As filed with the Securities and Exchange Commission on March 29, 2018

Registration No. 333-223905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ceridian HCM Holding Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	46-3231686
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3311 East Old Shakopee Road

Minneapolis, Minnesota

55425

(952) 853-8100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David D. Ossip

Chief Executive Officer

3311 East Old Shakopee Road

Minneapolis, Minnesota

55425

(952) 853-8100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Scott A. Kitching, Esq. Executive Vice President, General Counsel and Assistant Secretary 3311 East Old Shakopee Road Minneapolis, Minnesota 55425 (952) 853-8100	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200 (Phone) (212) 751-4864 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated March 29, 2018

PRELIMINARY PROSPECTUS

                    Shares

Ceridian HCM Holding Inc.

Common Stock

This is an initial public offering of common stock by Ceridian HCM Holding Inc. (the “Company”). We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                 and $                . We have applied to have our common stock listed on the New York Stock Exchange (“NYSE”) and on the Toronto Stock Exchange (“TSX”) under the symbol “CDAY.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Following this offering, funds managed by the Sponsors (as defined on page 10 of this prospectus) are expected to hold approximately     % of the voting power of our outstanding common stock, or     %, if the underwriters’ option to purchase additional shares is fully exercised. As a result, the Sponsors will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. Therefore, we will qualify as a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock,” “Management—Director Independence and Controlled Company Exemption”, and “Principal Stockholders.”

THL / Cannae Investors LLC, one of our existing stockholders controlled by our Sponsors, intends to enter into an agreement with us pursuant to which it will agree to purchase $                     of our common stock in a private placement at a price per share equal to the initial public offering price. This transaction is contingent upon, and is scheduled to close immediately subsequent to, the closing of this offering.

See “Risk Factors” beginning on page 23 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

We have agreed to reimburse the underwriters for certain expenses in connection with this offering.

(1)	We refer you to “Underwriting,” beginning on page 177 of this prospectus, for additional information regarding total underwriter compensation.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have an option to purchase up to an additional                  shares of common stock from us at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Delivery of the shares is expected to be made on or about                 , 2018.

Goldman Sachs & Co. LLC	J.P. Morgan
Credit Suisse	Deutsche Bank Securities

Barclays	Citigroup	Jefferies	CIBC Capital Markets	Wells Fargo Securities

Baird	Canaccord Genuity	Piper Jaffray	William Blair	MUFG

Prospectus dated                         , 2018.

$671M+
total revenue / $400m+ cloud

95%+
cloud revenue retention rate

60%+
2012-17 Dayforce revenue CAGR

3,000+
live Dayforce customers

As of or for the year ended December 31, 2017

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. You should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes related thereto included elsewhere in this prospectus before making an investment decision. Unless the context requires otherwise, references to “our company,” “we,” “us,” “our,” and “Ceridian” refer to Ceridian HCM Holding Inc. and its direct and indirect subsidiaries on a consolidated basis.

Overview

Ceridian is a global human capital management (“HCM”) software company. Dayforce, our flagship cloud HCM platform, provides human resources (“HR”), payroll, benefits, workforce management, and talent management functionality. Our platform is used by organizations, regardless of industry or size, to optimize management of the entire employee lifecycle, including attracting, engaging, paying, deploying, and developing their people. Dayforce was built as a single application from the ground up that combines a modern, consumer-grade user experience with proprietary application architecture, including a single employee record and a rules engine spanning all areas of HCM. Our platform is designed to make work life better for our customers and their employees by improving HCM decision-making processes, streamlining workflows, exposing strategic organizational insights, and simplifying legislative compliance. The platform is designed to ease administrative work for both employees and managers, creating opportunities for companies to increase employee engagement. We are a founder-led organization, and our culture combines the agility and innovation of a start-up with a history of deep domain and operational expertise.

The employer-employee relationship has undergone significant change. Employees historically viewed their jobs primarily as a source of income. Now, employees increasingly demand transparency, schedule flexibility, career growth, and better work-life balance with real-time access to their personal HR data anytime, anywhere. As organizations try to respond to these trends to attract and retain talent, they are empowering managers to think more strategically about their people. These challenges require organizations to find more efficient ways to manage employees and HCM functions, while navigating changing global operating and regulatory environments at the same time. However, HCM data in status quo solutions are stored in disparate databases, are difficult to access, and are often inaccurate. These status quo solutions that most organizations rely on were not built to manage a modern workforce, do not allow for real-time decision-making, and are not flexible enough to adapt to a changing global and regulatory environment.

We built Dayforce from the ground up to provide a comprehensive, next-generation platform that can solve complex human capital management problems. We carefully designed Dayforce to meet the needs of a homogeneous market with a common set of requirements and compliance challenges across organization sizes and industries. Our solutions deliver the right data to the right user at the right time for actionable intelligence and a superior employee experience. Our scalable platform is built on modern cloud technologies with a single, flexible rules engine capable of addressing complex global regulatory requirements, combined with a data architecture that can continuously calculate payroll throughout the pay period and a single database that enables advanced insights and predictive analytics. We believe that our architecture enables our customers to continue to benefit from advancements in technology, such as artificial intelligence and big data.

The breadth of benefits that Dayforce provides throughout an organization has been critical to our success. Employees benefit from our user experience and access to real-time data, which enables organizations to better empower employees with more self-service capabilities. The user experience and self-service capabilities drive faster adoption and free managers and HR administrators from many administrative burdens. Business-level managers benefit from deeper insights into their employee data, which enables them to better optimize their resources and to use predictive analytics to improve operations, such as scheduling, budgeting, and retention. Executive leadership benefits from better real-time data visibility, allowing them to better understand and to manage risk, to monitor and to track broader strategic initiatives, and to reduce technology and operational costs.

We sell Dayforce through our direct sales force on a subscription per-employee, per-month (“PEPM”) basis. Our subscriptions are typically structured with an initial fixed term of between three and five years, with evergreen renewal thereafter. Dayforce can serve customers of all sizes ranging from 100 to over 100,000 employees across multiple industries. We have rapidly grown the Dayforce platform to more than 3,000 live Dayforce customers, representing over 2.5 million active global users as of December 31, 2017. In 2017, we added over 650 new live Dayforce customers. We have experienced significant Cloud revenue growth at scale, particularly from Dayforce, which has grown at a compound annual growth rate (“CAGR”) of more than 60% since 2012. We believe that our intense focus on solving complex problems and our superior customer experience lead to our high retention rates, as evidenced by our annual Cloud revenue retention rate of over 95% in 2017. Our new business sales to Dayforce customers primarily made up 73% of our increase in Cloud revenue for the years ended December 31, 2017 and 2016, and the remaining 27% consisted primarily of customer migration to Dayforce from our Bureau solutions.

Our total revenue increased from $693.9 million in 2015 to $704.2 million in 2016 and to $750.7 million in 2017. Our total Cloud revenue, which consists primarily of revenues from Dayforce and excludes revenues from our Bureau solutions, increased from $225.2 million in 2015 to $297.8 million in 2016 and to $404.3 million in 2017, representing increases of 32.2% and 35.8%, respectively. We generated HCM operating profit (loss) of $(1.1) million in 2015 compared to $(8.6) million in 2016 and $33.0 million in 2017. We generated HCM Adjusted EBITDA of $99.7 million in 2015 compared to $88.9 million in 2016 and $117.8 million in 2017.

We define HCM Adjusted EBITDA as net income or loss before interest, taxes, depreciation, amortization, as adjusted to exclude net income and loss from discontinued operations, LifeWorks EBITDA, sponsor management fees, non-cash charges for asset impairments, gains or losses on assets and liabilities held in a foreign currency other than the functional currency of a company subsidiary, non-cash share-based compensation expense, severance charges, restructuring consulting fees, and environmental reserve charges. HCM Adjusted EBITDA is a non-GAAP financial measure. Refer to “Summary Historical Consolidated Financial and Other Data” for discussion regarding our use of HCM Adjusted EBITDA and a reconciliation of HCM Adjusted EBITDA to HCM operating profit, the most directly comparable measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

For additional discussion of Cloud and Bureau revenue, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Solutions.”

Industry Background

There are several important market dynamics that are transforming the way organizations manage and engage their employees. These trends impact organizations regardless of size, industry, and geography, and represent a significant global opportunity for Ceridian.

The employer-employee relationship has changed

Employees expect modern, intuitive solutions that provide them with self-service access to pay, schedules, benefits, performance reviews, learning opportunities, and other key employee data in real-time and on the device of their choice. Organizations now acknowledge the strategic importance of developing and engaging their employees as a means to increase productivity and, in turn, improve business outcomes in a rapidly changing competitive business environment.

Organizations need better access to their data

Organizations have historically captured large amounts of employee-related data, but have been challenged to leverage these data as assets for decision-making. The data are difficult to use because they are inconsistently collected and therefore inaccurate, stored in multiple systems, and not easily consolidated. Insights from their data are poor; reporting is manual, error-prone, and time-consuming; and options for intelligent analytics are extremely limited.

Predictive technologies are changing the way we work

Organizations are generating large volumes of data that can power predictive models to solve extremely complex business problems. Artificial intelligence and other predictive technologies are playing a larger role in organizations and customers are now demanding these predictive technologies in human capital management, particularly in employee scheduling, hiring, retention, and compensation management.

Regulatory requirements are becoming increasingly complex and a source of organizational risk

The complexity of today’s regulatory environment, including labor, tax, and compliance regulations, is a burden on businesses of all sizes. Organizations must comply with complex federal legislation, such as the Affordable Care Act (“ACA”) and the Fair Labor Standards Act in the United States, and also comply with a growing number of changes at the state and local level. In addition to complex labor and tax legislation, data privacy requirements add to the tangle of shifting and sometimes conflicting rules related to HCM. Non-compliance with applicable laws and regulations can result in significant financial penalties for the organization and damage to employment and company brands when failures occur.

Global markets continue to be underserved by HCM solutions

Globalization has resulted in a more internationally distributed and mobile workforce. This trend increases operational complexity by requiring organizations to understand and to comply with ever-changing regulations with respect to tax and employment laws across multiple countries. Legacy HCM and first-generation cloud solutions often lack the capability to develop localized functionality to meet country-specific requirements, which results in unintegrated and error-prone workflows, isolated employee data by country, and a poor user experience for employees. While core HCM solutions for employee data are more mature, areas such as time and attendance and payroll still remain materially underserved.

Incumbent HCM products are plagued by disparate technologies and struggle to meet today’s needs

Many existing solutions have been assembled through a combination of platform acquisitions and vendor partnerships, all of which use different core architectures, multiple databases, and disparate user interfaces. As a result, many of the products offered in the market today spread data across multiple application frameworks and different code bases. These datasets have, in many cases, become liabilities rather than assets for organizations. In world-class products, data must be accessed in real-time, stored in a unified platform, and analyzed to achieve better insights and to drive better decisions.

The HCM technology market is large and underserved

The HCM technology market is one of the largest in the software industry. According to an International Data Corporation (“IDC”) market forecast report, titled “Worldwide Human Capital Management and Payroll Applications Forecast, 2017-2021,” published in June 2017, the global market for HCM Payroll and Applications in 2018 is predicted to be $19.7 billion, of which $4.7 billion is for Payroll Applications, and is expected to grow to $25.4 billion by 2021, representing a 9.0% CAGR. The market includes payroll, HR, talent acquisition, workforce management, document management, performance management, compensation management, and succession planning.

Our Dayforce Solution

Dayforce is built from the ground up to provide businesses with a comprehensive modern cloud HCM platform for managing the entire employee lifecycle. Our award-winning software addresses all key areas of HCM, including HR, payroll, benefits, workforce management, and talent management functionality.

The key benefits of Dayforce include:

•	Single employee record, single application architecture: Our platform is designed around our proprietary single application architecture, which includes a cross-domain rules engine, dataset, and complete employee record. With data stored in a single, central location, our platform provides actionable, data-driven insights across all HR functions to enable better decision-making and to address broad strategic operational challenges related to the entire employee lifecycle. In addition, our differentiated approach eliminates the need for fragile and complex data integrations that attempt to unify disparate HR-related applications, such as payroll and time and attendance. Eliminating integrations greatly simplifies workflows, drives more efficient service delivery, reduces errors, and enhances regulatory compliance. For example, when an employee clocks out and hours are added to the system, Dayforce calculates taxes and net pay in real time instead of having to wait until the end of the pay period to batch transfer hours from the time system to the pay system.

Traditional Payroll Workflow	Dayforce Workflow

Data is stuck in the time systems until after the end of the pay period. Once the data are transferred to payroll, there is not enough time to complete audits and adjustments. Payroll gets committed with errors.

Dayforce enables access to payroll data through the
entire pay period and continuous real-time calculation
across all modules. This gives administrators greater
time and flexibility to ensure accurate pay.

•	Actionable insights driven by real-time data and predictive technologies: Dayforce delivers the right data to the right people at the right time. Our platform provides actionable, data-driven insights to assist our customers with fast, informed decision-making. Sophisticated predictive technologies align business strategy with daily operations. For example, Dayforce generates optimized schedules in line with company priorities and employee work preferences, and also includes a set of features that predict employee flight risk accompanied by suggested actions to minimize that risk. This actionable “data-first” approach enables all levels of the organization, from executives and business-line managers to HR and payroll administrators, to make better decisions in real-time and to align organizational strategy with daily operations.

•	Built for complex operating and regulatory environments: Maintaining compliance in an increasingly complex regulatory environment is critical to the success and stability of organizations globally. Dayforce was built with compliance and security at its core and has the flexibility to respond to inevitable changes in the regulatory climate. Our proprietary rules engine is a critical strength of our platform and has led to us becoming a leader in the area of compliance. Through the use of our dynamic and fully configurable rules engine, clients are able to customize the system specifically to their business needs, allowing them to spend less time tracking compliance with complex local, state, federal, and international labor laws and regulations, and freeing up their time to focus on their business.

•	Delivers a better employee experience: Dayforce provides a consumer-grade experience and is built to reflect how users naturally behave. Through our single dataset and native web and mobile applications, users can access our platform on the device of their choice and can enjoy a consistent intuitive user interface across all domains of HCM. Because Dayforce is easy to learn and easy to operate, both managers and employees enthusiastically adopt self-service functionality. Increased self-service usage is designed to drive higher employee and manager engagement, collect more accurate information, and facilitate more efficient operations.

•	Grows as our customers expand globally: Our platform is built to scale globally for organizations regardless of industry or size. Our customers are highly diversified and range from small regional businesses to large, global multi-nationals. With our proprietary architecture, we have the ability to enter new international markets, and to localize Dayforce to address both North American-based organizations with employees around the world and organizations outside of North America that operate primarily in their own local markets or regions. To date, our global HR and workforce management functionality is used in over 50 countries, such as the United Kingdom, Australia, Germany, South Africa, and Mexico. Users outside of North America currently represent approximately 5% of the Dayforce user base. In addition, we provide global 24/7 customer support and we use data hosting centers across North America, Europe, and Australia. Our cloud delivery model enables our customers to easily scale without major capital expenditures and eliminates the need for cumbersome data integration, traditionally associated with legacy solutions. Our delivery model also enables us to innovate rapidly and to implement changes easily to allow customers to stay current with changing regulatory, compliance, and tax environments.

With the business and technological benefits of our platform, customers are able to unlock substantial value through measurable improvements in efficiency, productivity, and accuracy. We believe that Dayforce delivers a superior return on investment to our customers, with Dayforce customers reporting that they recover their investment approximately 40% faster than organizations using competitors for core HR functionality, and approximately 70% faster than organizations using competitors for workforce management.

Our Growth Strategies

We build technology that makes work life better for people around the world. Our growth strategies include:

•	Grow market share in existing geographies: The HCM market is massive, and we have a significant opportunity to increase our penetration in North America. Dayforce has been gaining market share relative to both traditional and first-generation software-as-a-service (“SaaS”) HCM providers as more customers adopt our leading cloud platform. We have experienced significant growth over the last six years and added over 650 live customers in 2017. We intend to capitalize on our market momentum by leveraging our sales and marketing to win new customers.

•	Expand globally: We believe that there is a significant opportunity to provide our HCM platform to organizations with employees based outside our core North American markets. From the onset, Dayforce was intentionally designed to be a global platform with the ability for customers to use it for their global HR and workforce management needs. We have successfully deployed Dayforce around the world, and Dayforce is in use in over 50 countries. We intend to localize Dayforce to provide native payroll functionality in additional countries, and we believe that providing native payroll will enable us to sell to organizations headquartered or with a significant employee presence in those countries. We believe that ease of localization is a key differentiator for the Dayforce platform.

•	Increase sales from existing customers: We intend to sell additional incremental functionality to existing customers that do not currently utilize the full Dayforce platform. Our revenue also increases as our customers grow their workforces, driven by our subscription PEPM pricing structure.

•	Expand platform functionality: We believe that our leading market position in technology is based on our ability to continuously innovate and to quickly bring new solutions to market. Since 2012, we have developed a full suite of HCM functionality. We intend to continue to extend the functionality and breadth of our Dayforce platform in the future, taking advantage of modern technologies including artificial intelligence and big data.

•	Grow and cultivate our partner ecosystem: Investing in key product and sales partnerships can help us to grow our customer base and to reduce customer acquisition costs. This includes deep relationships with private equity firms and their business partners, other value-added resellers of the Dayforce platform, and third parties that want to offer Dayforce as an extension of their product suites on a referral basis. For example, we recently launched the Dayforce Software Partner Platform, which enables certified third party software vendors to integrate easily with the Dayforce platform. These initiatives expand our distribution reach and provide additional value to our customers.

•	Address the unique changing workforce requirements of the gig economy: The rise of the gig economy has led to the expectation of same-day onboarding and payments for independent freelancers. We believe the on-demand economy, which is part of the broader contingent workforce market, is expected to account for over 40% of the workforce by 2020 in the United States. We believe that our real-time pay and scheduling capabilities and native mobile applications position us well to capitalize on this growing opportunity.

•	Promote our culture as a unique differentiator: Our culture combines the agility and innovation of a start-up with a history of deep domain and operational expertise. We focus on our culture and on employee engagement as we believe it helps us to attract, to engage, and to retain top talent who create successful outcomes for our customers, which we believe results in growth through strong customer retention and new customer referrals. In 2017 alone, we have received over 20 awards recognizing our culture, including Glassdoor’s Top 100 Best Places to Work (Canada and United States), Great Places to Work (Canada and United States), Canada’s Top 100 Employers, and recognition by the Brandon Hall Group as Best Advance in Corporate Culture Transformation.

Recent Developments

Set forth below are selected preliminary unaudited financial results as of and for the three months ended March 31, 2018. Our consolidated financial statements as of and for the three months ended March 31, 2018 are not yet available. The following information reflects our preliminary estimates with respect to such results based on currently available information. We have provided ranges, rather than specific amounts, for the preliminary results described below primarily because our financial closing procedures for the three months ended March 31, 2018 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. These estimates should not be viewed as a substitute for interim financial statements prepared in accordance with U.S. GAAP. Our independent registered public accounting firm has not conducted a review of, and does not express an opinion or any other form of assurance with respect to, these preliminary estimates.

Three Months ended March 31,
	2018		2017
	Low	High	Actual
(Unaudited, dollars in millions)
Cloud recurring services revenue	$	$	$
Cloud professional services and other revenue

Cloud revenue
Bureau revenue

Total HCM revenue	$	$	$
HCM operating profit	$	$	$
HCM Adjusted EBITDA (a)	$	$	$

	March 31, 2018		December 31, 2017
	Low	High	Actual
(Unaudited, dollars in millions)
Cash and equivalents			$
Long-term debt	$	$	$

(a)	HCM Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of HCM Adjusted EBITDA to HCM operating profit, please see below. For information regarding the limitations of using HCM Adjusted EBITDA as a financial measure, please see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

For the three months ended March 31, 2018, we expect total HCM revenue to be between $            million and $            million, which would be an increase of approximately        % to        % as compared to total HCM revenue of $            million for the three months ended March 31, 2017. The increase in total HCM revenue was primarily driven by a        % to        % increase in Cloud revenue, partially offset by a        % to        % decline in Bureau revenue as Bureau customers continue to migrate to Dayforce. The increase in Cloud revenue was driven by a        % to        % increase in Cloud recurring services revenue and a        % to        % increase in Cloud professional services and other revenue.

For the three months ended March 31, 2018, we expect HCM operating profit to be between $            million and $            million, which would be an increase of approximately        % to        % as compared to HCM operating profit of $            million for the three months ended March 31, 2017. The increase in HCM operating profit was primarily driven by                    .

For the three months ended March 31, 2018, we expect HCM Adjusted EBITDA to be between $            million and $            million, which would be an increase of approximately        % to        % as compared to HCM Adjusted EBITDA of $            million for the three months ended March 31, 2017. The increase in HCM Adjusted EBITDA was primarily driven by                    .

As of March 31, 2018, we expect cash and equivalents to be between $            million and $            million, which would be a decrease between $            million and $            million as compared to December 31, 2017. The decrease in cash was primarily driven by                    .

The following table reconciles HCM operating profit to HCM Adjusted EBITDA for the periods presented:

Three Months ended March 31,
	2018		2017
	Low	High	Actual
(Unaudited, dollars in millions)
HCM operating profit	$	$	$
Depreciation and amortization

HCM EBITDA from continuing operations (1)
Other adjustments (1)

HCM Adjusted EBITDA	$	$	$

(1)	For information regarding these items, please see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.” Other adjustments consist of sponsorship management fees, asset impairments, intercompany foreign exchange loss (gain), share-based compensation, severance charges, restructuring consulting fees, and environmental reserve charges.

The information above is based on preliminary unaudited information and management estimates for the three months ended March 31, 2018, is not a comprehensive statement of our financial results, and is subject to completion of our financial closing procedures. This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our actual results for the three months ended March 31, 2018 are not yet available, may differ materially from our preliminary estimates (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for the remainder of 2018 or any future period. Accordingly, you should not place undue reliance upon these preliminary estimates. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These preliminary estimates have been prepared by and are the responsibility of management. Our independent registered public accounting firm has not conducted a review of, and does not express an opinion or any other form of assurance with respect to, these preliminary estimates. These estimates should not be viewed as a substitute for interim financial statements prepared in accordance with U.S. GAAP.

Our History

Ceridian was acquired in 2007 by affiliates and co-investors of Thomas H. Lee Partners, L.P. (“THL”) and Cannae Holdings, Inc. (“Cannae”), which recently split-off from Fidelity National Financial, Inc. (“FNF”). In April 2012, Ceridian acquired Dayforce Corporation, which had built Dayforce, a Cloud HCM solution. In the months following the acquisition, Dayforce founder, David D. Ossip, was named Chief Executive Officer of Ceridian, and shortly thereafter, we generally stopped actively selling our Bureau solutions to new customers in the United States to focus our resources on expanding the Dayforce platform and growing Cloud HCM solutions. For each quarter since September 30, 2016, our Cloud HCM revenue has surpassed our Bureau HCM revenue. Cloud revenue grew from 39% of total HCM revenue during the quarter ended December 31, 2015 to 64% of total HCM revenue during the quarter ended December 31, 2017.

As part of our strategy to focus on the growth of our Cloud solutions business, we (i) sold our consumer-directed benefit services business in 2013, (ii) merged Comdata, our payment systems business unit, with FleetCor Technologies Inc. (“FleetCor Technologies”) in 2014, (iii) sold our benefits administration and post-employment compliance business in 2015, and (iv) sold our United Kingdom and Ireland businesses and a portion of our operations that supported such business in the Republic of Mauritius in 2016. Our benefits administration and post-employee compliance business, our United Kingdom and Ireland businesses, and our divested Mauritius operations are presented as discontinued operations in our financial statements. As a result of these transactions, we only actively sell Dayforce and Powerpay in our HCM segment, which we believe simplifies our business model and positions us well for continued growth. In 2016, we contributed our LifeWorks employee assistance program business to a joint venture, LifeWorks Corporation Ltd. (“LifeWorks”), that provides employee assistance, wellness, recognition, and incentive programs in the United States, Canada, and the United Kingdom.

Our Financial Sponsors

THL is a premier private equity firm investing in middle market growth companies, headquartered in North America, exclusively in four industry sectors: Business & Financial Services, Consumer & Retail, Healthcare, and Media, Information Services & Technology. Using the firm’s deep domain expertise and the internal operating capabilities of its Strategic Resource Group, THL seeks to create deal sourcing advantages, to accelerate growth, and to improve operations in its portfolio companies in partnership with management teams. Since its founding in 1974, THL has raised over $22.0 billion of equity capital, acquired over 140 portfolio companies, and completed over 360 add-on acquisitions, which collectively represent a combined enterprise value at the time of acquisition of over $200.0 billion.

Cannae, which recently split off from FNF, is a diversified holding company with investments in restaurants, technology enabled healthcare services, and diversified services. Cannae’s highly experienced and successful management team looks to prudently monetize existing investments with the primary objective of maximizing returns for its stockholders. As of December 31, 2017, Cannae had over $1.0 billion in net asset value under its management. THL and Cannae together are referred to as the “Sponsors.”

Following the closing of this offering and the concurrent private placement, funds managed by the Sponsors are expected to own approximately     % of our outstanding common stock, or     %, if the underwriters’ option to purchase additional shares is fully exercised. As a result, the Sponsors will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. Therefore, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE on which we have applied to list our shares of common stock. See “Risk Factors–Risks Relating to This Offering and Ownership of Our Common Stock” and “Principal Stockholders.”

Concurrent Private Placement

Immediately subsequent to the closing of this offering, THL / Cannae Investors LLC, one of our existing stockholders controlled by our Sponsors, intends to purchase from us in a private placement $                     of our common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be                     shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of the shares in the private placement is contingent upon the completion of this offering. The sale of these shares to THL / Cannae Investors LLC will not be registered in this offering and will be subject to a market standoff agreement with us and a lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus.

Debt Refinancing

Concurrently with closing of this offering, the concurrent private placement, and the repayment of a portion of our outstanding debt using a portion of the net proceeds received by us therefrom, we intend to refinance our remaining indebtedness under our (i) $702.0 million (original principal amount) term loan debt facility (the “Senior Term Loan”) and (ii) $130.0 million revolving credit facility (the “Revolving Facility”) (the Senior Term Loan and the Revolving Facility are together referred to as the “Senior Credit Facilities”), accrued interest and related costs and expenses, with new senior credit facilities. Assuming we sell the number of shares of our common stock set forth on the cover of this prospectus at an initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus) and we apply the net proceeds to be received by us as described in “Use of Proceeds,” the new senior credit facilities will consist of                      . We expect to incur a charge of up to $         million related to the repayment of certain of our indebtedness in connection with the use of proceeds and the Debt Refinancing. Such charge will be included in other expense, net for the same quarter as this offering. We refer to this throughout this prospectus as the “Debt Refinancing.” In addition, we expect to redeem or otherwise satisfy and discharge all $475.0 million aggregate principal amount of our outstanding 11% senior notes due 2021 (the “Senior Notes”) immediately following the closing of this offering. For an additional description of our Senior Notes, please see “Description of Material Indebtedness—Senior Unsecured Notes.”

Internal Reorganization

Prior to this offering, our Sponsors and certain other stockholders hold shares in us through a series of non-operating limited liability companies, including THL / Cannae Investors LLC, the purchaser in the concurrent private placement. Upon completion of this offering and the concurrent private placement, we intend to complete an internal corporate reorganization, pursuant to which these limited liability companies (including THL / Cannae Investors LLC) will be merged with and into Ceridian HCM Holding Inc. At the time of these transactions, these limited liability companies will have no assets other than equity interests in us or the other limited liability companies. As a result of these transactions, our stockholders will hold shares of our common stock (including the shares obtained by THL / Cannae Investors LLC in the concurrent private placement) directly rather than through a series of limited liability companies. In addition, the Exchangeable Shares (as defined on page 18 of this prospectus) will become exchangeable for shares of our common stock. These transactions will not have any impact on our assets, liabilities, or operations. We refer to these transactions as the “Internal Reorganization.”

The diagram below summarizes our anticipated organizational structure immediately before and after completion of the Internal Reorganization, which will occur after the completion of the proposed offering and the concurrent private placement.

Structure Prior to the Internal Reorganization

Structure Following the Internal Reorganization

LifeWorks Disposition

Contemporaneous with this offering and the concurrent private placement, we intend to distribute our interest in LifeWorks to our existing stockholders on a pro rata basis in accordance with their pro rata interests in us (the “LifeWorks Disposition”). As a result of the LifeWorks Disposition, we will no longer have any material obligations under the LifeWorks joint venture agreement. In addition, LifeWorks will no longer be a separate segment and will be reclassified to discontinued operations in our consolidated financial statements for all periods presented. LifeWorks accounted for $79.9 million in revenue and $0.4 million in operating loss for the year ended December 31, 2017. As a result, our consolidated revenues and operating profit are expected to decline in the near term. Additionally, we will no longer have a non-controlling interest on our consolidated balance sheets or statements of operations. At the time of the distribution, the interests in LifeWorks received by our existing stockholders will be valued at approximately $             million. The stockholders will receive these interests in a taxable distribution. Based on current estimates of the value of our interest in LifeWorks at the time of the distribution, we currently anticipate that we will incur approximately $3.2 million of foreign taxes and use approximately $96.0 million of our U.S. federal net operating losses to offset the tax gain in the U.S. in connection with the distribution. The net operating losses are currently subject to a full valuation allowance, therefore, the tax gain recognition and resulting use of the net operating loss and release of the valuation allowance result in no anticipated U.S. tax expense.

Risks Associated with our Business

Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	We have a history of losses and negative cash flows from operating activities, and we may not be able to attain or to maintain profitability or positive cash flows from operating activities in the future.

•	The markets in which we participate are highly competitive, and if we do not compete effectively, it could have a material adverse effect on our business, financial condition, and results of operations.

•	Our growth strategy has focused on developing our fast growing Cloud solutions revenue, while our Bureau solutions revenue has declined. Our business could be materially adversely affected by a slowdown in the growth of our Cloud solutions or a faster than anticipated decline in our Bureau solutions revenue.

•	If we are not able to provide successful new or enhanced functionality and features, it could affect our ability to retain customers.

•	An information security breach of our systems or the loss of, or unauthorized access to, customer information, could have a material adverse effect on our business, market brand, financial condition, and results of operations.

•	Any failure by us to comply with, or a failure of any of our products to enable our customers to comply with, current and future regulatory requirements, including applicable privacy, security, and data laws, regulations, and standards, could have a material adverse effect on our business, financial condition, and results of operations.

•	If we are unable to develop new solutions, to sell our Cloud solutions into new markets or to further penetrate existing markets, our revenue may not grow as expected.

•	If we fail to manage our technical operations infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our applications.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Corporate Information

Ceridian HCM Holding Inc. was incorporated in Delaware on July 3, 2013. Our principal executive offices are located at 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425, and our telephone number is (952) 853-8100. Our corporate website address is www.ceridian.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

•	requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplement to the auditor’s report, in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering unless, prior to that time, we have more than $1.07 billion in annual gross revenue, have a market value for our common stock held by non-affiliates of more than $700.0 million as of the last day of our second fiscal quarter of the fiscal year and a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt over a three-year period, whether or not issued in a registered offering. We have availed ourselves of the reduced reporting obligations with respect to executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for private companies.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

Trademarks and Trade Names

We and our subsidiaries own or have the rights to various trademarks, trade names and service marks, including the following: Ceridian®, Dayforce®, Makes Work Life Better™, Powerpay®, LifeWorks®, and various logos used in association with these terms. Solely for convenience, the trademarks, trade names and service marks and copyrights referred to herein are listed without the ©, ®, and ™, symbols, but such references are not intended to indicate, in any way, that Ceridian, or the applicable owner, will not assert, to the fullest extent under applicable law, Ceridian’s or their, as applicable, rights to these trademarks, trade names, and service marks. Other trademarks, service marks, or trade names appearing in this prospectus are the property of their respective owners.

Market and Industry Information

Unless otherwise indicated, market data and industry information used throughout this prospectus are based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications, other publicly available information prepared by a number of sources, including IDC, Glassdoor, and Brandon Hall Group. All of the market data and industry information used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified his information. While we believe the estimated market position, market opportunity, and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

THE OFFERING

Issuer	Ceridian HCM Holding Inc.

Common stock offered by us	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Common stock sold by us in the concurrent private placement	Immediately subsequent to the closing of this offering, THL / Cannae Investors LLC intends to purchase from us in a private placement $ of our common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of the shares in the private placement is contingent upon the completion of this offering. The sale of these shares to THL / Cannae Investors LLC will not be registered in this offering and will be subject to a market standoff agreement with us and lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up Arrangements” for additional information regarding such restrictions. We refer to the private placement of these shares of common stock as the “concurrent private placement.”

Common stock to be outstanding after this offering and the concurrent private placement	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock	The underwriters have an option to purchase an additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering and the concurrent private placement, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use these net proceeds for the redemption of all $475.0 million aggregate principal amount of our outstanding 11% Senior Notes due 2021. See “Use of Proceeds.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares, or %, of our common stock being offered hereby for sale to directors, officers, employees and others. We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering and the concurrent private placement will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. See “Underwriting.”

Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Voting Rights	Upon completion of this offering and the concurrent private placement, our executive officers, directors, and the Sponsors will hold approximately % of the combined voting power of our outstanding capital stock and will have the ability to control the outcome of matters submitted to our stockholders for approval. See “Principal Stockholders” and “Description of Capital Stock.”

Risk factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on page 23 for a discussion of factors you should carefully consider before investing in our common stock.

Principal stockholders	Upon completion of this offering and the concurrent private placement, THL and Cannae will continue to own a controlling interest in us. Accordingly, we may avail ourselves of the “controlled company” exemption under the corporate governance rules of the NYSE. See “Management—Director Independence and Controlled Company Exemption” and “Principal Stockholders.”

Listing	We have applied to have our common stock listed on the NYSE and on the TSX under the symbol “CDAY.”

Except as otherwise indicated, the number of shares of our common stock outstanding after this offering and the concurrent private placement:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

•	includes shares of common stock issuable upon the automatic conversion of all outstanding shares of our junior and senior preferred stock prior to the completion of this offering and the concurrent private placement (the “Preferred Conversion”);

•	excludes an aggregate of shares of our common stock that will be available for future equity awards under our 2013 Ceridian HCM Holding Inc. Stock Incentive Plan, as amended (the “2013 Plan”) and an aggregate of shares of our common stock that will be available for future equity awards under our Ceridian HCM Holding Inc. 2018 Equity Incentive Plan (the “2018 Plan”), including 8,874,967 shares of common stock issuable upon the exercise of stock options granted to 126 current employees in connection with this offering, which includes 5,054,347 shares of common stock issuable to our executive officers (the “IPO Options”);

•	gives effect to the Internal Reorganization;

•	gives effect to the exchange of outstanding exchangeable shares of our subsidiary, Ceridian AcquisitionCo ULC (the “Exchangeable Shares”), for shares of our common stock (the “Share Exchange”);

•	excludes shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share; and

•	gives effect to our third amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering and the concurrent private placement.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

We report our financial results in accordance with U.S. GAAP. The following tables set forth our summary historical consolidated financial and other data for the periods as of the dates indicated. We derived the summary consolidated statements of operations data for the years ended December 31, 2017, 2016, and 2015, from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the balance sheet data as of December 31, 2017, from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

You should read the information set forth below together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year ended December 31,
	2017	2016	2015
	(Dollars in millions, except share and per share amounts)
Consolidated Statements of Operations Data:
Total revenue	$750.7	$704.2	$693.9
Cost of revenue	457.7	445.3	413.1
Selling, general, and administrative expenses	253.0	249.8	245.5
Other expense, net	7.4	13.2	27.8
Interest expense, net	87.1	87.4	87.8

Loss from continuing operations before income taxes	(54.5)	(91.5)	(80.3)
Income tax (benefit) expense	(44.7)	17.8	8.6

Loss from continuing operations	(9.8)	(109.3)	(88.9)
(Loss) income from discontinued operations	(0.7)	16.5	(15.8)

Net loss	(10.5)	(92.8)	(104.7)
Net (loss) income attributable to noncontrolling interest	(1.3)	0.1	—

Net loss attributable to Ceridian	$(9.2)	$(92.9)	$(104.7)

Earnings per share:
Basic	$(0.23)	$(0.82)	$(0.81)
Diluted	$(0.23)	$(0.82)	$(0.81)
Weighted average shares outstanding:
Basic	130,409,920	129,976,675	129,849,690
Diluted	130,409,920	129,976,675	129,849,690

Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(39.8)	$(75.5)	$(18.3)
Investing activities	(407.4)	763.0	323.9
Financing activities	406.8	(630.7)	(368.2)

Other Data:
Live Dayforce customers	3,001	2,339	1,770
Annual Cloud revenue retention rate (a)	97.0%	95.7%	95.0%
Cloud annualized recurring revenue (ARR) (a)	$391.0	$289.7	$209.6
HCM Adjusted EBITDA (b)	$117.8	$88.9	$99.7
HCM Adjusted EBITDA margin %	17.6%	14.3%	16.3%

	As of December 31, 2017
	Actual	Pro Forma (c)	Pro Forma As Adjusted (d)
	(Dollars in millions)
Consolidated Balance Sheet Data:
Cash and equivalents	$99.6	$	$
Total assets	6,729.9
Long-term debt	1,119.8
Total liabilities	5,600.9
Working capital	49.9
Total stockholders’ equity	$1,091.2	$	$

(a)	Annual Cloud revenue retention rate and Cloud annualized recurring revenue are calculated on an annual basis, and the disclosure reflects data as of the most recent fiscal year end. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Our Performance.”
(b)	We report our financial results in accordance with U.S. GAAP. To supplement this information, we also use HCM Adjusted EBITDA and HCM Adjusted EBITDA margin, non-GAAP financial measures, in this prospectus. We define HCM Adjusted EBITDA as net income or loss before interest, taxes, depreciation, and amortization, as adjusted to exclude net income and loss from discontinued operations, LifeWorks EBITDA, sponsor management fees, non-cash charges for asset impairments, gains or losses on assets and liabilities held in a foreign currency other than the functional currency of a company subsidiary, non-cash share-based compensation expense, severance charges, restructuring consulting fees, and environmental reserve charges. HCM Adjusted EBITDA margin is determined by calculating the percentage HCM Adjusted EBITDA is of Total HCM Revenue. Management believes that HCM Adjusted EBITDA and HCM Adjusted EBITDA margin are helpful in highlighting management performance trends because HCM Adjusted EBITDA and HCM Adjusted EBITDA margin exclude the results of decisions that are outside the control of operating management. By providing these non-GAAP financial measures, management believes we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Our presentation of HCM Adjusted EBITDA and HCM Adjusted EBITDA margin are intended as supplemental measures of our performance that is not required by, or presented in accordance with, U.S. GAAP. HCM Adjusted EBITDA and HCM Adjusted EBITDA margin should not be considered as alternatives to operating income (loss), net income (loss), earnings per share, or any other performance measures derived in accordance with U.S. GAAP, or as measures of operating cash flows or liquidity. Our presentation of HCM Adjusted EBITDA should not be construed to imply that our future results will be unaffected by these items. HCM Adjusted EBITDA and HCM Adjusted EBITDA margin are included in this prospectus because it is a key metric used by management to assess our operating performance.

HCM Adjusted EBITDA and HCM Adjusted EBITDA margin are not defined under U.S. GAAP, are not measures of net income, operating income, or any other performance measures derived in accordance with U.S. GAAP, and are subject to important limitations.

Our use of the terms HCM Adjusted EBITDA and HCM Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies in our industry and are not measures of performance calculated in accordance with U.S. GAAP.

HCM Adjusted EBITDA and HCM Adjusted EBITDA margin have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	HCM Adjusted EBITDA and HCM Adjusted EBITDA margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	HCM Adjusted EBITDA and HCM Adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs;

•	HCM Adjusted EBITDA and HCM Adjusted EBITDA margin do not reflect any charges for the assets being depreciated and amortized that may need to be replaced in the future;

•	HCM Adjusted EBITDA and HCM Adjusted EBITDA margin do not reflect the impact of share-based compensation upon our results of operations;

•	HCM Adjusted EBITDA and HCM Adjusted EBITDA margin do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt; and

•	HCM Adjusted EBITDA and HCM Adjusted EBITDA margin do not reflect our income tax expense or the cash requirements to pay our income taxes.

In evaluating HCM Adjusted EBITDA and HCM Adjusted EBITDA margin, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation.

The following table reconciles HCM operating profit to HCM Adjusted EBITDA for the periods presented:

	Year ended December 31,
	2017	2016	2015
	(Dollars in millions)
HCM operating profit	$33.0	$(8.6)	$(1.1)
Depreciation and amortization	53.8	53.2	52.3

HCM EBITDA from continuing operations(1)	86.8	44.6	51.2
Sponsorship management fees (2)	1.9	5.0	1.9
Asset impairments	—	10.2	22.6
Intercompany foreign exchange loss (gain)	7.4	(3.1)	4.8
Share-based compensation (3)	16.1	12.5	12.8
Severance charges (4)	5.6	8.9	4.7
Restructuring consulting fees (5)	—	4.9	1.7
Environmental reserve charges (6)	—	5.9	—

HCM Adjusted EBITDA	$117.8	$88.9	$99.7

(1)	We define HCM EBITDA from continuing operations as HCM net income or loss before interest, taxes, depreciation and amortization, and net income or loss from discontinued operations.
(2)	Represents expenses related to our management, monitoring, consulting, transaction, and advisory fees and related expenses paid to the affiliates of our Sponsors pursuant to the management agreements with THL Managers VI, LLC (“THLM”) and Cannae. See “Certain Relationship and Related Party Transactions—Management Agreements.”
(3)	Represents the share-based compensation adjustment only for our HCM segment.
(4)	Represents costs for severance compensation paid to employees whose positions have been eliminated resulting primarily from the shift of business from our Bureau solutions to our Cloud solutions.

(5)	Represents consulting fees and expenses incurred during the periods presented in connection with any acquisition, investment, disposition, recapitalization, equity offering, issuance or repayment of indebtedness, issuance of equity interests, or refinancing.
(6)	Reflects charges to increase the reserves for environmental claims from a predecessor company. See Note 13 to our consolidated financial statements for further information regarding our environmental reserves.

(c)	We present certain information on a pro forma basis to give effect to (i) the LifeWorks Disposition, (ii) the Preferred Conversion, and (iii) the Share Exchange.

(d)	We present certain information on a pro forma as adjusted basis to give further effect to (i) the Debt Refinancing, (ii) the sale by us of shares of our common stock in this offering and the concurrent private placement, assuming no exercise of the underwriters’ option to purchase additional shares, at an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions and estimated expenses, and (iii) the application of the net proceeds to be received by us from this offering and the concurrent private placement as described in “Use of Proceeds.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not be able to attain or to maintain profitability or positive cash flows from operating activities in the future.

We have incurred net losses and negative cash flows from operating activities over the last few years as we made substantial investments in developing, launching, and selling our Cloud solutions. In addition, our highly leveraged capital structure has had a negative effect on our profitability. As a result, we have incurred net losses of $104.7 million in the year ended December 31, 2015, $92.9 million in the year ended December 31, 2016, and $9.2 million in the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of $348.2 million. We incurred negative cash flows from operating activities of $18.3 million in the year ended December 31, 2015, $75.5 million in the year ended December 31, 2016, and $39.8 million in the year ended December 31, 2017. To the extent we are successful in increasing our Cloud customer base, we may also incur increased net losses and negative cash flows from operating activities because costs associated with acquiring and implementing new Cloud customers are generally incurred up front, while subscription revenues are generally recognized ratably over the terms of the agreements. You should not consider our recent growth in revenues as indicative of our future performance.

We also expect our expenses to increase in the future due to anticipated increases in sales, general, and administrative expenses, including expenses associated with being a public company, and product development and management expenses, which could impact our ability to achieve or to sustain profitability or positive cash flows from operating activities in the future. Additionally, while the majority of our revenue comes from fees charged for use of the software, we are developing new products and services, which may initially have a lower profit margin than our existing Cloud solutions, which could have a material adverse effect on our business, financial condition, and results of operations. Although we believe we will be able to reach profitability and attain positive cash flows from operating activities in the next few years, we cannot assure you that we will able to do so in the future.

The markets in which we participate are highly competitive, and if we do not compete effectively, it could have a material adverse effect on our business, financial condition, and results of operations.

The markets in which we participate are highly competitive, and competition could intensify in the future. We believe the principal competitive factors in our market include breadth and depth of product functionality, scalability and reliability of applications, robust workforce management, comprehensive tax services, modern and innovative cloud technology platforms combined with an intuitive user experience, multi-country and jurisdiction domain expertise in payroll and HCM, quality of implementation and customer service, integration with a wide variety of third party applications and systems, total cost of ownership and ROI, brand awareness, and reputation, pricing and distribution. We face a variety of competitors, some of which are long-established providers of HCM solutions. Many of our current and potential competitors are larger, have greater name recognition, longer operating histories, larger marketing budgets, and significantly greater resources than we do, and are able to devote greater resources to the development, promotion, and sale of their products and services. Some of our competitors could offer HCM solutions bundled as part of a larger product offering. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or to withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to larger customer bases, and major distribution agreements with consultants, system integrators, and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources.

In order to capitalize on customer demand for cloud applications, legacy vendors are modernizing and expanding their applications through cloud acquisitions and organic development. Legacy vendors may also seek to partner with other leading cloud HCM providers. Ceridian also faces competition from vendors selling custom software and point solutions, some of which offer cloud solutions. Our competitors include, without limitation: Automatic Data Processing (“ADP”), The Ultimate Software Group, Inc. (“Ultimate Software”), and Workday, Inc. (“Workday”) for HCM; Kronos Incorporated (“Kronos”) for workforce management; and Cornerstone OnDemand Inc. (“Cornerstone OnDemand”) for talent management. In addition, other companies, such as NetSuite and Microsoft that provide cloud applications in different target markets, may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. Some large businesses may be hesitant to adopt cloud applications such as ours and prefer to upgrade the more familiar applications offered by these vendors that are deployed on-premise, such as Oracle Corporation (“Oracle”) and SAP SE (“SAP”). Our competitors could offer HCM solutions on a standalone basis at a low price or bundled as part of a larger product sale. With the introduction of new technologies and market entrants, competition could intensify in the future.

If our competitors’ products, services, or technologies become more accepted than our applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, it could have a material adverse effect on our business, financial condition, and results of operations. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels or if we experience significant pricing pressures, it could have a material adverse effect on our business, financial condition, and results of operations.

Our growth strategy has focused on developing our Cloud solutions, which has experienced rapid revenue growth in recent periods that has been offset by revenue declines in our Bureau solutions. If we fail to manage our growth effectively or if our strategy is not successful, we may be unable to execute our business plan, to maintain high levels of service, or to adequately address competitive challenges.

We have recently experienced a period of rapid growth in our operations related to our Cloud solutions. In particular, our recurring services revenue for our Cloud solutions has continued to increase while our recurring services revenue for our Bureau solutions has continued to decline. As we implement our growth strategy for our Cloud solutions, we will continue to migrate employees and resources from our Bureau solutions to our Cloud solutions. Additionally, we are continuing to invest in the infrastructure shared by our Bureau and Cloud solutions, although we are no longer marketing our Bureau solutions to new customers. The growth of our Cloud solutions has placed, and future growth will place, a significant strain on our management, administrative, operational, and financial infrastructure. In order to manage this growth effectively, we will need to continue to improve our operational, financial, and management controls, and our reporting systems and procedures. Failure to effectively manage growth and failure to achieve our growth strategy could result in difficulty or delays in implementing customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties; and any of these difficulties could have a material adverse effect on our business, financial condition, and results of operations.

Our Bureau solutions, which comprise a significant portion of our revenue, may decline at a rate faster than that which we anticipate, and we may not be able to successfully migrate our Bureau customers to our Cloud solutions or to offset the decline in Bureau revenue with Cloud revenue.

Our growth strategy is focused on the growth and expansion of our Cloud solutions; however, a portion of our revenue continues to be derived from our Bureau customers. We generally ceased marketing our Bureau solutions to new customers in the United States in 2012, and since that time have maintained the Bureau applications for existing customers while migrating customers to our Cloud solutions. Maintenance of our Bureau business requires investment, specifically with respect to compliance updates and security controls. If our investments are not sufficient to adequately update our Bureau solutions, such solutions may lose market acceptance and we may face security vulnerabilities.

In addition, we have marketed our Cloud solutions to our Bureau customers, and some of our Bureau customers have migrated to our Cloud solutions, but there is no guarantee that our remaining Bureau customers will migrate to our Cloud solutions. If such Bureau customers do not migrate, we may lose them in the future or we may be required to make ongoing investments to serve a smaller pool of customers. If our revenue from our Bureau solutions declines at a rate faster than anticipated, we are required to make significant investments in infrastructure shared by our Bureau and Cloud solutions that are not offset by increased revenue, we are not able to successfully convert the remaining Bureau customers to our Cloud solutions, or our Cloud solutions revenue does not grow fast enough to offset the decline in our Bureau solutions revenue, it could have a material adverse effect on our business, financial condition, and results of operations.

If the market for enterprise cloud computing develops slower than we expect or declines, it could have a material adverse effect on our business, financial condition, and results of operations.

The enterprise cloud computing market is not as mature as the market for on-premise enterprise software, and it is uncertain whether cloud computing will achieve and sustain high levels of customer demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption of cloud computing in general, and of HCM solutions in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses and therefore may be reluctant or unwilling to migrate to cloud computing. It is difficult to predict customer adoption rates and demand for our applications, the future growth rate and size of the cloud computing market, or the entry of competitive applications. The expansion of the cloud computing market depends on a number of factors, including the cost, performance, and perceived value associated with cloud computing, as well as the ability of cloud computing companies to address security and privacy concerns. If we or other cloud computing providers experience security incidents, loss of customer data, disruptions in delivery, or other problems, the market for cloud computing applications as a whole, including our applications, may be negatively affected. If cloud computing does not achieve widespread adoption or there is a reduction in demand for cloud computing caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, reductions in corporate spending, or otherwise, it could have a material adverse effect on our business, financial condition, and results of operations.

Our revenues from our Cloud solutions have grown substantially over the last few years. Our efforts to increase use of our Cloud solutions and our other applications may not succeed and may reduce our revenue growth rate.

Our revenues from our Cloud solutions have grown substantially over the last few years. Our total Cloud revenues grew from $225.2 million in 2015 to $297.8 million in 2016 and $404.3 million in 2017, a growth rate of 32.2% and 35.8%, respectively. Any factor adversely affecting sales of our Cloud solutions, including application release cycles, delays, or failures in new product functionality, market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could have a material adverse effect on our business, financial condition, and results of operations. Our participation in new markets for native payroll, and application expansion in succession management, learning management, and compensation management, is relatively new, and it is uncertain whether these areas will ever result in significant revenues for us. Further, the entry into new markets or the introduction of new features, functionality, or applications beyond our current markets and functionality may not be successful.

Our quarterly results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, gross margin, profitability, cash flow, and deferred revenue, may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

•	our ability to attract new Cloud customers;

•	our ability to replace declining Bureau revenue with Cloud revenue;

•	the addition or loss of large Cloud customers, including through acquisitions or consolidations;

•	the addition or loss of employees by our Cloud customers;

•	the timing and number of paydays in a period;

•	the timing of recognition of revenues;

•	the tenure of our Cloud customers during that period;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

•	network outages or security breaches;

•	general economic, industry, and market conditions;

•	customer renewal rates;

•	increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	the mix of applications sold during a period;

•	seasonal variations in sales of our applications, which has historically been highest in the fourth quarter of a calendar year;

•	fluctuation in market interest rates, which impacts debt interest expense as well as float revenue;

•	the timing and success of new application and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers, or strategic partners; and

•	the impact of new accounting rules.

If we are not able to provide new or enhanced functionality and features, it could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to successfully provide new or enhanced functionality and features for our existing solutions that achieve market acceptance or that keep pace with rapid technological developments. For example, we are focused on enhancing the features and functionality of our HCM solutions to enhance their utility for larger customers with complex, dynamic, and global operations. The success of new or enhanced functionality and features depends on several factors, including their overall effectiveness and the timely completion, introduction, and market acceptance of the enhancements, new features, or applications. Failure in this regard may significantly impair our revenue growth. In addition, because our solutions are designed to operate on a variety of systems, we will need to continuously modify and to enhance our solutions to keep pace with changes in internet-related hardware, iOS, and other software, and communication, browser, and database technologies. We may not be successful in developing these new or enhanced functionality and features, or in bringing them to market in a timely fashion. If we do not continue to innovate and to deliver high-quality, technologically advanced products and services, we will not remain competitive, which could have a material adverse effect in our business, financial condition, and results of operations. Furthermore, uncertainties about the timing and nature of new functionality, or new functionality to existing platforms or technologies, could increase our research and development expenses. Any failure of our applications to operate effectively with future network platforms and technologies could reduce the demand for our applications, result in customer dissatisfaction, and have a material adverse effect on our business, financial condition, and results of operations.

An information security breach of our systems or the loss of, or unauthorized access to, customer information, the failure to comply with the U.S. Federal Trade Commission’s (“FTC”) ongoing consent order regarding data protection, or a system disruption could have a material adverse effect on our business, market brand, financial condition, and results of operations.

Our business is dependent on our payroll, transaction, financial, accounting, and other data processing systems. We rely on these systems to process, on a daily and time sensitive basis, a large number of complicated transactions. We electronically receive, process, store, and transmit data and personally identifiable information (“PII”) about our customers and their employees, as well as our vendors and other business partners, including names, social security numbers, and checking account numbers. We keep this information confidential. However, our websites, networks, applications and technologies, and other information systems may be targeted for sabotage, disruption, or data misappropriation. The uninterrupted operation of our information systems and our ability to maintain the confidentiality of PII and other customer and individual information that resides on our systems are critical to the successful operation of our business. While we have information security and business continuity programs, these plans may not be sufficient to ensure the uninterrupted operation of our systems or to prevent unauthorized access to the systems by unauthorized third parties. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. These concerns about information security are increased with the mounting sophistication of social engineering. Our network security hardening may be bypassed by phishing and other social engineering techniques that seek to use end user behaviors to distribute computer viruses and malware into our systems, which might disrupt our delivery of services and make them unavailable, and might also result in the disclosure or misappropriation of PII or other confidential or sensitive information. In addition, a significant cyber security breach could prevent or delay our ability to process payment transactions.

Any information security breach in our business processes or of our processing systems has the potential to impact our customer information and our financial reporting capabilities, which could result in the potential loss of business and our ability to accurately report financial results. If any of these systems fail to operate properly or become disabled even for a brief period of time, we could potentially miss a critical filing period, resulting in potential fees and penalties, or lose control of customer data, all of which could result in financial loss, a disruption of our businesses, liability to customers, regulatory intervention, or damage to our reputation. The continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. If our security measures are breached as a result of third party action, employee or subcontractor error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to customer data, our reputation may be damaged, our business may suffer, and we could incur significant liability. We may also experience security breaches that may remain undetected for an extended period of time. Techniques used to obtain unauthorized access or to sabotage systems change frequently and are growing increasingly sophisticated. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

This environment demands that we continuously improve our design and coordination of security controls throughout the company. Despite these efforts, it is possible that our security controls over data, training, and other practices we follow may not prevent the improper disclosure of PII or other confidential information. Any issue of data privacy as it relates to unauthorized access to or loss of customer and/or employee information could result in the potential loss of business, damage to our market reputation, litigation, and regulatory investigation and penalties. For example, in December 2009 a criminal hacked into our discontinued U.S. payroll application. Following receipt of an “access letter” in May 2010 from the FTC for a non-public review of the matter, we worked with the FTC and entered into a twenty-year consent order which became final in June 2011. We conceded no wrongdoing in the order and we were not subject to any monetary fines or penalties. However, in connection with the order, we are required to, among other things, maintain a comprehensive information security program that is reasonable and appropriate for our size, complexity, and for the type of PII we collect. We are also required to have portions of our security program, which apply to certain segments of our U.S. business, reviewed by an independent third party on a biennial basis. Maintaining, updating, monitoring, and revising an information security program in an effort to ensure that it remains reasonable and appropriate in light of changes in security threats, changes in technology, and security vulnerabilities that arise from legacy systems is time-consuming and complex, and is an ongoing effort.

There may be other such security vulnerabilities that come to our attention. The independent third party that reviews our security program pursuant to the FTC consent order may determine that the existence of vulnerabilities in our security controls or the failure to remedy them in a timeframe they deem appropriate means that our security program does not provide a reasonable level of assurance that the security, confidentiality, and integrity of PII is protected by Ceridian (or that there was a failure to protect at some point in the reporting period). While we have taken and continue to take steps to ensure compliance with the consent order, if we are determined not to be in compliance with the consent order, or if any new breaches of security occur, the FTC may take enforcement actions or other parties may initiate a lawsuit. Any such resulting fines and penalties could have a material adverse effect on our liquidity and financial results, and any reputational damage therefrom could adversely affect our relationships with our existing customers and our ability to attain new customers. Our continued investment in the security of our technology systems, continued efforts to improve the controls within our technology systems, business processes improvements and the enhancements to our culture of information security may not successfully prevent attempts to breach our security or unauthorized access to PII or other confidential, sensitive or proprietary information. In addition, in the event of a catastrophic occurrence, either natural or man-made, our ability to protect our infrastructure, including PII and other customer data, and to maintain ongoing operations could be significantly impaired. Our business continuity and disaster recovery plans and strategies may not be successful in mitigating the effects of a catastrophic occurrence. Insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our insurance policies may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management’s attention. If our security is breached, if PII or other confidential information is accessed, if we fail to comply with the consent order or if we experience a catastrophic occurrence, it could have a material adverse effect on our business, financial condition, and results of operations.

Our services present the potential for identity theft, embezzlement, or other similar illegal behavior by our employees with respect to third parties.

The services offered by us generally require or involve collecting PII of our customers and / or their employees, such as their full names, birth dates, addresses, employer records, tax information, social security numbers, and bank account information. This information can be used by criminals to commit identity theft, to impersonate third parties, or to otherwise gain access to the data or funds of an individual. If any of our employees take, convert, or misuse such PII, funds or other documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed. Moreover, if we fail to adequately prevent third parties from accessing PII and/or business information and using that information to commit identity theft, we might face legal liabilities and other losses that could have a material adverse effect on our business, financial condition, and results of operations.

Our solutions and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection, and information security. Any failure by us or our third party service providers, as well as the failure of our platform or services, to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to a variety of U.S. and international laws and regulations, including regulation by various federal government agencies, including the FTC, and state and local agencies. The United States and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security, and storage of PII of individuals; and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Self-regulatory obligations, other industry standards, policies, and other legal obligations may apply to our collection, distribution, use, security, or storage of PII or other data relating to individuals. In addition, most states and some foreign governments have enacted laws requiring companies to notify individuals of data security breaches involving certain types of PII. These obligations may be interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another, other regulatory requirements, or our internal practices. Any failure or perceived failure by us to comply with U.S., E.U., or other foreign privacy or security laws, regulations, policies, industry standards, or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, release, or transfer of, PII may result in governmental enforcement actions, litigation, fines and penalties, or adverse publicity and could cause our customers to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition, and results of operations.

We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection and information security in the United States, Canada, the European Union, and other jurisdictions, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. For example, in May 2018, the General Data Protection Regulation will come into force, bringing with it a complete overhaul of E.U. data protection laws: the new rules will supersede current E.U. data protection legislation, impose more stringent E.U. data protection requirements, and provide for greater penalties for non-compliance. Changing definitions of what constitutes PII may also limit or inhibit our ability to operate or to expand our business, including limiting strategic partnerships that may involve the sharing of data. Also, some jurisdictions require that certain types of data be retained on servers within these jurisdictions. Our failure to comply with applicable laws, directives, and regulations may result in enforcement action against us, including fines and imprisonment, and damage to our reputation, any of which may have an adverse effect on our business and operating results. Further, in October 2015, the European Court of Justice issued a ruling invalidating the U.S.-E.U. Safe Harbor Framework, which facilitated transfers of PII to the United States in compliance with applicable E.U. data protection laws. In July 2016, the E.U. and the U.S. political authorities adopted the E.U.-U.S. Privacy Shield, or Privacy Shield, replacing the Safe Harbor Framework and providing a new mechanism for companies to transfer E.U. PII to the United States. U.S. organizations wishing to self-certify under the Privacy Shield must pledge their compliance with its seven core and sixteen supplemental principles, which are based on European Data Protection Law.

If our service is perceived to cause, or is otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism and potential legal liability. Public concerns regarding PII processing, privacy and security may cause some of our customers’ end users to be less likely to visit their websites or otherwise interact with them. If enough end users choose not to visit our customers’ websites or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our services and slow or eliminate the growth of our business. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of PII may create negative public reactions to technologies, products, and services such as ours.

Evolving and changing definitions of what constitutes PII and / or “Personal Data” within the United States, Canada, the European Union, and elsewhere, especially relating to the classification of internet protocol, or IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or to expand our business. Future laws, regulations, standards and other obligations could impair our ability to collect or to use information that we utilize to provide email delivery and marketing services to our customers, thereby impairing our ability to maintain and to grow our customer base and to increase revenue. Future restrictions on the collection, use, sharing, or disclosure of our customers’ data or additional requirements for express or implied consent of customers for the use and disclosure of such information may limit our ability to develop new services and features.

Privacy concerns and laws or other domestic or foreign data protection regulations may reduce the effectiveness of our applications, which could have a material adverse effect on our business, financial condition, and results of operations.

Our customers can use our applications to collect, to use, and to store PII regarding their employees, independent contractors, and job applicants. Federal, state, and foreign government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage and disclosure of PII obtained from individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers, or to our business directly, may limit the use and adoption of our applications and reduce overall demand, or lead to significant fines, penalties, or liabilities for any non-compliance with such privacy laws. Furthermore, privacy concerns may cause our customers’ workers to resist providing PII necessary to allow our customers to use our applications effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our applications in certain industries.

All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to process, to handle, to store, to use, and to transmit demographic information and PII from their employees, independent contractors, job applicants, customers, and suppliers, which could reduce demand for our applications. The European Union and many countries in Europe have stringent privacy laws and regulations, which may impact our ability to profitably operate in certain European countries.

Further, international data protection regulations trending toward increased localized data residency rules make transfers from outside the regulation’s jurisdiction increasingly complex and may impact our ability to deliver solutions that meet all customers’ needs. If the processing of PII were to be further curtailed in this manner, our solutions could be less effective, which may reduce demand for our applications, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional, or different self-regulatory standards that may place additional burdens on us. If the processing of PII were to be curtailed in this manner, our solutions would be less effective, which may reduce demand for our applications, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third party service providers for many aspects of our business, including, but not limited to, the operation of data centers; the execution of Automated Clearing House, or ACH, and wire transfers to support our customer payroll and tax services; the monitoring of applicable laws; and the printing and delivery of checks. If any third party service providers on which we rely experience a disruption, go out of business, experience a decline in quality, or terminate their relationship with us, we could experience a material adverse effect on our business, financial condition, and results of operation.

We rely on third party service providers for many integral aspects of our business. A failure on the part of any of our third party service providers to fulfill their contracts with us could result in a material adverse effect on our business, financial condition, and results of operation. We depend on our third parties for many services, including, but not limited to:

Upkeep of data centers

We host our applications and serve all of our customers from data centers operated by third party providers, primarily NaviSite, in Boston, Massachusetts; Redhill, England; Santa Clara, California; Toronto, Canada; Vancouver, Canada; and Woking, England. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. These parties may also seek to cap their maximum contractual liability resulting in Ceridian being financially responsible for losses caused by their actions or omissions. Additionally, we host our internal systems through data centers that we operate and lease or own in Atlanta, Georgia; Fountain Valley, California; Louisville, Kentucky; St. Petersburg, Florida; and Winnipeg, Canada. If we are unable to renew our agreements with our third party providers or to renew our leases on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with any such transfer. Both our third party data centers and data centers that we lease and operate are subject to break-ins, sabotage, intentional acts of vandalism, and other misconduct. Any such acts could result in a breach of the security of our or our customers’ data.

Problems faced by our third party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third party data centers operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could adversely affect the growth of our business. Any changes in third party service levels at our data centers or any security breaches, errors, defects, disruptions, or other performance problems with our applications could adversely affect our reputation, damage our customers’ stored files, result in lengthy interruptions in our services, or otherwise result in damage or losses to our customers for which they may seek compensation from us. Interruptions in our services might reduce our revenues, cause us to issue refunds to customers for prepaid and unused subscription services, subject us to potential liability, or adversely affect our renewal rates.

Processing of electronic funds transfers

We currently have agreements with three banks in the United States, two banks in Canada, and one financial payments company in the United Kingdom to execute electronic funds transfers to support our customer payroll and tax services in the United States, Canada, and the United Kingdom. If one or more of these parties fails to process electronic funds transfers on a timely basis, or at all, then our relationship with our customers could be harmed and we could be subject to claims by a customer with respect to the failed transfers, with little or no recourse to the banks. In addition, these parties have no obligation to renew their agreements with us on commercially reasonable terms, if at all, and transferring to alternative providers could prove time-consuming and costly. If these parties terminate their relationships with us, restrict or fail to increase the dollar amounts of funds that they will process on behalf of our customers, their doing so may impede our ability to process funds and could have a material adverse effect on our business, financial condition, and results of operations.

Check printing and delivery

In Canada, we rely on a third party vendor to print payroll checks, and in Canada and the United States we rely on third party couriers, such as Federal Express and Purolator, to ship printed reports, year-end slips, and pay checks to our customers. Relying on third party check printers and couriers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather, and their ability to perform tasks on our behalf. If these vendors fail to perform their tasks, we could incur liability or suffer damages to our reputation, or both. If we are forced to use other third party couriers, transferring to these competitor couriers could prove time-consuming, our costs could increase and we may not be able to meet shipment deadlines. Moreover, we may not be able to obtain terms as favorable as those we currently use, which could further increase our costs.

Monitoring of changes to applicable laws

We and our third party providers must monitor for any changes or updates in laws that are applicable to the solutions that we or our third party providers provide to our customers. In addition, we are reliant on our third party providers to modify the solutions that they provide to our customers to enable our clients to comply with changes to such laws and regulations. If our third party providers fail to reflect changes or updates in applicable laws in the solutions that they provide to our customers, we could be subject to negative customer experiences, harm to our reputation, loss of customers, claims for any fines, penalties or other damages suffered by our customers, and other financial harm.

A failure on the part of any of our third party service providers could result in a material adverse effect on our business, financial condition, and results of operations.

If we are unable to develop or to sell our existing Cloud solutions into new markets or to further penetrate existing markets, our revenue may not grow as expected.

Our ability to increase revenue will depend, in large part, on our ability to sell our existing Cloud solutions into new markets around the world, to further penetrate our existing markets, and to increase sales from existing customers who do not utilize the full Dayforce suite. The success of any enhancement or new solution or service depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new solutions, the ability to maintain and to develop relationships with third parties, and the ability to attract, to retain and to effectively train sales and marketing personnel. Any new solutions we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenue. Any new markets in which we attempt to sell our platform and solutions, including new countries or regions, may not be receptive. Additionally, any expansion into new markets will require commensurate ongoing expansion of our monitoring of local laws and regulations, which increases our costs as well as the risk of the product not incorporating in a timely fashion or at all the necessary changes to enable a customer to be compliant with such laws. Our ability to further penetrate our existing markets depends on the quality of our platform and solutions, and our ability to design our

Cloud solutions to meet consumer demand; and our ability to increase sales from existing customers depends on our customers’ satisfaction with our product and need for additional solutions. If we are unable to sell our Cloud solutions into new markets or to further penetrate existing markets, or to increase sales from existing customers, our revenue may not grow as expected, which could have a material adverse effect on our business, financial condition, and results of operations.

Because a growing part of our business consists of sales of applications to manage complex operating environments for our customers, we may experience longer sales cycles and longer deployments. Some customers demand more configuration and integration services, and require increased compliance and initial support costs, which could have a material adverse effect on our business, financial condition, and results of operations in a given period.

A growing portion of our customer base requires applications that manage complex operating environments. Our ability to increase revenues and to maintain profitability depends, in large part, on widespread acceptance of our applications by businesses and other organizations. As we target our sales efforts at these customers, we face greater costs, longer sales cycles, and less predictability in completing some of our sales. For some of our customers, the customer’s decision to use our applications may be an enterprise-wide decision and, therefore, these types of sales require us to provide greater levels of education regarding the use and benefits of our applications. Our typical sales cycles for Dayforce range from three to twelve months, and we expect that this lengthy sales cycle may continue or increase as customers adopt our applications. Longer sales cycles could have a material adverse effect on our business, financial condition, and results of operations in a given period.

It typically takes approximately three to nine months to implement a new customer on Dayforce, depending on the number and type of applications, the complexity and scale of the customers’ business, the configuration requirements, and other factors, many of which are beyond our control. Although our contracts are generally non-cancellable by the customer, at any given time, a significant percentage of our customers may be still in the process of deploying our applications, particularly during periods of rapid growth. Some customers may opt for phased roll outs, which further lengthens the time for Ceridian to see profits from such contracts.

Some of our customers may demand more configuration and integration services, which increase our upfront investment in sales and deployment efforts. Additionally, customers may require increased compliance and initial support costs during the onboarding process. As a result of these factors, we must devote a significant amount of sales support and professional services resources to individual customers, increasing the cost and time required to complete sales. The increased costs associates with completing sales and the implementation process for these customers could have a material adverse effect on our business, financial condition, and results of operations

If our customers are not satisfied with the implementation and professional services provided by us or our partners, it could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our ability to implement our solutions on a timely, accurate, and cost-efficient basis and to provide professional services demanded by our customers. Implementation and other professional services may be performed by our own staff, by a third party, or by a combination of the two. Although we perform the majority of our implementations and other professional services with our staff, in some instances we work with third parties to increase the breadth of capability and depth of capacity for delivery of certain services to our customers. In 2017, we used third parties to assist us in approximately 20% of our implementation services. If a customer is not satisfied with the quality of work performed by us or a third party or with the implementation or type of professional services or applications delivered, or there are inaccuracies or errors in the work delivered by the third party, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer’s dissatisfaction with such services could damage our ability to expand the number of applications subscribed to by that customer or we could be liable for loss or damage suffered by the customer as a result of such third party’s actions or omissions, any of which could have a material adverse effect on our business, financial condition, and results of operations. If a new customer is dissatisfied with professional service, either performed by us or a third party, the customer could refuse to go-live, which could result in a delay in our collection of revenue or could result in a customer seeking repayment of its implementation fees or suing us for damages, or could force us to enforce the termination provisions in our customer contracts in order to collect revenue. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may affect our ability to compete for new business with current and prospective customers, which could also have a material adverse effect on our business, financial condition, and results of operations.

The loss of a significant portion of our customers, or a failure to renew our subscription agreements with a significant portion of our customers, could have a material adverse effect on our business, financial condition, and results of operations.

The loss of a significant portion of our customers, or a failure of some of them to renew their contracts with us, could have a significant impact on our revenues, reputation, and our ability to obtain new customers. Our agreements with our Dayforce customers are typically structured as having an initial fixed term of between three and five years, with evergreen renewal thereafter; consequently, our customers may choose to terminate their agreements with us at any time after the expiration of the initial term by providing us with the amount of written notice stipulated in the contract. Moreover, acquisitions of our customers could lead to cancellation of our contracts with them or by the acquiring companies, thereby reducing the number of our existing and potential customers. Acquisitions of our partners involved in referring or reselling our solutions could also result in a reduction in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications. A failure to retain a significant portion of our customers, or a failure to renew our subscription agreements with a significant portion of customers, could have a material adverse effect on our business, financial condition, and results of operations.

We often provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be considered to have breached our contractual obligations, obligated to provide credits, refund prepaid amounts related to unused subscription services or face contract terminations, which could have a material adverse effect on our business, financial condition, and results of operations.

Our customer agreements typically provide service level commitments which are measured on a monthly or other periodic basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our applications, we may be contractually obligated to provide these customers with service credits or refunds for prepaid amounts related to unused subscription services, or we could face contract claims for damages or terminations, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, our revenues could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any extended service outages could have a material adverse effect on our business, financial condition, and results of operations.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and could have a material adverse effect on our business, financial condition, and results of operations.

Once our applications are deployed, our customers depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenues, could increase costs and have an adverse effect on our results of operations. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our applications to existing and prospective customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Regulatory requirements placed on our software and services could impose increased costs on us, delay or prevent our introduction of new products and services, and impair the function or value of our existing products and services.

Our products and services may become subject to increasing regulatory requirements, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might render our products and services obsolete or might block us from developing new products and services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate and could even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become more costly. Accordingly, such regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

Customers depend on our products and services to enable them to comply with applicable laws, which requires us and our third party providers to constantly monitor applicable laws and to make applicable changes to our solutions. If our solutions have not been updated to enable the customer to comply with applicable laws or we fail to update our solutions on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations.

Customers rely on our solutions to enable them to comply with payroll, HR, and other applicable laws for which the solutions are intended for use. Changes in tax, benefit, and other laws and regulations could require us to make significant modifications to our products or to delay or to cease sales of certain products, which could result in reduced revenues or revenue growth and our incurring substantial expenses and write-offs. There are thousands of jurisdictions and multiple laws in some or all of such jurisdictions, which may be relevant to the solutions that we or our third party providers provide to our customers. Therefore, we and our third party providers must monitor all applicable laws and as such laws expand, evolve, or are amended in any way, and when new regulations or laws are implemented, we may be required to modify our solutions to enable our customers to comply, which requires an investment of our time and resources. Although we believe that our cloud platform provides us with flexibility to release updates in response to these changes, we cannot be certain that we will be able to make the necessary changes to our solutions and release updates on a timely basis, or at all. In addition, we are reliant on our third party providers to modify the solutions that they provide to our customers as part of our solutions to comply with changes to such laws and regulations. The number of laws and regulations that we are required to monitor will increase as we expand the geographic region in which the solutions are offered. When a law changes, we must then test our solutions to meet the requirements necessary to enable our customers to comply with the new law. If our solutions fail to enable a customer to comply with applicable laws, we could be subject to negative customer experiences, harm to our reputation or loss of customers, claims for any fines, penalties or other damages suffered by our customer, and other financial harm. Additionally, the costs associated with such monitoring implementation of changes are significant. If our solutions do not enable our customers to comply with applicable laws and regulations, it could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, if we fail to make any changes to our products as described herein, which are required as a result of such changes to, or enactment of, any applicable laws in a timely fashion, we could be responsible for fines and penalties implemented by governmental and regulatory bodies. If we fail to provide contracted services, such as processing W-2 tax forms or remitting taxes in accordance with deadlines set by law, our customers could incur fines, penalties, interest, or other damages, which we could be responsible for paying. Our payment of fines, penalties, interest, or other damages as a result of our failure to provide compliance services prior to deadlines may have a material adverse effect on our business, financial condition, and results of operations.

Comprehensive changes to U.S. tax law could adversely affect our business and financial condition, and cause our stock price to decline.

The U.S. Congress has passed comprehensive changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a partial shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base), and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. Notwithstanding the reduction in the corporate income tax rate, some of the changes included in the new tax law could have a material adverse effect on our business, financial condition, and results of operations.

We operate and are subject to tax in multiple jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to income and non-income taxes in multiple jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are subject to ongoing tax audits in certain jurisdictions. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes, and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and our tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.

Aging software infrastructure may lead to increased costs and disruptions in operations that could negatively impact our financial results.

We have risks associated with aging software infrastructure assets. The age of certain of our assets may result in a need for replacement, or higher level of maintenance costs. A higher level of expenses associated with our aging software infrastructure may have a material adverse effect on our business, financial condition, and results of operations.

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.

Over 30% of our revenue for each of the years ended December 31, 2016 and 2017, was obtained from companies headquartered outside of the United States, primarily from Canada, which accounted for 30.2% and 30.3% of our revenue in such periods, respectively. Our Ceridian Canada Ltd. (“Ceridian Canada”) operations provide certain HCM solutions for our Canadian customers. We are continuing to expand our international Cloud solutions into other countries. As such, our international operations are subject to risks that could adversely affect those operations or our business as a whole, including:

•	costs of localizing products and services for foreign customers;

•	difficulties in managing and staffing international operations;

•	difficulties and increased expenses introducing corporate policies and controls in our international operations;

•	difficulties with or inability to engage global partners;

•	reduced or varied protection of intellectual property and other legal rights in some countries;

•	longer sales and payment cycles;

•	the burdens of complying with a wide variety of foreign laws;

•	compliance with applicable anti-bribery laws, including the Foreign Corrupt Practices Act;

•	additional regulatory compliance requirements;

•	exposure to legal jurisdictions that may not recognize or interpret customer contracts appropriately;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems, the tax cost on the repatriation of earnings, and changes in tax rates;

•	restrictions on transfer of funds, laws and business practices favoring local competitors;

•	weaker protection for intellectual property and other legal rights than in the United States;

•	practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	exposure to local economic and political conditions; and

•	changes in currency exchange rates, and in particular, changes in the currency exchange rate between U.S. dollars and Canadian dollars.

In addition, we anticipate that customers and potential customers may increasingly require and demand that a single vendor provide HCM solutions and services for their employees in a number of countries. If we are unable to provide the required services on a multinational basis, there may be a negative impact on our new orders and customer retention, which would negatively impact revenue and earnings. Although we have a multinational strategy, additional investment and efforts may be necessary to implement such strategy. Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

If we fail to manage our technical operations infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our applications, which could have a material adverse effect on our business, financial condition, and results of operations.

We have experienced significant growth in the number of users, transactions, and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer activations and the expansion of existing customer activations. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters, and the evolution of our applications. However, the provision of new hosting infrastructure requires significant lead time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, increased resource consumption from expansion or modification to our Dayforce code, spikes in customer usage, and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject them to financial penalties, causing us to incur financial liabilities and customer losses, and our operations infrastructure may fail to keep pace with increased sales, causing new customers to experience delays as we seek to obtain additional capacity, which could have a material adverse effect on our business, financial condition, and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on the continuation and expansion of relationships with third parties, such as implementation partners, third party sales channel partners, some of whom have exclusive relationships, and technology and content providers. Identifying partners and negotiating and documenting relationships with them requires significant time and resources. In addition, the third parties we partner with may not perform as expected under our agreements, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation.

Additionally, we rely on the expansion of our relationships with our third party partners as we grow our Cloud solutions. Our agreements with third parties are typically non-exclusive and do not prohibit them from working with our competitors. Our competitors may be effective in providing incentives to these same third parties to favor their products or services. In addition, acquisitions of our partners by our competitors could result in a reduction in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications by potential customers after an acquisition by any of our competitors.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired, which could have a material adverse effect on our business, financial condition, and results of operations. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our applications or increased revenues.

If our current or future applications fail to perform properly, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims, which could have a material adverse effect on our business, financial condition, and results of operations.

Our applications are inherently complex and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our applications could result in:

•	loss or delayed market acceptance and sales;

•	breach of warranty or other contractual claims for damages incurred by customers;

•	errors in application output and resulting fines or penalties;

•	sales credits or refunds for prepaid amounts related to unused subscription services;

•	loss of customers;

•	diversion of development and customer service resources; and

•	injury to our reputation;

any of which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the costs incurred in correcting any material defects or errors might be substantial.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability or performance of our applications could be adversely affected by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems, security breaches, or variability in user traffic for our services. We may be required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our customers for damages they may incur resulting from certain of these events. Because of the nature of our business, our reputation could be harmed as a result of factors beyond our control. For example, because our customers access our applications through their Internet service providers, if a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our customers’ access to or experience with our applications, which could adversely affect our reputation or our customers’ perception of our applications’ reliability or otherwise have a material adverse effect on our business, financial condition, and results of operations.

Our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management’s attention.

We depend on our senior management team, and the loss of one or more key employees or an inability to attract and to retain highly skilled employees could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends largely upon the continued services of our key executive officers. We also rely on our leadership team in the areas of research and development, marketing, sales, services, and general and administrative functions, and on mission-critical individual contributors in all such areas. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period, and, therefore, they could terminate their employment with us at any time. Additionally, we do not maintain key man insurance on any of our executive officers or key employees. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business, financial condition, and results of operations.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for personnel is intense, including without limitation for individuals with high levels of experience in designing and developing software and Internet-related services and senior sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have or that we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and to retain highly skilled employees. If we fail to attract new personnel or fail to retain and to motivate our current personnel, it could have a material adverse effect on our business, financial condition, and results of operations.

We have significant operations in the Republic of Mauritius. Changes in the laws and regulations in Mauritius or our non-compliance with applicable laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

Our Mauritius operations, which employ 567 employees as of December 31, 2017, are subject to the laws and regulations of the Republic of Mauritius. The continuance of these operations depends upon compliance with applicable Mauritius environmental, health, safety, labor, social security, pension, and other laws and regulations. Failure to comply with such laws and regulations could result in fines, penalties, or lawsuits. In addition, there is no assurance that we will be able to comply fully with applicable laws and regulations should there be any amendment to the existing regulatory regime or implementation of any new laws and regulations. Changes in the laws and regulations in Mauritius or our non-compliance with applicable laws and regulations could have a material adverse effect on our business, financial condition, and results of operations. Additionally, Mauritius lacks the infrastructure of countries in which we do business, such as the United States, Canada, and the United Kingdom. Any disruption to the electrical grid or catastrophic event in Mauritius could result in a longer response time in our ability to address the issue due to the remote geographic location of Mauritius, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, our business and operations in Mauritius entail the procurement of licenses and permits from the relevant authorities. Difficulties or failure in obtaining the required permits, licenses, and certificates could result in our inability to continue our business in Mauritius in a manner consistent with past practice, which could have a material adverse effect on our business, financial condition, and results of operations.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional indebtedness or dilution to our stockholders, and otherwise disrupt our operations, which could have a material adverse effect on our business, financial condition, and results of operations.

We may in the future seek to acquire or to invest in businesses, applications or technologies that we believe could complement or expand our applications, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or to effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including the inability to integrate or to benefit from acquired technologies or services in a profitable manner, unanticipated costs or liabilities associated with the acquisition, difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business, difficulty converting the customers of the acquired business onto our applications and contract terms, and adverse effects to our existing business relationships with business partners and customer as a result of the acquisition.

If an acquired business fails to meet our expectations, it could have a material adverse effect on our business, financial condition, and results of operations. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could increase our interest payments.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the event that the book value of goodwill or other intangible assets is impaired, any such impairment would be charged to earnings in the period of impairment. In the future, if our acquisitions do not yield expected returns, we may be required to record charges based on this impairment assessment process, which could have a material adverse effect on our financial condition and results of operations.

Adverse economic conditions may have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on the overall demand for HCM solutions and on the economic health of our current and prospective customers. Past financial recessions have resulted in a significant weakening of the economy in North America and globally, the reduction in employment levels, the reduction in prevailing interest rates, more limited availability of credit, a reduction in business confidence and activity, and other difficulties that may affect one or more of the industries to which we sell our applications. In addition, there has been pressure to reduce government spending in the United States, and any tax increases and spending cuts at the federal level might reduce demand for our applications from organizations that receive funding from the U.S. government and could negatively affect the U.S. economy, which could further reduce demand for our applications. Any of these events could have a material adverse effect on our business, financial condition, and results of operations. In addition, there can be no assurance that spending levels for HCM solutions will increase following any recovery.

If we do not keep pace with rapid technological changes and evolving industry standards, we will not be able to remain competitive, and the demand for our services will likely decline.

The markets in which we operate are in general characterized by the following factors:

•	changes due to rapid technological advances;

•	additional qualification requirements related to technological challenges; and

•	evolving industry standards and changes in the regulatory and legislative environment.

Our future success will depend upon our ability to anticipate and to adapt to changes in technology and industry standards, and to effectively develop, to introduce, to market, and to gain broad acceptance of new product and service enhancements incorporating the latest technological advancements.

Our customers may fail to pay us in accordance with the terms of their agreements, which could have a material adverse effect on our business, financial condition, and results of operations.

Our agreements with our Dayforce customers are typically structured as having an initial fixed term of between three and five years, with evergreen renewal thereafter. If customers fail to pay us under the terms of our agreements, we may be unable to collect amounts due and may be required to incur additional costs enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or to pay those amounts more slowly. If our customers fail to pay us in accordance with the terms of their agreements, it could have a material adverse effect on our business, financial condition, and results of operations.

Catastrophic events may disrupt our business.

Our data centers are located in Atlanta, Georgia; Fountain Valley, California; Louisville, Kentucky; St. Petersburg, Florida; and Winnipeg, Canada. Additionally, our data centers hosted by third parties and our corporate offices are located in Boston, Massachusetts; Melbourne, Australia; Minneapolis, Minnesota; Redhill, England; Santa Clara, California; Sydney, Australia; Toronto, Canada; Vancouver, Canada; and Woking, England. Any location in any part of the world is susceptible to natural disasters or other risks beyond our control and its third party contractors that could impact operations. For example, the west coast of the United States contains active earthquake zones, the Midwest is subject to periodic tornadoes, and the east coast is subject to seasonal hurricanes and snowstorms. Additionally, we employ a substantial number of employees located in the Republic of Mauritius, which is subject to seasonal hurricanes, and the geographic remoteness of the location may create additional delays in recovery from any catastrophic event. Additionally, we rely on our network and third party infrastructure and enterprise applications, internal technology systems, and our website for our development, marketing, operational support, hosted services and sales activities. In the event of a major earthquake, tornado, hurricane, or catastrophic event, such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack in any of our domestic or international locations, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on copyright, trade secret, and trademark laws; trade secret protection; and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be ineffective or inadequate.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and to protect these rights. Litigation brought to protect and to enforce our intellectual property rights could be costly, time-consuming, and distracting to management, with no guarantee of success, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, to protect, and to enforce our intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

Litigation and regulatory investigations aimed at us or resulting from actions of our predecessor may result in significant financial losses and harm to our reputation.

We face risk of litigation, regulatory investigations, and similar actions in the ordinary course of our business, including the risk of lawsuits and other legal actions relating to breaches of contractual obligations or tortious claims from customers or other third parties, fines, penalties, interest, or other damages as a result of erroneous transactions, breach of data privacy laws, or lawsuits and legal actions related to our predecessors. Any such action may include claims for substantial or unspecified compensatory damages, as well as civil, regulatory, or criminal proceedings against our directors, officers, or employees; and the probability and amount of liability, if any, may remain unknown for significant periods of time. We may be also subject to various regulatory inquiries, such as information requests, and book and records examinations, from regulators and other authorities in the geographical markets in which we operate. A substantial liability arising from a lawsuit judgment or settlement or a significant regulatory action against us or a disruption in our business arising from adverse adjudications in proceedings against our directors, officers, or employees could have a material adverse effect on our business, financial condition, and results or operations.

Additionally, we are subject to claims and investigations as a result of our predecessor, Control Data Corporation (“CDC”), Ceridian Corporation, and other former entities for whom we are successor-in-interest with respect to assumed liabilities. For example, in September 1989, CDC became party to an environmental matters agreement with Seagate Technology plc (“Seagate”) related to groundwater contamination on a parcel of real estate in Omaha, Nebraska sold by CDC to Seagate. In February 1988, CDC entered into an arrangement with Northern Engraving Corporation and the Minnesota Pollution Control Agency in relation to groundwater contamination at a site in Spring Grove, Minnesota. In August 2017, we received notice of a mesothelioma claim related to CDC. Although we are fully reserved for the groundwater contamination liabilities, we cannot at this time accurately assess the merits of these claims, and we cannot be certain if additional liabilities related to such predecessor companies will surface. Moreover, even if we ultimately prevail in or settle any litigation, regulatory action, or investigation, we could suffer significant harm to our reputation, which could materially affect our ability to attract new customers, to retain current customers, and to recruit and to retain employees, which could have a material adverse effect on our business, financial condition, and results of operations.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, including parties commonly referred to as “patent trolls,” may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, others may claim that our applications and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We contractually agree to indemnify our customers with respect to claims of intellectual property infringement relating to our products, and may also be obligated to indemnify our customers or business partners or to pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation, and to obtain licenses, to modify applications, or to refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations.

Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could have a material adverse effect on our business, financial condition, and results of operations.

Some of our applications include software covered by open source licenses, which may include, by way of example, GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software and to make our proprietary software available under open source licenses if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, to re-engineer all or a portion of our technologies, or otherwise to be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could have a material adverse effect on our business, financial condition, and results of operations.

We employ third party software for use in or with both our applications and our internal operations, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which could have a material adverse effect on our business, financial condition, and results of operations.

Our applications, including Dayforce, incorporate certain third party software obtained under licenses from other companies. Additionally, we are reliant on third party software licenses for our internal operational applications. We anticipate that we will continue to rely on such third party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third party software we currently license, this may not always be the case, or it may be difficult or costly to replace, and our failure to migrate off end of life software may significantly impact our customer’s ability to operate. In addition, integration of the software used in our applications and in our operations with new third party software may require significant work and require substantial investment of our time and resources. Also, our use of additional or alternative third party software would require us to enter into license agreements with third parties.

Additionally, if the quality of our third party software declines, the overall quality of our products may be negatively impacted. To the extent that our applications depend upon the successful operation of third party software in conjunction with our software, any undetected errors or defects in this third party software could prevent the deployment or impair the functionality of our applications, delay new application introductions, and result in a failure of our applications, which could have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our applications, and could have a material adverse effect on our business, financial condition, and results of operations.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our applications in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, resulting in reductions in the demand for Internet-based applications such as ours, any of which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our applications could suffer, which could have a material adverse effect on our business, financial condition, and results of operations.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the enterprise software applications, enterprise resource management software and SaaS markets may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as necessarily indicative of our future growth.

We may pay employees and taxing authorities amounts due for a payroll period before a customer’s electronic funds transfers are settled with finality to our account, or make erroneous payments to employees, taxing authorities, or other entities. If customer payments are rejected by banking institutions or otherwise fail to clear into our accounts, or recovery of erroneous payments are not quickly resolved, we may require additional sources of short-term liquidity which could have a material adverse effect on our business, financial condition, and results of operations.

Our payroll processing business involves the movement of significant funds from the account of a customer to employees and relevant taxing authorities. We debit a customer’s account prior to any disbursement on its behalf. Due to ACH, banking regulations, funds previously credited could be reversed under certain circumstances and timeframes after our payment of amounts due to employees and taxing and other regulatory authorities. There is, therefore, a risk that the employer’s funds will be insufficient to cover the amounts we have already paid on its behalf. While such funding shortage or erroneous payments and accompanying financial exposure has only occurred in limited instances in the past, should customers default on their payment obligations in the future or erroneous payment recovery be unsuccessful, we might be required to advance substantial amounts of funds to cover such obligations. In such an event, we may be required to seek additional sources of short-term liquidity, which may not be available on reasonable terms, which could have a material adverse effect on our business, financial condition, and results of operations. Further, should a customer whose funds are reversed subsequently have financial difficulty, collection of the funds advanced by us on its behalf may be difficult.

Customer funds that we hold are subject to market, interest rate, credit, and liquidity risks. The loss of these funds could have a material adverse effect on our business, financial condition, and results of operations.

We invest funds held in trust for our customers in liquid, investment-grade marketable securities, money market securities, and other cash equivalents. Nevertheless, our customer fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in unison, during periods of unusual financial market volatility. In the event of a global financial crisis, such as that experienced in 2008, we could be faced with a severe constriction of the availability of liquidity, which could impact our ability to fund payrolls. Any loss of or inability to access customer funds could have an adverse impact on our cash position and results of operations and could require us to obtain additional sources of liquidity, and could have a material adverse effect on our business, financial condition, and results of operations.

If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to liability for past sales, and our future sales may decrease. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our services and otherwise have a material adverse effect on our business, financial condition, and results of operations.

The application of federal, state, and local tax laws to services provided electronically is evolving. New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the Internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately have a material adverse effect on our results of operations and cash flows.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties and interest for past amounts.

For example, we might lose sales or incur significant expenses if states successfully impose broader guidelines on state sales and use taxes. A successful assertion by one or more states requiring us to collect sales or other taxes on the licensing of our software or provision of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities in order to determine how to comply with that state’s rules and regulations. There is no guarantee that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.

Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our customers are typically wholly responsible for applicable sales and similar taxes. Nevertheless, customers might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and to pay back taxes and the associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our software and services to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

We have underfunded pension plan liabilities. We will require current and future operating cash flow to fund these shortfalls. We have no assurance that we will generate sufficient cash flow to satisfy these obligations.

We maintain defined benefit pension plans covering employees who meet age and service requirements. While our U.S. pension plans have been closed and frozen, our net pension liability and cost is materially affected by the discount rate used to measure pension obligations, the longevity and actuarial profile of our plan participants, the level of plan assets available to fund those obligations, and the actual and expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change in the expected rate of return on plan assets. Assets available to fund the pension and other postemployment benefit obligations of our plans, as of December 31, 2017, were approximately $438.6 million, or approximately $174.0 million less than the measured pension and post-retirement benefit obligation on a U.S. GAAP basis. In addition, any changes in the discount rate could result in a significant increase or reduction in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following years. Similarly, changes in the expected return on plan assets can result in significant changes in the net periodic pension cost in the following years.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition, and results of operations.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering and the concurrent private placement, and in each year thereafter. Our auditors will also need to attest to the effectiveness of our internal control over financial reporting in the future to the extent we are no longer an emerging growth company, as defined by the JOBS Act, and are not a smaller reporting company. We recently identified a material weakness related to our assessment of valuation allowance and classification of deferred tax liabilities associated with intangible assets for 2016 and prior periods. We remediated the material weakness and did not have a material weakness in connection with the 2017 audit; however, we cannot guarantee that we will not have additional material weaknesses in the future. If we are unable to maintain adequate internal control over financial reporting or if we identify additional material weaknesses in our internal control over financial reporting, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities, and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition, and results of operations.

We will incur increased costs and obligations as a result of being a public company.

As a publicly traded company, and particularly after we cease to be an emerging growth company (to the extent that we take advantage of certain exceptions from reporting requirements that are available under the JOBS Act as an emerging growth company), we will incur additional legal, accounting and other expenses that we were not required to incur in the past. After this offering and the concurrent private placement, we will be required to file with the Securities and Exchange Commission (the “Commission”) annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also become subject to other reporting and corporate governance requirements, including the requirements of the NYSE, the TSX, and certain provisions of the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose additional compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

•	create or expand the roles and duties of our board of directors (our “Board”) and committees of the Board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a commitment of additional resources, and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements, and the commitment of resources required for implementing them could have a material adverse effect on our business, financial condition, and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and could place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we are unable to offset these costs through other savings, then it could have a material adverse effect on our business, financial condition, and results of operations.

We are an “emerging growth company” and may elect to comply with reduced reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to: exemption from compliance with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, and stockholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after the initial public offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period, whether or not issued in a registered offering.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2017, we had federal and state net operating loss carryforwards due to prior period losses, which, if not utilized, will begin to expire in 2029 and 2018 for federal and state purposes, respectively. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could have a material adverse effect on our financial condition and results of operations.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering and the concurrent private placement or future issuances of our stock could cause an “ownership change.” It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could have a material adverse effect on our results of operations and profitability.

Changes in generally accepted accounting principles in the United States could have a material adverse effect on our previously reported results of operations.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the Commission, and various bodies formed to promulgate and to interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our previously reported results of operations and could affect the reporting of transactions completed before the announcement of a change.

In May 2014, the FASB issued new revenue recognition guidance under Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” which is effective for our interim and annual periods beginning after December 31, 2017. Under this new guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue that is recognized. In order to be able to comply with the requirements of ASU 2014-09 beginning in the first quarter of 2018, we need to update and to enhance our internal accounting systems, processes, and our internal controls over financial reporting. This has required, and will continue to require, additional investments by us, and may require incremental resources and system configurations that could increase our operating costs in future periods. If we are not able to properly implement ASU 2014-09 in a timely manner, the revenue that we recognize and the related disclosures that we provide under ASU 2014-09 may not be complete or accurate, and we could fail to meet our financial reporting obligations in a timely manner.

We may have additional tax liabilities as a result of the LifeWorks Disposition.

Based on current estimates of the value of our interest in LifeWorks at the time of the LifeWorks Disposition, we currently anticipate that we will incur approximately $3.2 million of foreign taxes and use approximately $96.0 million of our U.S. federal net operating losses to offset the U.S. tax gain. In the event that it is determined that the value of our interest in LifeWorks at the time of the LifeWorks Disposition is higher, our U.S. and foreign tax obligations may also be higher which could result in us having to pay additional taxes or use additional U.S. federal net operating losses to offset the increased U.S. tax obligations.

Risks Related to Our Indebtedness

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash transfers in the form of intercompany loans and receivables from our subsidiaries to meet our obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason also could limit or impair their ability to pay dividends or other distributions to us.

Our outstanding indebtedness could have a material adverse effect on our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

Our outstanding indebtedness as of December 31, 2017 consisted of (i) a $702.0 million Senior Term Loan and (ii) a $130.0 million Revolving Facility. In addition, as of December 31, 2017, we had the Senior Notes in the principal amount of $475.0 million outstanding. The Senior Credit Facilities is secured substantially by all of our assets. The Senior Term Loan has a maturity date of September 15, 2020, and the Revolving Facility has a maturity date of September 15, 2019. As of December 31, 2017, we had $657.3 million outstanding principal under our Senior Term Loan and no principal outstanding under our Revolving Facility. The Senior Notes are unsecured and have a maturity date of March 15, 2021.

Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that:

•	we may be required to use a substantial portion of our cash flow to pay the principal of and interest on our indebtedness;

•	our indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressures;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions and for general corporate and other purposes may be limited;

•	our indebtedness may expose us to the risk of increased interest rates because certain of our borrowings, including and most significantly our borrowings under our Senior Credit Facilities, are at variable rates of interest;

•	our indebtedness may prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our business; and

•	our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.

Under the terms of the agreements governing our Senior Credit Facilities, we are required to comply with specified operating covenants and, under certain circumstances, a financial covenant applicable to the Revolving Facility, which may limit our ability to operate our business as we otherwise might operate it. For example, the obligations under the Senior Credit Facilities may be accelerated upon the occurrence of an event of default, including, without limitation, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material defects with respect to guarantees and collateral, and change of control. The indenture governing the Senior Notes provides for customary events of default, including, without limitation, payment defaults, covenant defaults, cross acceleration defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, and the failure of any guaranty by a significant party to be in full force and effect. If any such event of default occurs, it may permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes issued under the indenture to be due and payable immediately. If not cured, an event of default could result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable, which would require us, among other things, to seek additional financing in the debt or equity markets, to refinance or restructure all or a portion of our indebtedness, to sell selected assets, and/or to reduce or to delay planned capital or operating expenditures. Such measures might not be sufficient to enable us to service our debt, and any such financing or refinancing might not be available on economically favorable terms or at all. If we are not able to generate sufficient cash flows to meet our debt service obligations or are forced to take additional measures to be able to service our indebtedness, it could have a material adverse effect on our business, financial condition, and results of operations.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future. Although the agreements governing our Senior Credit Facilities and Senior Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness we can incur in compliance with these restrictions could be substantial. For example, pursuant to incremental facilities under the Senior Credit Facilities, we may incur up to (i) an aggregate amount of $175.0 million of additional secured or unsecured debt plus (ii) an unlimited additional amount of secured or unsecured debt, subject to compliance with certain leverage-based tests, as described in the agreements governing our Senior Credit Facilities. If we incur additional debt, the risks associated with our substantial leverage would increase.

Restrictive covenants in the agreements governing our Senior Credit Facilities and Senior Notes may restrict our ability to pursue our business strategies.

The agreements governing our Senior Credit Facilities and Senior Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us, and may limit our ability to engage in acts that may be in our long-term best interests. These include covenants restricting, among other things, our (and our subsidiaries’) ability:

•	to incur additional indebtedness or other contingent obligations;

•	to grant liens;

•	to enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	to pay dividends or make other distributions in respect of equity;

•	to make payments in respect of junior lien or subordinated debt;

•	to make investments, including acquisitions, loans, and advances;

•	to consolidate, to merge, to liquidate, or to dissolve;

•	to sell, to transfer, or to otherwise dispose of assets;

•	to engage in transactions with affiliates;

•	to materially alter the business that we conduct; and

•	to amend or to otherwise change the terms of the documentation governing certain restricted debt.

The documentation governing Senior Credit Facilities contains a financial covenant applicable only to the Revolving Facility, which requires that Ceridian maintain a ratio of adjusted first lien debt to Adjusted EBITDA (with certain adjustments as set forth in the Company’s credit documents) below a specified level on a quarterly basis. However, such requirement is applicable at the end of a fiscal quarter only if more than 35% of the Revolving Facility (with an exclusion for certain letters of credit) is drawn at the end of such fiscal quarter. Our ability to meet that financial ratio can be affected by events beyond our control, and we cannot assure you that we will be able to meet that ratio. The covenant did not apply as of December 31, 2017, but there can be no assurance that we will be in compliance with such covenant in the future. A breach of any covenant or restriction contained in the agreements governing our Senior Credit Facilities could result in a default under those agreements. If any such default occurs, a majority of the lenders under the Senior Credit Facilities (or, in the case of the financial covenant described above, a majority of the lenders under the Revolving Facility), may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the Senior Term Loan and Revolving Facility also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under the agreements governing our Senior Credit Facilities, the administrative agent, on behalf of the secured parties under the Senior Credit Facilities, will have the right to proceed against the collateral granted to them to secure that debt. If the debt under the Senior Term Loan or Revolving Facility was to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

In the future, we may be dependent upon our lenders for financing to execute our business strategy and to meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition, and results of operations.

During periods of volatile credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to, extending credit up to the maximum amount permitted by the Revolving Facility. If our lenders are unable to fund borrowings under their revolving credit commitments or we are unable to borrow, it could be difficult to obtain sufficient funding to execute our business strategy or to meet our liquidity needs, which could have a material adverse effect on our business, financial condition, and results of operations.

Our debt may be downgraded, which could have a material adverse effect on our business, financial condition, and results of operations.

A reduction in the ratings that rating agencies assign to our short and long-term debt may negatively impact our access to the debt capital markets and increase our cost of borrowing, which could have a material adverse effect on our business, financial condition, and results of operations.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

Banking and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws, or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers, and other counterparties. Any of these results could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters, and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The price of our common stock may be volatile and you could lose all or part of your investment.

Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

•	market conditions in the broader stock market;

•	actual or anticipated variations in our quarterly results of operations;

•	developments in our industry in general;

•	variations in operating results of similar companies;

•	introduction of new services by us, our competitors, or our customers;

•	issuance of new, negative, or changed securities analysts’ reports or recommendations or estimates;

•	investor perceptions of us and the industries in which we or our customers operate;

•	sales, or anticipated sales, of our stock, including sales by our officers, directors, and significant stockholders;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Commission;

•	announcements, media reports or other public forum comments related to litigation, claims or reputational charges against us;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our common stock;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters or responses to these events;

•	changes in accounting principles;

•	share-based compensation expense under applicable accounting standards;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could have a material adverse effect on our business, financial condition, and results of operations.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could cause the market price for our common stock to decline.

Upon consummation of this offering and the concurrent private placement, there will be                shares of our common stock outstanding. All shares of common stock sold in this offering and the concurrent private placement will be freely transferable without restriction or further registration under the Securities Act. At the time of this offering and the concurrent private placement, we also will have                registered shares of common stock reserved for issuance under our equity incentive plans of which options to purchase                 shares of common stock and restricted stock units representing                shares of common stock are outstanding and options to purchase                shares of common stock and restricted stock units representing                 shares of common stock will be issued in connection with this offering and the concurrent private placement, which shares may be issued upon issuance and once vested, subject to any applicable lock-up restrictions then in effect. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. Of the remaining shares of common stock outstanding,                 will be restricted securities within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the consummation of this offering and the concurrent private placement. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares Eligible for Future Sale.”

We, each of our officers and directors, the Sponsors, and significantly all our existing stockholders have agreed that (subject to certain exceptions), for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. See “Underwriting.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period, and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

If securities or industry analysts publish unfavorable research about our business, or if our competitors’ stock performance decline, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently publish research on our company. Once securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish unfavorable research about our business, the price of our common stock likely would decline. Additionally, if one of our competitor’s stock performance declines, the price of our common stock and our trading volume could decline as well. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, or if one of our competitor’s stock performance declines, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

Our third amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the completion of this offering and the concurrent private placement provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our charter, our directors will not be liable to the company or any stockholders for monetary damages for any breach of fiduciary duty, except (i) acts that breach his or her duty of loyalty to the company or its stockholders, (ii) acts or omissions without good faith or involving intentional misconduct or knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (the “DGCL”) or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

We may elect to take advantage of the “controlled company” exemption to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our Board be independent under the applicable rules of the NYSE, nor are we required to have a compensation committee or a nominating and corporate governance committee comprised entirely of independent directors. In light of our status as a controlled company, our Board will establish a compensation committee, and a nominating and corporate governance committee that may not be comprised solely of independent members at the time of the offering. In addition, we may choose to change our Board composition so that it does not consist of a majority of independent directors. Accordingly, should the interests of our Sponsors differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or to pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain our future earnings, if any, for the foreseeable future to repay indebtedness and to support our general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which investors have purchased their shares. However, the payment of future dividends will be at the discretion of our Board, subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends, and other considerations that our Board deems relevant. See “Dividend Policy.” As a consequence of these limitations and restrictions, we may not be able to make the payment of dividends on our common stock.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering and the concurrent private placement. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our net tangible book value as of December 31, 2017, and the initial public offering price of $                per share, you will incur immediate and substantial dilution in the amount of $                per share. See “Dilution.”

Anti-takeover protections in our third amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

Provisions contained in our third amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the DGCL, could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

In addition, our Board has the authority to cause us to issue, without any further vote or action by the stockholders, up to                shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares. See “Description of Capital Stock—Anti-takeover Provisions.”

In addition, under the agreements governing our Senior Credit Facilities, a change of control would cause us to be in default. In the event of a change of control default, the administrative agent under our Senior Credit Facilities would have the right (or, at the direction of lenders holding a majority of the loans and commitments under our Senior Credit Facilities, the obligation) to accelerate the outstanding loans and to terminate the commitments under our Senior Credit Facilities, and if so accelerated, we would be required to repay all of our outstanding obligations under our Senior Credit Facilities. In addition, from time to time we may enter into contracts that contain change of control provisions that limit the value of, or even terminate, the contract upon a change of control. These change of control provisions may discourage a takeover of our company, even if an acquisition would be beneficial to our stockholders.

Our third amended and restated certificate of incorporation will provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our third amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our third amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our third amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision that will be contained in our third amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions of the HCM solutions industry and our operations, performance, and financial condition, including, in particular, statements relating to our business, growth strategies, product development efforts, and future expenses. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market, and regulatory conditions and the following:

•	our inability to attain or to maintain profitability;

•	significant competition for our solutions;

•	our inability to continue to develop or to sell our existing Cloud solutions;

•	our inability to manage our growth effectively;

•	the risk that we may not be able to successfully migrate our Bureau customers to our Cloud solutions or to offset the decline in Bureau revenue with Cloud revenue;

•	the market for enterprise cloud computing develops slower than we expect or declines;

•	efforts to increase use of our Cloud solutions and our other applications may not succeed;

•	we fail to provide enhancements and new features and modifications to our solutions;

•	failure to comply with the FTC’s ongoing consent order regarding data protection;

•	system interruptions or failures, including cyber-security breaches, identity theft, or other disruptions that could compromise our information;

•	our failure to comply with applicable privacy, security and data laws, regulations and standards;

•	changes in regulations governing privacy concerns and laws or other domestic or foreign data protection regulations;

•	we are unable to successfully expand our current offerings into new markets or further penetrate existing markets;

•	we are unable to meet the more complex configuration and integration demands of our large customers;

•	our customers declining to renew their agreements with us or renewing at lower performance fee levels;

•	we fail to manage our technical operations infrastructure;

•	we are unable to maintain necessary third party licenses or errors;

•	our inability to protect our intellectual property rights, proprietary technology, information, processes, and know-how;

•	we fail to keep pace with rapid technological changes and evolving industry standards; or

•	changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself.

See “Risk Factors” for a further description of these and other factors. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering and the concurrent private placement will be approximately $        million, or approximately $        million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the concurrent private placement for the redemption of all $475.0 million aggregate principal amount of our outstanding 11% Senior Notes due 2021. See “Description of Material Indebtedness—Senior Unsecured Notes” for a fuller description of these notes.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, an increase (decrease) of one million shares of common stock sold in this offering and the concurrent private placement by us would increase (decrease) our net proceeds by $        , assuming the initial public offering price of $        (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering and the concurrent private placement based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering and the concurrent private placement in a manner other than as described in this prospectus.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

Our ability to pay dividends is currently restricted by the terms of our Senior Credit Facilities (as defined on page 11 of this prospectus) and may be further restricted by any future indebtedness we incur.

We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries.

In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our Board and will take into account:

•	restrictions in our debt instruments, including our Senior Credit Facilities;

•	general economic business conditions;

•	our earnings, financial condition, and results of operations;

•	our capital requirements;

•	our prospects;

•	legal restrictions; and

•	such other factors as our Board may deem relevant.

See “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock—Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price,” “Risk Factors—Risks Related to Our Indebtedness—We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Description of Material Indebtedness,” and “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our cash and equivalents and our capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the LifeWorks Disposition, (ii) the Preferred Conversion, and (iii) the Share Exchange; and

•	on a pro forma as adjusted basis to give further effect to (i) the Debt Refinancing, (ii) our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and the concurrent private placement, and (iii) the sale of shares of our common stock in this offering at an assumed public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(Dollars in millions)
Cash and equivalents	$99.6	$	$

Debt (2)	$1,119.8	$	$
Stockholders’ equity:
Common stock, $0.01 par value per share, 300,000,000 shares authorized, actual and as adjusted, and shares authorized, pro forma as adjusted, 130,571,925 shares issued and outstanding, actual, and shares issued and outstanding, pro forma and shares issued and outstanding pro forma as adjusted	1.3
Senior preferred stock, $0.01 par value per share, 70,000,000 shares authorized, actual and as adjusted, and shares authorized, pro forma as adjusted, 16,802,144 shares issued and outstanding, actual, and shares issued and outstanding, pro forma and shares issued and outstanding pro forma as adjusted.	184.8
Junior preferred stock, $0.01 par value per share, 70,000,000 shares authorized, actual and as adjusted, and shares authorized, pro forma as adjusted, 58,244,308 shares issued and outstanding, actual and shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	0.6
Additional paid in capital	1,564.8
Accumulated deficit	(348.2)
Accumulated other comprehensive loss	(312.1)

Total stockholders’ equity	1,091.2

Total capitalization	$2,211.0	$	$

(1)	Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $ million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $ , based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.
(2)	For a description of our existing indebtedness, see “Description of Material Indebtedness.” For a description of our Debt Refinancing, see “Prospectus Summary—Debt Refinancing.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the consummation of this offering and the concurrent private placement. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

Our pro forma net tangible book value as of December 31, 2017 was $        , or $          per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities after giving effect to (i) the LifeWorks Disposition, (ii) the Preferred Conversion, and (iii) the Share Exchange, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding.

After giving further effect to (i) the Debt Refinancing, (ii) the sale of                  shares of common stock in this offering and the concurrent private placement at the assumed initial public offering price of $          per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and (iii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $          million, or $                  per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                  per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2017
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement

Dilution in net tangible book value per share to new investors in this offering and the concurrent private placement		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), would increase (decrease) our as adjusted net tangible book value, after this offering by $        million, or $        per share and the dilution per share to new investors by $        , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A one million increase (decrease) in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value by approximately $        million, or $        per share, and the dilution per share to new investors by approximately $        , in each case assuming the initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2017, after giving effect to (i) the LifeWorks Disposition, the Preferred Conversion, and the Share Exchange, and

(ii) the Debt Refinancing, this offering, and the concurrent private placement, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering and the concurrent private placement, at an assumed initial public offering price of $         per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders			%	$			%	$
New investors

Total		100.0%			$	100.0%		$

If the underwriters were to fully exercise their option to purchase                  additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be     %, and the percentage of shares of our common stock held by new investors would be     %.

The foregoing tables and calculations exclude (i)                shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2017 under the 2013 Plan and (ii)                shares of our common stock reserved for future issuance under our 2018 Plan as of the date hereof, which will be effective upon the completion of this offering and the concurrent private placement. To the extent the options are exercised, there will be further dilution to new investors. The foregoing tables and calculations also do not give effect to the exchange of the Exchangeable Shares for an indirect equity interest in our common stock.

The above discussion and tables are based on the number of shares outstanding at December 31, 2017. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data for the periods as of the dates indicated. We derived the consolidated statements of operations data for the years ended December 31, 2017, 2016, and 2015, and the consolidated balance sheet data as of December 31, 2017, 2016, and 2015, from our audited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year ended December 31,
	2017	2016	2015
	(Dollars in millions, except share and per share amounts)
Consolidated Statements of Operations Data:
Total revenue	$750.7	$704.2	$693.9
Cost of revenue	457.7	445.3	413.1
Selling, general, and administrative expenses	253.0	249.8	245.5
Other expense, net	7.4	13.2	27.8
Interest expense, net	87.1	87.4	87.8

Loss from continuing operations before income taxes	(54.5)	(91.5)	(80.3)
Income tax (benefit) expense	(44.7)	17.8	8.6

Loss from continuing operations	(9.8)	(109.3)	(88.9)
(Loss) income from discontinued operations	(0.7)	16.5	(15.8)

Net loss	(10.5)	(92.8)	(104.7)
Net (loss) income attributable to noncontrolling interest	(1.3)	0.1	—

Net loss attributable to Ceridian	$(9.2)	$(92.9)	$(104.7)

Net loss per share attributable to Ceridian:
Basic	$(0.23)	$(0.82)	$(0.81)
Diluted	$(0.23)	$(0.82)	$(0.81)
Weighted average shares outstanding:
Basic	130,409,920	129,976,675	129,849,690
Diluted	130,409,920	129,976,675	129,849,690

	As of December 31,
	2017	2016	2015
	(Dollars in millions)
Consolidated Balance Sheet Data:
Cash and equivalents	$99.6	$131.4	$63.2
Total assets	6,729.9	6,326.0	6,984.9
Long-term debt (1)	1,119.8	1,139.8	1,143.4
Total liabilities	5,600.9	5,307.4	6,030.1
Working capital	49.9	66.0	41.7
Total stockholders’ equity	$1,091.2	$979.9	$954.8

(1)	Excludes the current portion of our long-term debt of $0.0 million as of December 31, 2017, $2.3 million as of December 31, 2016, and $7.0 million as of December 31, 2015.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data consists of unaudited pro forma consolidated statement of operations and unaudited pro forma condensed consolidated statement of cash flows for the year ended December 31, 2017 and an unaudited pro forma consolidated balance sheet as of December 31, 2017. You should read the information set forth below together with “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated annual financial statements and the corresponding notes included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations and unaudited pro forma condensed consolidated statement of cash flows for the year ended December 31, 2017 and the unaudited pro forma consolidated balance sheet as of December 31, 2017 have been adjusted to give effect to the distribution of shares of LifeWorks Disposition. The stockholders will receive these interests in a taxable distribution. Based on current estimates of the value of our interest in LifeWorks at the time of the LifeWorks Disposition, we currently anticipate that we will incur approximately $3.2 million of foreign taxes and use approximately $96.0 million of our U.S. federal net operating losses to offset the U.S. tax gain. The net operating losses are currently subject to a full valuation allowance, therefore, the tax gain recognition and resulting use of the net operating loss and release of the valuation allowance result in no anticipated U.S. tax expense.

The following unaudited pro forma consolidated balance sheet, statement of operations, and statement of cash flows have been derived from our historical consolidated financial statements included elsewhere in this prospectus. The statements are for informational purposes only and do not purport to represent what our financial position and results of operations actually would have been had the LifeWorks Disposition occurred on the dates indicated, or to project our financial performance for any future period.

The unaudited pro forma consolidated balance sheet adjustments assume that our distribution of LifeWorks occurred as of December 31, 2017. The pro forma adjustments to the unaudited pro forma consolidated statements of operations and unaudited pro forma condensed consolidated statement of cash flows for the year ended December 31, 2017 assume that the separation occurred as of January 1, 2017.

The adjustment amounts primarily represent the LifeWorks segment amounts as presented in our financial statements with the addition of $3.2 million of foreign tax expense expected to be incurred by the Company as a result of expected gains recognized on the taxable distribution of LifeWorks to our stockholders. No pro forma adjustments are necessary for the expected use of net operating losses to offset taxable gains expected in the U.S., as they are subject to a full valuation allowance and would not have an impact on our financial statements. No other adjustments were necessary.

	Ceridian HCM Holding Inc. Unaudited Pro Forma Consolidated Statement of Operations Year Ended December 31, 2017
	Ceridian Historical	Adjustments	Ceridian Pro Forma
Revenue:
Recurring services	$678.4	$79.9	$598.5
Professional services and other	72.3	—	72.3

Total revenue	750.7	79.9	670.8
Cost of revenue:
Recurring services	239.6	42.8	196.8
Professional services and other	135.8	—	135.8
Product development and management	50.4	6.8	43.6
Depreciation and amortization	31.9	0.6	31.3

Total cost of revenue	457.7	50.2	407.5

Gross profit	293.0	29.7	263.3
Costs and expenses:
Selling, general, and administrative	253.0	30.0	223.0
Other expense, net	7.4	0.1	7.3
Interest expense, net	87.1	—	87.1

Total costs and expenses	347.5	30.1	317.4

Loss from continuing operations before income taxes	(54.5)	(0.4)	(54.1)
Income tax (benefit) expense	(44.7)	1.7	(46.4)

Loss from continuing operations	(9.8)	(2.1)	(7.7)
(Loss) income from discontinued operations	(0.7)	—	(0.7)

Net loss	(10.5)	(2.1)	(8.4)
Net (loss) income attributable to noncontrolling interest	(1.3)	(1.3)	—

Net loss attributable to Ceridian	$(9.2)	$(0.8)	$(8.4)

	Ceridian HCM Holding Inc. Unaudited Pro Forma Consolidated Balance Sheet Year Ended December 31, 2017
	Ceridian Historical	Adjustments	Ceridian Pro Forma
Assets
Current assets:
Cash and equivalents	$99.6	8.5	$91.1
Trade and other receivables, net	79.9	13.3	66.6
Prepaid expenses	37.9	1.5	36.4
Other current assets	5.3	—	5.3

Total current assets before customer trust funds	222.7	23.3	199.4
Customer trust funds	4,099.7	—	4,099.7

Total current assets	4,322.4	23.3	4,299.1
Property, plant, and equipment, net	103.8	1.8	102.0
Goodwill	2,087.3	126.3	1,961.0
Other intangible assets, net	212.4	5.9	206.5
Other assets	4.0	2.1	1.9

Total assets	$6,729.9	159.4	$6,570.5

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$—	—	$—
Accounts payable	48.8	4.4	44.4
Accrued interest	15.9	—	15.9
Deferred revenue	16.8	2.8	14.0
Employee compensation and benefits	70.0	1.3	68.7
Other accrued expenses	15.5	0.1	15.4

Total current liabilities before customer trust funds obligations	167.0	8.6	158.4
Customer trust funds obligations	4,105.5	—	4,105.5

Total current liabilities	4,272.5	8.6	4,263.9
Long-term debt, less current portion	1,119.8	—	1,119.8
Employee benefit plans	152.4	—	152.4
Other liabilities	56.2	10.6	45.6

Total liabilities	5,600.9	19.2	5,581.7
Total equity	1,129.0	140.2	988.8

Total liabilities and equity	$6,729.9	159.4	$6,570.5

	Ceridian HCM Holding Inc. Unaudited Pro Forma Condensed Consolidated Statement of Cash Flows Year Ended December 31, 2017
	Ceridian Historical	Adjustments	Ceridian Pro Forma
Net loss	$(10.5)	$(2.1)	$(8.4)
Loss from discontinued operations	0.7	—	0.7
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income tax benefit	(65.0)	(2.6)	(62.4)
Depreciation and amortization	57.9	4.1	53.8
Share-based compensation	17.2	1.1	16.1
Other	4.2	1.1	3.1
Changes in operating assets and liabilities excluding effects of acquisitions and divestitures	(43.6)	(5.5)	(38.1)

Net cash used in operating activities—continuing operations	(39.1)	(3.9)	(35.2)
Net cash used in operating activities—discontinued operations	(0.7)	—	(0.7)

Net cash used in operating activities	(39.8)	(3.9)	(35.9)

Cash Flows from Investing Activities
Purchase of customer trust funds marketable securities	(598.5)	—	(598.5)
Proceeds from sale and maturity of customer trust funds marketable securities	610.2	—	610.2
Net change in restricted cash and other restricted assets held to satisfy customer trust funds obligations	(367.8)	—	(367.8)
Expenditures for property, plant, and equipment	(17.7)	(0.2)	(17.5)
Expenditures for software and technology	(33.1)	—	(33.1)
Net payments from divestitures	(0.5)	—	(0.5)

Net cash used in investing activities	(407.4)	(0.2)	(407.2)

Cash Flows from Financing Activities
Increase in customer trust funds obligations, net	356.1	—	356.1
Proceeds from issuance of stock	78.4	—	78.4
Repurchase of stock	(1.8)	—	(1.8)
Repayment of long-term debt obligations	(25.9)	—	(25.9)

Net cash provided by financing activities	406.8	—	406.8
Effect of Exchange Rate Changes on Cash	8.6	2.0	6.6

Net decrease in cash and equivalents	(31.8)	(2.1)	(29.7)
Cash and equivalents at beginning of year	131.4	10.6	120.8

Cash and equivalents at end of year	$99.6	$8.5	$91.1

Supplemental Cash Flow Information:
Cash paid for interest	$89.7	$—	$89.7
Cash paid for income taxes	$24.6	$0.1	$24.5
Cash received from income tax refunds	$1.9	$—	$1.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “Prospectus Summary— Summary Historical Consolidated Financial and Other Data,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business, and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Overview

Ceridian is a global HCM software company. Dayforce, our flagship cloud HCM platform, provides HR, payroll, benefits, workforce management, and talent management functionality. Our platform is used by organizations, regardless of industry or size, to optimize management of the entire employee lifecycle, including attracting, engaging, paying, deploying, and developing their people. Dayforce was built as a single application from the ground up that combines a modern, consumer-grade user experience with proprietary application architecture, including a single employee record and a rules engine spanning all areas of HCM. Our platform is designed to make work life better for our customers and their employees by improving HCM decision-making processes, streamlining workflows, exposing strategic organizational insights, and simplifying legislative compliance. The platform is designed to ease administrative work for both employees and managers, creating opportunities for companies to increase employee engagement. We are a founder-led organization, and our culture combines the agility and innovation of a start-up with a history of deep domain and operational expertise.

We sell Dayforce through our direct sales force on a subscription PEPM basis. Our subscriptions are typically structured with an initial fixed term of between three and five years, with evergreen renewal thereafter. Dayforce can serve customers of all sizes ranging from 100 to over 100,000 employees. We have rapidly grown the Dayforce platform to more than 3,000 live Dayforce customers, representing over 2.5 million active global users as of December 31, 2017. In 2017, we added over 650 new live Dayforce customers. Our customers vary across industries, and no single customer constituted more than 1% of our HCM revenues for the year ended December 31, 2017. We have experienced significant Cloud revenue growth at scale, particularly from Dayforce, which has grown at a CAGR of more than 60% since 2012. We believe that our intense focus on solving complex problems and our superior customer experience lead to our high retention rates, as evidenced by our annual Cloud revenue retention rate of over 95% in 2017.

In addition to Dayforce, we sell Powerpay, a cloud HR and payroll solution for the Canadian small business market, through both direct sales and established partner channels. As of December 31, 2017, we had over 38,000 Powerpay accounts. We also continue to support customers using our Bureau solutions, which we generally stopped actively selling to new customers following the acquisition of Dayforce. We invest in maintenance and necessary updates to support our Bureau customers and continue to migrate them to Dayforce. We also own a controlling financial interest in a joint venture, LifeWorks, which offers an employee engagement platform that delivers employee assistance programs, social recognition, exclusive perks and discounts, a private social network, employee and corporate wellness programs, and employee engagement analytics in the United States, Canada, and the United Kingdom.

Our backlog amounts represent estimated Dayforce PEPM revenue on signed contracts that have not yet been taken live. Dayforce PEPM revenues have typically represented approximately 77% of total contract value and exclude such items as implementation, staging, clocks, and training. At December 31, 2017, we had an estimated PEPM revenue backlog of $208 million, representing approximately $69 million of annualized PEPM revenues with a typical three-year contract term, compared with $189 million of backlog as of December 31, 2016, representing approximately $63 million of annualized PEPM revenues. We monitor the underlying projects on an account-by-account basis and expect approximately 90% of the Dayforce contract backlog as of December 31, 2017, to be taken live in 2018. In addition, we had an immaterial amount of Powerpay backlog at December 31, 2017. We do not believe that backlog is a meaningful indicator of revenues that can be expected for a particular future period as the amount and timing can be influenced by multiple factors. There can be no assurance that backlog at any point in time will translate into revenue in any subsequent period.

How We Generate Revenue

We generate recurring revenues primarily from recurring fees charged for the use of our Cloud HCM solutions, Dayforce and Powerpay, as well as from our Bureau solutions and LifeWorks joint venture. We also generate professional services and other revenue associated primarily with the work performed to assist customers with the planning, design, implementation, and staging of their cloud-based solution. Our HCM solutions are typically provided through long-term customer relationships that result in a high level of recurring revenue. For Dayforce, we primarily charge monthly recurring fees on a PEPM basis, generally one-month in advance of service, based on the number and type of solutions provided to the customer and the number of employees and other users at the customer. Our standard Dayforce contracts are generally for a three to five-year period. The average time it takes to implement Dayforce typically ranges from three months for smaller customers to nine months for larger customers. Once Dayforce is implemented, the customer goes live, and we begin to generate recurring revenue. For Powerpay, we charge customers recurring fees on a per-employee, per-process basis. Powerpay can typically be implemented on a remote basis within one to three days, at which point we start receiving recurring fees, resulting in an immaterial amount of Powerpay backlog. For our Bureau solutions, we primarily charge recurring fees on a per-process basis. We also generate recurring revenue from investment income from funds held in trust on behalf of our customers. Our LifeWorks joint venture also generates recurring revenue, primarily from employee assistance, wellness, recognition, and incentive programs.

Our Solutions

We categorize our solutions into three categories: Cloud HCM, Bureau HCM, and LifeWorks solutions.

Cloud revenue is generated from HCM solutions that are delivered via two cloud offerings: Dayforce and Powerpay. The Dayforce offering is differentiated from our market competition as being a single application that offers a comprehensive range of functionality, including global HR, payroll, benefits, workforce management, and talent management on web and native iOS and Android platforms. Dayforce revenue is primarily generated from monthly recurring fees charged on a PEPM basis, generally one-month in advance of service. Also included within Dayforce revenue is implementation, staging, and other professional services revenue; revenues from the sale, rental, and maintenance of time clocks; and billable travel expenses. The Powerpay offering is our solution designed primarily for small market Canadian customers. The typical Powerpay customer has fewer than 20 employees, and the majority of the revenue is generated from recurring fees charged on a per-employee, per-process basis. Typical processes include the customer’s payroll runs, year-end tax packages, and delivery of customers’ remittance advices or checks. In addition to the direct revenue earned from the Dayforce and Powerpay offerings, Cloud revenue also includes investment income generated from holding Cloud customer funds in trust before funds are remitted to taxing authorities, Cloud customer employees, or other third parties; and revenue from the sale of third party services.

Bureau revenue is generated primarily from HCM solutions delivered via a service-bureau model. These solutions are delivered via three primary service lines: payroll, payroll-related tax filing services, and outsourced human resource solutions. Revenue from payroll services is generated from recurring fees charged on a per-process basis. Typical processes include the customer’s payroll runs, year-end tax packages, and delivery of customers’ remittance advices or checks. In addition to customers who use our payroll services, certain customers use our tax filing services on a stand-alone basis. Our outsourced human resource solutions are tailored to meet the needs of individual customers, and entail our contracting to perform many of the duties of a customer’s human resources department, including payroll processing, time and labor management, performance management, and recruiting. We also perform HCM-related individual services for customers, such as check printing, wage attachment and disbursement, and ACA management. Additional items included in Bureau revenue are custom professional services revenue; investment income generated from holding Bureau customer funds in trust before funds are remitted to taxing authorities, Bureau customer employees, or other third parties; consulting services related to Bureau offerings; and revenue from the sale of third party services.

LifeWorks joint venture revenue is primarily generated from employee assistance, wellness, recognition, and incentive programs offered directly by LifeWorks in the United States, Canada, the United Kingdom and various other countries through LifeWorks’ network of contractors. LifeWorks offers employee engagement services, such as employee assistance programs, social recognition, discounts from participating vendors, a private social network, employee and corporate wellness, and employee engagement analytics.

Our History

Ceridian was acquired in 2007 by affiliates and co-investors of the Sponsors. In April 2012, Ceridian acquired Dayforce Corporation, which had built Dayforce, a Cloud HCM solution. In the months following the acquisition, Dayforce founder, David D. Ossip, was named Chief Executive Officer of Ceridian HCM, and shortly thereafter, we generally stopped actively selling our Bureau solutions to new customers in the United States to focus our resources on expanding the Dayforce platform and growing Cloud HCM solutions. For each quarter since September 30, 2016, our Cloud HCM revenue has surpassed our Bureau HCM revenue. Cloud revenue grew from 39% of total HCM revenue during the quarter ended December 31, 2015 to 64% of total HCM revenue during the quarter ended December 31, 2017.

As part of our strategy to focus on the growth of our Cloud HCM solutions business, we (i) sold our consumer-directed benefit services business in 2013, (ii) merged Comdata, our payment systems business unit, with FleetCor Technologies in 2014, (iii) sold our benefits administration and post-employment compliance business in 2015, and (iv) sold our United Kingdom and Ireland businesses and a portion of our operations that supported such businesses in the Republic of Mauritius in 2016. Our benefits administration and post-employee compliance business, our United Kingdom and Ireland businesses, and our divested Mauritius operations are presented as discontinued operations in our financial statements. Our consumer-directed benefits services business and our benefits administration and post-employment compliance business are collectively referred to as our “Divested Benefits Businesses.” As a result of these transactions, we only actively sell Dayforce and Powerpay in our HCM segment, which we believe simplifies our business model and positions us well for continued growth. In 2016, we contributed our LifeWorks employee assistance program business to a joint venture LifeWorks that provides employee assistance, wellness, recognition, and incentives programs in the United States, Canada, and the United Kingdom. Prior to the formation of the LifeWorks joint venture, employee assistance programs were provided by Ceridian.

LifeWorks Disposition

Contemporaneous with this offering, we intend to distribute our interest in LifeWorks to our existing stockholders on a pro rata basis in accordance with their pro rata interests in us. As a result of the LifeWorks Disposition, we will no longer have any material obligations under the LifeWorks joint venture agreement. In addition, LifeWorks will no longer be a separate segment and will be reclassified to discontinued operations in our consolidated financial statements for all periods presented. LifeWorks accounted for $79.9 million in revenue and $0.4 million in operating loss for the year ended December 31, 2017. As a result, our consolidated revenues and operating profit are expected to decline in the near term. Additionally, we will no longer have a noncontrolling interest on our consolidated balance sheets or statements of operations. At the time of the distribution, the interests in LifeWorks received by our existing stockholders will be valued at approximately $             million. The stockholders will receive these interests in a taxable distribution. Based on current estimates of the value of our interest in LifeWorks at the time of the distribution, we currently anticipate that we will incur approximately $3.2 million of foreign taxes and use approximately $96.0 million of our U.S. federal net operating losses to offset the tax gain in the U.S. in connection with the distribution. The net operating losses are currently subject to a full valuation allowance, therefore, the tax gain recognition and resulting use of the net operating loss and release of the valuation allowance result in no anticipated U.S. tax expense.

Our Business Model

Our business model focuses on supporting the rapid growth of Dayforce and maximizing the lifetime value of our Dayforce customer relationships. Due to our subscription model, where we recognize subscription revenues ratably over the term of the subscription period, and high customer retention rates, we have a high level of visibility into our future revenues. The profitability of a customer to our business depends, in large part, on how long they have been a customer. Because in our business model, PEPM subscription fees are not charged until the customer goes live, and because we incur costs in advance of receiving PEPM revenue that are not offset by our implementation fees, we estimate that it takes an average of 2.5 years before we are able to recover our implementation, customer acquisition, and other direct costs on a new Dayforce customer contract. As the proportion of Dayforce customers who have been live for two or more years increases, our related profitability increases. The following sets forth the number of live Dayforce customers at the end of each quarter presented:

	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Live Dayforce customers	3,001	2,855	2,690	2,480	2,339	2,148	2,014	1,872
Dayforce customers live for two or more years	1,770	1,628	1,524	1,377	1,276	1,116	997	816
Proportion of Dayforce customers live for two or more years	59%	57%	57%	56%	55%	52%	50%	44%

Over the lifetime of the customer relationship, we have the opportunity to realize additional PEPM revenue, both as the customer grows or rolls out the Dayforce solution to additional employees, and also by selling additional functionality to existing customers that do not currently utilize our full platform. We also incur costs to manage the account, to retain customers, and to sell additional functionality. These costs, however, are significantly less than the costs initially incurred to acquire and to implement the customer.

Key Factors and Trends Affecting Our Results of Operations

Set forth below is a discussion of some of the key factors and trends affecting our results of operations.

Growing our Dayforce Customer Base

A key part of our strategy is to continue to grow our Dayforce customer base. We have developed sales and marketing efforts that are designed for effective customer acquisition. As of December 31, 2017, we had more than 3,000 live Dayforce customers and over 500 net new Dayforce customers contracted, but not yet live on Dayforce. We expect the majority of these Dayforce customers to be taken live in 2018. We market Dayforce to customers of all sizes, including small (under 500 employees), mid (501 to 2,500 employees), and enterprise (over 2,500 employees). For 2017, our 3,001 live Dayforce customers represented over 2.5 million active employees. Small businesses accounted for 13% of the total number of active customer employees. Mid-sized business accounted for 31% of the total number of active customer employees. Enterprise-sized business accounted for 56% of the total number of active customer employees. Our continued focus on sales execution is important to drive further penetration of the Dayforce platform and to expand our market share. We also believe that there is a significant opportunity for our solution outside of our core North American markets. Dayforce was designed as a global platform. We intend to expand globally through both the expansion of our own proprietary payroll functionality as well as through new and existing partnerships with local vendors, including our existing membership in the Payroll Services Alliance. To the extent we are unable to develop new or existing partnerships or such partnerships are not successful in increasing demand for Dayforce, we may not be able to grow our Dayforce customer base as anticipated.

Extending Product Leadership

We are committed to delivering market-leading HCM solutions preferred by employers and employees alike. We believe that maintaining our product leadership is critical to driving further revenue growth. Our leading market position in technology is based on our ability to innovate and to bring new solutions to market. Dayforce is designed around our proprietary single application architecture that includes a single cross-domain rules engine and a complete employee record, which facilitates new innovation. Since 2012, we have developed a full suite of HCM functionality. We intend to continue extending the functionality and breadth of our application in the future, taking advantage of modern technologies including artificial intelligence and big data. We have a roadmap for continued development, which includes adding native payroll capabilities for additional countries. We intend to continue to invest in our product development and innovation to maintain our strong, differentiated technology position.

Retaining and Expanding Revenue from Existing Dayforce Customers

The economic benefits of our business model include persistent, long-lived customer relationships, as well as the opportunity to realize additional revenue from existing customers. Our annual Cloud revenue retention rate was over 95% in 2017, reflecting high retention rates with Dayforce customers, driving strong customer lifetime value. Because our subscription revenue is based on a PEPM charge, as customers grow and add more employees, we realize a corresponding increase in PEPM revenue. Moreover, with the continued launch of new functionality for our Dayforce platform, we have the opportunity to realize incremental revenue by selling additional functionality to existing customers that do not currently utilize our full platform. We believe that this opportunity is particularly strong in the enterprise segment, where customers often start with a subset of our Dayforce platform in conjunction with point solutions from other vendors that we target to replace over time.

Managing the Migration of our Bureau Customers to Dayforce

We generally stopped actively selling our Bureau solutions to new customers in the United States in 2012 and have been marketing our Dayforce platform to new and existing customers since that time.

For the year ended December 31, 2017, recurring services revenue from payroll Bureau customers accounted for $210.2 million and tax-only Bureau recurring services revenue accounted for $52.1 million. The payroll Bureau customers consist of approximately 1.9 million active users, of which approximately 1.7 million of these active users are with customers that we believe could be candidates for migration to Dayforce. Some of our customers are not candidates to migrate to Dayforce due to a variety of factors, including the type of functionality that they require and their system configuration. Of the approximately 1.7 million active users, small-sized businesses accounted for 20% of the total number of active users, mid-sized businesses accounted for 30% of the total number of active users, and enterprise-sized businesses accounted for 50% of the total number of active users. In the year ended December 31, 2017, Bureau revenue declined by $59.3 million, or 18.2%, as compared to the year ended December 31, 2016; and for the year ended December 31, 2016, Bureau revenue declined by $61.1 million, or 15.8%, as compared to the year ended December 31, 2015. Of the $59.3 million decline in Bureau revenue in the year ended December 31, 2017, $28.1 million was associated with customers migrating to Dayforce, which represented 26% of the increase in Cloud revenue during this period. Of the $61.1 million decline in Bureau revenue in 2016, $19.5 million was associated with customers migrating to Dayforce, which represented 27% of the increase in Cloud revenue in 2016. Excluding the impact of migrations, our annual Bureau revenue retention rate was 89.7% in 2017, 87.4% in 2016, and 90.5% in 2015. As the number of Bureau customers continues to decline, our results of operations will depend, in part, on replacing the revenue from Bureau customer attrition and on maintaining the profitability of services to our remaining Bureau customers. We believe that our cloud Dayforce platform is attractive to many customers that currently use an outsourced service bureau for their payroll and HCM-related needs; and, as a result, that sales to new customers and sales of managed services and additional functionality to our growing Dayforce customer base will continue to more than offset the decline in revenue from Bureau customers. We also believe that we will continue to be able to provide services to our remaining Bureau customers at attractive margins. As we migrate our Bureau customers to Dayforce, we typically experience a revenue increase from such customers driven by increased product density on the Dayforce platform. This revenue increase can vary by customer, but has been 22% on average since 2015, measured at the time of initial migration.

Profitably Managing our Growth

We carefully designed and built Dayforce to meet the needs of a homogeneous market with a common set of requirements and compliance challenges across organization sizes and industries. To support our rapid growth, we have rigorously managed our implementation and customer support operations to maintain consistent, repeatable methods and processes and to take advantage of automation. We believe that our business model enables us to realize significant operating leverage and economies of scale and that we can continue to acquire, to implement, and to support more customers and to generate more revenue without a corresponding increase in expenses. Our profitability depends in part upon our ability to achieve a balance in the timing and magnitude of required investments in sales and marketing, implementation, and customer support.

How We Assess Our Performance

In assessing our performance, we consider a variety of performance indicators in addition to revenue and net income. Set forth below is a description of our key performance measures.

The following table sets forth our key performance indicators for the periods presented.

	Year ended December 31,
	2017	2016	2015
Live Dayforce customers	3,001	2,339	1,770
Annual Cloud revenue retention rate (a)	97.0%	95.7%	95.0%
Cloud annualized recurring revenue (ARR) (a) (Dollars in millions)	$391.0	$289.7	$209.6
HCM Adjusted EBITDA (b) (Dollars in millions)	$117.8	$88.9	$99.7
HCM Adjusted EBITDA margin	17.6%	14.3%	16.3%

(a)	Annual Cloud revenue retention rate and Cloud annualized recurring revenue are calculated on an annual basis, and the disclosure reflects data as of the most recent fiscal year end. See below for further explanation.
(b)	For a reconciliation of HCM Adjusted EBITDA to HCM operating profit, please see “Prospectus Summary–Summary Historical Consolidated Financial and Other Data.”

Live Dayforce Customers

In our business model, PEPM subscription fees are not charged until the customer goes live on the platform, and we use the number of customers live on Dayforce as an indicator of future revenue and the overall performance of the business and to assess the performance of our implementation services. As shown in the following table, the number of customers live on Dayforce has increased from 482 as of December 31, 2012 to 3,001 as of December 31, 2017. In addition, we had over 500 net new Dayforce customers contracted, but not yet live on Dayforce as of December 31, 2017. We expect the majority of these Dayforce customers to be taken live in 2018. For 2017, our 3,001 live Dayforce customers represented over 2.5 million active users. Small-sized businesses accounted for 13% of the total number of active customer employees, mid-sized businesses accounted for 31% of the total number of active customer employees, and enterprise-sized businesses accounted for 56% of the total number of active customer employees.

From 2016 to 2017, live Dayforce customers increased from 2,339 to 3,001, an increase of 662, of which 467 represented net new customers to Dayforce and the remainder were migration customers from our Bureau solutions, net of attrition. Of the net new customers to Dayforce, small-sized businesses accounted for 13% of the total number of active customer employees, mid-sized businesses accounted for 33% of the total number of active customer employees, and enterprise-sized businesses accounted for 54% of the total number of active customer employees. Of the migration customers, small-sized businesses accounted for 20% of the total number of active customer employees, mid-sized businesses accounted for 48% of the total number of active customer employees, and enterprise-sized businesses accounted for 32% of the total number of active customer employees.

From 2015 to 2016, live Dayforce customers increased from 1,770 to 2,339, an increase of 569, of which 351 represented net new customers to Dayforce and the remainder were migration customers from our Bureau solutions, net of attrition. Of the net new customers to Dayforce, small-sized businesses accounted for 10% of the total number of active customer employees, mid-sized businesses accounted for 29% of the total number of active customer employees, and enterprise-sized businesses accounted for 61% of the total number of active customer employees. Of the migration customers, small-sized businesses accounted for 12% of the total number of active customer employees, mid-sized businesses accounted for 44% of the total number of active customer employees, and enterprise-sized businesses accounted for 44% of the total number of active customer employees.

The following table sets forth the number of live Dayforce customers at the end of the year presented:

Annual Cloud Revenue Retention Rate

Our annual Cloud revenue retention rate measures the percentage of revenues that we retain from our existing Cloud customers. We use this retention rate as an indicator of customer satisfaction and future revenues. We calculate the annual Cloud revenue retention rate as a percentage, where the numerator is the Cloud annualized recurring revenue for the prior year, less the Cloud annualized recurring revenue from lost Cloud customers during that year; and the denominator is the Cloud annualized recurring revenue for the prior year. Our annual Cloud revenue retention rate has been 95% or above for the years ended December 31, 2017, 2016, and 2015. We set annual targets for Cloud revenue retention rate and monitor progress toward those targets on a quarterly basis by reviewing known customer losses and anticipated future customer losses. Our Cloud revenue retention rate may fluctuate as a result of a number of factors, including the mix of Cloud solutions used by customers, the level of customer satisfaction, and changes in the number of users live on our Cloud solutions.

Cloud Annualized Recurring Revenue (ARR)

We derive the majority of our Cloud revenues from recurring fees, primarily PEPM subscription charges. We also derive recurring revenue from fees related to the rental and maintenance of clocks, charges for once-a-year services, such as year-end tax statements, and investment income on our customer funds held in trust before such funds are remitted to taxing authorities, customer employees, or other third parties. To calculate Cloud annualized recurring revenue, we start with recurring revenue at year end, subtract the once-a-year charges, gross up the revenue for customers live for less than a full year to reflect the revenue that would have been realized if the customer had been live for a full year, and add back the once-a-year charges. We set annual targets for Cloud annualized recurring revenue and monitor progress toward those targets on a quarterly basis by reviewing Cloud recurring revenue, specifically as between Dayforce and Powerpay business, investment income on our customer funds held in trust, and live Dayforce customers.

HCM Adjusted EBITDA

We believe that HCM Adjusted EBITDA and HCM Adjusted EBITDA margin, non-GAAP financial measures, are useful to management and investors as supplemental measures to evaluate our overall operating performance. HCM Adjusted EBITDA and HCM Adjusted EBITDA margin are components of our management incentive plan and are used by management to assess performance and to compare our operating performance to our competitors. We define HCM Adjusted EBITDA as net income or loss before interest, taxes, depreciation, and amortization, as adjusted to exclude net income or loss from discontinued operations, LifeWorks EBITDA, sponsor management fees, non-cash charges for asset impairments, gains or losses on assets and liabilities held in a foreign currency other than the functional currency of a company subsidiary, non-cash share-based compensation expense, severance charges, restructuring consulting fees, and environmental reserve charges. HCM Adjusted EBITDA margin is determined by calculating the percentage HCM Adjusted EBITDA is of Total HCM Revenue. Management believes that HCM Adjusted EBITDA and HCM Adjusted EBITDA margin are helpful in highlighting management performance trends because HCM Adjusted EBITDA and HCM Adjusted EBITDA margin exclude the results of decisions that are outside the control of operating management. For a reconciliation of HCM Adjusted EBITDA to HCM operating profit, please see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

Components of Our Results of Operations

We have two operating and reportable segments, HCM and LifeWorks. HCM includes both of our Cloud solutions, Dayforce and Powerpay, as well as our Bureau HCM solutions. Our LifeWorks segment reflects the results of our LifeWorks joint venture.

Revenues

We have two categories of revenues: (i) recurring services and (ii) professional services and other. Recurring services revenues consist of the recurring fees that we charge for our Cloud HCM and Bureau HCM solutions, as well as LifeWorks solutions. For our Dayforce solutions, we primarily charge monthly recurring fees on a PEPM basis, generally one-month in advance of service, based on the number and type of solutions provided to the customer and the number of employees at the customer. We charge Powerpay customers recurring fees on a per-employee, per-process basis. For our Bureau HCM solutions, we typically charge recurring fees on a per-process basis. We also generate recurring services revenue from investment income on our Cloud and Bureau customer funds held in trust before such funds are remitted to taxing authorities, customer employees, or other third parties. We refer to this investment income as float revenue. Professional services and other revenues consist primarily of charges relating to the work performed to assist customers with the implementation of their solutions. Also included in professional services and other revenues are any related training services, post-implementation professional services, and purchased time clocks. We also generate professional services and other revenues from other professional services and consulting services that we provide and for certain third party services that we arrange for our Bureau customers.

The following table presents our Cloud HCM revenue for both recurring and professional services and other, for both our Dayforce and Powerpay solutions for the periods presented.

	Year ended December 31,
	2017	2016	2015
	(Dollars in millions)
Dayforce	$319.9	$219.0	$145.4
Powerpay	84.4	78.8	79.8

Total Cloud Revenue	$404.3	$297.8	$225.2

Cloud revenue was $404.3 million during 2017, an increase of 35.8% when compared to 2016. Dayforce revenue grew 46.1% and Powerpay revenue grew 7.1% during 2017 as compared to 2016. Cloud revenue was $297.8 million during 2016, an increase of 32.2% when compared to 2015. Dayforce revenue grew 50.6% and Powerpay revenue declined 1.3% during 2016 as compared to 2015. Our new business sales to Dayforce customers comprised 74% of our increase in Cloud revenue for the year ended December 31, 2017, and the remaining 26% consisted primarily of customer migration to Dayforce from our Bureau solutions.

As we focused on our Cloud HCM solutions, we generally ceased marketing our Bureau solutions to new customers in the United States in 2012 and in Canada in 2015, and have been actively marketing our Dayforce platform to these customers since that time. In the year ended December 31, 2017, Bureau revenue declined by $59.3 million, or 18.2%, as compared to the year ended December 31, 2016; and for the year ended December 31, 2016, Bureau revenue declined by $61.1 million, or 15.8% from the year ended December 31, 2015. Approximately 50% of the decline in Bureau revenue in 2017, and approximately 35% of the Bureau revenue decline in 2016, were attributable to customers migrating to Dayforce.

Our customer trust funds are invested with safety of principal and liquidity as the primary objectives. As a secondary objective, we also seek to maximize float revenue, which is affected by the balances held in our customer trust funds and the interest rates earned on invested funds. The average float balance for our customer trust funds for the year ended December 31, 2017, was $3,228.2 million, compared to $3,260.4 million for the year ended December 31, 2016. The yield was 1.44% during the year ended December 31, 2017, an increase of 24 basis points compared to the year ended December 31, 2016. The average float balances for the years ended December 31, 2016, and 2015, were $3,260.4 million and $3,369.4 million, respectively. The yield was 1.20% during the year ended December 31, 2016, an increase of 10 basis points compared to the year ended December 31, 2015. Based on current investment practices, an increase in market investment rates of 100 basis points would increase float revenue by approximately $16 million over the course of one year. In addition to interest rate risks, we also have exposure to risks associated with changes in laws and regulations that may affect customer fund balances. For example, a change in regulations, either reducing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would reduce our average customer trust fund balances and float revenue. There are no incremental costs of revenue associated with increases or declines in float revenue.

Cost of Revenue

Cost of revenue consists of costs to deliver our solutions. Most of these costs are recognized as incurred. Some costs of revenue are recognized in the period that a service is sold and delivered. Other costs of revenue are recognized over the period of use or in proportion to the related revenue.

The costs recognized as incurred consist primarily of customer service staff costs, customer technical support costs, implementation personnel costs, costs of hosting applications, consulting and purchased services, delivery services, and royalties. Our implementation personnel costs increased as we increased personnel to meet growing demand for our Dayforce solutions. Beginning in 2016, the growth in implementation costs has been held to a slower rate than implementation revenues as our personnel have gained more experience and become more productive and as we continue to take advantage of opportunities to automate certain implementation processes. The costs of revenue recognized over the period of use are depreciation and amortization, rentals of facilities and equipment, and direct and incremental costs associated with deferred implementation service revenue.

Cost of recurring services revenues primarily consists of costs to provide maintenance and technical support to our customers and the costs of hosting our applications. The cost of recurring services revenues also includes compensation and other employee-related expenses for data center staff, payments to outside service providers, data center expenses, and networking expenses.

Cost of professional services and other revenues primarily consists of costs to provide implementation consulting services and training to our customers, as well as the cost of time clocks. Costs to provide implementation consulting services include compensation and other employee-related expenses for professional services staff, costs of subcontractors, and travel. We generally stopped actively selling our Bureau solutions to new customers in the United States in 2012, and implementation consulting services are expected to continue to be primarily associated with the implementation of our Cloud solutions.

Product development and management expense includes costs related to software development activities that do not qualify for capitalization, such as development, quality assurance, testing of new technologies, and enhancements to our existing solutions that do not result in additional functionality.

Product development and management expense also includes costs related to the management of our solutions. Research and development expense, which is included within product development and management expense, was $25.8 million, $18.1 million and $11.2 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Depreciation and amortization related to cost of revenue primarily consists of amortization of capitalized software.

Selling, General, and Administrative Expense

Selling expense includes costs related to maintaining a direct marketing infrastructure and sales force and other direct marketing efforts, such as advertising, telemarketing, direct mail, and trade shows. Advertising costs are expensed as incurred. Advertising expense was $6.2 million, $6.4 million and $5.7 million for the years ended December 31, 2017, 2016, and 2015, respectively. We generally stopped actively selling our Bureau solutions to new customers in the United States in 2012 and have been marketing our Dayforce platform to new and existing customers since that time. As a result, our sales and marketing expenses are expected to continue to be primarily associated with selling and marketing our Cloud solutions.

General and administrative expense includes costs that are not directly related to delivery of services, selling efforts, or product development and management, primarily consisting of corporate-level costs, such as administration, finance, legal, and human resources, as well as sponsor management fees. Also included in this category are the provision for doubtful accounts receivable, net periodic pension costs, depreciation, and amortization of other intangible assets not reflected in cost of revenue.

Other Expense, net

Other expense, net includes the results of transactions that are not appropriately classified in another category. These items include certain foreign currency translation gains and losses, environmental reserve charges, and charges related to the impairment of asset values.

Income Tax Provision

Our income tax provision represents federal, state, and international taxes on our income recognized for financial statement purposes and includes the effects of temporary differences between financial statement income and income recognized for tax return purposes. Our income tax provision is negatively affected by the need for a valuation allowance against our deferred tax assets. We record a valuation allowance to reduce our deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In determining the requirement for a valuation allowance, we assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize our deferred tax assets not already identified as requiring a valuation allowance. As of December 31, 2017, we continue to record a full valuation allowance against our domestic deferred tax assets that are not offset by the reversal of deferred tax liabilities. In the future, if it is determined that we no longer have a requirement to record a valuation allowance against all or a portion of our deferred tax assets, the release of the valuation allowance would have a positive impact on our income tax provision.

On December 22, 2017, the Tax Cut and Jobs Act legislation (the “Act”) was enacted. The Act amends the Code to reduce tax rates and modify policies, credits, and deductions for businesses. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. We are required to assess the impact of the Act on our business and consolidated financial statements as of the enactment date.

We have re-valued our deferred tax assets and liabilities as of the enactment date for the reduction in the corporate tax rate from 35% to 21%. This revaluation resulted in a tax benefit of $26.4 million in the current period.

The Act makes a significant change related to the carryover treatment of net operating losses. The Act provides for an indefinite carryover period for net operating losses incurred after 2017. We have evaluated the need for a valuation allowance against our deferred tax assets based on the indefinite carryover period for future net operating losses. This evaluation resulted in the decrease of the required valuation allowance currently recorded against our deferred tax assets. This decrease resulted in a tax benefit of $33.0 million.

Share-Based Compensation Expense

We grant share-based compensation awards to certain employees, officers and non-employee directors as long-term incentive compensation. We recognize the related expense for time-based awards ratably over the applicable vesting period. We recognize the related expense for performance-based awards upon the achievement of the performance criteria. Such expense is recognized as either cost of revenue or selling, general, and administrative expense. The following table shows the allocation of share-based compensation expense among our expense line items for the periods presented:

	Year ended December 31,
	2017	2016	2015
	(Dollars in millions)
Cost of revenue	$3.0	$2.8	$2.9
Selling, general, and administrative	14.2	12.5	9.9

Total share-based compensation expense	$17.2	$15.3	$12.8

In addition, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we expect to record share-based compensation expense of $             million resulting from the issuance of the IPO Options. Such expense will be recorded as either cost of revenue or selling, general and administrative expense over the life of such awards as they vest. We will incur additional share-based compensation expense in the future related to additional equity grants.

Results of Operations

Year Ended December 31, 2017 Compared With Year Ended December 31, 2016

The following table sets forth our results of operations for the periods presented.

	Year ended December 31,		Increase/ (Decrease)		% of Revenue
	2017	2016	Amount	%	2017	2016
	(Dollars in millions)
Revenue:
Recurring services
Cloud	$336.2	$239.5	$96.7	40.4%	44.8%	34.0%
Bureau	262.3	319.2	(56.9)	(17.8)%	34.9%	45.3%
LifeWorks	79.9	80.6	(0.7)	(0.9)%	10.6%	11.4%

Total recurring services	678.4	639.3	39.1	6.1%	90.4%	90.8%
Professional services and other	72.3	64.9	7.4	11.4%	9.6%	9.2%

Total revenue	750.7	704.2	46.5	6.6%	100.0%	100.0%

Cost of revenue:
Recurring services
Cloud	125.1	85.8	39.3	45.8%	16.7%	12.2%
Bureau	71.7	127.3	(55.6)	(43.7)%	9.6%	18.1%
LifeWorks	42.8	43.2	(0.4)	(0.9)%	5.7%	6.1%

Total recurring services	239.6	256.3	(16.7)	(6.5)%	31.9%	36.4%
Professional services and other	135.8	115.8	20.0	17.3%	18.1%	16.4%
Product development and management	50.4	49.2	1.2	2.4%	6.7%	7.0%
Depreciation and amortization	31.9	24.0	7.9	32.9%	4.2%	3.4%

Total cost of revenue	457.7	445.3	12.4	2.8%	61.0%	63.2%

Gross profit	293.0	258.9	34.1	13.2%	39.0%	36.8%

Costs and expenses:
Selling, general, and administrative	253.0	249.8	3.2	1.3%	33.7%	35.5%
Other expense, net	7.4	13.2	(5.8)	(43.9)%	1.0%	1.9%
Interest expense, net	87.1	87.4	(0.3)	(0.3)%	11.6%	12.4%

Total costs and expenses	347.5	350.4	(2.9)	(0.8)%	46.3%	49.8%

Loss from continuing operations before income taxes	(54.5)	(91.5)	37.0	40.4%	(7.3)%	(13.0)%
Income tax (benefit) expense	(44.7)	17.8	(62.5)	(351.1)%	(6.0)%	2.5%

Loss from continuing operations	(9.8)	(109.3)	99.5	91.0%	(1.3)%	(15.5)%
(Loss) income from discontinued operations	(0.7)	16.5	(17.2)	(104.2)%	(0.1)%	2.3%

Net loss	(10.5)	(92.8)	82.3	88.7%	(1.4)%	(13.2)%
Net (loss) income attributable to noncontrolling interest	(1.3)	0.1	(1.4)	(1,400.0)%	(0.2)%	—%

Net loss attributable to Ceridian	$(9.2)	$(92.9)	$83.7	90.1%	(1.2)%	(13.2)%

Revenue. The following table sets forth certain information regarding our consolidated revenues for the year ended December 31, 2017, compared with the year ended December 31, 2016.

	Percentage change in revenue as reported	Impact of changes in foreign currency (a)	Percentage change in revenue on constant currency basis (a)
Revenue
Cloud
Recurring services	40.4%	1.4%	39.0%
Professional services and other	16.8%	0.9%	15.9%

Total Cloud revenue	35.8%	1.3%	34.5%
Bureau (b)	(18.2)%	0.4%	(18.6)%
LifeWorks	(0.9)%	0.1%	(1.0)%

Total revenue	6.6%	0.7%	5.9%

(a)	We present revenue growth in a constant currency to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. We calculate percentage change in revenue on a constant currency basis by applying a fixed 1.30 Canadian dollar to 1 U.S. dollar foreign exchange rate to revenues originally booked in Canadian dollars and 0.625 British pound sterling to 1 U.S. dollar foreign exchange rate to revenues originally booked in British pound sterling for all applicable periods.
(b)	Consists of Recurring services revenue and Professional services and other revenue related to Bureau.

Total revenue increased $46.5 million, or 6.6%, to $750.7 million for the year ended December 31, 2017, compared to $704.2 million for the year ended December 31, 2016. This increase was primarily driven by an increase in Cloud revenue of $106.5 million, or 35.8%, from $297.8 million for the year ended December 31, 2016 to $404.3 million for the year ended December 31, 2017. The Cloud revenue increase was driven by an increase of $96.7 million, or 40.4%, in Cloud recurring services revenue, and $9.8 million, or 16.8%, in Cloud professional services and other revenue. The increase in Cloud recurring services revenue of $96.7 million was due to $68.0 million from new customers, add-ons, and revenue uplift from migrations of Bureau customers; $28.1 million from the migration of Bureau customers; $10.0 million from increased float revenue related to Cloud recurring services revenue; partially offset by customer losses of $9.4 million. The increase in Cloud revenue was partially offset by a decline in Bureau recurring services revenue of $56.9 million, or 17.8%; and a decline in LifeWorks revenue of $0.7 million, or 0.9%. On a constant currency basis, total revenue grew 5.9%. This adjusted revenue growth was driven by an increase of 34.5% in Cloud revenue, partially offset by a decline of 18.6% in Bureau revenue and a decline of 1.0% in LifeWorks revenue. On a constant currency basis, Cloud revenue growth for the year ended December 31, 2017, compared to the year ended December 31, 2016, was driven by Cloud recurring services revenue, which increased by 39.0%, and professional services and other revenue, which increased by 15.9%, as we continued to sign and to activate new customers. Of the decline in Bureau revenue, approximately 50% was driven by customer attrition and approximately 50% was driven by customer migrations to Dayforce.

Cost of revenue. Total cost of revenue for the year ended December 31, 2017, was $457.7 million, an increase of $12.4 million, or 2.8%, compared to the year ended December 31, 2016. During 2017, we changed the presentation and classification of certain expenses within our statements of operations to better facilitate comparisons with revenue and expenses of similar businesses, to better align our income statement presentation with the way management and reporting of our business has evolved internally, and to enhance our overall disclosure and understanding of the business for external users.

We reallocated certain expenses between cost of recurring services revenue, cost of professional services and other revenue, and selling, general, and administrative expense. The net impact of these reallocations was to increase total cost of revenue by $1.5 million and to reduce selling, general, and administrative expense by $1.5 million. These changes in presentation and classification represent a change in estimate and have been accounted for on a prospective basis. Therefore, to facilitate the discussion in this section, the following table presents the actual reported costs and expenses as well as the costs and expenses on a pro forma basis as if the changes to allocation methodologies in 2017 had been in effect in 2016:

	Year ended December 31,			Pro Forma increase (decrease)
	2017	2016	2016 Pro Forma	Amount	%
	(Dollars in millions)
Cost of revenue:
Recurring services	$239.6	$256.3	$222.5	$17.1	7.7%
Professional services and other	135.8	115.8	138.9	(3.1)	(2.2)%
Product development and management	50.4	49.2	53.6	(3.2)	(6.0)%
Depreciation and amortization	31.9	24.0	31.8	0.1	0.3%

Total cost of revenue	$457.7	$445.3	$446.8	$10.9	2.4%

Selling, general, and administrative	$253.0	$249.8	$248.3	$4.7	1.9%

The increase in total cost of revenue for the year ended December 31, 2017, compared to the year ended December 31, 2016, included a net reallocation of $1.5 million from selling, general, and administrative expense due to a change in estimate of expense allocations. Excluding the effect of these reallocations, total cost of revenue would have increased by $10.9 million, or 2.4%. Recurring services cost of revenue was reduced by $16.7 million for the year ended December 31, 2017, compared to the year ended December 31, 2016. This reduction included a reallocation of $33.8 million of costs from recurring services cost of revenue, consisting primarily of $13.4 million in technology and facilities expenses, $10.9 million in finance related expenses, and $9.3 million of corporate function expenses. Excluding the effect of these reallocations, recurring services cost of revenue would have increased by $17.1 million due to additional costs incurred to support the growing Dayforce customer base, partially offset by reductions in Bureau costs. The increase in cost of revenue for professional services and other of $20.0 million for the year ended December 31, 2017, compared to the year ended December 31, 2016, included a net reallocation of $23.1 million of costs to professional services and other cost of revenue, primarily $23.2 million of technology and facilities expenses. Excluding the effect of these reallocations, professional services and other cost of revenue would have been reduced by $3.1 million, as we achieved productivity improvements in implementing new customers. The increase in product development and management expense of $1.2 million for the year ended December 31, 2017, compared to the year ended December 31, 2016, included the reallocation of $4.4 million of costs to product development and management, primarily $7.9 million in technology and facilities expenses, offset by $2.8 million in corporate function expenses. Excluding the effect of these reallocations, product development and management expense would have been reduced by $3.2 million, due to reductions in product management costs associated with our Bureau solution and technology expenses, partially offset by higher headcount to support the continued development of the Dayforce platform. Depreciation and amortization expense associated with cost of revenue increased by $7.9 million for the year ended December 31, 2017, compared to the year ended December 31, 2016. Excluding the effect of these reallocations of $7.8 million in depreciation and amortization expense would have increased by $0.1 million.

The overall 6.6% increase in revenue outpaced the 2.8% increase in cost of revenue, and gross profit increased by $34.1 million, or 13.2%. Excluding the impact of changes to allocations of certain costs as discussed above, gross profit would have increased by $36.3 million, or 12.4%, as we continued to leverage our investment in people and processes to realize economies of scale.

Selling, general, and administrative expense. Selling, general, and administrative expense increased $3.2 million for the year ended December 31, 2017, compared to the year ended December 31, 2016. This increase included the reallocation of $1.5 million of costs. Excluding the effect of these reallocations, selling, general, and administrative expense would have increased by $4.7 million, reflecting increases in sales and marketing expenses, share-based compensation expense, and LifeWorks expenses, partially offset by reductions in restructuring consulting fees, severance expense, sponsor management fees, and other cost reduction measures related to our declining Bureau solutions. Sales and marketing expense was $120.7 million for the year ended December 31, 2017, compared to $111.1 million for the year ended December 31, 2016.

Other expense. For the year ended December 31, 2017, we incurred $7.4 million of other expense, net, compared to $13.2 million for the year ended December 31, 2016. The other expense, net, for the year ended December 31, 2017, was primarily related to foreign currency remeasurement losses on intercompany receivables or payables denominated in foreign currencies. The other expense, net, for the year ended December 31, 2016, was primarily related to an impairment of $10.2 million to our trade name intangible asset and an increase of $5.9 million to our environmental reserve liability to reflect more stringent remediation requirements, partially offset by foreign currency remeasurement gains on intercompany receivable or payable denominated in foreign currencies. Please refer to Note 13, “Supplementary Data to Statement of Operations,” to our consolidated financial statements for further discussion.

Interest expense. Interest expense for the year ended December 31, 2017, was $87.1 million, compared to $87.4 million for the year ended December 31, 2016.

Income tax expense. For the year ended December 31, 2017, we had an income tax benefit of $44.7 million, compared to income tax expense of $17.8 million for the year ended December 31, 2016. Income tax benefit for the year ended December 31, 2017, was primarily related to a tax benefit of approximately $59.4 million related to the 2017 tax reform legislation, of which $26.4 million was attributable to the revaluation of our deferred tax assets and liabilities and $33.0 million was attributable to the reduction in our valuation allowance.

Discontinued operations. For the year ended December 31, 2017, we had a loss from discontinued operations of $0.7 million, compared to income from discontinued operations of $16.5 million for the year ended December 31, 2016. Income from discontinued operations for the year ended December 31, 2016, was primarily attributable to proceeds of $10.7 million from our Divested Benefits Businesses, net of tax, which were sold in a series of transactions in the third quarter of 2015, and our United Kingdom business, which was sold in the second quarter of 2016, resulting in a gain on sale of $5.9 million.

Net loss attributable to Ceridian. Net loss attributable to Ceridian improved by $83.7 million to $9.2 million for the year ended December 31, 2017, compared to $92.9 million for the year ended December 31, 2016.

HCM Segment Results

The following table presents certain financial information concerning the HCM segment’s results of operations for the periods presented.

	Year ended December 31,		Increase / (Decrease)		% of Revenue
	2017	2016	Amount	%	2017	2016
	(Dollars in millions)
Cloud revenue	$404.3	$297.8	$106.5	35.8%	60.3%	47.8%
Bureau revenue	266.5	325.8	(59.3)	(18.2)%	39.7%	52.2%

Total HCM Revenue	$670.8	$623.6	$47.2	7.6%	100.0%	100.0%
Operating profit (loss)	$33.0	$(8.6)	$41.6	483.7%	4.9%	(1.4)%
Depreciation and amortization	53.8	53.2	0.6	1.1%	8.0%	8.5%
HCM EBITDA from continuing operations (a)	86.8	44.6	42.2	94.6%	12.9%	7.2%
Other adjustments (b)	31.0	44.3	(13.3)	(30.0)%	4.6%	7.1%

HCM Adjusted EBITDA (c)	$117.8	$88.9	$28.9	32.5%	17.6%	14.3%

(a)	We define HCM EBITDA from continuing operations as HCM net loss before interest, taxes, depreciation and amortization, and discontinued operations.
(b)	Other adjustments include sponsor management fees, non-cash charges for asset impairments, gains or losses on assets and liabilities held in a foreign currency other than the functional currency of a company subsidiary, non-cash share-based compensation expense, severance charges, restructuring charges, and environmental reserves charges.
(c)	For a reconciliation of HCM Adjusted EBITDA to HCM operating profit, please see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

HCM revenue increased $47.2 million, or 7.6%, to $670.8 million for the year ended December 31, 2017, compared to $623.6 million for the year ended December 31, 2016. On a constant currency basis, revenue grew 6.8%. This adjusted revenue growth was driven by an increase of 34.5%, in Cloud revenue, which was partially offset by a decline of 18.6%, in Bureau revenue. The increase in Cloud revenue was driven by Cloud recurring services revenue, which increased by 39.0%, and Cloud professional services and other revenue, which increased by 15.9%. The decline in Bureau revenue was primarily attributable to customer attrition and customer migrations to Dayforce.

The table below presents total HCM segment gross margin and HCM solution gross margins for the periods presented, both as presented and on a pro forma basis as if the changes to allocation methodologies of certain costs in 2017 discussed above had been in effect in 2016 and 2015.

	Year ended December 31,
	2017	2016	2016 Pro Forma	2015	2015 Pro Forma
Total HCM segment gross margin	39.3%	36.6%	35.8%	40.3%	36.4%
Gross margin by HCM solution:
Cloud recurring services	62.8%	64.2%	60.2%	60.1%	58.3%
Bureau recurring services	72.7%	60.1%	72.5%	64.4%	67.3%
Professional services and other	(87.8)%	(78.4)%	(114.0)%	(75.7)%	(120.1)%

HCM segment gross margin is defined as total HCM gross profit as a percentage of total HCM revenue, inclusive of HCM product development and management costs as well as HCM depreciation and amortization associated with cost of revenue. Gross margin for each HCM solution in the table above is defined as total revenue less cost of revenue for the applicable solution as a percentage of total revenue for that related HCM solution, exclusive of any product development and management or depreciation and amortization cost allocations. Cloud recurring services gross margin was 62.8% for the year ended December 31, 2017, compared to 60.2% on a pro forma basis, for the year ended December 31, 2016. Bureau recurring services gross margin was 72.7% for the year ended December 31, 2016, which was relatively unchanged on a comparable pro forma basis for the year ended December 31, 2016. Professional services and other gross margin was (87.8)% for the year ended December 31, 2017, improving from (114.0)% on a comparable pro forma basis for the year ended December 31, 2016, reflecting productivity improvements.

HCM operating profit (loss) and HCM Adjusted EBITDA increased $41.6 million and $28.9 million, respectively, for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily due to a $47.2 million increase in revenue and gross margin improvement.

LifeWorks Segment Results

The following table presents certain financial information concerning the LifeWorks segment’s financial results.

	Year ended December 31,		Increase/ (Decrease)		% of Revenue
	2017	2016	Amount	%	2017	2016
	(Dollars in millions)
Revenue	$79.9	$80.6	$(0.7)	(0.9)%	100.0%	100.0%
Operating (loss) profit	$(0.4)	$4.5	$(4.9)	(108.9)%	(0.5)%	5.6%
Depreciation and amortization	4.1	4.1	—	—%	5.1%	5.1%

LifeWorks EBITDA (a)	3.7	8.6	(4.9)	(57.0)%	4.6. %	10.7%
Other adjustments (b)	1.1	2.8	(1.7)	(60.7)%	1.4%	3.5%

LifeWorks Adjusted EBITDA	$4.8	$11.4	$(6.6)	(57.9)%	6.0%	14.1%

(a)	We define LifeWorks EBITDA as LifeWorks net income before taxes, depreciation and amortization.
(b)	Other adjustments include non-cash share-based compensation expense.

On a constant currency basis, LifeWorks revenue declined 1.0% for the year ended December 31, 2017, compared to the year ended December 31, 2016.

LifeWorks operating (loss) profit and LifeWorks Adjusted EBITDA declined $4.9 million and $6.6 million, respectively, for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily driven by an increase of $4.6 million in selling, general, and administrative expense.

Year Ended December 31, 2016, Compared With Year Ended December 31, 2015

Consolidated Results

The following table sets forth our results of operations for the periods presented.

	Year ended December 31,		Increase/ (Decrease)		% of Revenue
	2016	2015	Amount	%	2016	2015
	(Dollars in millions)
Revenue:
Recurring services
Cloud	$239.5	$182.9	$56.6	30.9%	34.0%	26.4%
Bureau	319.2	376.9	(57.7)	(15.3)%	45.3%	54.3%
LifeWorks	80.6	81.8	(1.2)	(1.5)%	11.4%	11.8%

Total recurring services	639.3	641.6	(2.3)	(0.4)%	90.8%	92.5%
Professional services and other	64.9	52.3	12.6	24.1%	9.2%	7.5%

Total revenue	704.2	693.9	10.3	1.5%	100.0%	100.0%
Cost of revenue:
Recurring services
Cloud	85.8	73.0	12.8	17.5%	12.2%	10.5%
Bureau	127.3	134.0	(6.7)	(5.0)%	18.1%	19.3%
LifeWorks	43.2	49.6	(6.4)	(12.9)%	6.1%	7.1%

Total recurring services	256.3	256.6	(0.3)	(0.1)%	36.4%	37.0%
Professional services and other	115.8	91.9	23.9	26.0%	16.4%	13.2%
Product development and management	49.2	46.0	3.2	7.0%	7.0%	6.6%
Depreciation and amortization	24.0	18.6	5.4	29.0%	3.4%	2.7%

Total cost of revenue	445.3	413.1	32.2	7.8%	63.2%	59.5%
Gross profit	258.9	280.8	(21.9)	(7.8)%	36.8%	40.5%
Costs and expenses:
Selling, general, and administrative	249.8	245.5	4.3	1.8%	35.5%	35.4%
Other expense, net	13.2	27.8	(14.6)	(52.5)%	1.9%	4.0%
Interest expense, net	87.4	87.8	(0.4)	(0.5)%	12.4%	12.7%

Total costs and expenses	350.4	361.1	(10.7)	(3.0)%	49.8%	52.0%
Loss from continuing operations before income taxes	(91.5)	(80.3)	(11.2)	(13.9)%	(13.0)%	(11.6)%
Income tax expense	17.8	8.6	9.2	107.0%	2.5%	1.2%

Loss from continuing operations	(109.3)	(88.9)	(20.4)	(22.9)%	(15.5)%	(12.8)%
Income (loss) from discontinued operations	16.5	(15.8)	32.3	204.4%	2.3%	(2.3)%

Net loss	(92.8)	(104.7)	11.9	11.4%	(13.2)%	(15.1)%
Net income attributable to noncontrolling interest	0.1	—	0.1	n.m.	—%	—%

Net loss attributable to Ceridian	$(92.9)	$(104.7)	$11.8	11.3%	(13.2)%	(15.1)%

“n.m.” represents comparisons that are not meaningful to this analysis.

Revenue. The following table sets forth certain information regarding our consolidated revenues for the year ended December 31, 2016 compared with the year ended December 31, 2015.

	Percentage change in revenue as reported	Impact of changes in foreign currency	Percentage change in revenue on constant currency basis (a)
Revenue
Cloud
Recurring services	30.9%	(2.1)%	33.0%
Professional services and other	37.8%	(1.4)%	39.2%

Total Cloud revenue	32.2%	(2.0)%	34.2%
Bureau (b)	(15.8)%	(0.7)%	(15.1)%
LifeWorks	(1.5)%	(2.2)%	0.7%

Total revenue	1.5%	(1.2)%	2.7%

(a)	We present revenue growth on a constant currency to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. We calculate percentage change in revenue on a constant currency basis by applying a fixed 1.30 Canadian dollar to 1 U.S. dollar foreign exchange rate to revenues originally booked in Canadian dollars and 0.625 British pound sterling to 1 U.S. dollar foreign exchange rate to revenues originally booked in British pound sterling for all applicable periods.
(b)	Consists of Recurring services revenue and Professional services and other revenue related to Bureau.

Total revenue increased $10.3 million, or 1.5%, to $704.2 million for the year ended December 31, 2016, compared to $693.9 million for the year ended December 31, 2015. This increase was primarily driven by an increase in Cloud revenue of $72.6 million, or 32.2%, from $225.2 million for the year ended December 31, 2016, to $297.8 million for the year ended December 31, 2017. The Cloud revenue increase was driven by an increase of $56.6 million, or 30.9%, in Cloud recurring services revenue, and $16.0 million, or 37.8%, in Cloud professional services and other revenue. The increase in Cloud recurring services revenue of $56.6 million was due to $43.2 million from new customers, add-ons, and revenue uplift from the migration of Bureau customers; $19.5 million from the migration of Bureau customers; $3.0 million from increase float revenue related to Cloud recurring services; partially offset by customer losses of $9.1 million. The increase in Cloud revenue was partially offset by a decline in Bureau recurring services revenue of $57.7 million, or 15.3%; a decline in Bureau professional services and other revenue of $3.4 million, or 34.0%; and a decline in LifeWorks revenue of $1.2 million, or 1.5%. On a constant currency basis, total revenue grew 2.7%. This adjusted revenue growth was driven by an increase of 34.2% in Cloud revenue and an increase of 0.7% in LifeWorks revenue, which was partially offset by a decline of 15.1% in Bureau revenue. Of the decline in Bureau revenue, approximately 65% was driven by customer attrition and approximately 35% was driven by customer migrations to Dayforce. Cloud revenue growth, on a constant currency basis, of 34.2% for the year ended December 31, 2016, compared to the year ended December 31, 2015, was driven by 39.2% of growth in professional services and other revenue and 33.0% of growth in Cloud recurring services revenue.

Cost of revenue. Total cost of revenue was $445.3 million, an increase of $32.2 million, or 7.8%, compared to the year ended December 31, 2015. This increase was primarily due to a $23.9 million increase in professional services and other cost of revenue, partially offset by a $0.3 million reduction in recurring services cost of revenue. Recurring services cost of revenue was reduced by $0.3 million for the year ended December 31, 2016, compared to the year ended December 31, 2015, primarily due to a reduction in costs associated with a decline in Bureau revenue, as well as foreign currency translation. The increase in cost of revenue for professional services and other of $23.9 million for the year ended December 31, 2016, compared to the year ended December 31, 2015, was driven by significant investments in implementation staffing to support the rapid growth in Cloud customers. Product development and management expenses increase $3.2 million for the year ended December 31, 2016, compared to the year ended December 31, 2015, due to higher headcount to support the continued development of the Dayforce platform, as well as a $4.6 million increase in LifeWorks spending following the formation of the LifeWorks joint venture, partially offset by a reduction in Bureau spending. Depreciation and amortization increased by $5.4 million for the year ended December 31, 2016, compared to the year ended December 31, 2015, as the majority of software development costs for Cloud HCM services are capitalized and included as internally developed software costs within property, plant, and equipment in our consolidated balance sheets.

Selling, general, and administrative expense. Selling, general, and administrative expense increased by $4.3 million for the year ended December 31, 2016, compared to the year ended December 31, 2015, primarily as a result of increased sales and marketing spending and increased share-based compensation expense, partially offset by certain cost reduction measures. Sales and marketing expense was $111.1 million for the year ended December 31, 2016, compared to $100.6 million for the year ended December 31, 2015.

Other expense. During the year ended December 31, 2016, we incurred $13.2 million of other expense, net, compared to $27.8 million of other expense, net, for the year ended December 31, 2015. The other expense, net, for the year ended December 31, 2016, was primarily the result of an impairment of $10.2 million to our trade name intangible asset and an adjustment of $5.9 million to our environmental reserve liability to reflect more stringent remediation requirements, partially offset by foreign currency translation income. The other expense, net, for the year ended December 31, 2015, was primarily the result of an asset impairment of $22.6 million to our trade name intangible asset, as well as foreign currency translation expense.

Interest expense. Interest expense for the years ended December 31, 2016 and 2015 was $87.4 million and $87.8 million, respectively.

Income tax expense. Income tax expense increased to $17.8 million for the year ended December 31, 2016, as compared to $8.6 million for the year ended December 31, 2015. This tax increase was primarily due to the establishment of the LifeWorks joint venture, the tax expense for tax contingencies, and the tax expense attributable to unremitted foreign earnings. This increase was partially offset by a reduction in the valuation allowance, the non-recurring tax expense related to the prior year expiration of foreign tax credits, and other reductions.

Discontinued operations. In the years ended December 31, 2016 and 2015, we had income from discontinued operations of $16.5 million and a loss from discontinued operations of $15.8 million, respectively. In the year ended December 31, 2016, income from discontinued operations was primarily related to proceeds received from the sale of the Divested Benefits Businesses of $10.7 million, net of tax, and the gain on the sale of the United Kingdom business of $5.9 million. In the year ended December 31, 2015, loss from discontinued operations was primarily related to the loss recognized on the sale of the Divested Benefits Businesses of $28.9 million, which included goodwill assigned of $22.5 million, partially offset by net operating income from all discontinued operations. Because the consideration received from the sale of the Divested Benefits Businesses was contingent upon the number and dollar value of successful customer transactions, the proceeds were recorded when earned. Please refer to Note 3, “Discontinued Operations,” to our consolidated financial statements for further discussion.

Net loss attributable to Ceridian. Net loss attributable to Ceridian improved by $11.8 million to $92.9 million for the year ended December 31, 2016, compared to $104.7 million for the year ended December 31, 2015.

HCM Segment Results

The following table presents certain financial information concerning the HCM segment’s results of operations for the periods presented.

	Year ended December 31,		Increase/ (Decrease)		% of Revenue
	2016	2015	Amount	%	2016	2015
	(Dollars in millions)
Cloud revenue	$297.8	$225.2	$72.6	32.2%	47.8%	36.8%
Bureau revenue	325.8	386.9	(61.1)	(15.8)%	52.2%	63.2%

Total HCM revenue	$623.6	$612.1	$11.5	1.9%	100.0%	100.0%
Operating profit (loss)	(8.6)	(1.1)	(7.5)	(681.8)%	(1.9)%	(0.2)%
Depreciation and amortization	53.2	52.3	0.9	1.7%	8.5%	8.5%

HCM EBITDA from continuing operations (a)	44.6	51.2	(6.6)	(12.9)%	7.2%	8.4%
Other adjustments (b)	44.3	48.5	(4.2)	(8.7)%	7.1%	7.9%

HCM Adjusted EBITDA (c)	$88.9	$99.7	$(10.8)	(10.8)%	14.3%	16.3%

(a)	We define HCM EBITDA from continuing operations as HCM net loss before interest, taxes, depreciation and amortization, and discontinued operations.
(b)	Other adjustments include sponsor management fees, non-cash charges for asset impairments, gains or losses on assets and liabilities held in a foreign currency other than the functional currency of a company subsidiary, non-cash share-based compensation expense, severance charges, restructuring charges, and environmental reserve charges.
(c)	For a reconciliation of HCM Adjusted EBITDA to HCM operating profit, please see “Prospectus Summary — Summary Historical Consolidated Financial and Other Data.”

HCM revenue increased $11.5 million to $623.6 million for the year ended December 31, 2016, compared to $612.1 million for the year ended December 31, 2015. On a constant currency basis, revenue grew 3.0%. This adjusted revenue growth was driven by an increase of 34.2%, in Cloud revenue, which was partially offset by a decline of 15.1%, in Bureau revenue. The increase in Cloud revenue was driven by a 39.2% increase in professional services and other revenue and a 33.0% increase in Cloud recurring services revenue. The decline in Bureau revenue was attributable to customer attrition and customer migrations to Dayforce.

The following table sets forth gross margin information for the HCM segment for the periods presented.

	Year ended December 31,
	2016	2015
Total HCM segment gross margin	36.6%	40.3%
Gross margin by HCM solution:
Cloud recurring services	64.2%	60.1%
Bureau recurring services	60.1%	64.4%
Professional services and other	(78.4)%	(75.7)%

Cloud recurring services gross margin was 64.2% for the year ended December 31, 2016, compared to 60.1%, for the year ended December 31, 2015. Bureau recurring services gross margin was 60.1% for the year ended December 31, 2016, compared to 64.4% for the year ended December 31, 2015. Professional services and other gross margin was (78.4)% for the year ended December 31, 2016, compared to (75.7)% for the year ended December 31, 2015.

HCM operating loss and HCM Adjusted EBITDA declined $7.5 million and $10.8 million, respectively, for the year ended December 31, 2016, compared to the year ended December 31, 2015, as the $29.9 million increase in cost of revenue, primarily associated with increases in implementation resources and product development expense, was only partially offset by the $11.5 million increase in revenue.

LifeWorks Segment Results

The following table presents certain financial information concerning the LifeWorks segment’s results of operations for the periods presented.

	Year ended December 31,		Increase / (Decrease)		% of Revenue
	2016	2015	Amount	%	2016	2015
	(Dollars in millions)
Revenue	$80.6	$81.8	$(1.2)	(1.5)%	100.0%	100.0%
Operating profit	4.5	8.6	(4.1)	(47.7)%	5.6%	10.5%
Depreciation and amortization	4.1	3.7	0.4	10.8%	5.1%	4.5%

LifeWorks EBITDA (a)	8.6	12.3	(3.7)	(30.1)%	10.7%	15.0%
Other adjustments (b)	2.8	—	2.8	n.m.	3.5%	0.0%

LifeWorks Adjusted EBITDA	$11.4	$12.3	$(0.9)	(7.3)%	14.1%	15.0%

(a)	We define LifeWorks EBITDA as LifeWorks net income before taxes, and depreciation and amortization.
(b)	Other adjustments include non-cash share-based compensation expense for our LifeWorks segment.

“n.m.” represents comparisons that are not meaningful to this analysis.

LifeWorks revenue was relatively flat for the year ended December 31, 2016, compared to the year ended December 31, 2015, on a constant currency basis.

LifeWorks operating profit and LifeWorks Adjusted EBITDA declined $4.1 million and $0.9 million, respectively, in 2016, compared to 2015, primarily driven by a $4.6 million increase in product development spending following the formation of the LifeWorks joint venture.

Quarterly Results of Operations

The following table sets forth statements of operations data for each of the quarters presented. We have prepared the quarterly statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	(Dollars in millions)
Revenue:
Recurring services	$180.3	$166.6	$160.1	$171.4	$168.7	$154.0	$151.7	$164.9
Professional services and other	22.1	17.9	16.7	15.6	20.5	15.9	14.8	13.7

Total revenue	202.4	184.5	176.8	187.0	189.2	169.9	166.5	178.6

Cost of revenue:
Recurring services	$ 62.1	$58.9	$59.8	$58.8	$68.1	$66.9	$61.8	$59.5
Professional services and other	33.0	34.8	34.1	33.9	28.8	31.0	29.4	26.6
Product development and management	13.4	12.4	11.8	12.8	11.8	12.8	12.6	12.0
Depreciation and amortization	8.2	8.2	7.8	7.7	6.2	6.2	5.9	5.7

Total cost of revenue	116.7	114.3	113.5	113.2	114.9	116.9	109.7	103.8
Gross profit	85.7	70.2	63.3	73.8	74.3	53.0	56.8	74.8

Costs and expenses:
Selling, general, and administrative	71.5	60.6	60.2	60.7	65.5	61.8	58.7	63.8
Other expense (income), net	0.4	4.1	2.0	0.9	(2.1)	3.7	9.9	1.7
Interest expense, net	21.8	21.9	22.0	21.4	21.9	21.8	21.8	21.9

Total costs and expenses	93.7	86.6	84.2	83.0	85.3	87.3	90.4	87.4
Loss from continuing operations before income taxes	(8.0)	(16.4)	(20.9)	(9.2)	(11.0)	(34.3)	(33.6)	(12.6)
Income tax expense (benefit)	(52.4)	3.3	1.9	2.5	9.9	7.3	(0.9)	1.5

Loss from continuing operations	44.4	(19.7)	(22.8)	(11.7)	(20.9)	(41.6)	(32.7)	(14.1)
(Loss) income from discontinued operations	(0.3)	(0.9)	—	0.5	(3.5)	3.4	11.8	4.8

Net loss	44.1	(20.6)	(22.8)	(11.2)	(24.4)	(38.2)	(20.9)	(9.3)
Net (loss) income attributable to noncontrolling interest	(0.9)	(0.5)	0.1	—	(0.8)	0.6	0.2	0.1

Net loss attributable to Ceridian	$45.0	$(20.1)	$(22.9)	$(11.2)	$(23.6)	$(38.8)	$(21.1)	$(9.4)

Liquidity and Capital Resources

Our primary sources of liquidity are our existing cash and equivalents, cash provided by operating activities, borrowings under our credit facilities, and proceeds from equity offerings. As of December 31, 2017, we had cash and equivalents of $99.6 million and availability under our revolving credit facility of $45.0 million. No cash amounts were drawn on the revolving credit facility as of December 31, 2017. Our total indebtedness was $1,132.3 million as of December 31, 2017. See “Description of Material Indebtedness.” After giving effect to the application of the estimated net proceeds from this offering, our total indebtedness will be $        million. See “Use of Proceeds.”

Our primary liquidity needs are related to funding of general business requirements, including the payment of interest and principal on our indebtedness, working capital, capital expenditures, pension contributions, and product development.

Our customer trust funds are held and invested with the primary objectives being to ensure adequate liquidity to meet cash flow requirements and to protect the principal balance. Accordingly, we maintain on average approximately 45% of customer trust funds in liquidity portfolios with maturities ranging from one to 120 days, consisting of high-quality bank deposits, money market mutual funds, commercial paper, or collateralized short-term investments; and we maintain on average approximately 55% of customer trust funds in fixed income portfolios with maturities ranging from 120 days to 10 years, consisting of U.S. Treasury and agency securities, Canada government and provincial securities, as well as highly rated asset-backed, mortgage-backed, municipal, corporate and bank securities. To maintain sufficient liquidity in the trust to meet payment obligations, we also have financing arrangements and may pledge fixed income securities for short-term financing. The assets held in trust are intended for the specific purpose of satisfying client fund obligations and therefore are not freely available for our general business use.

We believe that our cash flow from operations, availability under our revolving credit facility, and available cash and equivalents will be sufficient to meet our liquidity needs for the foreseeable future. We anticipate that to the extent that we require additional liquidity, it will be funded through the issuance of equity, the incurrence of additional indebtedness, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and to fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available from additional indebtedness or otherwise to meet our liquidity needs. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution.

Statements of Cash Flows

The following table provides a summary of cash flows from operating, investing, and financing activities for the periods presented.

	Year ended December 31,
	2017	2016	2015
	(Dollars in millions)
Net cash flows
Net cash used in operating activities—continuing operations	$(39.1)	$(67.4)	$(32.3)
Net cash (used in) provided by investing activities—continuing operations	(407.4)	725.3	317.2
Net cash provided by (used in) financing activities—continuing operations	406.8	(592.5)	(358.7)
Net cash flows (used in) provided by discontinued operations	(0.7)	(8.6)	11.2
Effect of exchange rate on cash	8.6	1.3	(10.4)

Net cash flows (used) provided	(31.8)	58.1	(73.0)
Cash and equivalents at end of period	$99.6	$131.4	$63.2

Net cash flows of customer trust funds
Net cash (used in) provided by investing activities—continuing operations	$(356.1)	$655.7	$351.7
Net provided by (used in) in financing activities—continuing operations	356.1	(655.7)	(351.7)

Net cash flows provided by customer trust funds—continuing operations	—	—	—

Changes in cash flows due to purchases of customer trust fund marketable securities, proceeds from the sale or maturity of customer trust fund marketable securities, and the net increase (decrease) of restricted cash held to satisfy customer trust fund obligations are primarily due to the timing of funds collected from customers and payments made to satisfy customer obligations. Customer trust fund cash flows are significantly affected by the period end day of the week relative to customer payment cycles. The customer trust funds are fully segregated from our operating cash accounts and are evaluated and tracked separately by management. Therefore, to provide meaningful information to the readers, the following discussion is regarding the net cash flows excluding customer trust funds.

Operating Activities

Net cash used in operating activities from continuing operations of $39.1 million during the year ended December 31, 2017, was primarily attributable to operating losses of $9.8 million, net changes in working capital of $43.6 million, and a deferred tax benefit of $65.0 million, partially offset by certain non-cash items, primarily $57.9 million of depreciation and amortization and $17.2 million of share-based compensation expense. Net changes in working capital were driven by employee compensation and benefits, primarily pension contributions, accrued taxes, and prepaid expenses.

Net cash used in operating activities from continuing operations of $67.4 million during the year ended December 31, 2016 was primarily attributable to operating losses of $109.3 million with offsetting adjustments for certain non-cash items and net changes in working capital. The adjustments for non-cash items included $57.3 million of depreciation and amortization, $15.3 million of share-based compensation expense, a $10.4 million asset impairment, a $5.9 million adjustment to our environmental reserve liability, and $7.0 million of deferred income tax expense. Net changes in working capital of $60.7 million were primarily driven by pension contributions exceeding pension expense.

Net cash used in operating activities from continuing operations of $32.3 million during the year ended December 31, 2015 was primarily driven by operating losses, partially offset by certain non-cash items and changes in working capital. The adjustments for non-cash items primarily included $56.0 million of depreciation and amortization, a $23.0 million asset impairment, primarily to our trade name intangible asset, $12.8 million of share-based compensation expense, and $8.9 million of pension and post-retirement benefit related costs, partially offset by $7.9 million of deferred income tax benefit. Changes in working capital items reduced cash from operating activities by $40.6 million, primarily driven by pension contributions exceeding pension expense.

Investing Activities

During the year ended December 31, 2017, net cash used in investing activities from continuing operations excluding customer trust fund activity was $51.3 million, primarily related to capital expenditures, partially offset by proceeds from divestitures. Our capital expenditures included $33.1 million for software and technology and $17.7 million for property and equipment.

During the year ended December 31, 2016, net cash provided by investing activities from continuing operations excluding customer trust fund activity was $69.6 million, primarily related to the net proceeds from divestitures of $101.6 million, offset by capital expenditures. Our capital expenditures included $25.5 million for software and technology and $7.7 million for property and equipment.

During the year ended December 31, 2015, net cash used in investing activities from continuing operations excluding customer trust fund activity was $34.5 million, entirely related to capital expenditures. Our capital expenditures included $25.3 million for software and technology and $9.2 million for property and equipment.

Financing Activities

Net cash provided by financing activities from continuing operations excluding the change in customer trust fund obligations was $50.7 million during the year ended December 31, 2017, primarily related to the funding of the remaining $75.2 million from the issuance of Senior Preferred Stock, partially offset by a $25.9 million payment made on our term debt.

Net cash provided by financing activities from continuing operations excluding the change in customer trust fund obligation was $63.2 million during the year ended December 31, 2016, related to proceeds received from the issuance of Senior Preferred Stock, partially offset by payments made on our term debt.

Net cash used in financing activities from continuing operations excluding the change in customer trust fund obligation was $7.0 million during the year ended December 31, 2015, consisting of four quarterly principal payments on our term debt.

Cash Flows from Discontinued Operations

During the year ended December 31, 2017, net cash used in discontinued operations was $0.7 million.

During the year ended December 31, 2016, net cash used in discontinued operations was $8.6 million. During the year ended December 31, 2015, net cash provided by discontinued operations was $11.2 million in 2015. The cash flows from discontinued operations for all periods primarily relate to changes in working capital.

LifeWorks Adjusted EBITDA

We report our financial results in accordance with U.S. GAAP. To supplement this information, we also use LifeWorks Adjusted EBITDA, a non-GAAP financial measure, in this prospectus. We define LifeWorks Adjusted EBITDA as net income or loss before interest, taxes, depreciation, and amortization, as adjusted to exclude non-cash share-based compensation expense for our LifeWorks segment. Management believes that LifeWorks Adjusted EBITDA is helpful in highlighting management performance trends because LifeWorks Adjusted EBITDA excludes the results of decisions that are outside the control of operating management. By providing this non-GAAP financial measure, management believes we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Our presentation of LifeWorks Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. LifeWorks Adjusted EBITDA should not be considered as an alternative to operating income (loss), net income (loss), earnings per share, or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Our presentation of LifeWorks Adjusted EBITDA should not be construed to imply that our future results will be unaffected by these items. LifeWorks Adjusted EBITDA is included in this prospectus because it is a key metric used by management to assess our operating performance.

LifeWorks Adjusted EBITDA is not defined under U.S. GAAP, is not a measure of net income, operating income or any other performance measure derived in accordance with U.S. GAAP, and is subject to important limitations. Our use of the term LifeWorks Adjusted EBITDA may not be comparable to similarly titled measures of other companies in our industry and is not a measure of performance calculated in accordance with U.S. GAAP.

LifeWorks Adjusted EBITDA has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	LifeWorks Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	LifeWorks Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	LifeWorks Adjusted EBITDA does not reflect any charges for the assets being depreciated and amortized that may have to be replaced in the future;

•	LifeWorks Adjusted EBITDA does not reflect the impact of share-based compensation upon our results of operations; and

•	LifeWorks Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes.

In evaluating LifeWorks Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation.

Our Indebtedness

Senior Credit Facilities

On November 14, 2014, Ceridian entered into a credit agreement pursuant to which the lenders thereto agreed to provide Senior Credit Facilities, consisting of the Senior Term Loan in the original principal amount of $702.0 million and a $130.0 million Revolving Facility. Of the Revolving Facility, up to $41.6 million may, at our option, be made available in Canadian Dollars, Euros and/or Pounds Sterling; up to $30.0 million may, at our option, be made available for letters of credit (up to $15.0 million of which may, at our option, be denominated in Canadian Dollars, Euros and/or Pounds Sterling) and $45.0 million may, at our option, be made available for swingline loans (up to $15.0 million of which may, at our option, be denominated in Canadian Dollars, Euros and/or Pounds Sterling).

The Senior Term Loan will mature on September 15, 2020. We are required to make annual amortization payments in respect of the Senior Term Loan in an amount equal to 1.00% of the original principal amount thereof, payable in equal quarterly installments of 0.25% of the original principal amount of the first lien term loan. As of September 21, 2017, all future required amortization payments in respect to the Senior Term Loan have been met through the mandatory pre-payment of principal related to the sale of the United Kingdom business. The Revolving Facility matures on September 15, 2019 and does not require amortization payments.

The obligations of Ceridian under the Senior Credit Facilities are secured by first priority security interests in substantially all of the assets of Ceridian and the guarantors, subject to permitted liens and other exceptions. All of our subsidiaries are guarantors under the Senior Credit Facilities, subject to certain exceptions (including Dayforce Holdings LLC and its subsidiaries). The Senior Credit Facilities contain financial covenants and certain business covenants, including restrictions on dividend payments, which Ceridian must comply with during the term of the agreement. As of December 31, 2017, Ceridian was in compliance with the Senior Credit Facilities.

Borrowings under the Senior Credit Facilities bear interest at a rate per annum equal to:

1.	in the case of borrowings denominated in U.S. dollars on any day (a) at Ceridian’s election, either (i) an amount (in the case of the Senior Term Loan, not less than 2.00%) equal to the greater of (A) a base rate determined by reference to the rate of interest per annum announced by Deutsche Bank AG New York Branch (“DBNY”) as its prime rate on such day, (B) the federal funds effective rate on such date plus 1/2 of 1.00% and (C) the London interbank offered rate (“LIBOR”) plus 1.00% or (ii) if available, LIBOR for U.S. dollars determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not, in the case of borrowings of Senior Term Loan only, be less than 1.00% plus (b) an applicable margin;

2.	in the case of borrowings under the Revolving Facility denominated in Canadian Dollars on any day, at Ceridian’s election, either (i) the rate of interest per annum quoted or established as the “prime rate” of Deutsche Bank AG Canada Branch plus an applicable margin or (ii) (A) by way of the creation of bankers’ acceptances on the terms specified in the documentation governing the Senior Credit Facilities or (B) if the relevant lender is generally unwilling or unable to create bankers’ acceptances, by way of the purchase of completed drafts for equivalent notes on the terms specified in the documentation governing the Senior Credit Facilities;

3.	in the case of borrowings under the Revolving Facility denominated in Euros on any day, (a) The London interbank offered rate in Euros (“EURIBOR”) determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing plus (b) an applicable margin; or

4.	in the case of borrowings under the Revolving Facility denominated in Pounds Sterling, (a) Sterling LIBOR determined by reference to the applicable Reuters screen page one business day prior to the commencement of the interest period relevant to the subject borrowing plus (b) an applicable margin.

The applicable margin for the Senior Term Loan is (i) 3.50% per annum, in the case of LIBOR loans and (ii) 2.50% per annum, in the case of base rate loans.

The applicable margin for loans under the Revolving Facility is determined in accordance with the table set forth below:

Adjusted Consolidated First Lien Leverage Ratio	Applicable Margin for LIBOR, EURIBOR and Sterling LIBOR Rate Loans	Applicable Margin for Base Rate and Canadian Prime Rate Loans
Category 1
Greater than 2.75:1.00	3.50%	2.50%
Category 2
Less than or equal to 2.75:1.00 and greater than 2.25:1.00	3.25%	2.25%
Category 3
Less than or equal to 2.25:1.00	3.00%	2.00%

We are also required to pay a customary annual administration fee to the administrative agent under the Senior Credit Facilities.

For an additional description of the Senior Credit Facilities, see “Description of Material Indebtedness— Senior Credit Facilities.”

Senior Unsecured Notes

On October 1, 2013, Ceridian issued $475.0 million aggregate principal amount of 11% Senior Notes. The Senior Notes have a maturity date of March 15, 2021, pay interest semi-annually in cash in arrears on March 15 and September 15 of each year and are guaranteed on a senior unsecured basis by each current and future domestic subsidiary that is an obligor under our senior secured credit facilities.

The Senior Notes may be redeemed at our option, in whole or in part, on specified redemption dates and at the redemption prices specified in the indenture governing the Senior Notes. We may be required to make an offer to purchase the Senior Notes upon the sale of certain assets and upon a change of control. As of December 31, 2017, the aggregate principal amount of the outstanding Senior Notes was $475.0 million. We expect to redeem or otherwise satisfy and discharge all of our outstanding Senior Notes immediately following the closing of this offering in accordance with the terms of the indenture.

Contractual Obligations

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2017, whether or not they appear on our consolidated balance sheet. Variable interest payments are projected based on an interest rate forecast in effect at the end of 2017. All amounts in the table may reflect rounding.

	Payments due by period
	(Dollars in millions)
	Less than one year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt	$—	$657.3	$475.0	$—	$1,132.3
Interest payable on long-term debt	87.6	168.2	26.3	—	282.1
Operating leases	11.6	20.9	11.8	4.3	48.6
Postretirement plan obligations (a)	2.4	4.1	3.7	7.0	17.2
Retirement plan obligations (a)	20.8	37.3	34.7	35.9	128.7

Total	$122.4	$887.8	$551.5	$47.2	$1,608.9

(a)	We have not estimated our pension funding obligations beyond 2026, and thus, any potential future contributions have been excluded from the table.

Our long-term debt obligations are described in “Description of Material Indebtedness” and in Note 10, “Debt,” to our consolidated financial statements included elsewhere in this prospectus.

The lease payments represent scheduled payments under the terms of the lease agreements. We conduct substantially all of our operations in leased facilities. Most of these leases contain renewal options and require payments for taxes, insurance, and maintenance. We also lease equipment for use in our business.

Payments of retirement plan obligations include employer commitments to fund our defined benefit and postretirement plans and do not include estimated future benefit payments to participants expected to be made from liquidation of the assets in our defined benefit plan trusts. At December 31, 2017, our defined benefit pension plans had a projected benefit obligation that exceeded the fair value of the plans’ assets by $154.4 million and our postretirement benefit plan had an accumulated benefit obligation that exceeded the fair value of the plans’ assets by $19.6 million. We expect to satisfy these remaining obligations through investment income from and appreciation in the fair value of plan assets held in trust and from future employer contributions.

The amount of our obligation to vendors for capital expenditures at December 31, 2017 was not material, and no such amount is included in the table above.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and related notes included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and related notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers, and information available from other outside sources, as appropriate. We evaluate our estimates and judgments on an on-going basis. Our actual results may differ from these estimates. The accounting policies that we believe to be the most critical to an understanding of our financial condition and results of operations and that require the most complex and subjective management judgments are discussed below.

Revenue Recognition

We recognize revenue from the sale of our services, net of applicable sales taxes, when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. We rely on a signed contract with the customer as the persuasive evidence of a sales arrangement.

We enter into revenue arrangements that may consist of multiple deliverables based on the needs of our customers. For example, our services address a broad range of employment process needs, such as payroll, payroll-related tax filing, human resource information, employee self-service capabilities, time and labor management, employee assistance programs, and recruitment and applicant screening. A customer arrangement may contain any of these elements with different elements delivered across multiple reporting periods.

We have a single unit of accounting for each deliverable in a contract based on the use of estimated selling price (“ESP”) in those cases where vendor-specific objective evidence of selling price

(“VSOE”) or third party evidence (“TPE”) cannot be established. Our determination of ESP involves the consideration of several factors based on the specific facts and circumstances of each contract. Specifically, we consider the cost to produce or to provide the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar services, the value of any enhancements that have been built into the deliverable, and the characteristics of the varying markets in which the deliverable will be sold.

When we are unable to establish a selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the service were sold on a standalone basis.

We regularly review VSOE, TPE, and ESP and maintain internal controls over the establishment and updates of these estimates. There were no material impacts during the period, nor do we currently expect a material impact in the near term from changes in VSOE, TPE, or ESP.

Deferred revenue primarily consists of customer billings in advance of revenues being recognized from our contracts. Deferred revenue also includes certain deferred professional services fees that are accounted for as a single unit of accounting with subscription fees and are recognized as revenues over the same period as the related customer contract. Deferred revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current deferred revenue, and the remaining portion is recorded as noncurrent.

Goodwill and Intangible Assets

Goodwill, which represents the excess purchase price over the fair value of net assets of businesses acquired, is assigned to reporting units based on the benefits derived from the acquisition. Goodwill and indefinite-lived intangibles are not amortized against earnings but instead are subject to impairment review on at least an annual basis. We perform our annual assessment of goodwill and indefinite-lived intangible balances as of October 1 of each year. There was no indication of impairment at October 1, 2017.

As of January 1, 2017, we elected early adoption of Accounting Standards Update No. 2017-04, “Intangibles-Goodwill and Other,” which simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. We assess goodwill impairment risk by first performing a qualitative review of entity-specific, industry, market, and general economic factors for each reporting unit. If significant potential goodwill impairment risk exists for a specific reporting unit, we apply a quantitative test. The quantitative test compares the reporting unit’s estimated fair value with its carrying amount. In estimating fair value of our reporting units, we use a combination of the income approach and the market-based approach. A number of significant assumptions and estimates are involved in determining the current fair value of the reporting units, including operating cash flows, markets and market share, sales volumes and prices, and working capital changes. We consider historical experience and all available information at the time the fair values of our reporting units are estimated. However, fair values that could be realized in an actual transaction may differ from those used to evaluate the goodwill for impairment. The evaluation of impairment involves comparing the current fair value of the reporting unit to the carrying amount.

To the extent that the carrying amount of goodwill of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is recognized.

Intangible assets represent amounts assigned to specifically identifiable intangible assets at the time of an acquisition. Definite-lived intangible assets are amortized on a straight-line basis generally over the following periods:

Intangible Asset	Estimated Life Range (Years)
Customer lists and relationships	5-15
Technology	2-7

Indefinite-lived intangible assets, which consist of trademarks, are tested for impairment on an annual basis, or more frequently if certain events or circumstances occur that could indicate impairment. When evaluating whether the indefinite-lived intangible assets are impaired, the carrying amount is compared to its estimated fair value. The estimate of fair value is based on a relief from royalty method which calculates the cost savings associated with owning rather than licensing the trademark. An estimated royalty rate is applied to forecasted revenue and the resulting cash flows are discounted.

Pension and Other Postretirement Benefits Liability

We present information about our pension and postretirement benefit plans in Note 11 to our consolidated financial statements, “Employee Benefit Plans.” The determination of the liabilities and expenses for pensions and other postretirement benefits are accomplished with the assistance of third-party actuaries using actuarial methodologies and incorporating significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce (medical costs, retirement age and mortality). The discount rate assumption utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The impact of a change in the discount rate of 25 basis points would be approximately $14 million on the liabilities and $0.2 million on pre-tax earnings in the following year. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. A change in the assumption for the long-term rate of return on plan assets of 25 basis points would impact pre-tax earnings by approximately $1 million. At December 31, 2016, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2016, which resulted in a $12.0 million reduction in the projected benefit obligation. At December 31, 2017, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2017, which resulted in a $6.0 million reduction in the projected benefit obligation.

Share-Based Compensation

Our employees participate in share-based compensation plans. Under the fair value recognition provisions of share-based compensation accounting, we measure share-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is the period during which an employee is required to provide services in exchange for the award.

We use the Black-Scholes standard option pricing model (“Black-Scholes model”) to determine the fair value of stock options with term-based vesting conditions. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the value of our common stock as well as other inputs and assumptions described below. The value of our common stock is determined by our Board with assistance from a third-party valuation expert.

We use an integrated Monte Carlo simulation model and a trinomial lattice model to determine fair value of performance-based options. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. This probability is an input into the trinomial lattice model used to fair value the options as well as other inputs and assumptions described below.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we adopt a different valuation model, our expense in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating results.

To determine fair value of both term- and performance-based stock options, the risk-free interest rate used was based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance-based options and the expected term of the term-based option. The estimated volatility of our common stock is based on volatility data for selected comparable public companies over the expected term of our stock options. Because we do not anticipate paying any cash dividends in the foreseeable future, we use an expected dividend yield of zero. The amount of share-based compensation expense that we recognize during a period is based on the portion of the awards that are ultimately expected to vest.

We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We analyze historical data to estimate pre-vesting forfeitures and record share-based compensation expense for those awards expected to vest. We recognize term-based share-based compensation expense using the straight-line method.

Valuation of Our Common Stock

Prior to this offering and the concurrent private placement, given the absence of an active market for our common stock, our Board determined the fair value of our common stock at the time of each stock-based award based upon several factors, including consideration of input from management and quarterly third-party valuations.

The exercise price for all stock options granted was at or above the estimated fair value of the underlying common stock, as estimated on the date of grant by our Board in accordance with the guidelines outlined in the practice aid issued by the American Institute of Certified Public Accountants, titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Each fair value estimate was based on a variety of factors, which included the following:

•	quarterly valuations performed by an unrelated third-party valuation firm;
•	the prices, rights, preferences, and privileges of our then-outstanding preferred stock relative to our common stock;
•	the lack of marketability of our common stock;
•	our actual operating and financial performance;
•	current business conditions and projections;
•	the market performance of comparable publicly-traded companies;
•	the likelihood and potential timing of achieving a liquidity event, such as an initial public offering, merger or acquisition of our business given prevailing market conditions; and
•	the United States and global capital market conditions.

We determined the fair value of our common stock for financial reporting purposes, taking into account the factors described above, using a combination of valuation methodologies with varying weighting applied to each methodology. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different. Following this offering and the concurrent private placement, it will not be necessary to independently determine the fair value of our common stock, as the shares will be traded in the public market.

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements.

Seasonality

We have in the past and expect in the future to experience seasonal fluctuations in our revenues and new customer contracts with the fourth quarter historically being our strongest quarter for new customer contracts, renewals, and customer go-lives. The growth of our Cloud HCM solutions and the ratable nature of our fees makes this seasonality less apparent in our overall results of operations.

Quantitative and Qualitative Disclosures Regarding Market Risk

We are exposed to market risks related to foreign currency exchange rates, interest rates, and pension obligations. We seek to minimize or manage these market risks through normal operating and financing activities. We do not trade or use instruments with the objective of earning financial gains on the market fluctuations, nor do we use instruments where there are not underlying exposures.

Foreign Currency Risk. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian Dollar. Due to the relative size of our international operations to date, we have not instituted an active hedging program. We expect our international operations to continue to grow in the near term, and we are monitoring the foreign currency exposure to determine if we should begin a hedging program.

Interest Rate Risk. In connection with our U.S. and Canadian payroll and tax filing services, we collect funds for payment of payroll and taxes; temporarily hold such funds in trust until payment is due; remit the funds to the customers’ employees and appropriate taxing authority; file federal, state and local tax returns; and handle related regulatory correspondence and amendments. We invest the U.S. customer trust funds primarily in high- quality bank deposits, money market mutual funds, or collateralized short-term investments. We may also invest these funds in U.S. Treasury and agency securities, as well as highly rated asset-backed, mortgage-backed, municipal, and corporate securities. Our Canadian customer trust funds are invested in securities issued by the government and provinces of Canada, highly rated Canadian banks and corporations, asset-backed trusts, and mortgages.

We do not enter into investments for trading or speculative purposes. Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our securities as “available for sale,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary.

We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

Pension Obligation Risk. We provide a pension plan for a number of former employees. In applying relevant accounting policies, we have made critical estimates related to actuarial assumptions, including assumptions of expected returns on plan assets, discount rates, and health care cost trends. The cost of pension benefits in future periods will depend on actual returns on plan assets, assumptions for future periods, contributions, and benefit experience. In 2016, we contributed $36.5 million to our pension plan.

The effective discount rate used in accounting for pension and other benefit obligations in 2016 ranged from 3.26% to 3.64%. The expected rate of return on plan assets for qualified pension benefits in 2017 was 6.30%. The following table reflects the estimated sensitivity associated with a change in certain significant actuarial assumptions (each assumption change is presented mutually exclusive of other assumption changes):

		Impact on 2017 Pension Expense Increase (Decrease)
	Change in Assumption	Pension Benefits	Post Retirement
		(Dollars in millions)
Increase in discount rate	50 basis points	$0.4	$0.0
Decrease in discount rate	50 basis points	$(0.4)	$0.0
Increase in return on plan asset	50 basis points	$(2.0)	—
Decrease in return on plan asset	50 basis points	$2.0	—

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which replaced all existing revenue guidance and created Accounting Standards Codification (“ASC”) Topic 606, including prescriptive industry-specific guidance. This standard’s core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Entities will need to apply more judgment and to make more estimates than under the previous guidance. In July 2015, the FASB deferred the effective date for all entities by one year, making the guidance for non-public companies effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted to the original effective date of December 15, 2016 (including interim reporting periods within that reporting period). The standard permits the use of either the retrospective or cumulative effect transition method. Management has decided to adopt the new standard using the retrospective method effective first quarter 2019.

In preparation for this planned adoption, we have been evaluating the impact of the new standard to our financial statements and accompanying disclosures in the notes to our consolidated financial statements. Our assessment of the impact includes an evaluation of the five-step process set forth in the new standard along with the enhancement of disclosures that will be required. To date, we have developed our initial plan for implementing the standard, which includes identifying customer contracts within the scope of the new standard, identifying performance obligations within those customer contracts, and evaluating the impact of incremental variable consideration paid to obtain those customer contracts. We have also undertaken a comprehensive review of all contracts that fall under the scope of the new standard.

Based on analysis performed to date, we expect that adoption of the new standard will result in changes to the classification and timing of our revenue recognition. Specifically, we expect an increase in revenue classified as professional services and other revenue and a reduction in revenue classified as recurring services revenue, compared to current U.S. GAAP. Further, we expect that the new standard will result in changes to the timing of our revenue recognition compared to current U.S. GAAP. In compliance with the new standard, a contractual asset will be reflected on the consolidated balance sheets and will be amortized over the customers’ period of benefit, which is generally three years. We also expect changes to the timing of certain selling, general, and administrative expenses, as the new standard will also require capitalizing and amortizing certain selling expenses, such as commissions and bonuses paid to the sales force. These selling expenses will be amortized over the customer’s period of benefit, generally three years.

In periods of revenue growth, the changes above are expected to result in higher overall earnings before income taxes and net income (loss) when compared to current U.S. GAAP. We have not yet determined the impact of the disclosure requirements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases,” which is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This standard requires balance sheet recognition for both finance leases and operating leases. This guidance is effective for non-public companies for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The guidance is required to be adopted using a modified retrospective approach. An entity will, in effect, continue to account for leases that commence before the effective date in accordance with previous U.S. GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous U.S. GAAP. We are currently evaluating the impact of the adoption of this standard.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation-Stock Compensation,” which simplifies several aspects of accounting for share-based payment transactions. This standard requires all excess tax benefits or deficiencies to be recognized within the income statement with the tax benefits classified as an operating activity on the statement of cash flows. This standard also requires cash paid by an employer for tax withholding purposes to be classified as a financing activity on the statement of cash flows. This guidance is effective for non-public companies for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. The guidance relating to the income tax consequences is required to be adopted using a modified retrospective approach. The guidance relating to the classification on the statement of cash flows is required to be adopted using a retrospective approach. We elected early adoption of this standard as of January 1, 2017, which had an immaterial impact on our financial results and presentation.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles-Goodwill and Other,” which simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. This standard requires that an entity perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment. This guidance is effective for public business entities for annual or interim goodwill impairment tests in fiscal years beginning December 15, 2020. Early adoption is permitted for any testing date after January 1, 2017. We are currently evaluating the impact of the adoption of this standard.

FOUNDER’S LETTER

Dear Friends and Prospective Investors,

Ceridian builds software that makes work life better.

As a life-long entrepreneur, I have had the opportunity to experience and take advantage of many advancements in technology and have grown several successful businesses. One constant across our everchanging work and technology landscape is that people are at the core of any company. At Ceridian, we believe that great employee experiences translate into great customer experiences, and that in turn, fosters organizational growth and success. Our brand promise is to make work life better for everyone who uses our products and services.

Cloud technology, access to data, and predictive technologies transformed the workplace.

In 2009, I noticed two powerful trends that had changed the workplace: first, the adoption of cloud technology had become the norm for enterprise applications; and second, the availability of data had changed the expectations of both employees and employers alike. Employees came to expect increased flexibility, easy access to their personal and company information, the ability to receive and give feedback, and a much more personalized experience at work. Similarly, organizations knew that they had gained access to a lot of employee information and wanted to take advantage of that data and new predictive technologies to gain a better understanding of their workforce, and to equip their managers to make insightful decisions.

To meet the needs of the modern workplace, Human Capital Management (HCM) technology needed to get the right data to the right people at the right time — a goal which required real-time data, unified across the entire employee experience. However, the solutions in the market at that time were fundamentally flawed and unable to address this need. Most providers only offered a collection of separate applications spread across multiple databases, and lacked the ability to support the interrelated processes surrounding the new employee experience.

In response, I founded Dayforce — the core of today’s Ceridian — because I believed that by solving this problem, we could make work life better for our users and disrupt the HCM market.

We built Dayforce to disrupt the HCM market.

I carefully studied the cloud market for HCM solutions and was very excited by what I found. First, the market for HCM and payroll applications was almost $20 billion, with cloud payroll constituting about 25% thereof; second, payroll requirements were fairly consistent regardless of company size or industry; and third, the duration of the relationship between payroll vendor and organization seemed to be above ten years across all vendors. It was our belief that the market was ideal for building a cloud solution, and could be disrupted with a single data source, modern cloud technologies, and new predictive technologies.

Our initial focus was on addressing the disconnect between time and pay. Traditionally, these systems and data were separate, which meant that the payroll team could not start checking the data until the managers had “closed out time” in the time system, which usually only happened the day after the end of the pay period. Only then could the data be exported from the time system, imported, and batch-processed into the payroll system. This meant that the payroll team would then have a very small window of time to do the necessary auditing and adjustment entry before having to commit and fund the payroll. Most of the payroll teams canvassed admitted that they would often commit pay when they ran out of time, knowing that they would have to “clean up” the mistakes after people were paid.

I was confident we could solve this problem by building a single solution that could perform continuous calculations for time and pay. The system could instantly calculate the net earnings every time an employee would clock in or out, or when an employee record or time record would change. This would allow payroll teams to access and audit the data continuously throughout the active pay period, thereby lowering their anxiety and increasing the accuracy of pay. Employees would gain better access to their information and increased confidence in the accuracy of their pay. Managers would benefit from timely and fully-costed workforce information, and the CFO would achieve greater compliance and controls.

We believed that every area of the HCM market could be disrupted. A unified platform with a single source of data and predictive analytics would change the game.

The plan was to enter the market with a differentiated time and payroll solution and then expand the product to broader HCM functionality. The initial unified payroll and time solution would be designed to address the incumbent products’ “flawed workflow” challenges and deliver significant benefits to users. These customer benefits made me confident that we would be able to win customers and develop long-term relationships with them. We could then add functionality for talent management to the solution, such as recruiting, performance management, compensation management, and learning management, to the solution. The additional features would give us the opportunity to sell more products to customers over time.

For example:

•	Using key performance indicators, Dayforce could combine large volumes of data and predictive methods to help companies determine how and when labor was required. Sophisticated optimization methods would help managers build employee-friendly labor schedules that are compliant, cost-effective, and aligned with organizational goals.

•	With employee performance, HR, and payroll data, Dayforce could help companies align pay-for-performance or identify gender/diversity-bias. Using similar data and optimization technology as in the labor scheduling module, we could build a compensation module that would guide managers to make more insightful merit and bonus decisions.

•	By combining HR, benefits, learning, and talent features in an intuitive onboarding experience, Dayforce could help the employee complete any necessary forms, enroll for benefits, learn about the company, meet their team, understand their short and longer-term goals, and begin their training plan.

We looked for a partner to accelerate our growth.

To enter the market, we partnered with Ceridian — an established payroll provider with a great reputation for service and substantial distribution capabilities. I was impressed with Ceridian’s deep experience and customer focus, but it was apparent that Ceridian lacked solutions for the modern workforce. Our partnership was very successful and proved Ceridian could sell and manage Dayforce’s technology. In 2012, Ceridian acquired Dayforce and I became CEO of the combined global organization.

Since the acquisition, we simplified Ceridian to focus on growing our cloud HCM business, and today we continue to execute on our vision for a modern cloud platform that covers the entire employee experience and makes work life better for people.

Over 3,000 customers are live on Dayforce, and Dayforce revenue has grown at a compounded annual growth rate of greater than 60% since 2012.

A unified platform with a single source of data and predictive analytics has changed the game. We have built a remarkable business at Ceridian. Driven by the belief that engaged employees are the key to great customer experiences, we have created a culture of innovation and performance that has attracted the top talent from across the industry. Our culture combines the innovation, agility, and technical leadership of Dayforce with the domain expertise, customer focus, and experience at scale of Ceridian.

The combination of founder-led start-up and established enterprise with experience at scale has been phenomenally successful.

We live what we do, and we foster an environment where everyone in the organization cares and is passionate about our mission. I am tremendously proud that Ceridian has also been recognized as one of Glassdoor’s Top 100 Places to Work in both the United States and Canada, and as one of Glassdoor’s top 15 companies to “Recommend to a Friend” in the United States.

We’d be delighted for you to be a part of our story.

This initial public offering is an important milestone for Ceridian. I invite you to share in our journey as we continue our mission to innovate and to make work life better. The offering will boost our financial flexibility and provide access to capital, allowing us to accelerate our plans for the future.

We remain dedicated to building and delivering innovative technology that helps companies better engage and manage their employees, because when their employees succeed, our customers succeed — and when our customers succeed, we succeed.

I hope our story resonates with you, and that you’ll join us on our journey.

Yours truly,

David Ossip

Dayforce Founder and Ceridian Chairman and CEO

BUSINESS

Overview

Ceridian is a global HCM software company. Dayforce, our flagship cloud HCM platform, provides HR, payroll, benefits, workforce management, and talent management functionality. Our platform is used by organizations, regardless of industry or size, to optimize management of the entire employee lifecycle, including attracting, engaging, paying, deploying, and developing their people. Dayforce was built as a single application from the ground up that combines a modern, consumer-grade user experience with proprietary application architecture, including a single employee record and a rules engine spanning all areas of HCM. Our platform is designed to make work life better for our customers and their employees by improving HCM decision-making processes, streamlining workflows, exposing strategic organizational insights, and simplifying legislative compliance. The platform is designed to ease administrative work for both employees and managers, creating opportunities for companies to increase employee engagement. We are a founder-led organization, and our culture combines the agility and innovation of a start-up with a history of deep domain and operational expertise.

The employer-employee relationship has undergone significant change. Employees historically viewed their jobs primarily as a source of income. Now, employees increasingly demand transparency, schedule flexibility, career growth, and better work-life balance with real-time access to their personal HR data anytime, anywhere. As organizations try to respond to these trends to attract and retain talent, they are empowering managers to think more strategically about their people. These challenges require organizations to find more efficient ways to manage employees and HCM functions, while navigating changing global operating and regulatory environments at the same time.

Today, most organizations rely on a combination of legacy service bureaus, on-premise software, and first-generation SaaS solutions to meet their HCM requirements. HCM data in status quo solutions are stored in disparate databases, are difficult to access, and are often inaccurate. These status quo solutions that most organization rely on were not built to manage a modern workforce, do not allow for real-time decision-making, and are not flexible enough to adapt to a changing global and regulatory environment. These systems were designed as point solutions around inefficient serial workflows and multiple data, integrated with legacy code.

Solving these challenging problems is core to our culture. We built Dayforce from the ground up to provide a comprehensive, next-generation platform that can solve complex human capital management problems. We carefully designed Dayforce to meet the needs of a homogeneous market with a common set of requirements and compliance challenges across organization sizes and industries. Our solutions deliver the right data to the right user at the right time for actionable intelligence and a superior employee experience. Our scalable platform is built on modern cloud technologies with a single, flexible rules engine capable of addressing complex global regulatory requirements, combined with a data architecture that can continuously calculate payroll throughout the pay period, and a single database that enables advanced insights and predictive analytics. We believe that our architecture enables our customers to continue to benefit from advancements in technology, such as artificial intelligence and big data.

The breadth of benefits that Dayforce provides throughout an organization has been critical to our success. Employees benefit from our user experience and access to real-time data, which enables organizations to better empower employees with more self-service capabilities. The user experience and self-service capabilities drive faster adoption and free managers and HR administrators from many administrative burdens. Business-level managers benefit from deeper insights into their employee data, which enables them to better optimize their resources and to use predictive analytics to improve operations, such as scheduling, budgeting, and retention. Executive leadership benefits from better real-time data visibility, allowing them to better understand and to manage risk, to monitor and to track broader strategic initiatives, and to reduce technology and operational costs. In addition, Dayforce is delivered as a single cloud solution, which reduces the burden on internal technology resources.

We sell Dayforce through our direct sales force on a subscription PEPM basis. Our subscriptions are typically structured with an initial fixed term of between three and five years, with evergreen renewal thereafter. Dayforce can serve customers of all sizes ranging from 100 to over 100,000 employees across multiple industries. We have rapidly grown the Dayforce platform to more than 3,000 live Dayforce customers, representing over 2.5 million active global users as of December 31, 2017. In 2017, we added over 650 new live Dayforce customers. Our customers vary across industries, and no single customer constituted more than 1% of our total revenues for the year ended December 31, 2017. We believe that our intense focus on solving complex problems and our superior customer experience lead to our high retention rates, as evidenced by our annual Cloud revenue retention rate of over 95% in 2017. Our new business sales to Dayforce customers primarily made up 73% of our increase in Cloud revenue for the years ended December 31, 2017 and 2016, and the remaining 27% consisted primarily of customer migration to Dayforce from our Bureau solutions.

In addition to Dayforce, we sell Powerpay, a cloud HR and payroll solution for the Canadian small business market, through both direct sales and established partner channels. As of December 31, 2017, we had over 38,000 Powerpay accounts. We also continue to support customers using our Bureau solutions, which we generally stopped actively selling to new customers, following the acquisition of Dayforce. We invest in maintenance and necessary updates to support our Bureau customers and continue to migrate them to Dayforce.

We have experienced significant Cloud revenue growth at scale, particularly from Dayforce, which has grown at a CAGR of more than 60% since 2012. Our total revenue increased from $693.9 million in 2015 to $704.2 million in 2016 and to $750.7 million in 2017. Our total Cloud revenue, which consists primarily of revenues from Dayforce and excludes revenues from our Bureau solutions, increased from $225.2 million in 2015 to $297.8 million in 2016 and to $404.3 million in 2017, representing increases of 32.2% and 35.8%, respectively. We generated HCM Adjusted EBITDA of $99.7 million in 2015 compared to $88.9 million in 2016 and $117.8 million in 2017. We incurred net losses of $(104.7) million, $(92.9) million, and $(9.2) million in 2015, 2016, and 2017, respectively. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of HCM Adjusted EBITDA to HCM operating profit, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Industry Background

There are several important market dynamics that are transforming the way organizations manage and engage their employees. These trends impact organizations regardless of size, industry and geography, and represent a significant global opportunity for Ceridian.

The employer-employee relationship has changed

Employees are increasingly demanding more from employers in terms of personal development opportunities and control of their work life. Employees expect modern, intuitive solutions that provide them with self-service access to pay, schedules, benefits, performance reviews, learning opportunities, and other key employee data in real-time and on the device of their choice. Organizations now acknowledge the strategic importance of developing and engaging their employees as a means to increase productivity and, in turn, improve business outcomes in a rapidly changing competitive business environment. Unfortunately, managers and administrators are often overwhelmed with time-

consuming data entry tasks, manual paper-based processes, clunky serial workflows, and reconciliation challenges among disparate systems. Organizations require automation of administrative tasks, flexible workflows, and greater employee self-service to enable managers and HR and payroll administrators to focus on higher value activities.

Organizations need better access to their data

Organizations have historically captured large amounts of employee-related data, but have been challenged to leverage these data as assets for decision-making. Unfortunately, data are difficult to use because they are inconsistently collected and therefore inaccurate, stored in multiple systems, and not easily consolidated. Many organizations resort to building complicated customizations to existing software with limited analytical functionality or to relying on manual reporting. Insights from their data are poor; reporting is manual, error-prone, and time-consuming; and options for intelligent analytics are extremely limited. Senior executives, managers, and HR and payroll administrators are left with an incomplete view of their workforce and operations, and they lack the ability to access data in real-time for decision-making.

Predictive technologies are changing the way we work

Organizations are generating large volumes of data that can power predictive models to solve extremely complex business problems. Artificial intelligence and other predictive technologies are playing a larger role in organizations, such as machine learning in customer support applications and natural language processing in connected internet devices. Customers are now demanding these predictive technologies in human capital management, particularly in employee scheduling, hiring, retention, and compensation management. In addition, businesses want to combine the massive amount of employee data with other business data to create a complete picture to better drive their corporate strategies and to manage daily operations. We believe that the ability to leverage human capital data with predictive technologies can be a source of competitive advantage and is increasingly a competitive necessity.

Regulatory requirements are becoming increasingly complex and a source of organizational risk

The complexity of today’s regulatory environment, including labor, tax, and compliance regulations, is a burden on businesses of all sizes. Organizations must comply with complex federal legislation, such as the ACA and the Fair Labor Standards Act in the United States. Also, organizations must comply with a growing number of changes at the state and local level, such as the Retail Workers Bill of Rights in San Francisco, or Pennsylvania Act 32, which created more than six thousand new tax jurisdictions. In addition to complex labor and tax legislation, data privacy requirements add to the tangle of shifting and sometimes conflicting rules related to HCM. Non-compliance with applicable laws and regulations can result in significant financial penalties for the organization and damage to employment and company brands when failures occur. The aggregate complexity is challenging organizations to maintain and to prove compliance in the face of significant financial penalties for non-compliance. In many cases, compliance requires complicated, time-consuming, and error-prone manual steps to coordinate between multiple systems, introducing cost and significant risk to organizations. Organizations are increasingly demanding a single flexible platform to help manage these growing complexities, to reduce costs, and to lower risk.

Global markets continue to be underserved by HCM solutions

Globalization has resulted in a more internationally distributed and mobile workforce. This trend increases operational complexity by requiring organizations to understand and to comply with ever-

changing regulations with respect to tax and employment laws across multiple countries. Legacy HCM and first-generation cloud solutions often lack the capability to develop localized functionality to meet country-specific requirements, which results in unintegrated and error-prone workflows, isolated employee data by country, and a poor user experience for employees. While core HCM solutions for employee data are more mature, areas such as time and attendance and payroll still remain materially underserved. To address these issues, organizations are turning to global HCM solutions with fully integrated localized functionality. In addition to payroll, where this need is particularly acute, employers demand solutions that enable them to manage international employees throughout the employee lifecycle, including attracting, onboarding, deploying, and training their people.

Incumbent HCM products are plagued by disparate technologies and struggle to meet today’s needs

Existing solutions include bureau services, on-premise and cloud-enabled client-server providers, and web-enabled point solutions. Many existing solutions have been assembled through a combination of platform acquisitions and vendor partnerships, all of which use different core architectures, multiple databases, and disparate user interfaces. Web-enabled point solutions can often solve specific problems but are not able to address the complete employee lifecycle. As a result, many of the products offered in the market today spread data across multiple application frameworks and different code bases. These datasets have, in many cases, become liabilities rather than assets for organizations. In world-class products, data must be accessed in real-time, stored in a unified platform, and analyzed to achieve better insights and to drive better decisions. We believe the market requires a true unified single platform that is built from the ground up, where data are assets that can simplify and automate workflows, maximize accuracy and efficiency, and empower both employers and employees. We see increasing market demand for a single HCM application.

The HCM technology market is large and underserved

The HCM technology market is one of the largest in the software industry. According to an IDC market forecast report, titled “Worldwide Human Capital Management and Payroll Applications Forecast, 2017-2021,” published in June 2017, the global market for HCM Payroll and Applications in 2018 is predicted to be $19.7 billion, of which $4.7 billion is for Payroll Applications, and is expected to grow to $25.4 billion by 2021, representing a 9.0% CAGR. The market includes payroll, HR, talent acquisition, workforce management, document management, performance management, compensation management, and succession planning. The size and stability of this market is attributable to the critical nature of payroll and the strategic need for data-driven HCM. We believe that a global, agile, data-driven, and platform-designed single HCM solution will gain market share and create an opportunity for continued growth.

Our Dayforce Solution

Dayforce is built from the ground up to provide businesses with a comprehensive modern cloud HCM platform for managing the entire employee lifecycle. Our award-winning software addresses all key areas of HCM, including HR, payroll, benefits, workforce management, and talent management functionality. Our proprietary architecture provides our customers with a complete view of their workforce though an intuitive, consumer-grade user experience, with native accessibility that enables users to connect on their preferred devices. Predictive analytics and dashboard visualizations are embedded in our interface, enabling users at all levels to make better real-time strategic decisions. Our technology leadership differentiates us and positions us for continued growth.

The key benefits of Dayforce include:

•	Single employee record, single application architecture: Our platform is designed around our proprietary single application architecture, which includes a cross-domain rules engine, dataset, and complete employee record. With data stored in a single, central location, our platform provides actionable data-driven insights across all HR functions to enable better decision-making and to address broad strategic operational challenges related to the entire employee lifecycle. In addition, our differentiated approach eliminates the need for fragile and complex data integrations that attempt to unify disparate HR-related applications, such as payroll and time and attendance. Eliminating integrations greatly simplifies workflows, drives more efficient service delivery, reduces errors, and enhances regulatory compliance. For example, when an employee clocks out and hours are added to the system, Dayforce calculates taxes and net pay in real time instead of having to wait until the end of the pay period to batch transfer hours from the time system to the pay system.

Traditional Payroll Workflow	Dayforce Workflow

Data is stuck in the time systems until after the end of the pay period. Once the data are transferred to payroll, there is not enough time to complete audits and adjustments. Payroll gets committed with errors.

Dayforce enables access to payroll data through the
entire pay period and continuous real-time
calculation across all modules. This gives
administrators greater time and flexibility to ensure
accurate pay.

•	Actionable insights driven by real-time data and predictive technologies: Dayforce delivers the right data to the right people at the right time. Our platform provides actionable, data-driven insights to assist our customers with fast, informed decision-making. Sophisticated predictive technologies align business strategy with daily operations. For example, Dayforce generates optimized schedules in line with company priorities and employee work preferences and also includes a set of features that predict employee flight risk accompanied by suggested actions to minimize that risk. This actionable “data-first” approach enables all levels of the organization, from executives and business-line managers to HR and payroll administrators, to make better decisions in real-time and to align organizational strategy with daily operations.

•	Built for complex operating and regulatory environments: Maintaining compliance in an increasingly complex regulatory environment is critical to the success and stability of organizations globally. Dayforce was built with compliance and security at its core and has the flexibility to respond to inevitable changes in the regulatory climate. Our proprietary rules engine is a critical strength of our platform and has led to us becoming a leader in the area of compliance. Through the use of our dynamic and fully configurable rules engine, clients are able to customize the system specifically to their business needs, allowing them to spend less time tracking compliance with complex local, state, federal, and international labor laws and regulations, and freeing up their time to focus on their business.

•	Delivers a better employee experience: Dayforce provides a consumer-grade experience and is built to reflect how users naturally behave. Through our single dataset and native web and mobile applications, users can access our platform on the device of their choice and can enjoy a consistent intuitive user interface across all domains of HCM. Because Dayforce is easy to learn and easy to operate, both managers and employees enthusiastically adopt self-service functionality. Increased self-service usage is designed to drive higher employee and manager engagement, collect more accurate information, and facilitate more efficient operations.

•	Grows as our customers expand globally: Our platform is built to scale globally for organizations regardless of industry or size. Our customers are highly diversified and range from small regional businesses to large, global multi-nationals. With our proprietary architecture, we have the ability to enter new international markets, and to localize Dayforce to address both North American-based organizations with employees around the world and organizations outside of North America that operate primarily in their own local markets or regions. To date, our global HR and workforce management functionality is used in over 50 countries, such as the United Kingdom, Australia, Germany, South Africa, and Mexico. Users outside of North America currently represent approximately 5% of the Dayforce user base. In addition, we provide global 24/7 customer support and we use data hosting centers across North America, Europe, and Australia. Our cloud delivery model enables our customers to easily scale without major capital expenditures and eliminates the need for cumbersome data integration, traditionally associated with legacy solutions. Our delivery model also enables us to innovate rapidly and to implement changes easily to allow customers to stay current with changing regulatory, compliance, and tax environments.

With the business and technological benefits of our platform, customers are able to unlock substantial value through measurable improvements in efficiency, productivity, and accuracy. We believe that Dayforce delivers a superior return on investment to our customers, with Dayforce customers reporting that they recover their investment approximately 40% faster than organizations using competitors for core HR functionality, and approximately 70% faster than organizations using competitors for workforce management.

Our Growth Strategies

We build technology that makes work life better for people around the world. Our growth strategies include:

•	Grow market share in existing geographies: The HCM market is massive, and we have a significant opportunity to increase our penetration in North America. Dayforce has been gaining market share relative to both traditional and first-generation SaaS HCM providers as more customers adopt our leading cloud platform. We have experienced significant growth over the last six years and added over 650 live customers in 2017. We intend to capitalize on our market momentum by leveraging our sales and marketing to win new customers.

•	Expand globally: We believe that there is a significant opportunity to provide our HCM platform to organizations with employees based outside our core North American markets. From the onset, Dayforce was intentionally designed to be a global platform with the ability for customers to use it for their global HR and workforce management needs. We have successfully deployed Dayforce around the world, and Dayforce is in use in over 50 countries. In 2017, we established Dayforce Europe and began work to further differentiated Dayforce by extending the payroll engine for the United Kingdom payroll calculations. We intend to localize Dayforce to provide native payroll functionality in additional countries, and we believe that providing native payroll will enable us to sell to organizations headquartered or with a significant employee presence in those countries. We believe that ease of localization is a key differentiator for the Dayforce platform.

•	Increase sales from existing customers: We intend to sell additional incremental functionality to existing customers that do not currently utilize the full Dayforce platform. Our revenue also increases as our customers grow their workforces, driven by our subscription PEPM pricing structure.

•	Expand platform functionality: We believe that our leading market position in technology is based on our ability to continuously innovate and to quickly bring new solutions to market. Since 2012, we have developed a full suite of HCM functionality. We intend to continue to extend the functionality and breadth of our Dayforce platform in the future, taking advantage of modern technologies including artificial intelligence and big data.

•	Grow and cultivate our partner ecosystem: Investing in key product and sales partnerships can help us to grow our customer base and to reduce customer acquisition costs. This includes deep relationships with private equity firms and their business partners, other value-added resellers of the Dayforce platform, and third parties that want to offer Dayforce as an extension of their product suites on a referral basis. For example, we recently launched the Dayforce Software Partner Platform, which enables certified third party software vendors to integrate easily with the Dayforce platform. These initiatives expand our distribution reach and provide additional value to our customers.

•	Address the unique changing workforce requirements of the gig economy: The rise of the gig economy has led to the expectation of same-day onboarding and payments for independent freelancers. We believe the on-demand economy, which is part of the broader contingent workforce market, is expected to account for over 40% of the workforce by 2020 in the United States. We believe that our real-time pay and scheduling capabilities and native mobile applications position us well to capitalize on this growing opportunity.

•	Promote our culture as a unique differentiator: Our culture combines the agility and innovation of a start-up with a history of deep domain and operational expertise. We focus on our culture and on employee engagement as we believe it helps us to attract, to engage, and to retain top talent who create successful outcomes for our customers, which we believe results in growth through strong customer retention and new customer referrals. In 2017 alone, we have received over 20 awards recognizing our culture, including Glassdoor’s Top 100 Best Places to Work (Canada and United States), Great Places to Work (Canada and United States), Canada’s Top 100 Employers, and recognition by the Brandon Hall Group as Best Advance in Corporate Culture Transformation.

The Dayforce Platform

Dayforce, our flagship cloud HCM platform, is a single application that offers a comprehensive range of functionality, including global HR, payroll, benefits, workforce management, and talent management on web and native iOS and Android platforms. We designed Dayforce to solve fundamental HCM challenges by enabling logical, unified workflows across domains, unencumbered by the constraints of individual modules. Key functionality of our Dayforce platform includes Human Resources, Payroll and Tax, Benefits, Workforce Management, and Talent Management.

Dayforce Home Screen

Dayforce Mobile Home Screen

Human Resources: Dayforce Human Resources functionality provides customers with a single, complete record for all employees. Our HR functionality is centered on a comprehensive, flexible workflow engine that streamlines and automates administrative tasks, resulting in lower overhead costs and increased productivity. Employees are empowered to update their own information, subject to configurable approval processes, enabling HR departments to operate more efficiently. In addition, the wealth of demographic data collected as part of the HR record, combined with transactional data from our platform, enable us to provide business-level managers, HR and payroll administrators, and executive leadership with timely, relevant, and reliable information in easy-to-access dashboards and with predictive analytics that help guide strategy and decision-making.

Dayforce Organizational Chart View

Global Compliance: Dayforce enables customers to better maintain compliant HR processes for their global workforce. In addition to supporting data tracking requirements for personnel records globally, Dayforce includes functionality to meet complex employment eligibility requirements. Dayforce also facilitates the automated generation of required government reports, such as Occupational Safety and Health Administration and Equal Employment Opportunity reporting.

Payroll and Tax: Our payroll capabilities provide customers with the tools needed to accurately and compliantly manage their payroll processes. Dayforce Payroll replaces traditional batch-driven payroll systems with a real-time cloud solution that significantly reduces payroll processing times through automation and flexible workflows. Customer references observe that Dayforce has completely transformed the way they process payroll because of the elimination of batch and serial processes as a result of our continuous calculation of net pay as time data are captured.

Dayforce Payroll Summary View

Pay Run Management: Through our platform, users in the United States, Canada, and the United Kingdom are able to make updates to time and pay in real-time. Dayforce does not require data interfaces between time and attendance to payroll. As a result, Dayforce enables users to make updates to time and pay at any point during the pay period and to provide immediate access to audits that validate the quality of payroll before it is processed. Additionally, since Dayforce does not rely on any serial or batch processes, users can manage payroll and make edits across countries and pay periods simultaneously on a single screen, resulting in further efficiency.

ConnectedPay: In countries where we do not currently offer localized payroll, Dayforce ConnectedPay provides payroll aggregation features that allow an organization to have a centralized view of their global payroll. ConnectedPay automates the data exchange with in-country payroll providers and provides a consistent self-service experience for employees to view earnings statements and associated payroll documentation.

Tax Management: Dayforce calculates, withholds, and files payroll related taxes in the United States and Canada as part of our localized payroll offering. Tax rates are automatically updated in Dayforce as changes take effect, and tax calculations for employees and employers are updated in real-time with the appropriate effective date for employee records. We believe that Dayforce’s capability to seamlessly address the complex multi-jurisdictional tax needs of frequent business travelers is a significant competitive advantage.

Benefits: Dayforce Benefits provides a seamless user experience from enrollment to ongoing administration. With data connections to over 200 coverage providers, Dayforce solves one of the complex challenges of benefits management by ensuring that the data contained in an organization’s HCM platform are always in sync with the coverage provider’s data.

Dayforce Benefits Enrollment View

Enrollments: Dayforce provides a guided process with rich decision support tools for employee benefit enrollment. As enrollments are completed, Dayforce automatically sends the updated information to the carriers, ensuring that employees’ and their dependents’ coverage is accurate and up-to-date. Additionally, the corresponding payroll elections are automatically updated in real-time based on the effective dates of the enrollment.

Life Events: Dayforce automatically triggers benefit enrollments based on employee life events, such as getting married, having a child, or moving to a new address. For example, when new dependents are added to an employee’s profile, Dayforce automatically distributes a new benefit enrollment, allowing the employee to update her relevant benefit plans.

Administration: Dayforce enables organizations to configure their benefit plan setup to meet the specific needs of their organization. For example, organizations can dynamically change the eligibility criteria for a given benefits enrollment option, new hire waiting periods for enrollment, and organization-wide enrollment dates. Moreover, customers are provided with detailed reporting that helps them to understand benefit plan adoption and projected costs.

ACA Administration: Dayforce manages the eligibility, affordability, and reporting requirements of ACA and streamlines the processes to auto-populate COBRA details for export, reducing effort and improving accuracy. The ACA year end functionality produces and files federal forms and provides metrics and visibility to the appropriate users.

Workforce Management: Dayforce Workforce Management provides functionality to help organizations manage their workforces, improve operational efficiency, and enhance compliance by configuring the system to meet complex labor and employment rules and policies.

Dayforce Schedule Builder View showing Schedule Efficiency Score and Curve

Time & Attendance: Dayforce empowers organizations to quickly and accurately track time and attendance and to calculate gross pay while complying with complex Federal, State/Provincial, local, and union regulations globally. We offer multiple options for time collection, including mobile and web-based time clocks, physical time clocks, and online timesheets.

Scheduling: Dayforce provides front-line managers with a tool to schedule employees based on the organization’s labor requirements, labor availability, and budget constraints in compliance with laws, regulations, and organizational policies. Managers have visibility into employee preferences and availability as they build and edit schedules; and real-time warnings are triggered if a schedule violates any organizational or compliance rules applicable and configured for the client, such as shift duration or rest requirements. Our automated scheduling functionality includes an optimization engine that leverages data from a wide-range of sources, while adhering to client applicable and configured compliance rules and employee availability.

Absence Management: Self-service capabilities enable employees to request time away and managers to review and to approve requests. Absences are validated against organizational policies,

such as balances and black-out periods, and approved time off is automatically reflected in schedules and time cards.

Dayforce Touch: Dayforce Touch is a touch-enabled time clock developed and maintained in-house. In addition to supporting traditional biometric, RFID, bar code, and magnetic stripe identifiers, Dayforce Touch supports facial recognition. Dayforce Touch includes built-in self-service capabilities that enable employees without access to a personal computer or mobile device to perform common functions, such as viewing their schedules, requesting time off, approving their time cards, and viewing their messages.

Labor Planning: Our labor planning engine uses large volumes of historical data, such as sales, transactions, and shipments to generate labor forecasts, expressed in both dollars and hours, based on a customer’s defined business model for allocating human resources. Labor planning data tie directly into the scheduling tool, enabling managers to align schedules with corporate financial targets to improve efficiency and employee productivity.

Task Management: Task Management enables organizations to easily create and to assign tasks to specific business units, locations, departments, or individuals.

Talent Management: Dayforce Talent Management enables organizations to attract, to engage, to develop, and to motivate their workforce. Our approach to Talent Management is to drive employee engagement by providing a holistic talent experience centered on the individual.

Dayforce Compensation Management—Merit Increase View

Recruiting: Dayforce creates a simplified, streamlined, and user-friendly recruiting process for candidates, hiring managers, and recruiters, enabling organizations to find and to hire best-fit candidates. Dayforce includes a configurable candidate portal that integrates with the employment search engine, Indeed, to ensure that the job search experience is seamless for both the employee and the employer. Dayforce also integrates with background screening services to enable recruiters to perform all candidate screening and management activities within Dayforce.

Onboarding: Dayforce enables organizations to manage onboarding for both new hires and existing employees that move to new roles. Our onboarding functionality manages critical compliance requirements, provides an engaging experience to align employees to an organization’s culture and values, and helps to foster an immediate sense of belonging for new employees.

Performance Management: Our performance management capabilities enable customers to effectively manage and to reward the performance of their employees. Our user experience is centered on “conversations,” which enable all members of the organization to provide feedback on goals, competencies, or daily activities. All feedback received throughout an evaluation period is clearly visible to employees, managers, and peers as they complete their performance reviews to align performance reviews and coaching with the relevant feedback.

Compensation Management: Dayforce provides front line managers with information, guidelines, and tools to make better compensation decisions by combining data across all domains of HCM. Dayforce includes prescriptive tools to automate the allocation of compensation based on a combination of factors, including employee performance levels, gender pay equality, and budgetary guidelines.

Learning Management: Dayforce provides a comprehensive tool for managing employee development, while also enabling clients to easily track compliance requirements for certification and recertification. Our learning platform includes e-learning, classroom, and virtual training and reporting capabilities to provide managers visibility into the skills acquired by their team members.

TeamRelate: Dayforce includes a tool for managers that proposes situational, prescriptive actions based on the specific communication needs of each employee. With TeamRelate, managers are empowered to be more effective coaches, fostering greater employee engagement and more rapid development.

Other Dayforce Functionality:

Document Management: Dayforce includes Human Resources-specific document management capabilities which aid our customers with a significant area of compliance risk. Document visibility is controlled by our robust security model for employee personnel data to protect PII and other sensitive information.

Messaging: Dayforce includes built-in messaging capabilities for the entire enterprise. Dayforce messaging provides every user with access to an organization-wide message center, which fosters improved collaboration, communication, and overall employee engagement throughout the organization.

Third Party Functionality:

To augment and complement the application, Dayforce uses ancillary services for functions such as displaying the location of a job, background check services, playing and tracking learning materials, and posting jobs to job boards.

Additional Products and Services

Powerpay

We offer Powerpay for Canadian organizations with fewer than 100 employees. Powerpay is a cloud platform that provides scalable and straightforward payroll and HR solutions. Specifically designed for small businesses, Powerpay enables clients to pay their employees accurately and on-time. Powerpay is a market leader in Canada, and as of December 31, 2017, Powerpay had over 38,000 accounts and processed over 25.9 million payments, totaling over $31.5 billion in 2017.

Bureau

Our Bureau solutions offer payroll and payroll-related services using legacy technology. We invest in maintenance and necessary updates to support our Bureau customers. We generally ceased marketing our Bureau solutions to new customers in the United States in 2012 and in Canada in 2015, and continue to convert Bureau customers to our Dayforce platform.

LifeWorks

We also offer an employee engagement platform that delivers employee assistance programs, social recognition, exclusive perks and discounts, a private social network, employee and corporate wellness programs, and employee engagement analytics in the United States, Canada, and the United Kingdom directly by the LifeWorks joint venture, and in many other countries around the world through LifeWorks’ network of providers.

Our Customers

Dayforce is designed to serve organizations with 100 to over 100,000 employees across multiple industries. The Dayforce customer base has increased from 482 as of December 31, 2012 to 3,001 customers live on the platform in 2017. In addition, we had over 500 net new Dayforce customers contracted, but not yet live on Dayforce as of December 31, 2017. We expect the majority of these Dayforce customers to be taken live in 2018. For 2017, our 3,001 live Dayforce customers represented over 2.5 million active users. Small-sized businesses accounted for 13% of the total number of active customer employees, mid-sized businesses accounted for 31% of the total number of active customer employees, and enterprise-sized businesses accounted for 56% of the total number of active customer employees. We define a customer as a single organization, such as a company, a non-profit association, an educational institution, or government entity. We also have over 38,000 Powerpay accounts. No single customer accounts for more than 1% of our HCM revenues. The following table sets forth the number of live Dayforce customers at the end of the year presented:

The customers listed below highlight how Dayforce is used across organizations of different sizes and industries.

99 Cents Only Stores LLC	Longo Brothers Fruit Markets Inc.
Blue Man Productions, LLC	Molson Coors Brewing Company
Buehler’s Fresh Foods	Morneau Shepell Limited
Canada Mortgage and Housing Corporation (CMHC)	OMERS Administration Corporation
Creative Solutions in Healthcare, Inc.	Petco Animal Supplies Stores, Inc.
Cushman & Wakefield, Inc.	Red Bull North America, Inc.
DPI Specialty Foods, Inc.	Reliance Steel and Aluminum Co.
Farm Credit Foundations	Rubio’s Restaurants Inc.
Guardian Industries Holdings LLC	Springbrook NY, Inc.
Guitar Center, Inc.	The Hanover Insurance Group, Inc.
Hawaiian National Bank	The Houston Texans
Hibbett Sporting Goods Inc.	The Peninsula Metropolitan YMCA
Kern Health Systems, Inc.	Trader Joe’s Company
Lindamood-Bell Learning Processes	Wieden + Kennedy, Inc.

Customers Case Studies

These case studies describe some of the benefits that different organizations have realized from Dayforce across different industries, including, but not limited to, entertainment, retail, healthcare, hospitality, and non-profit.

Situation: Blue Man Group, a world-famous performance art organization that has entertained more than 35 million people in over 25 countries worldwide, was using an outdated legacy HCM system and manual HR processes that placed undue burden on their company members. They knew they needed to streamline their HR and payroll processes so staff could focus on what’s important: putting on a performance that connects with the audience and inspires people.

Solution and benefits: Blue Man Group began using Dayforce in 2016 for staff scheduling, timesheets, and payroll. Dayforce is now used to manage schedules for much of the company’s hourly staff. Key benefits include:

•	Improved scheduling. Dayforce ensures Blue Man Group can build a schedule that addresses the dynamic nature of the entertainment industry and the company’s staffing, while ensuring there is always adequate coverage – not only in total number of people required, but also at the departmental level.

•	Improved user experience. The Dayforce mobile app puts the power of HCM in the hands of Blue Man Group staff members to access schedule details. That easy-to-use, hands-on user experience has helped with system adoption, especially in terms of time sheets and scheduling.

•	Reduced payroll processing time. Dayforce allowed Blue Man Group to eliminate many redundant processes. Company payroll administrators also saw a near-immediate improvement in the time it took to process payroll.

Situation: In 2014, E&H Family Group (E&H), the parent company for E&H Ace Hardware and Buehler’s 13 full-service grocery stores*, was notified that its on-premise platform would no longer be supported and would require an expensive hardware and software upgrade to achieve functionality. The company elected to find a more efficient cloud-based solution for HCM that would automate HR processes and overcome limitations of their aging system. As the parent company of two uniquely different retail operations, E&H needed a solution with a robust platform that would accommodate both lines of business and scale to the complexities of a growing organization.

Solution and benefits: The company began its search for a new vendor in March 2014. After an in-depth analysis, E&H selected Dayforce in December 2014, with installation scheduled for mid-April and full deployment in July of 2015. Dayforce allowed E&H to move from a legacy system to a more efficient single-source cloud application with improved reporting and analytics. Key benefits included:

•	Cost savings. Upgrade costs of nearly $500,000 to bring E&H’s legacy system up-to-date were eliminated, and annual fees were reduced by 20% with the implementation of Dayforce. The position of project manager for the legacy system was eliminated, saving $130,000 per year. External IT support was also dispensed with, along with the costs of two full-time staff needed to support the legacy system. Additionally, the company could offer more employee benefits because of the costs saved with the Dayforce application.

•	Return on investment. The company saw a ROI of 216%, with a payback of only four months and an average annual benefit of $1.8 million.

•	Improved strategic decision making. Actionable data analytics and enhanced reporting capabilities across the organization allow senior executives and managers to make decisions based on accurate data, in real time.

•	Increased efficiencies. The reduction of manual processes, shortened payroll processing times, decreased payroll errors, and boosted employee confidence and satisfaction.

*	In October 2017, E&H Family Group sold its 13-store Buehler’s supermarket chain to its employees, which now operate as Buehler’s Fresh Foods.

Situation: In early 2012, Creative Solutions in Healthcare, Texas’s largest owner-operated long-term health care company, determined that it needed a more efficient payroll application to support the growth of the company, standardize reporting, and ease compliance with multiple federal and state agencies. Since each of the company’s facilities operate as an individual legal entity with proprietary coding, consolidated reporting was difficult. Furthermore, rapid growth meant accurate reporting and compliance were increasingly becoming a challenge.

Solution and benefits: Creative Solutions in Healthcare began the implementation of Dayforce Time and Attendance, HR, Payroll, and Benefits in the third quarter of 2012. Ceridian offered support throughout the deployment, especially as the employer scrubbed and migrated the necessary data from existing legacy systems. Key benefits of the project include:

•	Increased productivity. Dayforce has enabled Creative Solutions in Healthcare to reduce time spent by staff on clerical issues. The ability to access real-time data increased productivity for accounting and direct care staff, allowing them to focus on the delivery of quality resident care.

•	Cost savings. Creative Solutions in Healthcare eliminated the license maintenance fees and cost of staff time that was previously spent supporting the legacy accounting and payroll applications.

•	Control. The management team now has control over scheduling and payroll, which are essential in a labor-intensive operation such as Creative Solutions in Healthcare. Management now receives accurate data in real-time and can now make more informed decisions.

Situation: Rubio’s Coastal Grill, a coastal-inspired casual dining restaurant chain specializing in Mexican-inspired seafood, sought to overcome the limitations of its previous HCM application. It needed to seamlessly migrate from a manual, paper-based HR system to an efficient cloud-based application, with minimal disruption to their operations. In addition to eliminating the existing paperbased system, Rubio’s needed a solution that would provide self-service portals for employees, deliver accurate and actionable analytics, and manage the complexity of hourly team members in many different locations.

Solution and benefits: Rubio’s determined that Dayforce was the most robust and efficient solution for their environment. The company started the deployment in 2016, taking approximately 11 months from start to finish. The automated and streamlined Dayforce solution enabled Rubio’s to eliminate manual processing and speed information flow. Key benefits of the project include:

•	Cost savings. By eliminating manual processing and the associated paper costs, the company markedly reduced the incidence of redundant information and misfiled documents. The single source solution has also reduced data entry times and the risk of human error while entering information.

•	Employee self-service. The Dayforce application has improved employee access to: personal data, scheduling, shift swapping, and payroll information.

•	Improved productivity. Managers can now focus their time on value-added activities such as customer service and increasing sales with the time saved with the automation of HR services.

Situation: Springbrook, a non-profit state-certified organization dedicated to helping people with intellectual and developmental disabilities, was using a legacy HR system that lacked core functionality. Processes were not streamlined, there was significant manual data integration required, and data was not always recorded properly. This resulted in duplicate or missing forms, lost productivity, and challenges in meeting compliance regulations and reporting requirements.

Solution and benefits: Springbrook implemented Dayforce in 2015, including modules for HR, Workforce Management, Document Management, Dashboards, Onboarding, and Recruiting. The Dayforce solution provides Springbrook with a single application and one user record, offering the organization a one-stop-shop for managing the complete lifecycle of an employee, for time capture, check printing, and W2s. Key benefits include:

•	Improved payroll processing time. Springbrook has reduced the workload of its payroll and management departments, decreasing payroll processing time from two days to two hours.

•	Improved decision-making. Better access to data has allowed for faster, more informed decision-making. For example, Dayforce was invaluable in enabling Springbrook to implement an across-the-board pay raise for its direct support professionals, positioning the organization as a leader in compensation for its industry in the state of New York.

•	Reduced manual processes. Springbrook has eliminated paper and manual processes, going from paper-based to digital. There is now one record and one user experience across all processes.

Sales and Marketing

We sell our Cloud solutions through a direct sales force and a variety of third party channels, organized by customer size and geography. We market Dayforce to organizations with more than 100 employees. We market Powerpay to organizations with fewer than 100 employees in Canada. The majority of our revenue growth comes from new customers, but we also have a small, dedicated account management team focused on serving the needs of our Bureau customers and helping them to migrate to our Dayforce platform.

We generate customer leads, accelerate sales opportunities, and build brand awareness through our marketing programs, outbound business development efforts, and partner network. We believe that much of our sales success is attributable to our differentiated Dayforce platform, our ability to generate high customer return on investment, and our reputation for an above-average level of customer satisfaction.

Our principal sales and marketing efforts include:

•	Our website, which provides application and company information, as well as educational opportunities for potential customers;

•	Territory development representatives, who make cold calls and respond to incoming leads to convert them into new sales opportunities and to develop relationships with targeted accounts in each territory;

•	Customer programs and events, including regional user group meetings, HCM summits, and our online customer community; and

•	Integrated marketing campaigns, including direct e-mail, online web advertising, blogs, and webinars.

Customer Experience

We believe that our growth and success as an organization is tied to the success of our customers. We build deep relationships with our customers to understand their needs, to help them create value for their businesses. Success in our industry is characterized by long-term customer relationships, and the experience customers have with us extends well beyond our innovative products and services.

The following sections describe our customer experience offerings for Dayforce:

Implementation and Professional Services

Our internal implementation team leverages proprietary onboarding technology for new customer activation and professional services work. Our internal team is supplemented by a small number of third party services partners. Our implementation services include solution configuration and activation for new customers. Professional services include add-on implementation services for existing customers, ongoing product configuration changes when the customer does not have the resources to do it themselves, product usage consulting and a variety of additional services, such as report writing, usage audits, and process improvement. We have developed proprietary tools to help us to deliver consistent, high-quality services to our customers. For example, Activate, an implementation toolset, uses robotic process automation and data analytics to guide customers through their implementation, with a focus on training and testing. We see significant benefits from the Activate technology, including 50% reduction in implementation effort and cycle times, 30% faster ticket resolution times, along improved customer satisfaction scores. We believe that our technology-driven approach to implementation and professional services differentiates us in the marketplace and will help drive future margin expansion.

Activate Implementation Dashboard

We also offer our customers a variety of training programs and tools, including organizational readiness tools, instructor-led training, custom training, and e-learning courses, to help our customers maximize the value of their Dayforce investment.

Customer Support

Our global customer support organization provides 24/7 application support from offices across North America and in the United Kingdom and Mauritius. Our support function is organized into specialized pods of approximately 18 representatives with deep domain expertise across our platform. These pods are grouped by customer and product type to provide a combination of deep product knowledge, consistent relationships, and high availability. Consistent with our technology-driven approach, we also equip the support team with proprietary tools to provide more effective support services. For example, our Configuration Validation Tool runs more than 400 tests on customer configurations to identify potential issues, and our Payroll Commit Dashboard identifies upstream payroll processing issues and enables our support representatives to proactively reach out to customers before issues arise.

Customer Success

The customer success team helps customers maximize the value of their Dayforce solution and their overall relationship with us. Our award-winning XOXO Customer Success Program includes a customer success manager who is dedicated to engaging customers from contract signing through go-live, and providing ongoing support. Additionally, the XOXO Customer Success Program is a global customer community which provides an online portal and a wide variety of events and opportunities for customers to network with one another, share best practices, and build relationships with Ceridian experts.

Technology, Hosting, and R&D

Technology and innovation are at the core of Ceridian. Our ability to innovate is critical to our success, and every member of our senior leadership team is actively involved in technology discussions. Our innovation and development process is customer-driven. We work directly with customers to understand their needs and to deliver solutions that address their challenges through the lens of the entire user experience, without being constrained by individual modules or applications.

Our research and development team is responsible for the design, development, and testing of our applications. Our modern cloud technology stack, agile design and development methodology, and efficient software deployment process enable us to innovate quickly in response to industry trends. We believe that our research and development function is a competitive advantage that enables us to innovate faster and more efficiently than our competitors, while simultaneously delivering better solutions for our customers. For the years ended December 31, 2017 and December 31, 2016, our investment in software development was $51.8 million and $39.5 million respectively, including $26.0 million and $21.4 million in capitalized software development and $25.8 million and $18.1 million in research and development.

We host our applications and serve all of our customers from data centers operated by third party providers, primarily NaviSite, in Boston, Massachusetts; Redhill, England; Santa Clara, California; Toronto, Canada; Vancouver, Canada; and Woking, England. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Additionally, we host our internal systems through data centers that we operate and lease or own in Atlanta, Georgia; Fountain Valley, California; Louisville, Kentucky; St. Petersburg, Florida; and Winnipeg, Canada.

Our global cloud hosting model is an internationally portable model based on industry standard technology. Our modern deployment model enables a common code base to be shared across all customers. Reflecting our deployment capabilities, 99% of our Dayforce customers are on the most recent version of Dayforce. In addition, Dayforce is architected for elastic capacity and can scale with the virtual provision of resources on demand.

Competition

The market for HCM technology solutions is rapidly changing, with legacy service bureau and on-premise software providers facing increased competition from emerging cloud players. We currently compete with firms that provide both integrated and point solutions for HCM. Legacy payroll service providers, such as ADP, provide HCM solutions primarily through service bureau models. These vendors often have more in-house resources, greater name recognition, and longer operating histories than Dayforce and may seek to expand their cloud offerings through acquisition or organic product development. We also compete with cloud-enabled client-server HCM providers, such as Ultimate Software. These companies, whose products were developed over 20 years ago as on-premise solutions, have modified and redeployed their platforms as hybrid SaaS offerings. This has allowed them to transition their business model to offer hosted and cloud solutions, resulting in significantly larger customer bases. More recently, we face competition from modern HCM providers, such as Workday, whose solutions have been specifically built as single application platforms in the cloud. In addition, we also face competition from large, long-established enterprise application software vendors, such as Oracle and SAP SE. These companies are seeking to expand their cloud offerings through both acquisition and internal development efforts. We also compete with point solutions, such as Kronos for workforce management and Cornerstone OnDemand for talent management.

We believe the principal competitive factors in our market include the following:

•	Breadth and depth of product functionality;

•	Scalability and reliability of applications;

•	Robust workforce management;

•	Comprehensive tax services;

•	Modern and intuitive technology and user experience;

•	Multi-country and jurisdiction domain expertise in payroll and HCM;

•	Quality of implementation and customer service;

•	Integration with a wide variety of third party applications and systems;

•	Total cost of ownership and ROI;

•	Brand awareness and reputation;

•	Pricing; and

•	Distribution.

We believe that we compete favorably across these factors. Our ability to remain competitive will largely depend on the success of our continued and disciplined investments in research and development, implementation, and customer success, coupled with a consistent commitment to go-to-market excellence.

Employees and Culture

Highly Engaged Workforce

As of December 31, 2017, we had 4,212 active employees, including 3,645 in North America, Europe, and Australia, and 567 in Mauritius. We also engage temporary employees and consultants when needed to enhance our workforce. None of our employees are represented by a labor union, and we have never experienced any work stoppages. We consider the relationships we have with our employees to be excellent. We place tremendous strategic emphasis on our people and our engagement levels. Our fundamental belief is that, when employees are engaged, they produce great products and provide world-class service that delights our customers. We believe that our highly engaged workforce is a competitive advantage and we will continue to focus on employee engagement as a core driver of our business success.

Values and our Promise to Customers

Ceridian’s brand promise is “Makes Work Life Better.” We deliver on our brand promise by living our values, which are customer focus, transparency, diligence, optimism, and agility. These values reflect who we are and serve as a roadmap for how we plan to achieve our goals as an organization:

•	Customer Focus: We listen to our customers with empathy, and we care about them. We win when our customers win. We focus on delivering employee engagement, satisfaction, and productivity to our customers. We celebrate success as a team.

•	Transparency: We are open in the way we communicate and the way we do things. Integrity and accountability drive our behavior.

•	Diligence: Preparation and planning is vital to our success. We establish goals and standards to measure our success against them. We focus on repeatability and reliability.

•	Optimism: Optimism is planned behavior that leads to success. It begins with preparation. Preparation leads to knowledge, knowledge leads to confidence, and confidence creates success.

•	Agility: We are flexible and innovative. We confront all challenges with enthusiasm. We encourage change in order to achieve success.

Culture

Ceridian believes in diversity and equality for all people and fosters a culture that engages and celebrates our employees. In 2017, we were recognized with over 20 awards related to our company culture and workplace experiences, including Glassdoor’s Top 100 Best Places to Work (Canada and United States), Great Places to Work (Canada and United States) and Brandon Hall’s award for Best Advance in Corporate Culture Transformation.

Ceridian combines the agility and innovation of a start-up with a history of deep domain and operational expertise. As a founder-led organization, we focus on agility, innovation, strong technical leadership, and thoughtful, scalable processes. This culture of excellence fosters creativity and ownership at the grassroots level, with many of our most transformational solutions originating with frontline employee ideas. These are key factors in our emphasis of the selection, development, and retention of top talent in all roles.

Ceridian Cares

At Ceridian we have always given back to our communities. In 2013, we made a commitment to do that in a very direct and meaningful way, through establishing our own charity, Ceridian Cares. Ceridian Cares provides grants from employee-raised funds directly to families and individuals in need in our communities. 100% of employee donations go towards grants, and we cover the program’s operational and administrative costs. In addition to donating to Ceridian Cares, employee volunteers also operate the various local chapters, reviewing grant applications, distributing grants, and engaging staff in fundraising and awareness activities. Presently, there are over 20 Ceridian Cares chapters, staffed by over 200 employee volunteers across the company.

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary technology and intellectual property. We rely on a combination of copyrights, trade secrets, and trademarks, as well as confidentiality and nondisclosure agreements and other contractual protections, to establish and to safeguard our intellectual property rights. We require our employees, consultants, and other third parties to enter into written confidentiality agreements. Further, we require certain employees, consultants and other third parties to execute intellectual property agreements. We also have various processes and systems that control access to software, documentation, and other proprietary information. Although we rely on intellectual property rights, including copyrights, trade secrets, and trademarks, as well as contractual protections, to establish and to safeguard our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new functionality and features; and frequent enhancements to our applications are more critical to establishing and to maintaining our technology leadership position.

Facilities

Our corporate headquarters is located in Minneapolis, Minnesota, and consists of approximately 195,000 square feet of space.

We have major North American offices in: Atlanta, Georgia; Fountain Valley, California; Honolulu, Hawaii; Montreal, Canada; Ottawa, Canada; St. Petersburg, Florida; Toronto, Canada; and Winnipeg, Canada. In addition, we have offices in Glasgow, Scotland, and in Ebene, Mauritius. We lease all facilities, except for our St. Petersburg, Florida, facility, which we own. We believe that our current facilities meet our needs, and we are confident that we will be able to obtain additional space on commercially reasonable terms to accommodate future growth.

Legal & Regulatory

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or taken together have a material adverse effect on our business, financial condition or liquidity.

In September 1989, CDC became party to an environmental matters agreement with Seagate related to groundwater contamination on a parcel of real estate in Omaha, Nebraska, sold by CDC to Seagate. In February 1988, CDC entered into an arrangement with Northern Engraving Corporation and the Minnesota Pollution Control Agency in relation to groundwater contamination at a site in Spring Grove, Minnesota. In August 2017, we received notice of a mesothelioma claim related to CDC. See “Risk Factors—Risks Related to Our Business and Industry—Litigation and regulatory investigations aimed at us or resulting from actions of our predecessor may result in significant financial losses and harm to our reputation.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages, as of December 31, 2017, and titles of the individuals who will serve as our executive officers and members of our Board at the time of the offering. Certain biographical information with respect to those executive officers and directors follows the table.

Name	Age	Position
David D. Ossip	51	Chairman and Chief Executive Officer
Paul D. Elliott	52	President and Chief Operating Officer
Arthur Gitajn	65	Executive Vice President and Chief Financial Officer
Scott A. Kitching	48	Executive Vice President, General Counsel and Assistant Secretary
Ted P. Malley	51	Executive Vice President and Chief Revenue Officer
Lisa M. Sterling	44	Executive Vice President and Chief People and Culture Officer
Ozzie J. Goldschmied	40	Executive Vice President and Chief Technology Officer
Brent B. Bickett	53	Director
William P. Foley, II	73	Director
Thomas M. Hagerty	55	Director
Soren L. Oberg	47	Director
Ganesh B. Rao	41	Director
Gerald C. Throop	59	Director Nominee

David D. Ossip

Mr. Ossip is our Chairman and Chief Executive Officer, positions he has held since August 2015 and July 2013, respectively. Mr. Ossip joined the Company following of the Company’s acquisition of Dayforce Corporation in 2012, where he held the position of chief executive officer. Mr. Ossip is currently a director for Ossip Consulting Inc. and OSDAC Corp.

We believe that Mr. Ossip’s managerial and strategic expertise along with his deep knowledge of our industry make him well qualified to serve as a director.

Paul D. Elliott

Mr. Elliott is our President and Chief Operating Officer, positions he has held since April 2016. Prior to that, Mr. Elliott held the position of chief operating officer at two of our affiliate companies, first at Ceridian Canada where Mr. Elliott held the position from August 2009 to February 2013, and then at Ceridian HCM, Inc., where Mr. Elliott held the position from March 2013 to March 2016.

Arthur Gitajn

Mr. Gitajn is our Executive Vice President and Chief Financial Officer, positions he has held since October 2016. Prior to joining us, Mr. Gitajn held the position of chief financial officer for SAP Canada Inc. from July 2007 to January 2012 and from January 2015 to September 2016, and the position of chief financial officer of SAP’s Europe, Middle East, and Africa region from February 2012 to December 2014.

Scott A. Kitching

Mr. Kitching is our Executive Vice President, a position he has held since February 2016, and General Counsel and Assistant Secretary, positions he has held since December 2013. Prior to that time, Mr. Kitching held the position of executive vice president and general counsel at our affiliate subsidiary Ceridian Canada from May 2003 to December 2013.

Ted P. Malley

Mr. Malley is our Executive Vice President and Chief Revenue Officer, positions he has held since January 2018. Mr. Malley previously served as our executive vice president and chief customer officer from April 2016 to January 2018, and our senior vice president of customer success from October 2015 to April 2016. In addition, Mr. Malley served as our senior vice president of products from March 2015 to October 2015. Prior to joining the Company, Mr. Malley held the position of chief executive officer and chief technology officer of RelatedMatters, Inc. from March 2014 to March 2015. Prior to that, Mr. Malley served as vice president general manager for Ultimate Software from August 2001 to March 2014.

Lisa M. Sterling

Ms. Sterling is our Executive Vice President and Chief People and Culture Officer, positions she has held since March 2016. Ms. Sterling previously served as our vice president of product strategy from June 2015 to March 2016. Prior to joining us, Ms. Sterling was a partner and talent technology solutions leader at Mercer LLC from March 2013 to May 2015. Prior to that, Ms. Sterling served as the head of people engagement for Ultimate Software from February 2010 to March 2013.

Ozzie J. Goldschmied

Mr. Goldschmied is our Executive Vice President and Chief Technology Officer, positions he has held since October 2014. Mr. Goldschmied previously served as our senior vice president of research and development from February 2012 to September 2014. Mr. Goldschmied joined the Company following the Company’s acquisition of Dayforce Corporation in 2012, where he held the position of senior vice president of engineering.

Brent B. Bickett

Mr. Bickett has served as a director since November 2007. Mr. Bickett is currently the president of Cannae, a position he has held since June 2012. Mr. Bickett also holds the position of executive vice president of corporate strategy at FNF, which he joined in January 1999. Mr. Bickett currently serves as a director of American Blue Ribbon Holdings, LLC, and Colt Holdings, LLC. Mr. Bickett previously served as a director for Digital Insurance, Inc., J. Alexander’s Holdings, Inc., Old Remco Holdings, L.L.C., and Remy International, Inc.

We believe that Mr. Bickett’s extensive investment, management, transaction, and corporate strategy expertise make him well qualified to serve as a director.

William P. Foley, II

Mr. Foley has served as a director since September 2013. Mr. Foley currently holds the position of executive chairman at Black Knight, Inc., a position he has held since December 2014. Mr. Foley is also the managing partner at both RC Phase II Development, Ltd. and Rock Creek Cattle Company, LLC. In addition, Mr. Foley also serves as a director for Fidelity Information Services, Inc., Fidelity Newport Holdings, LLC, FNF, Foley Family Charitable Foundation, Foley Family Wine Holdings, Inc., Glacier Restaurant Group, LLC, Winter Sports, Inc., Epic Wines & Spirits, Inc., CF Capital Partners, and Black Knight Sports and Entertainment LLC. Mr. Foley previously served as a director for Cascade Timberlands, LLC and Remy International, Inc.

We believe that Mr. Foley’s depth and expertise in managing and, as a member of the board of directors, leading a variety of businesses across many industries make him well qualified to serve as a director.

Thomas M. Hagerty

Mr. Hagerty has served as a director since November 2007. Mr. Hagerty has also served as a director of FNF since 2005. In addition, Mr. Hagerty is a managing director of THL, which he joined in 1988. Mr. Hagerty also serves as a director of Black Knight, Inc., FleetCor Technologies Inc., Fidelity National Information Services, Inc., and ServiceLink Holdings, LLC. Mr. Hagerty previously served as a director for MoneyGram International, Inc., and First Bancorp.

We believe that Mr. Hagerty’s managerial and strategic expertise working with large growth-oriented companies as a managing director of THL, and his experience in enhancing value at such companies, along with his expertise in corporate finance make him well qualified to serve as a director.

Soren L. Oberg

Mr. Oberg has served as a director since November 2007. Mr. Oberg has also served as a managing director of THL since 1998. Additionally, Mr. Oberg currently serves as director for Prime Risk Partners Inc., System One Holdings LLC., and Hightower Advisors, LLC. Mr. Oberg previously served as a director for Grupo Corporativo Ono, S.A., Systems Maintenance Services, Inc., West Corporation, and CompuCom Inc.

We believe that Mr. Oberg’s experience addressing financial, strategic, and operating issues as a managing director of THL make him well-qualified to serve as a director.

Ganesh B. Rao

Mr. Rao has served as a director since November 2007. Mr. Rao is a managing director of THL, which he joined in 2000. Prior to joining THL, Mr. Rao worked at Morgan Stanley & Co. Incorporated in the mergers & acquisitions department. Mr. Rao is currently a director of Black Knight, Inc., MoneyGram International, Inc., Prime Risk Partners Inc., Ten-X, LLC, ServiceLink Holdings, LLC., and Hightower Advisors, LLC. Mr. Rao formerly served as a director for Nielsen Holdings N.V.

We believe that Mr. Rao’s managerial and strategic expertise working with large growth-oriented companies as a managing director of THL and his experience enhancing value at such companies make him well-qualified to serve as a director.

Gerald C. Throop

Mr. Throop currently serves as a director of NASDAQ Canada Inc., a wholly-owned subsidiary of NASDAQ Stock Market Inc.. Since 2011, Mr. Throop has worked independently as a private equity investor, director, and advisor to early stage companies. Prior to 2011, he spent 17 years in executive leadership positions in the securities and banking industry, including the position of executive vice president, managing director, and head of equities for both National Bank of Canada and Merrill Lynch Canada. Mr. Throop has served as either a member of the Board of Directors or the Chief Financial Officer of several companies that were Toronto Stock Exchange listed at the time of his service, including Workbrain Corporation, Toronto Stock Exchange, Call-Net Enterprises/Sprint Canada Inc., and Tie Telecommunications Canada Limited. Mr. Throop is a Chartered Public Accountant.

We believe that Mr. Throop’s financial, managerial, and investment experience make him well-qualified to serve as a director.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our Board. Our third amended and restated certificate of incorporation will provide that our Board will consist of between              and              directors. Contemporaneously with this offering, our Board will be composed of              directors.

Pursuant to the voting agreement, for so long as THL and Cannae collectively hold 50% or more of the then outstanding voting power, then THL and Cannae shall have the power to designate a total of five (5) directors to the Board. The allocation of the power to designate the five directors shall be determined by reference to the outstanding voting power held by Cannae. If THL and Cannae collectively hold 50% or more of the then outstanding voting power, then:

•	for so long as Cannae holds at least 12.5% of the then outstanding voting power, THL and Cannae shall have the power to designate (by mutual agreement) five (5) directors to the Board; and

•	for so long as Cannae holds at least 7.5% but less than 12.5% of the then outstanding voting power, THL shall be entitled to designate in its own right four (4) directors and Cannae shall be entitled to designate in its own right one (1) director; and

•	if Cannae holds less than 7.5% of the then outstanding voting power, THL shall be entitled to designate in its own right all five (5) directors and Cannae shall not be entitled to designate any directors.

Once THL and Cannae cease to collectively hold 50% or more of the then outstanding voting power, then each of THL and Cannae will be able to in their own right designate:

•	four (4) directors, for so long as it holds at least 40% of the then outstanding voting power;

•	three (3) directors, for so long as it holds at least 30% of the then outstanding voting power;

•	two (2) directors, for so long as it holds at least 20% of the then outstanding voting power; and

•	one (1) director, for so long as it holds at least 10% of the then outstanding voting power.

Our third amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of              directors, Class II will initially consist of              directors and Class III will initially consist of              directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our third amended and restated certificate of incorporation, will be             . The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our third amended and restated certificate of incorporation, will be             . The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our third amended and restated certificate of incorporation, will be             . See “Description of Capital Stock—Anti-takeover Provisions.”

Director Independence and Controlled Company Exemption

Following the completion of this offering and the concurrent private placement, the Sponsors will continue to beneficially own more than 50% of the voting power of our common stock. As a result, we are considered a “controlled company” under the NYSE listing standards. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. On this basis, we may avail ourselves of the “controlled company” exemption under the corporate governance rules of the NYSE. Accordingly, we will not be required to have a majority of “independent directors” on our Board as defined under the rules of the NYSE; nor will we be required to have compensation committee and a nominating and corporate governance committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Commission’s Rule 10A-3 and the NYSE, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing, and each of whom will be independent within one year of listing.

If at any time we cease to be a “controlled company” under the rules of the NYSE, our Board will take all action necessary to comply with the NYSE corporate governance rules, including as applicable, appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

Our Board has established an audit committee and will establish a compensation committee and a nominating and corporate governance committee prior to our shares being listed on the NYSE and TSX. Each committee will operate under a charter that has been approved by our Board and will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board. Following the completion of this offering and the concurrent private placement, the charter of each committee will be available on our website, www.ceridian.com.

Audit Committee. The primary purposes of our audit committee are to assist the Board’s oversight of, among other things:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence, and performance of our independent auditor; and

•	the performance of our internal audit function.

The audit committee is currently composed of Messrs. Bickett and Rao. Upon the consummation of this offering, and prior to the listing of our common stock, our audit committee will be composed of                 ,                  and                 .                  will serve as chair of the audit committee.                  qualifies as an “audit committee financial expert” as such term has been defined by the Commission in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that                  meets the definition of an “independent director” for the purposes of serving on the audit committee under applicable NYSE rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of the NYSE.

Compensation Committee. The primary purposes of our compensation committee will be to assist the Board in overseeing our management compensation policies and practices, including, among other things:

•	determining and approving the compensation of our executive officers; and

•	reviewing and approving incentive compensation awards to executive officers; and

•	make recommendations to the Board with respect to all equity-based compensation plans.

Upon the consummation of this offering, and prior to the listing of our common stock, our compensation committee will be composed of                  and                 .                  will serve as chair of

the compensation committee. We may avail ourselves of the “controlled company” exemption under the rules of the NYSE, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee will be governed by a charter that complies with the rules of the NYSE.

Nominating and Corporate Governance Committee. The primary purposes of our nominating and corporate governance committee will be to, among other things:

•	subject to the director designation rights of THC and Cannae under the voting agreement, make recommendations to the Board regarding nomination of individuals as members of the Board and its committees;

•	assist the Board with identifying individuals qualified to become Board members; and

•	determine corporate governance practices and related matters.

Upon the consummation of this offering, and prior to the listing of our common stock, we will establish a nominating and corporate governance committee comprised of                         ,                         , and                          .                          will serve as chair of the nominating and corporate governance committee. We may avail ourselves of the “controlled company” exemption under the rules of the NYSE, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE.

Indemnification of Directors and Officers

Our third amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors. A copy of the amended code will be available on our website located at www.ceridian.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

Our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE and TSX, which serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas, including Board composition, roles of the Chairman and lead independent director, director nominations and Board criteria, Board meetings and executive sessions, Board committees, management succession, Board compensation, expectations of directors, Board performance evaluations, and access to management and outside advisors. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See “Cautionary Note Regarding Forward-Looking Statements.” Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Overview

The discussion below includes a review of our compensation decisions with respect to 2017 for our “named executive officers,” or NEOs, namely our principal executive officer and our two other most highly compensated executive officers. Our NEOs for 2017 were:

•	David D. Ossip, our Chief Executive Officer;

•	Paul D. Elliott, our President and Chief Operating Officer; and

•	Arthur Gitajn, our Executive Vice President and Chief Financial Officer.

In 2017, we compensated our NEOs through a combination of base salary and annual cash bonuses as well as grants of stock options and restricted stock units under the terms of our 2013 Plan. Our executive officers are also eligible to receive certain benefits, which include defined contribution retirement plan contributions, life insurance and group health insurance (including medical, dental, long-term disability and critical illness), parking and fitness reimbursement.

Summary Compensation Table

The following table sets forth certain information for the fiscal year 2017 concerning the total compensation awarded to, earned by or paid to our NEOs.

Name and Principal Position	Salary (1)(2)	Bonus (1)(2)	Option Awards (3)	Share Awards (3)	All Other Compensation (2)(4)	Total (2)
David D. Ossip Chief Executive Officer	$517,063	$700,000	$7,875,000	$8,600,000	$31,941	$17,724,004
Paul D. Elliott President and Chief Operating Officer	$367,910	$538,271	$—	$—	$26,320	$932,501
Arthur Gitajn Executive Vice President and Chief Financial Officer	$318,193	$652,295	$145,111	$—	$22,986	$1,138,585

(1)	Represents annual salary and bonus amounts earned by each NEO in 2017 pursuant to the terms of the NEOs employment agreement. See “—Employment Agreements.”
(2)	Amounts in the Summary Compensation Table were converted to U.S. dollars from Canadian dollars, only if such amounts were paid to NEOs in Canadian dollars, based on the exchange rate as of December 31, 2017 of $1.2571 Canadian dollars per U.S. dollar.
(3)	Represents the aggregate grant date fair value of the share awards and option awards granted in 2017, computed in accordance with FASB ASC Topic 718. These values have been determined based on the assumptions set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Includes the following compensation for 2017:

Name	Retirement Plan Contribution	Health Benefits	Life Insurance Benefits	Parking Benefit	Fitness Subsidy
David D. Ossip Chief Executive Officer	$20,682	$8,606	$1,190	$1,463	$—
Paul D. Elliott President and Chief Operating Officer	$14,716	$10,128	$1,190	$286	$—
Arthur Gitajn Executive Vice President and Chief Financial Officer	$12,728	$8,819	$772	$508	$159

Outstanding Equity Awards as of December 31, 2017

The following table sets forth certain information about outstanding equity awards held by our NEOs as of December 31, 2017.

Name	Grant date	Option Awards						Share Awards
		Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of share awards that have not vested (#)		Market value of share awards that have not vested ($)
David D. Ossip Chief Executive Officer	11/01/2013	4,000,000	—	(1)	—	$8.4000	11/01/2023
	03/30/2016	3,496	10,486	(2)	—	$8.9400	03/30/2026
	03/20/2017	—	2,500,000	(3)	—	$8.6000	03/20/2027
	03/20/2017							1,000,000	(4)	$10,480,000	(5)

Paul D. Elliott President and Chief Operating Officer	10/21/2008	18,578	—	(6)	18,578	$6.7284	10/21/2018
	10/13/2009	3,715	—	(7)	3,715	$6.7284	10/13/2019
	06/06/2012	33,440	—	(8)	33,440	$6.7284	06/06/2022
	11/01/2013	248,000	—	(9)	—	$8.4000	11/01/2023
	06/01/2016	250,000	750,000	(10)	—	$8.3700	06/01/2026

Arthur Gitajn	12/31/2016	225,000	675,000	(11)	—	$8.4100	12/31/2026
Executive Vice President and Chief Financial Officer	04/27/2017	—	46,510	(12)	—	$8.6000	04/27/2027

(1)	Represents options to purchase 4,000,000 shares of common stock, which have vested over four years, with 25% vesting each year beginning November 1, 2014.
(2)	Represents options to purchase 13,982 shares of common stock, which will (i) vest over four years, with 25% vesting each year beginning March 30, 2017, provided that on each applicable vesting date, Mr. Ossip is still then employed by us, and (ii) immediately vest in full upon the occurrence of a change of control of our Company (the “Change of Control”), provided that at the time of the Change of Control, Mr. Ossip is still then employed by us.
(3)	Represents options to purchase 2,500,000 shares of common stock, which will (i) vest over four years, with 25% vesting each year beginning March 20, 2018, provided that on each applicable vesting date, Mr. Ossip is still then employed by us, and (ii) immediately vest in full upon the occurrence of the Change of Control, provided that at the time of, or in the previous ninety (90) days prior to, the Change of Control, Mr. Ossip is still then employed by us.
(4)	Represents restricted stock units, which will (i) vest over four years, with 25% vesting each year beginning March 20, 2018, provided that on each applicable vesting date, Mr. Ossip is still then employed by us, and (ii) immediately vest in full upon the occurrence of the Change of Control, provided that at the time of, or in the previous ninety (90) days prior to, the Change of Control, Mr. Ossip is still then employed by us.

(5)	There is no public market for the restricted stock units. For purposes of this disclosure, we have valued the restricted stock units as of December 31, 2017 based on the then-fair market value of the Company’s common stock of $10.48 per share.
(6)	Represents options to purchase (i) 18,578 shares of common stock, which will become fully vested upon the earlier to occur of the Change of Control or following the consummation of this offering, provided that (a) at the time of the Change of Control or at any time after this offering, the average price (calculated as the average of the high and the low trading prices for such day) (the “Average Price”) of our common stock over a consecutive 30 day period equals at least $13.46, and (b) at the time of the Change of Control or at the time of this offering, Mr. Elliott is still then employed by us, and (ii) 18,578 shares of common stock, which have vested over five years, with 20% vesting each year beginning October 21, 2009.
(7)	Represents options to purchase (i) 3,715 shares of common stock, which will become fully vested upon the earlier to occur of the Change of Control or following the consummation of this offering, provided that (a) at the time of the Change of Control or at any time after this offering, the Average Price of our common stock over a consecutive 30 day period equals at least $13.46, and (b) at the time of the Change of Control or at the time of this offering, Mr. Elliott is still then employed by us, and (ii) 3,715 shares of common stock, which have vested over five years, with 20% vesting each year beginning October 13, 2010.
(8)	Represents options to purchase (i) 33,440 shares of common stock, which will become fully vested upon the earlier to occur of the Change of Control or following the consummation of this offering, provided that (a) at the time of the Change of Control or at any time after this offering, the Average Price of our common stock over a consecutive 30 day period equals at least $13.46, and (b) at the time of the Change of Control or at the time of this offering, Mr. Elliott is still then employed by us, and (ii) 33,440 shares of common stock, which have vested over five years, with 20% vesting each year beginning June 6, 2013.
(9)	Represents options to purchase 248,000 shares of common stock, which have vested over four years, with 25% vesting each year beginning November 1, 2014.
(10)	Represents options to purchase 1,000,000 shares of common stock, which will (i) vest over four years, with 25% vesting each year beginning June 1, 2017, provided that on each applicable vesting date, Mr. Elliott is still then employed by us, and (ii) immediately vest in full upon the Change of Control, provided that at the time of the Change of Control, Mr. Elliott is still then employed by us.
(11)	Represents option to purchase 900,000 shares of common stock, which will (i) vest over four years, with 25% vesting each year beginning December 31, 2017, provided that on each applicable vesting date, Mr. Gitajn is still then employed by us, and (ii) immediately vest in full upon the Change of Control, provided that at the time of the Change of Control, Mr. Gitajn is still then employed by us.
(12)	Represents option to purchase 46,510 shares of common stock, which will (i) vest over four years, with 25% vesting each year beginning April 27, 2018, provided that on each applicable vesting date, Mr. Gitajn is still then employed by us, and (ii) immediately vest in full upon the Change of Control or following the consummation of this offering, provided that at the time of the Change of Control or at the time of this offering, Mr. Gitajn is still then employed by us.

Employment Agreements

We are currently party to employment agreements with each of our NEOs. The material provisions of each such agreement are described below.

David D. Ossip

In April 2012, we entered into an employment agreement with David D. Ossip, our Chief Executive Officer. The agreement provides for an indefinite term beginning on January 1, 2012. The agreement provides that Mr. Ossip would receive an annualized base salary, subject to annual compensation reviews by our Board. In 2017, Mr. Ossip’s base salary was $650,000 CAD (or $517,063 USD as of December 31, 2017). The agreement also provides that Mr. Ossip is eligible to receive an annual performance-based cash bonus based on Mr. Ossip’s performance. For the year ended December 31, 2017, Mr. Ossip earned $879,970 CAD (or $700,000 USD as of December 31, 2017) for his annual performance-based cash bonus, which represented 135% of his base salary.

In addition to the above, Mr. Ossip participates in the employee health and welfare, retirement and other employee benefits programs offered generally from time to time by the Company to its senior executive employees.

Either we or Mr. Ossip may terminate the agreement any time upon written notice or any time with 90 days’ prior written notice, respectively. We may terminate Mr. Ossip’s employment for death, “disability,” or “cause,” as defined in the employment agreement, by written notice to Mr. Ossip. Mr. Ossip may resign with prior written notice for “good reason.”

If we terminate Mr. Ossip’s employment without “cause” or Mr. Ossip terminates his employment for “good reason,” then we must provide Mr. Ossip with (i) an amount equal to 24 months of his annual base salary, (ii) an amount equal to two times the average bonus payment paid to Mr. Ossip for the immediately preceding two years, (iii) reasonable executive-level outplacement services for a period of up to 12 months, not to exceed $12,000 CAD (or $9,546 USD as of December 31, 2017) and (iv) continuation of certain employment related benefits for the period prescribed under the Employment Standards Act (Ontario).

In the event that Mr. Ossip’s employment is terminated due to his death, we must provide Mr. Ossip’s beneficiaries with (i) an amount equal to 12 months of his annual base salary, and (ii) a pro-rated bonus, if any, to which Mr. Ossip would have become entitled for the fiscal year in which his termination occurs based on actual performance. In the event that Mr. Ossip’s employment is terminated due to “disability,” we must provide Mr. Ossip with a pro-rated bonus, if any, to which Mr. Ossip would have become entitled for the fiscal year in which his termination occurs based on actual performance.

For purposes of the agreement, “good reason” means any act, or failure to act, or omission by the Company that would constitute at law in the Province of Ontario constructive dismissal of Mr. Ossip, including without limitation the occurrence of one or more of the following conditions, without Mr. Ossip’s consent: (i) any material adverse change in his duties, roles and responsibilities, (ii) any adverse change to Mr. Ossip’s line of reporting or (iii) the relocation of his principal place of employment by more than 40 kilometers; provided that any such condition will only constitute good reason if Mr. Ossip provides us with a prior written notice of his intent to resign for good reason (which notice must reference the definition of good reason in his employment agreement and include a description of the factors constituting the alleged good reason) and we have not remedied the alleged violations within 30 days of such notice.

For purposes of the agreement, “cause” means any event, act, or failure to act, or omission by Mr. Ossip which would constitute at law in the Province of Ontario cause for dismissal, including without limitation (i) conduct involving material theft or misappropriation of assets of the Company and its affiliates, (ii) fraud or embezzlement of a material nature against the Company and its affiliates, (iii) any material act of dishonesty, financial or otherwise, against the Company and its affiliates or (iv) any conviction of an indictable offense under the Canadian Criminal Code.

The agreement includes perpetual confidentiality provisions as well as provisions relating to assignment of inventions.

In addition, in March 2017, Mr. Ossip was granted options to purchase 2.5 million shares of the Company’s common stock and was granted restricted stock units relating to 1.0 million shares of the Company’s common stock (collectively, the “Equity Awards”). Such Equity Awards served as consideration for Mr. Ossip to enter into an Amended and Restated Restrictive Covenants Agreement with Ceridian Holding LLC, Ceridian LLC, Ceridian Canada Ltd. and Ceridian Dayforce Corporation, which became effective as of March 20, 2017 (the “Restrictive Covenants Agreement”). Under the Restrictive Covenants Agreement, Mr. Ossip has agreed, among other things, that subsequent to any termination, he will not engage in, consult for, or own more than 5% of any business that is similar to that of the Company’s business in any country that the Company does business for a period of 24 months subsequent to such termination. The Company may elect to extend such restriction period by a total of either 12 months or 24 months, so long as they pay Mr. Ossip a lump sum equal to his prior year’s base salary, plus $800,000 USD, for each year the restriction period is extended.

Paul D. Elliott

In April 2016, we entered into an employment agreement with Paul D. Elliott, our President and Chief Operating Officer. The agreement provides for an indefinite term beginning on April 20, 2016. The agreement provides that Mr. Elliott would receive an annualized base salary, subject to annual compensation reviews by our Board. In 2017, Mr. Elliott’s base salary was $475,000 CAD (or $377,854 USD as of December 31, 2017). The agreement also provides that Mr. Elliott is eligible to receive an annual performance-based cash bonus with a target amount of 80% of his annual base salary. During the year ended December 31, 2017, Mr. Elliott earned $475,000 CAD (or $377,854 USD as of December 31, 2017) for his annual performance-based cash bonus, which represented 100% of his base salary.

In addition, on October 1, 2013, the Company entered into a “Success Bonus Plan” with key employees of the Company as of that date, including Mr. Elliott. Under the terms of Mr. Elliott’s Success Bonus Plan, he is entitled to receive a cash bonus of $600,000 USD, fifty percent of which was paid upon signing his employment agreement in May 2016, twenty-five percent was paid on April 28, 2017, and the remaining twenty-five percent will be payable on April 30, 2018, subject to his continuous employment with the Company through April 20, 2018 (except as otherwise noted below).

In addition to the above, Mr. Elliott participates in the employee health and welfare, retirement and other employee benefits programs offered generally from time to time by the Company to its senior executive employees.

Either we or Mr. Elliott may terminate the agreement any time upon written notice or any time with 60 days’ prior written notice, respectively. We may terminate Mr. Elliott’s employment for death, “disability,” or “cause” by written notice to Mr. Elliott. Mr. Elliott may resign with prior written notice for “good reason.”

If we terminate Mr. Elliott’s employment without “cause” or Mr. Elliott terminates his employment for “good reason,” then we must provide Mr. Elliott with (i) an amount equal to 24 months of his annual base salary, (ii) a pro-rated bonus (at target level) for the fiscal year in which his termination occurs, (iii) reasonable executive-level outplacement services for a period of up to 12 months, not to exceed $12,000 CAD (or $9,546 USD as of December 31, 2017), (iv) continuation of certain employment related benefits for the period prescribed under the Employment Standards Act (Ontario) and (v) the remaining twenty-five percent of his cash bonus under the Success Bonus Plan which would have otherwise been payable to him on April 20, 2018.

In the event that Mr. Elliott’s employment is terminated due to his death, we must provide Mr. Elliott’s beneficiaries with (i) an amount equal to 12 months of his annual base salary, and (ii) a pro-rated bonus, if any, to which Mr. Elliott would have become entitled for the fiscal year in which his termination occurs based on actual performance. In the event that Mr. Elliott’s employment is terminated due to “disability,” we must provide Mr. Elliott with a pro-rated bonus, if any, to which Mr. Elliott would have become entitled for the fiscal year in which his termination occurs based on actual performance.

For purposes of the agreement, “good reason” means any act, or failure to act, or omission by the Company that would constitute at law in the Province of Ontario constructive dismissal of Mr. Elliott, including without limitation the occurrence of one or more of the following conditions, without Mr. Elliott’s consent: (i) any material adverse change in his duties, roles and responsibilities, (ii) any adverse change to Mr. Elliott’s line of reporting or (iii) the relocation of his principal place of employment by more than 50 kilometers; provided that any such condition will only constitute good reason if Mr. Elliott provides us with a prior written notice of his intent to resign for good reason (which notice must reference the definition of good reason in his employment agreement and include a description of the factors constituting the alleged good reason) and we have not remedied the alleged violations within 30 days of such notice.

For purposes of the agreement, “cause” means any event, act or failure to act, or omission by Mr. Elliott which would constitute at law in the Province of Ontario cause for dismissal, including without limitation (i) conduct involving theft or misappropriation of assets of the Company and its affiliates, (ii) fraud, embezzlement or an indictable offense under the Canadian Criminal Code, (iii) any material act of dishonesty, financial or otherwise, against the Company and its affiliates, (iv) intentional violations of law involving moral turpitude, (v) any material violation of the Company’s Code of Conduct and ethics policies, (vi) breach of Mr. Elliott’s obligations under any non-competition, non-solicitation or other similar agreement made with any member of the Company and its affiliates, or (vii) the continued failure by Mr. Elliott to attempt in good faith to perform his duties after receiving a written notice and a demand to rectify such failure within 60 days.

The agreement includes perpetual confidentiality provisions, a non-disparagement provision as well as provisions relating to assignment of inventions and non-competition and non-solicitation that apply during employment and two years thereafter.

Arthur Gitajn

In September 2016, we entered into an employment agreement with Arthur Gitajn, our Executive Vice President and Chief Financial Officer. The agreement provides for an indefinite term beginning on October 3, 2016. The agreement provides that Mr. Gitajn will receive an annualized base salary, subject to annual compensation reviews by our Board. In 2017, Mr. Gitajn’s base salary was $400,000 CAD (or $318,193 USD as of December 31, 2017). The agreement also provides that Mr. Gitajn is eligible to receive an annual performance-based cash bonus with a target amount of 80% of his annual base salary. During the year ended December 31, 2017, Mr. Gitajn earned $320,000 CAD (or $254,554 USD as of December 31, 2017) for his annual performance-based cash bonus, which represented 80% of his base salary. In addition, Mr. Gitajn received a signing bonus of $500,000 CAD (or $397,741 USD as of December 31, 2017) on June 30, 2017.

In addition to the above, Mr. Gitajn participates in the employee health and welfare, retirement and other employee benefits programs offered generally from time to time by the Company to its senior executive employees.

Either we or Mr. Gitajn may terminate the agreement any time upon written notice or any time with 90 days’ prior written notice, respectively. We may terminate Mr. Gitajn’s employment for death, “disability,” or “cause” by written notice to Mr. Gitajn. Mr. Gitajn may resign with prior written notice for “good reason.”

If we terminate Mr. Gitajn’s employment without “cause” or Mr. Gitajn terminates his employment for “good reason,” then we must provide Mr. Gitajn with (i) an amount equal to the sum of (a) 12 months of his annual base salary plus (b) his annual performance-based cash bonus (at target level), (ii) a pro-rated bonus (at target level) for the fiscal year in which his termination occurs, (iii) reasonable executive-level outplacement services for a period of up to 12 months, not to exceed $12,000 CAD (or $9,546 USD as of December 31, 2017), and (iv) continuation of medical, dental, and prescription healthcare coverage for up to 12 months.

In the event that Mr. Gitajn’s employment is terminated due to his death, we must provide Mr. Gitajn’s beneficiaries with (i) an amount equal to 12 months of his annual base salary, and (ii) a pro-rated bonus, if any, to which Mr. Gitajn would have become entitled for the fiscal year in which his termination occurs based on actual performance. In the event that Mr. Gitajn’s employment is terminated due to “disability,” we must provide Mr. Gitajn with a pro-rated bonus, if any, to which Mr. Gitajn would have become entitled for the fiscal year in which his termination occurs based on actual performance.

For purposes of the agreement, “good reason” means any act, or failure to act, or omission by the Company that would constitute at law in the Province of Ontario constructive dismissal of Mr. Gitajn, including without limitation the occurrence of one or more of the following conditions, without Mr. Gitajn’s consent: (i) a reduction of Mr. Gitajn’s base salary or bonus where certain exclusions apply, (ii) a material reduction in title, position, responsibilities or authority or (iii) the relocation of his principal place of employment by more than 50 kilometers; provided that any such condition will only constitute good reason if Mr. Gitajn provides us with a prior written notice of his intent to resign for good reason (which notice must reference the definition of good reason in his employment agreement and include a description of the factors constituting the alleged good reason) and we have not remedied the alleged violations within 30 days of such notice.

For purposes of the agreement, “cause” means any event, act or failure to act, or omission by Mr. Gitajn which would constitute at law in the Province of Ontario cause for dismissal, including without limitation (i) conduct involving theft or misappropriation of assets of the Company and its affiliates, (ii) fraud, embezzlement or an indictable offense, (iii) any material act of dishonesty, financial or otherwise, against the Company and its affiliates, (iv) intentional violation of law involving moral turpitude, (v) any material violation of the Company’s Code of Conduct and ethics policies, (vi) breach of Mr. Gitajn’s obligations under any non-competition, non-solicitation, or other similar agreement made with any member of the Company and its affiliates, or (vii) the continued failure by Mr. Gitajn to attempt in good faith to perform his duties after receiving a written notice and a demand to rectify such failure within 60 days.

The agreement includes perpetual confidentiality provisions, a non-disparagement provision as well as provisions relating to assignment of inventions and non-competition and non-solicitation that apply during employment and two years thereafter.

Potential Payments Upon Termination Of Employment Or Change Of Control

Our NEOs are entitled to receive severance payments upon termination of employment or change of control as provided in “—Employment Agreements.”

Director Compensation

Prior to this offering, our non-employee directors did not receive compensation for their services on our Board. Following this offering, we expect to pay our independent non-employee directors an annual retention fee of $200,000. The annual retention fee will be comprised of restricted stock units valued at $150,000 and $50,000 in cash, which the independent non-employee director may also elect to be paid in whole or in part in the form of additional restricted stock units. The chair of the audit committee will receive an additional annual fee of $20,000, and the chair of the compensation committee and chair of the nominating and corporate governance committee will each receive an additional annual cash fee of $             . Any cash fees will be paid in quarterly installments. In addition, all of our independent non-employee directors may be reimbursed for approved director education courses. Directors will also be reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at board and committee meetings and other board-related activities.

Equity Incentive Plans

Our Board adopted, and our stockholders approved, the 2013 Plan. Our Board adopted amendments to the 2013 Plan in March 2016, August 2016, December 2016 and March 2017. In

connection with this offering, our Board expects to adopt, and our stockholders expect to approve, the 2018 Plan prior to the completion of this offering. The 2018 Plan will authorize us to grant incentive awards to our employees, directors and consultants. The 2018 Plan will become effective prior to the consummation of this offering and a total of                 shares of our common stock will be reserved for issuance. We intend to file a registration statement on Form S-8 covering the shares issuable under the 2013 Plan and the 2018 Plan. The following is a summary of the material features of the 2013 Plan and the 2018 Plan.

2013 Plan

The 2013 Plan provides for the grant of options, share awards and other share-based awards to directors, employees, and consultants of the Company as well as any subsidiary or any affiliate of the Company.

The 2013 Plan is administered by our Board. Our Board has the authority to construe and to interpret the provisions of the 2013 Plan, to provide for any omission in the 2013 Plan, to resolve any ambiguity or conflict under the 2013 Plan, to accelerate vesting of or otherwise waive any requirements applicable to any award, to extend the term or any period of exercisability of any award, to modify the purchase price or exercise price under any award, and to establish terms or conditions applicable to any award. All actions taken and all interpretations and determinations made by our Board shall be final and binding upon all 2013 Plan participants, us, and all other interested parties.

A total of 30,000,000 shares of our common stock are reserved for issuance under the 2013 Plan. The number of shares available for grants or subject to outstanding awards shall be, or could be, as applicable, adjusted in the event of any corporate event or transaction affecting our capital structure. We do not intend to grant any awards under the 2013 Plan following the offering.

Our Board may amend, suspend, terminate, modify, or extend the 2013 Plan or any award under the 2013 Plan at any time, provided such action will not adversely affect the rights granted to any participant under any outstanding award without the participant’s consent.

2018 Plan

Purpose

The purpose of the 2018 Plan is to further align the interests of eligible participants with those of the stockholders of the Company by providing long-term incentive compensation opportunities tied to the performance of the Company and its common stock. The 2018 Plan is intended to advance the interests of the Company and to increase stockholder value by attracting, retaining, and motivating key personnel upon whose judgment, initiative, and effort the successful conduct of the Company’s business is largely dependent. Our Board and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help the Company meet its goals.

Eligibility and Administration

Any officer, employee, non-employee director, consultant or any natural person who is a consultant or advisor of the Company or any of its subsidiaries is eligible to receive Awards (as defined below) under the 2018 Plan. The selection of participants is within the sole discretion of the Committee (as defined below). Incentive stock options may be granted only to employees of the Company and certain of its subsidiaries. As of the date of this filing, there are approximately                employees (including                 officers and                non-employee directors) who are expected to be eligible to participate in the 2018 Plan on the basis of their services provided to the Company.

The 2018 Plan will be administered by the Compensation Committee of our Board, such other committee of the Board appointed by our Board to administer the 2018 Plan, or the Board, as determined by our Board (in each case, the “Committee”). To the extent deemed necessary by our Board, each Committee member will satisfy the requirements for (i) an “independent director” under rules adopted by the NYSE or other principal exchange on which the Company’s common stock is then listed and (ii) a “nonemployee director” for purposes of such Rule 16b-3 under the Exchange Act.

Awards

The 2018 Plan permits the grant of (a) nonqualified stock options, (b) incentive stock options, (c) stock appreciation rights, (d) restricted stock awards, (e) restricted stock units, and (f) stock awards (collectively, “Awards”). Awards may be granted singly or in combination. Awards will be evidenced by award agreements (which need not be identical) in a written or electronic form that will provide additional terms and conditions associated with such Awards, as determined by the Committee in its sole discretion (the “Award Agreements”). A brief description of each award type follows:

•	Stock Options. A stock option gives the holder the right to purchase a specified number of shares of the Company’s common stock during a specified term at a fixed price (the “Exercise Price”), which is payable to the Company at the time the stock option is exercised. Options are either “incentive stock options” or “nonqualified stock options.” Incentive stock options are designed to meet the requirements of Section 422 of the Code. The per-share Exercise Price of a stock option granted under the 2018 Plan will not be less than 100% of the fair market value of a share of the Company’s common stock on the date the stock option is granted.

•	Stock Appreciation Rights (SARs). A stock appreciation right gives the holder the right to receive an amount equal to the excess of the fair market value of a share of the Company’s common stock on the date of exercise over a fixed value (the “Base Price”) of the stock appreciation right. A stock appreciation right may be settled in shares of the Company’s common stock, cash, or any combination thereof as specified by the Committee. The Base Price of a stock appreciation right granted under the 2018 Plan will not be less than the fair market value of the shares of the Company’s common stock subject to the stock appreciation right on the date the stock appreciation right is granted (unless granted in tandem with a stock option).

•	Restricted Stock. A restricted stock award is a grant of shares of the Company’s common stock that, until the shares of the Company’s common stock are vested: (i) is forfeitable by the holder of such restricted stock either because the holder’s service with the Company (or any of its subsidiaries) terminates or because of the failure of another condition prescribed in the Award Agreement; and (ii) generally may not be transferred to any person, except back to the Company in connection with the forfeiture provision.

•	Restricted Stock Units. A restricted stock unit award is a contractual right representing notational unit interests equal in value to a specified number of shares of the Company’s common stock, determined at the date the Award is made, payable in cash or in shares of the Company’s common stock or in a combination thereof.

•	Stock Awards. A stock award is a grant of shares of the Company’s common stock that may not be subject to vesting and may require a purchase price.

Shares Available for Awards

A total of                 shares of the Company’s common stock will be reserved for issuance under the 2018 Plan (the “Share Reserve”). To the extent that an Award granted under the 2018 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares of the Company’s common stock than the number underlying such Award, as applicable, or otherwise terminated without delivery of the shares of the Company’s common stock or payment of consideration to the participant under the 2018 Plan, the shares of the Company’s common stock retained by or returned to the Company will (i) not be deemed to have been delivered under the 2018 Plan, (ii) be available for future Awards under the 2018 Plan, and (iii) increase the Share Reserve by one share for each share that is retained by or returned to the Company. Notwithstanding the foregoing, shares of the Company’s common stock that are (a) withheld from an Award in payment of the exercise, base or purchase price or taxes relating to such Award or (b) not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right under the 2018 Plan, as applicable, will be deemed to have been delivered under the 2018 Plan and will not be available for future Awards under the 2018 Plan.

The Share Reserve will be increased on March 31 of each of the first ten (10) calendar years during the term of the Plan, by the lesser of (i) three percent (3%) of the sum of the number of shares of the Company’s common stock outstanding on each January 31 immediately prior to the date of increase or (ii) such number of shares of the Company’s common stock determined by the Board or Committee.

No non-employee director may be granted, during any calendar year, Awards having a fair value (determined on the date of grant) that, when added to all other compensation paid to the non-employee director during the same calendar year for service as a member of our Board, exceeds $600,000, or for the Non-Executive Chairman of the Board, $750,000.

Corporate Reorganization

In the event of any change with respect to the outstanding shares of the Company’s common stock by reason of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split, or other distribution with respect to the shares of the Company’s common stock or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change or any other change affecting the Company’s common stock (other than regular cash dividends to stockholders of the Company), the Committee will, in the manner and to the extent it considers appropriate and equitable to the participants and consistent with the terms of the 2018 Plan, cause an adjustment to be made to (i) the maximum number and kind of shares of the Company’s common stock that may be issued under the 2018 Plan, (ii) the number and kind of shares of the Company’s common stock, units or other rights subject to then outstanding Awards, (iii) the exercise, base, or purchase price for each share or unit or other right subject to then outstanding Awards, (iv) other value determinations applicable to the 2018 Plan and/or outstanding Awards, and/or (v) any other terms of an Award that are affected by the event.

Change of Control

Upon the occurrence of a “Change of Control” (as defined in the 2018 Plan) of the Company, unless otherwise provided in the Award Agreement, the Committee is authorized to make adjustments in the terms and conditions of outstanding Awards, including without limitation the following: (a) continuation or assumption of such outstanding Awards under the 2018 Plan by the Company or by the surviving company or corporation or its parent; (b) substitution by the surviving company or corporation or its parent of awards with substantially the same terms for outstanding Awards; (c) acceleration of exercisability, vesting and/or payment under outstanding Awards immediately prior to the occurrence of such event or upon a termination of service following such event; (d) upon written notice, provision that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the Committee, and at the end of such period, such stock options and stock appreciation rights shall terminate to the extent not so exercised within the relevant period; and (e) cancellation of all or any portion of outstanding Awards for fair value as determined in the sole discretion of the Committee.

Plan Amendment and Termination

Our Board may from time to time and in any respect, amend, modify, suspend, or terminate the 2018 Plan. However, no such amendment, modification, suspension, or termination of the 2018 Plan may materially and adversely affect any Award previously granted without the consent of the participant or the permitted transferee of the Award. Our Board may seek the approval of any amendment, modification, suspension, or termination by the Company’s stockholders to the extent it deems necessary in its discretion for purposes of compliance with Section 422 of the Code or for any other purpose, and shall seek such approval to the extent it deems necessary in its discretion to comply with applicable law or listing requirements of the NYSE, the TSX, or other exchange or securities market. Notwithstanding the foregoing, our Board shall have broad authority to amend the 2018 Plan or any Award under the 2018 Plan without the consent of a participant to the extent it deems necessary or desirable in its discretion to comply with, take into account changes in, or interpretations of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations. Unless terminated earlier, the 2018 Plan is scheduled to terminate on the tenth anniversary of stockholder approval of the 2018 Plan.

Forfeiture of Awards

Unless otherwise provided by the Committee and set forth in an Award Agreement, if (i) a 2018 Plan participant’s service is terminated for “Cause” (as defined in the 2018 Plan), (ii) the Committee determines in its discretion that the participant is subject to any recoupment of benefits pursuant to the Company’s compensation recovery, “clawback” or similar policy, as may be in effect from time to time or (iii) after termination of service for any other reason, the Committee determines in its discretion either that, (1) during the participant’s period of service the participant engaged in an act which would have warranted termination from service for “Cause” or (2) that after termination, the participant engaged in conduct that violates any continuing obligation or duty in respect of the Company or any subsidiary, the participant’s rights, payments and benefits with respect to an Award shall be subject to cancellation, forfeiture and/or recoupment as provided in the 2018 Plan. In addition, at the sole discretion of the Committee, in such case, any gain the participant realized from the exercise, vesting, payment or other realization of income by the participant in connection with an Award, shall be paid by the participant to the Company upon notice from the Company, subject to applicable law.

IPO Options

In connection with this offering, we intend to grant stock options with respect to 8,874,967 shares of common stock to 126 current employees under the 2018 Plan, which includes 2,717,391 shares of common stock issuable to David D. Ossip, 978,261 shares of common stock issuable to Paul D. Elliott, and 489,130 shares of common stock issuable to Arthur Gitajn. The exercise price for such stock options will be the initial public offering price. These options will vest over four years.

PRINCIPAL STOCKHOLDERS

The following table shows information as of                regarding the beneficial ownership of our common stock as adjusted to give effect to this offering and the concurrent private placement by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each of our named executive officers; and

•	all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on                              shares of common stock outstanding as of                 , 2018 and                  shares of common stock outstanding after giving effect to this offering and the concurrent private placement, assuming no exercise of the underwriters’ option to purchase additional shares, or                  shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each stockholder listed below is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.

The table does not reflect any shares of our common stock that may be purchased through the directed share program, as described under “Underwriting.”

	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering and the current private placement (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering and the current private placement (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Affiliates of Thomas H. Lee Partners, L.P. (1)
Cannae Holdings, Inc. (2)
Named executive officers and directors:
David D. Ossip
Paul D. Elliott
Arthur Gitajn
Brent B. Bickett
William P. Foley, II
Thomas M. Hagerty
Soren L. Oberg
Ganesh B. Rao
Gerald C. Throop
All Board members and executive officers as a group (13 persons)

(1)	Includes shares of common stock indirectly held by Thomas H. Lee Equity Fund VI, L.P., shares of common stock indirectly held by Thomas H. Lee Parallel Fund VI, L.P., shares of common stock indirectly held by Thomas H. Lee Parallel (DT) Fund VI, L.P., shares of common stock indirectly held by Great-West Investors LP, shares of common stock indirectly held by Putnam Investments Employees Securities Company III LLC, shares of common stock indirectly held by THL Coinvestment Partners, L.P., shares of common stock indirectly held by THL Operating Partners, LP, shares of common stock indirectly held by THL Equity Fund VI Investors (Ceridian), L.P., shares of common stock indirectly held by THL Equity Fund VI Investors (Ceridian) II, L.P., shares of common stock indirectly held by THL Equity Fund VI Investors (Ceridian) III, LLC, shares of common stock indirectly held by THL Equity Fund VI Investors (Ceridian) IV, LLC, shares of common stock indirectly held by THL Equity Fund VI Investors (Ceridian) V, LLC and shares of common stock indirectly held by THL Equity Fund VI Investors (Ceridian) VI, L.P. THL Equity Advisors VI, LLC is the general partner of Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., and Thomas H. Lee Parallel (DT) Fund VI, L.P. Thomas H. Lee Partners, L.P. is the general partner of THL Coinvestment Partners, L.P. and THL Operating Partners, L.P. Thomas H. Lee Advisors, LLC is attorney in fact for Great-West Investors LP and Putnam Investments LLC, which is the managing member of Putnam Investments Employees’ Securities Company III LLC, with respect to the shares of common stock they hold. THL Equity Advisors VI, LLC is the general partner of THL Equity Fund VI Investors (Ceridian), L.P., THL Equity Fund VI Investors (Ceridian) II, L.P. and THL Equity Fund VI Investors (Ceridian) VI, L.P. THL Equity Advisors VI, LLC is the manager of THL Equity Fund VI Investors (Ceridian) III, LLC, THL Equity Fund VI Investors (Ceridian) IV, LLC and THL Equity Fund VI Investors (Ceridian) V, LLC. The address of Great-West Investors LP is 8515 East Orchard Road, Greenwood Village, Colorado 80111; the address of Putnam Investments Employees’ Securities Company III LLC is c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109; the address of all other entities referred to above is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

(2)	Includes shares of common stock indirectly held by Cannae Holdings, LLC, formerly known as Fidelity National Financial Ventures, LLC. Cannae Holdings, LLC is a wholly-owned subsidiary of Cannae Holdings, Inc., a publicly traded company listed on the NYSE. The Chairman and CEO and the President of Cannae Holdings, Inc. have voting and investment power over such shares. The address of Cannae Holdings, Inc. is 1701 Village Center Circle, Las Vegas, Nevada, 89134.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

Internal Reorganization

Upon completion of this offering and the concurrent private placement, we intend to complete the transactions relating to the Internal Reorganization described under “Summary—Internal Reorganization.”

Registration Rights Agreement

In connection with this offering and the concurrent private placement, we expect to enter into a registration rights agreement with the Sponsors, David D. Ossip, Alon Ossip, and entities controlled by each of David D. Ossip and Alon Ossip in respect of the shares of common stock and Exchangeable Shares held by such holder immediately following this offering and the concurrent private placement. This agreement will provide these holders (and their permitted transferees) with the right to require us, at our expense, to register shares of our common stock that they hold. The agreement will also provide that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. For a detailed description of the registration rights agreement, see “Shares Eligible for Future Sale—Registration Rights Agreement.”

Voting Agreement

In connection with this offering, we intend to enter into a voting agreement with the Sponsors, pursuant to which we will be required to take all necessary action to cause the Board to include individuals designated by the Sponsors. These designation rights are described in this prospectus in the sections titled “Management—Composition of Our Board of Directors.” The voting agreement will also require the Sponsors to consult with one another regarding the transfer of their equity securities in us.

Management Agreements

Ceridian is party to management agreements with affiliates of our Sponsors, FNF and THLM. FNF assigned its management agreement to Cannae in November 2017. Pursuant to these management agreements, Cannae and THLM each, respectively, agree to provide the Company with financial advisory, strategic, and general oversight services. These management agreements provide that the Company will pay annual management fees to each of Cannae and THLM in an amount equal to the greater of (a) $0.9 million, or (b) 0.5 percent of Adjusted EBITDA. Adjusted EBITDA, for purposes of the management agreements, is EBITDA as defined in the Senior Credit Facilities, further adjusted to exclude the payments made pursuant to the management agreements and certain stock options or other equity compensation.

Each management agreement will terminate upon consummation of this offering.

We recorded a management fee expense in selling, general, and administrative expense of $1.9 million, $5.0 million, and $1.9 million for the years ended December 31, 2017, 2016, and 2015, respectively, related to these management agreements.

Indebtedness

Affiliates of Cannae owned $30.8 million, $30.3 million, and $23.1 million of the Senior Notes as of December 31, 2017, 2016, and 2015, respectively. Based on this ownership, $3.2 million, $3.2 million, and $3.2 million in interest payments were made to affiliates of Cannae during the years ended December 31, 2017, 2016, and 2015, respectively. The affiliates of Cannae conducted the debt transactions through third parties in the ordinary course of their business and not directly with us.

Service and Vendor Related Agreements

The Company is a party to a service agreement with CompuCom Systems, Inc. (“CompuCom”), an investment portfolio company of THLM. Pursuant to the service agreement, CompuCom agrees to provide the Company with service desk and desk side support services. Pursuant to this arrangement, we made payments to CompuCom totaling $3.1 million, $5.0 million and $2.8 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Other Transactions

We provide Dayforce and related services to The Stronach Group, for which we recorded revenue of $0.2 million for the year ended December 31, 2016. Alon Ossip, the brother of David Ossip, is the chief executive officer of The Stronach Group.

We provide Dayforce and related services to FNF for which we recorded revenue of $0.4 million, $0.3 million, and $0.5 million for the years ended December 31, 2015, 2016, and 2017, respectively. We are a party to management agreements with FNF. See “—Management Agreements.”

On April 27, 2017, the Company sold 23,255 unregistered shares of our common stock for $199,993 in an exempt offering to Arthur Gitajn.

On March 30, 2016, the Company sold 16,802,143.963 shares of its senior preferred stock, par value $0.01 per share, to Ceridian Holding II LLC at a price of $8.94 per share for an aggregate purchase price of $150,211,167. In connection therewith, Ceridian Holding II LLC sold 16,802,143.963 shares of its common stock to the existing stockholders of Ceridian Holding LLC on a pro rata basis, including 5,305,499.441 shares to Cannae Holdings, LLC, formerly known as Fidelity National Financial Ventures, LLC, for $47,431,165; 3,701,844.855 shares to THL Fund VI Bridge Corp for $33,094,493; 2,506,692.282 shares to THL Parallel Fund VI Bridge Corp. for $22,409,829; 437,868.792 shares to THL DT Fund VI Bridge Corp for $3,914,547; 3,847,452.908 shares to THL Equity Fund VI Investors (Ceridian) VI, L.P. for $34,396,229; 111,856.823 shares to Brent Bickett for $1,000,000; 291,331.096 shares to OsFund, Inc. (of which David Ossip is a beneficial owner) for $2,604,500; and 27,964.206 shares to David Ossip for $250,000.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to            shares, or         %, of our Class A common stock being offered in this offering, to directors, officers, employees and others. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Board Compensation

Our directors do not receive compensation for their service as members of our Board, except as limited to expense reimbursement. See “Executive and Director Compensation—Director Compensation.”

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. See “Executive and Director Compensation—Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering and the concurrent private placement. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock, or (iii) any immediate family member of any person specified in (i), (ii), and (iii) above. The audit committee will review all related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such transaction being given effect.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee. Our policy also includes certain exceptions for transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain transactions.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Credit Facilities

On November 14, 2014, the Company entered into a Credit Agreement pursuant to which the lenders party thereto agreed to provide Senior Credit Facilities arranged by Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC. The Senior Credit Facilities consist of (i) the Senior Term Loan in the original principal amount of $702.0 million and (ii) a $130.0 million Revolving Facility. Up to $41.6 million of the Revolving Facility is available in Canadian Dollars, Euros and/or Pounds Sterling, and the entire Revolving Facility is available in U.S. dollars. $30.0 million of the Revolving Facility is available for the issuance of letters of credit, up to $15.0 million of which may be denominated in Canadian Dollars, Euros and/or Pounds Sterling, and $45.0 million of the Revolving Facility is available for swingline loans, $15.0 million of which may be denominated in Canadian Dollars, Euros and/or Pounds Sterling. DBNY is the administrative agent under the Senior Credit Facilities. Concurrently with the closing of this offering, the concurrent private placement, and the repayment of a portion of our outstanding debt using a portion of the net proceeds received by us therefrom, we intend to refinance the Senior Credit Facilities with new senior credit facilities. See “Prospectus Summary—Debt Refinancing.”

Interest Rate and Fees

Borrowings under the Senior Credit Facilities bear interest at a rate per annum equal to:

•	in the case of borrowings denominated in U.S. dollars on any day (a) at our election, either (i) an amount (in the case of the Senior Term Loan, not less than 2.00%) equal to the greater of (A) a base rate determined by reference to the rate of interest per annum announced by DBNY as its prime rate on such day, (B) the federal funds effective rate on such day plus 1/2 of 1.00% and (C) LIBOR plus 1.00% or (ii) if available, LIBOR for U.S. dollars determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not, with respect to the Senior Term Loan only, be less than 1.00%, plus (b) an applicable margin;

•	in the case of borrowings under the Revolving Facility denominated in Canadian Dollars on any day, at our election, either (i) the rate of interest per annum quoted or established as the “prime rate” of Deutsche Bank AG Canada Branch plus an applicable margin or (ii) (A) by way of the creation of bankers’ acceptances on the terms specified in the documentation governing the Senior Credit Facilities or (B) if the relevant lender is generally unwilling or unable to create bankers’ acceptances, by way of the purchase of completed drafts for equivalent notes on the terms specified in the documentation governing the Senior Credit Facilities;

•	in the case of borrowings under the Revolving Facility denominated in Euros on any day, (a) EURIBOR determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing plus (b) an applicable margin; or

•	in the case of borrowings under the Revolving Facility denominated in Pounds Sterling, (a) Sterling LIBOR determined by reference to the applicable Reuters screen page one business day prior to the commencement of the interest period relevant to the subject borrowing plus (b) an applicable margin.

The applicable margin for the Senior Term Loan is (i) 3.50% per annum, in the case of LIBOR loans and (ii) 2.50% per annum, in the case of base rate loans.

The applicable margin for the loans under the Revolving Facility is determined in accordance with the table set forth below:

Adjusted Consolidated First Lien Leverage Ratio	Applicable Margin for LIBOR, EURIBOR and Sterling LIBOR Rate Loans	Applicable Margin for Base Rate and Canadian Prime Rate Loans
Category 1
Greater than 2.75:1.00	3.50%	2.50%
Category 2
Less than or equal to 2.75:1.00 and greater than 2.25:1.00	3.25%	2.25%
Category 3
Less than or equal to 2.25:1.00	3.00%	2.00%

The following fees are required to be paid under the Senior Credit Facilities:

•	a commitment fee to each revolving lender on the daily unused portion of such revolving lender’s revolving credit commitment of (i) 0.50% per annum when the adjusted first lien leverage ratio is greater than 2.75:1.00, (ii) 0.375% per annum when the adjusted first lien leverage ratio is less than or equal to 2.75:1.00 and greater than 2.25:1.00, and (iii) 0.25% per annum when the adjusted first lien leverage ratio is less than or equal to 2.25:1.00;

•	a participation fee to each revolving lender on the daily face amount of such revolving lender’s letter of credit exposure at a rate equal to (a) in the case of any letter of credit issued under the U.S. dollar commitment, (i) the applicable margin for LIBOR loans denominated in U.S. dollars minus (ii) the amount of fees payable to the relevant issuing bank in respect of the applicable letter of credit or (b) in the case of any letter of credit issued under the multicurrency commitment, (i) the applicable margin for LIBOR, EURIBOR or Sterling LIBOR, as applicable, loans under the Revolving Facility (determined on the basis of the currency in which the relevant letter of credit is denominated) minus (ii) the amount of fees payable to the relevant multicurrency issuing bank in respect of the applicable letter of credit;

•	to each issuing bank (i) a fronting fee on the daily face amount of each letter of credit issued by such issuing bank at a rate agreed by the Company and such issuing bank (which may not exceed 0.125%), and (ii) such issuing bank’s standard issuance, processing, and similar fees with respect to letters of credit; and

•	a customary annual administration fee to the Senior Credit Facilities administrative agent.

Voluntary Prepayments

Subject to certain notice requirements, we may voluntarily prepay outstanding loans under the Senior Credit Facilities in whole or in part without premium or penalty other than customary “breakage” costs with respect to LIBOR, EURIBOR, or Sterling LIBOR loans.

Mandatory Prepayments

The documentation governing the Senior Credit Facilities requires us to prepay the Senior Term Loan with:

•

50% of excess cash flow (determined in accordance with the terms of the documentation governing the Senior Credit Facilities) for each fiscal year, minus, at the option of the Company, the amount of any voluntary prepayment under the Senior Credit Facilities (in the case of any voluntary prepayment of Revolving Facility, to the extent accompanied by a permanent reduction of the related commitment) and certain other cash payments that reduce the outstanding amount of any loan under the Senior Credit Facilities, subject to a stepdown to 25% if the adjusted first lien leverage ratio is less than or equal to 2.75:1.00 and greater than 2.25:1.00 and an additional stepdown to 0% if the adjusted first lien leverage ratio is less than or equal to 2.25:1.00;

•	100% of the net cash proceeds of certain asset sales and/or insurance/condemnation events above a threshold amount, subject to reinvestment rights and other exceptions; and

•	100% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by the terms of the documentation governing the Senior Credit Facilities.

Final Maturity and Amortization

The Senior Term Loan will mature on September 15, 2020. We are required to make annual amortization payments in respect of the Senior Term Loan in an amount equal to 1.00% of the original principal amount thereof, payable in equal quarterly installments of 0.25% of the original principal amount of the Senior Term Loan. As of September 21, 2017, all future required amortization payments in respect to the Senior Term Loan have been met through the mandatory pre-payment of principal related to the sale of the United Kingdom business.

The Revolving Facility will mature on September 15, 2019 and does not require amortization payments.

Guarantors

The obligations of the Company under the Senior Credit Facilities are guaranteed by each wholly-owned domestic subsidiary of the Company, subject to certain exceptions (which exceptions include Dayforce Holdings LLC and its subsidiaries).

Security

The obligations under the Senior Credit Facilities are secured by first priority security interests in substantially all of the assets of the Company and the guarantors, subject to permitted liens and other exceptions.

Certain Covenants, Representations and Warranties

The credit agreement governing the Senior Credit Facilities contains customary representations and warranties, affirmative covenants (including reporting obligations) and negative covenants. With respect to the negative covenants, these restrictions include, among other things and subject to certain exceptions, restrictions on the ability of the Company and its subsidiaries’ ability to:

•	incur additional indebtedness or other contingent obligations;

•	grant liens;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	pay dividends or make other distributions in respect of equity;

•	make payments in respect of junior lien or subordinated debt;

•	make investments, including acquisitions, loans, and advances;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of assets;

•	engage in transactions with affiliates;

•	materially alter the business that we conduct; and

•	amend or otherwise change the terms of the documentation governing certain restricted debt.

Financial Covenant

The documentation governing the Senior Credit Facilities contains a financial covenant applicable only to the Revolving Facility, which requires that the Company maintain a ratio of adjusted first lien debt to Adjusted EBITDA (with certain adjustments as set forth in the documentation governing the Senior Credit Facilities) below 4.75:1.00 on a quarterly basis only if more than 35% of the Revolving Facility (with an exclusion for certain letters of credit) is drawn at the end of the relevant fiscal quarter.

Only the consent of a majority of the lenders holding the Revolving Facility is required for a waiver or amendment of the financial covenant, and in the event that the Company fails to comply with the financial covenant, the Company may issue equity or stockholders of the Company may contribute cash equity to the Company in order to increase Adjusted EBITDA for purposes of calculating and determining compliance with the financial covenant, subject to certain limitations.

Events of Default

The lenders under the Senior Credit Facilities are permitted under certain circumstances to accelerate the loans and terminate commitments thereunder and to exercise other remedies upon the occurrence of certain customary events of default, subject to specified grace periods, thresholds, and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material defects with respect to guarantees and collateral, and change of control.

Senior Unsecured Notes

On October 1, 2013, the Company issued $475.0 million aggregate principal amount of 11% Senior Notes. The Senior Notes have a maturity date of March 15, 2021, pay interest semi-annually in cash in arrears on March 15 and September 15 of each year and are guaranteed on a senior unsecured basis by each current and future domestic subsidiary that is an obligor under our senior secured credit facilities.

The Senior Notes may be redeemed at our option, in whole or in part, on specified redemption dates and at the redemption prices specified in the indenture governing the Senior Notes. We may be required to make an offer to purchase the Senior Notes upon the sale of certain assets and upon a change of control. As of December 31, 2017, the aggregate principal amount of the outstanding Senior Notes was $475.0 million. We expect to redeem all of our outstanding Senior Notes immediately following the closing of this offering in accordance with the terms of the indenture.

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our third amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and the concurrent private placement and (ii) certain applicable provisions of Delaware law. We refer you to our third amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock shall consist of                  shares of common stock, par value $0.01 per share and                  shares of preferred stock, par value $         per share. Following the consummation of this offering and the concurrent private placement,                  shares of common stock and no shares of preferred stock shall be issued and outstanding. Additionally, following the consummation of this offering and the concurrent private placement, we also will have              registered shares of common stock reserved for issuance under our equity incentive plans of which options to purchase              shares of common stock and              restricted stock units representing              shares of common stock are outstanding and options to purchase              shares of common stock and restricted stock units representing              shares of common stock will be issued in connection with this offering and the concurrent private placement, which shares may be issued upon issuance and once vested, subject to any applicable lock-up restrictions then in effect.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our third amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights Agreement

In connection with this offering and the concurrent private placement, we expect to enter into a registration rights agreement with the Sponsors, David D. Ossip, Alon Ossip, and entities controlled by each of David D. Ossip and Alon Ossip in respect of the shares of common stock and Exchangeable Shares held by such holder immediately following this offering and the concurrent private placement. This agreement will provide these holders (and their permitted transferees) with the right to require us, at our expense, to register shares of our common stock that they hold. The agreement will also provide that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. For a detailed description of the registration rights agreement, see “Shares Eligible for Future Sale—Registration Rights Agreement.”

Voting Agreement

In connection with this offering, we intend to enter into a voting agreement with the Sponsors, pursuant to which we will be required to take all necessary action to cause the Board to include individuals designated by the Sponsors. These designation rights are described in this prospectus in the sections titled “Management—Composition of our Board of Directors.” The voting agreement will also require the Sponsors to consult with one another regarding the transfer of their equity securities in us.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers, and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock, and we have no agreements or plans for the issuance of any shares of preferred stock.

Our Board has authorized the issuance of one share of special voting preferred stock, par value $0.01 per share (the “Special Voting Share”) in our amended and restated certificate of incorporation. The holder of the Special Voting Share is entitled to vote on all matters that a holder of our common stock is entitled to vote on and is generally entitled to cast a number of votes equal to the number of Exchangeable Shares then outstanding. The holder of the Special Voting Share is not entitled to receive dividends.

Anti-takeover Provisions

Our third amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer, or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations, and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board or upon the request of the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our third amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

Our third amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. Our third amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amendment to Bylaws and Certificate of Incorporation

Any amendment to our third amended and restated certificate of incorporation must first be approved by a majority of our Board and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment or (ii) if related to provisions regarding the classification of the Board, the removal of directors, director vacancies, forum selection for certain lawsuits, indemnification, corporate opportunities, business combinations, severability, the provision opting-out of Section 203 of the DGCL or the amendment of certain provisions of our amended and restated bylaws or third amended and restated certificate of incorporation, thereafter be approved by at least 66 2⁄3% of the outstanding shares entitled to vote on the amendment. For so long as our Sponsors beneficially own 50% or more of our issued and outstanding common stock entitled to vote generally in the election of directors, any amendment to provisions regarding Section 203 of the DGCL or corporate opportunities must also receive the prior written consent of our Sponsors. Our amended and restated bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (y) by the affirmative vote of at least 50.1% of the outstanding shares entitled to vote on the amendment, without further action by our Board.

Exclusive Forum

Our third amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our third amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our third amended and restated certificate of incorporation described above.

Listing

We have applied to have our common stock listed on the NYSE and on the TSX under the symbol “CDAY”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering and the concurrent private placement, we will have                  shares of our common stock outstanding (or                  shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,                 shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                  shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights Agreement

Concurrent with the closing of this offering and the concurrent private placement, we expect to enter into a registration rights agreement with the Sponsors, David D. Ossip, Alon Ossip, and entities controlled by each of David D. Ossip and Alon Ossip in respect of the shares of common stock and Exchangeable Shares held by such holders immediately following this offering and the concurrent private placement. This agreement will provide these holders (and their permitted transferees) with the right to require us, at our expense, to register shares of our common stock that they hold. The agreement will also provide that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. The following description summarizes such rights and circumstances.

Demand Rights

Subject to certain limitations, the Sponsors, for so long as they hold 5% of our registrable shares of common stock, will have the right, by delivering written notice to us, to require us to register the number of our shares of common stock requested to be so registered in accordance with the registration rights agreement. Within five days following receipt of notice of a demand registration, we will be required to give written notice to all other beneficial holders of our registrable shares of common stock that have joined the registration rights agreement. Subject to certain limitations as described below, we will include in the registration all securities with respect to which we receive a written request for inclusion in the registration within ten days after we give our notice. Following the demand request, we are required to use our reasonable best efforts to have the applicable registration statement filed with the Commission within a specified period following the demand and are required to use our best efforts to cause the registration statement to be declared effective. Any demand registration must include registrable securities having an aggregate market value of at least $50 million, and holders of our registrable securities are limited to one demand registration within any nine month period.

Shelf Registration Rights on Form S-3

If we are eligible to file a shelf registration statement on Form S-3, holders of registrable securities with registration rights under the registration rights agreement can request that we register their shares for resale. Within five days following receipt of notice of a Form S-3 registration request, we will be required to give written notice to all other beneficial holders of registrable shares of common stock that have joined the registration rights agreement. Subject to certain limitations as described below, we will include in the Form S-3 registration all securities with respect to which we receive a written request for inclusion in the registration within seven days after we give our notice. Following such request, we are required to use our reasonable efforts to have the shelf registration statement declared effective. No Form S-3 registration request may be made within nine months following a prior demand or request.

In addition, once a shelf registration statement has been declared effective by the Commission pursuant to the forgoing, thereafter, from time to time, any holder of registrable securities that has joined the registration rights agreement may, by notice to us, require us to register such holder’s registrable securities pursuant to the shelf registration statement.

Piggyback Rights

Holders of registrable shares of common stock under the registration rights agreement will be entitled to request to participate in, or “piggyback” on, registrations of certain securities for sale by us at any time after this offering and the concurrent private placement. This piggyback right will apply to any registration following this offering and the concurrent private placement other than registration statements relating to any employee benefit plans, registration statements related to the issuance or resale of securities issued in connection with transactions or corporate reorganizations under Rule 145 of the Securities Act, or registration statements related to stock issued upon conversion of debt securities.

Conditions and Limitations

The registration rights outlined above will be subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and our right to delay, suspend or withdraw a registration statement under specified circumstances. For example, our Board may in its good faith judgment delay the filing or effectiveness of any registration statement for periods not to exceed 45 days. Additionally, in certain circumstances we may withdraw a registration upon request by the holder of registrable securities.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership, and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or currencies, entities that are treated as partnerships for U.S. federal income tax purposes, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this summary does not address the Medicare tax on certain investment income or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.

You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock, as well as the application of any state, local, foreign income, and other tax laws.

As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you are a resident alien if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the current calendar year. For these purposes, all the days present in the United States in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership, partner in such a partnership or owner of another pass-through entity holding shares of our common stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.

Distributions on Common Stock

Although we do not currently anticipate doing so in the foreseeable future (as discussed in the section entitled “—Dividend Policy”), if we do pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are generally not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses); or

•	we are, or have been, a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. We believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future.

If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would also be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of U.S.-source dividends (including our dividends) and, beginning January 1, 2019, on sales or other proceeds from the disposition of domestic corporate stock (including our stock), paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders should consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Jefferies LLC
CIBC World Markets Corp.
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
Canaccord Genuity LLC
Piper Jaffray & Co.
William Blair & Company, L.L.C.
MUFG Securities Americas Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale at the initial public offering price up to             shares, or     %, of our common stock being offered hereby for sale to directors, officers, employees and others. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by the representatives through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the representatives in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program.

We will invite directors, officers, employees and others to participate in the directed share program by sending an email to such persons with a link to the preliminary prospectus and instructions on how to participate in the directed share program. Through the online portal, interested eligible participants are required to indicate their non-binding interest in participating in the directed share program, and if interested, view the preliminary prospectus and complete a client questionnaire, account information form and related documents. After the registration statement has been declared effective by the Commission, this offering has priced and the allocations under the directed share program have been determined, interested eligible participants are required to timely confirm their order to purchase in the directed share program through the online portal. Eligible participants are under no obligation to participate in the directed share program until they have confirmed their purchase order and may elect to participate at their own discretion.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                as set forth in the underwriting agreement.

Paid by the Company

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock option plans.

Our directors and executive officers, and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering and the concurrent private placement pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933. We have also agreed to reimburse the underwriters for certain of their expenses.

We have applied have our common stock approved for listing/quotation on the NYSE and on the TSX under the symbol “CDAY.”

In connection with this offering and the concurrent private placement, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering and the concurrent private placement is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering and the concurrent private placement. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                , in the over-the-counter market or otherwise.

Prior to this offering and the concurrent private placement, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering and the concurrent private placement;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of Deutsche Bank Securities Inc. acts as the administrative agent, collateral agent and Canadian sub-agent, and affiliates of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. act as lenders under our Senior Credit Facilities. Additionally, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. act as the joint lead arrangers and joint bookrunners for our Senior Credit Facilities. In addition, certain affiliates of the underwriters will be acting as lenders, lead arrangers and bookrunners in respect of our new senior credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognised exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of the property of the Issuer; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant stockholder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding, or otherwise, intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i) the offer, transfer, sale, renunciation or delivery is to:

(a) persons whose ordinary business is to deal in securities, as principal or agent;

(b) the South African Public Investment Corporation;

(c) persons or entities regulated by the Reserve Bank of South Africa;

(d) authorized financial service providers under South African law;

(e) financial institutions recognized as such under South African law;

(f) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g) any combination of the person in (a) to (f); or

(ii) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR 1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

CONCURRENT PRIVATE PLACEMENT

Immediately subsequent to the closing of this offering, THL / Cannae Investors LLC intends to purchase from us in a private placement $                     of our common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be                 shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of the shares in the private placement is contingent upon the completion of this offering. The sale of these shares to THL / Cannae Investors LLC will not be registered in this offering and will be subject to a market standoff agreement with us and a lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP, New York, New York. Certain legal matters as to Canadian law will be passed upon on behalf of us by Goodmans LLP, Toronto, Canada. Certain legal matters as to Canadian law will be passed upon on behalf of the underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Canada.

EXPERTS

The consolidated financial statements of Ceridian HCM Holding Inc. as of December 31, 2017, 2016, and 2015 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Ceridian HCM Holding Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ceridian HCM Holding Inc. (a wholly owned subsidiary of Ceridian Holding LLC) and its subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 1958.

Minneapolis, Minnesota

March 14, 2018

Ceridian HCM Holding Inc.

Consolidated Balance Sheets

(Dollars in millions, except share data)

	December 31,
	2017	2016
ASSETS
Current assets:
Cash and equivalents	$99.6	$131.4
Trade and other receivables, net	79.9	78.1
Prepaid expenses	37.9	31.7
Other current assets	5.3	1.0

Total current assets before customer trust funds	222.7	242.2
Customer trust funds	4,099.7	3,702.8

Total current assets	4,322.4	3,945.0
Property, plant, and equipment, net	103.8	86.9
Goodwill	2,087.3	2,058.0
Other intangible assets, net	212.4	232.9
Other assets	4.0	3.2

Total assets	$6,729.9	$6,326.0

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$—	$2.3
Accounts payable	48.8	46.4
Accrued interest	15.9	20.6
Deferred revenue	16.8	13.1
Employee compensation and benefits	70.0	77.8
Other accrued expenses	15.5	26.5

Total current liabilities before customer trust funds obligations	167.0	186.7
Customer trust funds obligations	4,105.5	3,692.3

Total current liabilities	4,272.5	3,879.0
Long-term debt, less current portion	1,119.8	1,139.8
Employee benefit plans	152.4	182.1
Other liabilities	56.2	119.2

Total liabilities	5,600.9	5,320.1
Commitments and contingencies (Note 16)
Stockholders’ equity:
Senior preferred stock, $0.01 par, 70,000,000 shares authorized, 16,802,144 shares issued and outstanding as of December 31, 2017 and 2016	184.8	164.3
Junior preferred stock, $0.01 par, 70,000,000 shares authorized, 58,244,308 shares issued and outstanding as of December 31, 2017 and 2016	0.6	0.6
Common stock, $0.01 par, 300,000,000 shares authorized, 130,571,925 shares issued and outstanding as of December 31, 2017, and 130,002,072 shares issued and outstanding as of December 31, 2016	1.3	1.3
Additional paid in capital	1,564.8	1,546.2
Accumulated deficit	(348.2)	(318.5)
Accumulated other comprehensive loss	(312.1)	(351.5)
Receivable from stockholder	—	(75.2)

Total stockholders’ equity	1,091.2	967.2
Noncontrolling interest	37.8	38.7

Total equity	1,129.0	1,005.9

Total liabilities and equity	$6,729.9	$6,326.0

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.

Consolidated Statements of Operations

(Dollars in millions, except share and per share data)

	Year Ended December 31,
	2017	2016	2015
Revenue:
Recurring services	$678.4	$639.3	$641.6
Professional services and other	72.3	64.9	52.3

Total revenue	750.7	704.2	693.9
Cost of revenue:
Recurring services	239.6	256.3	256.6
Professional services and other	135.8	115.8	91.9
Product development and management	50.4	49.2	46.0
Depreciation and amortization	31.9	24.0	18.6

Total cost of revenue	457.7	445.3	413.1

Gross profit	293.0	258.9	280.8
Costs and expenses:
Selling, general and administrative	253.0	249.8	245.5
Other expense, net	7.4	13.2	27.8
Interest expense, net	87.1	87.4	87.8

Total costs and expenses	347.5	350.4	361.1

Loss before income taxes	(54.5)	(91.5)	(80.3)
Income tax (benefit) expense	(44.7)	17.8	8.6

Loss from continuing operations	(9.8)	(109.3)	(88.9)
Income (loss) from discontinued operations	(0.7)	16.5	(15.8)

Net loss	(10.5)	(92.8)	(104.7)

Net (loss) income attributable to noncontrolling interest	(1.3)	0.1	—

Net loss attributable to Ceridian	$(9.2)	$(92.9)	$(104.7)

Net loss per share attributable to Ceridian - basic and diluted (Note 20)	$(0.23)	$(0.82)	$(0.81)
Weighted-average shares used to compute net loss per share attributable to Ceridian - basic and diluted (Note 20)	130,409,920	129,976,675	129,849,690

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in millions)

	Year Ended December 31,
	2017	2016	2015
Net loss	$(10.5)	$(92.8)	$(104.7)
Items of other comprehensive income (loss) before income taxes:
Change in foreign currency translation adjustment	39.7	24.4	(94.2)
Change in unrealized gain from marketable securities	—	—	0.6
Change in unrealized gain from invested customer trust funds	(17.3)	(10.2)	(4.9)
Change in pension liability adjustment (1)	13.8	13.6	14.5

Other comprehensive income (loss) before income taxes	36.2	27.8	(84.0)
Income tax expense (benefit), net	(3.6)	0.6	(0.6)

Other comprehensive income (loss) after income taxes	39.8	27.2	(83.4)

Comprehensive income (loss)	29.3	(65.6)	(188.1)
Comprehensive loss attributable to noncontrolling interest	(0.9)	(0.5)	—

Comprehensive income (loss) attributable to the Ceridian	$30.2	$(65.1)	$(188.1)

(1)	The amount of the pension liability adjustment recognized in the Consolidated Statements of Operations within selling, general, and administrative expense and income (loss) from discontinued operations was $10.1, $9.9 and $11.8 during the years ended December 31, 2017, 2016, and 2015, respectively.

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.

Consolidated Statements of Stockholders’ Equity

(Dollars in millions, except share data)

	Senior Preferred Stock		Junior Preferred Stock		Common Stock		Additional Paid In Capital	Accumu- lated Deficit	Accumu- lated Other Compre- hensive Loss	Receiv- able from Stock- holder	Total Stock- holders’ Equity	Non-control- ling Interest	Total Equity
	Shares	$	Shares	$	Shares	$
Balance as of December 31, 2014	—	$—	58,244,308	$0.6	129,849,690	$1.3	$1,517.7	$(106.8)	$(295.8)	$—	$1,117.0	$—	$1,117.0
Net loss	—	—	—	—	—	—	—	(104.7)	—	—	(104.7)	—	(104.7)
Share-based compensation	—	—	—	—	—	—	13.2	—	—	—	13.2	—	13.2
Foreign currency translation	—	—	—	—	—	—	—	—	(94.2)	—	(94.2)	—	(94.2)
Change in unrealized loss, net of tax of ($0.8)	—	—	—	—	—	—	—	—	(3.5)	—	(3.5)	—	(3.5)
Change in minimum pension & postretirement liability, net of tax of $0.2	—	—	—	—	—	—	—	—	14.3	—	14.3	—	14.3

Balance as of December 31, 2015	—	$—	58,244,308	$0.6	129,849,690	$1.3	$1,530.9	$(211.5)	$(379.2)	$—	$942.1	$—	$942.1
Net (loss) income	—	—	—	—	—	—	—	(92.9)	—	—	(92.9)	0.1	(92.8)
Issuance of Common Stock upon vesting of restricted stock units	—	—	—	—	152,382	—	—	—	—	—	—	—	—
Issuance of Senior Preferred Stock	16,802,144	150.2	—	—	—	—	—	—	—	(75.2)	75.0	—	75.0
Addition of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	39.2	39.2
Sale of the UK Business, net of tax $2.5	—	—	—	—	—	—	—	—	25.9	—	25.9	—	25.9
Senior preferred dividends declared	—	14.1	—	—	—	—	—	(14.1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	15.3	—	—	—	15.3	—	15.3
Foreign currency translation	—	—	—	—	—	—	—	—	8.0	—	8.0	(0.6)	7.4
Change in unrealized loss, net of tax of ($2.0)	—	—	—	—	—	—	—	—	(8.2)	—	(8.2)	—	(8.2)
Change in minimum pension & postretirement liability, net of tax of $0.1	—	—	—	—	—	—	—	—	2.0	—	2.0	—	2.0

Balance as of December 31, 2016	16,802,144	$164.3	58,244,308	$0.6	130,002,072	$1.3	$1,546.2	$(318.5)	$(351.5)	$(75.2)	$967.2	$38.7	$1,005.9

Net loss	—	—	—	—	—	—	—	(9.2)	—	—	(9.2)	(1.3)	(10.5)
Issuance of common stock	—	—	—	—	366,850	—	3.2	—	—	—	3.2	—	3.2
Issuance of common stock upon exercise of options	—	—	—	—	1,306,429	—	—	—	—	—	—	—	—
Issuance of common stock upon vesting of restricted stock units	—	—	—	—	152,382	—	—	—	—	—	—	—	—
Share repurchase	—	—	—	—	(1,255,808)	—	(1.8)	—	—	—	(1.8)	—	(1.8)
Payment for Issuance of Senior Preferred Stock	—	—	—	—	—	—	—	—	—	75.2	75.2	—	75.2
Senior preferred dividends declared	—	20.5	—	—	—	—	—	(20.5)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	17.2	—	—	—	17.2	—	17.2
Foreign currency translation	—	—	—	—	—	—	—	—	39.3	—	39.3	0.4	39.7
Change in unrealized loss, net of tax ($3.6)	—	—	—	—	—	—	—	—	(13.7)	—	(13.7)	—	(13.7)
Change in minimum pension & postretirement liability, net of tax of $0.0	—	—	—	—	—	—	—	—	13.8	—	13.8	—	13.8

Balance as of December 31, 2017	16,802,144	$184.8	58,244,308	$0.6	130,571,925	$1.3	$1,564.8	$(348.2)	$(312.1)	$—	$1,091.2	$37.8	$1,129.0

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.

Consolidated Statements of Cash Flows

(Dollars in millions)

	Year Ended December 31,
	2017	2016	2015
Net loss	$(10.5)	$(92.8)	$(104.7)
Loss (income) from discontinued operations	0.7	(16.5)	15.8
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income tax expense (benefit)	(65.0)	7.0	(7.9)
Depreciation and amortization	57.9	57.3	56.0
Asset impairment	—	10.4	23.0
Amortization of debt issuance costs and debt discount	3.7	3.5	3.2
Loss on debt extinguishment		—	—
Net periodic pension and postretirement cost	1.5	3.0	8.9
Share-based compensation	17.2	15.3	12.8
Environmental reserve	—	5.9	—
Other	(1.0)	0.2	1.2
Changes in operating assets and liabilities excluding effects of acquisitions and divestitures:
Trade and other receivables	(1.5)	(7.2)	(7.5)
Prepaid expenses and other current assets	(6.7)	—	(5.5)
Accounts payable and other accrued expenses	(4.3)	(8.2)	(3.2)
Deferred revenue	3.5	(0.6)	(1.8)
Employee compensation and benefits	(26.0)	(48.5)	(26.2)
Accrued interest	(4.8)	(0.2)	1.3
Accrued taxes	(7.8)	(0.1)	5.4
Other assets and liabilities	4.0	4.1	(3.1)

Net cash used in operating activities—continuing operations	(39.1)	(67.4)	(32.3)
Net cash (used in) provided by operating activities—discontinued operations	(0.7)	(8.1)	14.0

Net cash used in operating activities	(39.8)	(75.5)	(18.3)

Cash Flows from Investing Activities
Purchase of customer trust funds marketable securities	(598.5)	(699.7)	(610.6)
Proceeds from sale and maturity of customer trust funds marketable securities	610.2	677.6	557.0
Net change in restricted cash and other restricted assets held to satisfy customer trust funds obligations	(367.8)	677.8	405.3
Expenditures for property, plant, and equipment	(17.7)	(7.7)	(9.2)
Expenditures for software and technology	(33.1)	(25.5)	(25.3)
Cash acquired in business combination	—	1.2	—
Net proceeds from divestitures	(0.5)	101.6	—

Net cash (used in) provided by investing activities—continuing operations	(407.4)	725.3	317.2
Net cash provided by investing activities—discontinued operations	—	37.7	6.7

Net cash (used in) provided by investing activities	(407.4)	763.0	323.9

Cash Flows from Financing Activities
Decrease in customer trust funds obligations, net	356.1	(655.7)	(351.7)
Proceeds from issuance of stock	78.4	75.0	—
Repurchase of stock	(1.8)	—	—
Repayment of long-term debt obligations	(25.9)	(11.8)	(7.0)

Net cash provided by (used in) financing activities—continuing operations	406.8	(592.5)	(358.7)
Net cash used in financing activities—discontinued operations	—	(38.2)	(9.5)

Net cash provided by (used in) financing activities	406.8	(630.7)	(368.2)

Effect of Exchange Rate Changes on Cash	8.6	1.3	(10.4)

Net increase (decrease) in cash and equivalents	(31.8)	58.1	(73.0)
Elimination of cash from discontinued operations	—	10.1	0.1
Cash and equivalents at beginning of year	131.4	63.2	136.1

Cash and equivalents at end of year	$99.6	$131.4	$63.2

Supplemental Cash Flow Information:
Cash paid for interest	$89.7	$84.9	$83.9
Cash paid for income taxes	$24.6	$16.8	$15.7
Cash received from income tax refunds	$1.9	$0.2	$0.2

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.

Notes to Consolidated Financial Statements

(Dollars in millions, except share and per share data)

1. Organization

Ceridian HCM Holding Inc. and subsidiaries (also referred to in this report as “Ceridian,” “we,” “our,” and “us”) offer a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll-related tax filing, human resource information systems, employee self-service, time and labor management, employee assistance programs, and recruitment and applicant screening. Our technology-based services are typically provided through long-term customer relationships that result in a high level of recurring revenue. Our operations are primarily located in the United States and Canada.

Ceridian owns a controlling financial interest in a joint venture, WorkAngel Organisation Limited (“LifeWorks”) (the “Joint Venture Company”), which offers an employee engagement platform that delivers employee assistance programs, social recognition, exclusive perks and discounts, a private social network, employee and corporate wellness, and employee engagement analytics in the United States, Canada, and the United Kingdom. Prior to the formation of the joint venture, employee assistance programs were provided by Ceridian. On January 20, 2017, WorkAngel Organisation Limited changed its name to LifeWorks Corporation Ltd. Please refer to Note 4, “Business Combinations and Noncontrolling Interest,” for further discussion regarding the formation of this joint venture on March 1, 2016.

Ceridian HCM Holding Inc. is primarily owned by Ceridian LLC (the “Parent”) and Ceridian Holding II LLC (“Ceridian Holding II”). The Parent is 100% owned by Foundation Holding LLC, which in turn is 100% owned by Ceridian Holding LLC (“Ceridian Holding”).

The owners of Ceridian Holding and Ceridian Holding II include (i) affiliates and co-investors of Thomas H. Lee Partners, L.P. (“THL Partners”) and Cannae Holdings, LLC, formerly known as Fidelity National Financial Ventures, LLC (“Cannae”) (THL Partners and Cannae are together referred to as the “Sponsors”), who collectively own approximately 96% of the outstanding interests of both Ceridian Holding and Ceridian Holding II, and (ii) other individuals, who collectively own approximately 4% of the outstanding interests of each holding company. The Sponsors initially acquired their indirect ownership interest in Ceridian Holding on November 9, 2007, when the Sponsors completed the acquisition of all of the outstanding equity of the Ceridian entities (the “2007 Merger”). The Sponsors acquired their ownership interest in Ceridian Holding II on March 30, 2016, when the Sponsors and other individuals purchased equity in Ceridian Holding II, which in turn purchased equity in Ceridian HCM Holding Inc. This equity financing transaction with Ceridian Holding II raised $150.2, of which $75.0 was contributed by Ceridian Holding II to Ceridian HCM Holding Inc. on March 30, 2016. The remaining $75.2 was committed to be funded to Ceridian HCM Holding Inc. within the following three years, and was recorded within equity as a receivable from stockholder. During the second quarter of 2017, the board of directors of Ceridian Holding II approved the funding of the remaining $75.2, which was transferred to Ceridian HCM Holding Inc. on June 28, 2017.

Company History

During the quarter ended September 30, 2015, we completed two separate transactions that resulted in the sale of our benefits administration and post-employment health insurance compliance businesses (the “Divested Benefits Continuation Businesses”). In the third quarter of 2013, we entered into an agreement for the sale of certain of our customer contracts for consumer-directed benefit services, including flexible spending accounts, health reimbursement accounts, health savings accounts, commuter (parking or transit) premium-only plans, and tuition reimbursement plans (collectively, the “Consumer-Directed Benefit Services”). These three transactions represented a strategic shift in our overall business and have had a significant impact on the financial statement results. Accordingly, the Divested Benefits Continuation Businesses, as well as the Consumer-Directed Benefit Services, have been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented. Please refer to Note 3, “Discontinued Operations,” for further discussion of this transaction.

On June 15, 2016, we completed the stock sale of our United Kingdom and Ireland businesses, along with the portion of our Mauritius operations that supported these businesses (the “UK Business”). We received cash consideration of $93.2 in connection with this transaction. Concurrent with this transaction, we entered into a strategic partnership with the acquirer, SD Worx, a leading European provider of payroll and HCM, to deliver cloud HCM services across Europe. The UK Business has been presented as discontinued operations in the consolidated financial statements and accompanying notes for all periods presented. Please refer to Note 3, “Discontinued Operations,” for further discussion of this transaction.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying consolidated financial statements include the operations and accounts of Ceridian and all subsidiaries, as well as any variable interest entity (“VIE”) in which we have controlling financial interest. All intercompany balances and transactions have been eliminated from our consolidated financial statements.

We consolidate the grantor trusts that hold funds provided by our payroll and tax filing customers pending remittance to employees of those customers or tax authorities in the United States and Canada. Under consolidation accounting, the enterprise with a controlling financial interest consolidates a VIE. A controlling financial interest in an entity is determined through analysis that identifies the primary beneficiary which has (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. In addition, ongoing reassessments must be performed to confirm whether an enterprise is the primary beneficiary of a VIE. The grantor trusts are VIEs, and we are deemed to have a controlling financial interest as the primary beneficiary. Please refer to Note 6, “Customer Trust Funds,” for further information on our accounting for these funds.

Revision of Prior Period Financial Statements

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2017, we identified a prior period error pertaining to the misclassification of a deferred tax liability attributable to previously amortized tax basis goodwill as a deferred tax liability eligible to offset deferred tax assets when determining the requirement for a valuation allowance. This resulted in a $12.7 understatement of non-cash income tax expense in fiscal years prior to December 31, 2015, impacting accumulated deficit amounts as a component of stockholders’ equity as of December 31, 2015 and 2016. There was no impact to the consolidated statements of operations for any period presented. In accordance with accounting guidance found in Accounting Standards Codification (“ASC”) Topic 250-10 (Securities and Exchange Commission Staff Accounting Bulletin No. 99, “Materiality,” and No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”), we assessed the materiality of the error from quantitative and qualitative perspectives and concluded that the error was not material to any of our previously issued financial statements. Since the revision was not material to any prior period, no amendments to previously issued financial statements are required. Consequently, we have adjusted for this error by revising our historical financial statements presented herein. We have recognized the cumulative effect of the error on periods prior to those that are presented herein by increasing accumulated deficit and other liabilities by $12.7 on our consolidated balance sheets as of December 31, 2016, and increasing accumulated deficit by $12.7 on our consolidated statements of stockholders’ equity as of December 31, 2014, 2015 and 2016.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and our reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that could significantly affect our results of operations or financial condition involve the assignment of fair values to goodwill and other intangible assets and testing for impairment; the testing of impairment of long-lived assets; the determination of our liability for pensions and postretirement benefits; the determination of fair value of stock options granted; and the resolution of tax matters and legal contingencies. Further discussion on these estimates can be found in related disclosures elsewhere in our notes to the consolidated financial statements.

Cash and Equivalents

As of December 31, 2017 and 2016, cash and equivalents were comprised of cash held in bank accounts and investments with an original maturity of three months or less.

Concentrations

Cash deposits of client and corporate funds are maintained primarily in large credit-worthy financial institutions in the countries in which we operate. These deposits may exceed the amount of any deposit insurance that may be available through government agencies. All deliverable securities are held in custody with large credit-worthy financial institutions which bear the risk of custodial loss. Non-deliverable securities, primarily money market securities, are restricted to large, credit-worthy broker-dealers and financial institutions.

Trade and Other Receivables, Net

Trade and other receivables balances are presented on the consolidated balance sheets net of the allowance for doubtful accounts of $2.7 and $2.3 and the reserve for sales adjustment of $4.8 and $4.2 as of December 31, 2017 and 2016, respectively. We experience credit losses on accounts receivable and, accordingly, must make estimates related to the ultimate collection of the receivables. Specifically, management analyzes accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. We estimate the reserve for sales adjustment based on historical sales adjustment experience. We write off accounts receivable when we determine that the accounts are uncollectible, generally upon customer bankruptcy or the customer’s nonresponse to continued collection efforts.

Property, Plant, and Equipment

Our property, plant, and equipment assets are stated at cost less depreciation. Depreciation is calculated on a straight-line basis over the shorter of the remaining lease term or estimated useful life of the related assets, which are generally as follows:

Buildings	40 years
Building improvements	5-14 years
Machinery and equipment	3-8 years
Computer equipment	3-6 years

Repairs and maintenance costs are expensed as incurred. We capitalized interest of $0.6 and $0.4 in property, plant, and equipment during the years ended December 31, 2017 and 2016, respectively. Property, plant, and equipment assets are assessed for impairment as described under the heading “Impairment of Long-Lived Assets” below.

Assignment of Fair Values Upon Acquisition of Goodwill and Other Intangible Assets

In the event of a business combination where we are the acquiring party, we are required to assign fair values to all identifiable assets and liabilities acquired, including intangible assets, such as customer lists, identifiable intangible trademarks, technology and non-compete agreement. We are also required to determine the useful life for definite-lived identifiable intangible assets acquired. These determinations require significant judgments, estimates, and assumptions, and, when material amounts are involved, we generally utilize the assistance of third-party valuation consultants. The remainder of the purchase price of the acquired business not assigned to identifiable assets or liabilities is then recorded as goodwill.

In conjunction with the 2007 Merger, affiliates of the Sponsors completed the acquisition of all outstanding equity of the Ceridian entities. Although Parent continued as the same legal entity after the 2007 Merger, the application of push down accounting representing the termination of the old accounting entity and the creation of a new one resulted in the adjustment of all net assets to their respective fair values as of the 2007 Merger. Net assets of the Parent were adjusted to their respective fair values, which included goodwill, trademarks, customer lists, and other intangible assets. At the time of the legal separation of Ceridian and Comdata on October 1, 2013 (the “Separation Transaction”), there was no change in ownership control by the Sponsors and other stockholders of Parent and its ownership structure and accordingly, Ceridian’s separation from Parent was not accounted for as a business combination. As such, the goodwill and intangibles from the 2007 Merger remain after the Separation Transaction.

Goodwill and Intangible Assets

Goodwill, which represents the excess purchase price over the fair value of net assets of businesses acquired, is assigned to reporting units based on the benefits derived from the acquisition. Goodwill and indefinite-lived intangibles are not amortized against earnings but instead are subject to impairment review on at least an annual basis. We perform our annual assessment of goodwill and indefinite-lived intangible balances as of October 1 of each year. There was no indication of impairment for either reporting unit at October 1, 2017.

As of January 1, 2017, we elected early adoption of Accounting Standards Update No. 2017-04, “Intangibles-Goodwill and Other,” which simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. We assess goodwill impairment risk by first performing a qualitative review of entity-specific, industry, market, and general economic factors for each reporting unit. If significant potential goodwill impairment risk exists for a specific reporting unit, we apply a quantitative test. The quantitative test compares the reporting unit’s estimated fair value with its carrying amount. In estimating fair value of our reporting units, we use a combination of the income approach and the market-based approach. A number of significant assumptions and estimates are involved in determining the current fair value of the reporting units, including operating cash flows, markets and market share, sales volumes and prices, and working capital changes. We consider historical experience and all available information at the time the fair values of our reporting units are estimated. However, fair values that could be realized in an actual transaction may differ from those used to evaluate the goodwill for impairment. The evaluation of impairment involves comparing the current fair value of the reporting unit to the carrying amount. To the extent that the carrying amount of goodwill of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is recognized.

Intangible assets represent amounts assigned to specifically identifiable intangible assets at the time of an acquisition. Definite-lived assets are amortized on a straight-line basis generally over the following periods:

Customer lists and relationships	5-15 years
Technology	2-7 years

Indefinite-lived intangible assets, which consist of trademarks, are tested for impairment on an annual basis, or more frequently if certain events or circumstances occur that could indicate impairment. When evaluating whether the indefinite-lived intangible assets are impaired, the carrying amount is compared to its estimated fair value. The estimate of fair value is based on a relief from royalty method which calculates the cost savings associated with owning rather than licensing the trademark. An estimated royalty rate is applied to forecasted revenue and the resulting cash flows are discounted. Definite-lived assets are assessed for impairment as described under the heading “Impairment of Long-Lived Assets” below.

Internally Developed Software Costs

We capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and our management has authorized further funding for the project, which it deems probable of completion. Capitalized software costs include only: (1) external direct costs of materials and services consumed in developing or obtaining the software; (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project; and (3) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. We do not include general and administrative costs and overhead costs in capitalizable costs. We charge research and development costs and other software maintenance costs related to software development to earnings as incurred.

We had capitalized software costs, net of accumulated amortization, of $57.8 and $48.7 as of December 31, 2017 and 2016, respectively, included in property, plant, and equipment in the accompanying consolidated balance sheets. We amortize software costs on a straight-line basis over the expected life of the software, generally a range of two to seven years. Amortization of software costs totaled $24.5, $21.7, and $19.9 for the years ended December 31, 2017, 2016, and 2015, respectively.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, capitalized software, and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Please refer to Note 13, “Supplementary Data to Statements of Operations” for further information on the impairment of long-lived assets for the years ended December 31, 2017, 2016, and 2015.

Revenue Recognition

We recognize revenue from the sale of our services, net of applicable sales taxes, when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. We rely on a signed contract with the customer as the persuasive evidence of a sales arrangement.

We enter into revenue arrangements that may consist of multiple deliverables based on the needs of our customers. For example, our services address a broad range of employment process needs, such as payroll, payroll-related tax filing, human resource information, employee self-service capabilities, time and labor management, employee assistance, work-life, recognition, and incentive programs, and recruitment and applicant screening. A customer arrangement may contain any of these elements with different elements delivered across multiple reporting periods.

We have a single unit of accounting for each deliverable in a contract based on the use of estimated selling price (“ESP”) in those cases where vendor-specific objective evidence of selling price (“VSOE”) or third party evidence (“TPE”) cannot be established. Our determination of ESP involves the consideration of several factors based on the specific facts and circumstances of each contract. Specifically, we consider the cost to produce or to provide the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar services, the value of any enhancements that have been built into the deliverable and the characteristics of the varying markets in which the deliverable will be sold.

When we are unable to establish a selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis.

We regularly review VSOE, TPE, and ESP and maintain internal controls over the establishment and updates of these estimates. There were no material impacts during the period nor do we currently expect a material impact in the near term from changes in VSOE, TPE, or ESP.

Deferred revenue primarily consists of customer billings in advance of revenues being recognized from our contracts. Deferred revenue also includes certain deferred professional services fees that are accounted for as a single unit of accounting with subscription fees and are recognized as revenues over the same period as the related customer contract. Deferred revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Recurring Services Revenues

Revenues are presented within the consolidated statements of operations in two categories: recurring services, and professional services and other. Recurring services revenues consist of monthly fees that we charge for our Cloud and Bureau solutions, as well as for LifeWorks. For our Dayforce solutions, we primarily charge monthly recurring fees on a PEPM basis, generally one-month in advance of service, based on the number and type of solutions provided to the customer and the number of employees at the customer. We charge Powerpay customers monthly recurring fees on a per-employee, per-process basis. For our Bureau solutions, we typically charge monthly recurring fees on a per-process basis. The typical recurring services customer contract has an initial term of three years. The initial recurring services contracts have general acceptance criteria that consist of the completion of user acceptance testing. Any credits related to service level commitments are recognized as incurred as service level failures and are not anticipated at contract signing. Should a customer cancel the initial contract, an early termination fee may be applicable and revenue is recognized upon collection. We also generate recurring services revenue from investment income on our Cloud and Bureau customer funds held in trust before such funds are remitted to taxing authorities, customer employees or other third parties. We refer to this investment income as float revenue. Please refer to Note 18, “Financial Data by Segment and Geographic Area,” for a full description of our sources of revenue.

Professional Services and Other Revenues

Professional services and other revenues consist primarily of charges relating to the work performed to assist customers with the implementation of their solutions. Also included in professional services are any related training services, post-implementation professional services, and purchased time clocks. We also generate professional services and other revenues from custom professional services and consulting services that we provide and for certain third-party services that we arrange for our Bureau customers. Professional services revenue is primarily recognized as hours are incurred.

Costs and Expenses

Cost of Revenue

Cost of revenue consists of costs to deliver our revenue-producing services. Most of these costs are recognized as incurred, that is, as we become obligated to pay for them. Some costs of revenue are recognized in the period that a service is sold and delivered. Other costs of revenue are recognized over the period of use or in proportion to the related revenue.

The costs recognized as incurred consist primarily of customer service staff costs, customer technical support costs, implementation personnel costs, costs of hosting applications, consulting and purchased services, delivery services, and royalties. The costs of revenue recognized over the period of use are depreciation and amortization, rentals of facilities and equipment, and direct and incremental costs associated with deferred implementation service revenue.

Cost of recurring services revenues primarily consists of costs to provide maintenance and technical support to our customers, and the costs of hosting our applications. The cost of recurring services revenues includes compensation and other employee-related expenses for data center staff, payments to outside service providers, data center, and networking expenses.

Cost of professional services and other revenues primarily consists of costs to provide implementation consulting services and training to our customers, as well as the cost of time clocks. Costs to provide implementation consulting services include compensation and other employee-related expenses for professional services staff, costs of subcontractors, and travel.

Product development and management expense includes costs related to software development activities that do not qualify for capitalization, such as development, quality assurance, testing of new technologies, and enhancements to our existing solutions that do not result in additional functionality. Product development and management expense also includes costs related to the management of our service offerings. Research and development expense, which is included within product development and management expense, was $25.8, $18.1, and $11.2 for the years ended December 31, 2017, 2016, and 2015, respectively.

Depreciation and amortization related to cost of revenue primarily consists of amortization of capitalized software.

Selling, General, and Administrative Expense

Selling expense includes costs related to maintaining a direct marketing infrastructure and sales force and other direct marketing efforts, such as advertising, telemarketing, direct mail, and trade shows. Advertising costs are expensed as incurred. Advertising expense was $6.2, $6.4, and $5.7 for the years ended December 31, 2017, 2016, and 2015, respectively.

General and administrative expense includes costs that are not directly related to delivery of services, selling efforts, or product development, primarily consisting of corporate-level costs, such as administration, finance, legal and human resources. Also included in this category are the provision for doubtful accounts receivable, net periodic pension costs, depreciation, and amortization of other intangible assets not reflected in cost of revenue.

Other Expense, Net

Other expense, net includes the results of transactions that are not appropriately classified in another category. These items are primarily foreign currency translation gains and losses, environmental reserve charges, and charges related to the impairment of asset values.

Income Taxes

Income taxes have been provided for using the liability method. The liability method requires an asset and liability based approach in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities and the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment.

We classify interest and penalties related to income taxes as a component of the income tax provision.

Fair Value of Financial Instruments

The carrying amounts of cash and equivalents, trade and other receivables, net, customer trust funds, customer trust funds obligations, customer advance payments, and accounts payable approximate fair value because of the short-term nature of these items.

Share-Based Compensation

Our employees participate in share-based compensation plans. Under the fair value recognition provisions of share-based compensation accounting, we measure share-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is the period during which an employee is required to provide services in exchange for the award.

We use the Black-Scholes standard option pricing model (“Black-Scholes model”) to determine the fair value of stock options with term-based vesting conditions. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the value of our common stock as well as other inputs and assumptions described below. The value of our common stock is determined by the Board of Directors with assistance from a third-party valuation expert.

We use an integrated Monte Carlo simulation model and a trinomial lattice model to determine fair value of performance-based options. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. This probability is an input into the trinomial lattice model used to fair value the options as well as other inputs and assumptions described below.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we adopt a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating results.

To determine fair value of both term- and performance-based stock options, the risk-free interest rate used was based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance-based options and the expected term of the term-based option. The estimated volatility of our common stock is based on volatility data for selected comparable public companies over the expected term of our stock options. Because we do not anticipate paying any cash dividends in the foreseeable future, we use an expected dividend yield of zero. The amount of share-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest.

We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We analyze historical data to estimate pre-vesting forfeitures and record share-based compensation expense for those awards expected to vest. We recognize term-based stock compensation expense using the straight-line method.

Foreign Currency Translation

We have international operations whereby the local currencies serve as functional currencies. We translate foreign currency denominated assets and liabilities at the end-of-period exchange rates and foreign currency denominated statements of operations at the weighted-average exchange rates for each period. We report the effect of changes in the U.S. dollar carrying values of assets and liabilities of our international operations that are due to changes in exchange rates between the U.S. dollar and their functional currency as foreign currency translation within accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders’ equity and comprehensive income (loss). Gains and losses from transactions and translation of assets and liabilities denominated in currencies other than the functional currency of the international operation are recorded in the consolidated statements of operations within other expense, net.

Recently Issued and Adopted Accounting Pronouncements

In May 2014 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” which replaced all existing revenue guidance created by ASC Topic 606, including prescriptive industry-specific guidance. This standard’s core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Entities will need to apply more judgment and make more estimates than under the previous guidance. In July 2015 the FASB deferred the effective date for all entities by one year, making the guidance for non-public companies effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted to the original effective date of December 15, 2016 (including interim reporting periods within that reporting period). The standard permits the use of either the retrospective or cumulative effect transition method. Management has decided to adopt the new standard effective first quarter 2019. Management anticipates using the retrospective method for adoption.

In preparation for this planned adoption, we have been evaluating the impact of the new standard to our financial statements and accompanying disclosures in the notes to our consolidated financial statements. Our assessment of the impact includes an evaluation of the five-step process set forth in the new standard along with the enhancement of disclosures that will be required. To date, we have developed our initial plan for implementing the standard, which includes identifying customer contracts within the scope of the new standard, identifying performance obligations within those customer contracts, and evaluating the impact of incremental variable consideration paid to obtain those customer contracts. We have also undertaken a comprehensive review of all contracts that fall under the scope of the new standard; and, as of the date of this report, we are nearly complete with our review of in-scope contracts.

Based on analysis performed to date, we expect that adoption of the new standard will result in changes to the classification and timing of our revenue recognition. Specifically, we expect an increase in revenue classified as professional services and other revenue and a reduction in revenue classified as recurring services revenue, compared to current U.S. GAAP. Further, we expect that the new standard will result in changes to the timing of our revenue recognition compared to current U.S. GAAP. In compliance with the new standard, a contractual asset will be reflected on the consolidated balance sheets and will be amortized over the customers’ period of benefit, which is generally three years. We also expect changes to the timing of certain selling, general, and administrative expenses, as the new standard will also require capitalizing and amortizing certain selling expenses, such as commissions and bonuses paid to the sales force. These sales expenses will be amortized over the customer’s period of benefit, generally three years.

In periods of revenue growth, the changes above are expected to result in higher overall earnings before income taxes and net income when compared to current U.S. GAAP. We have not yet determined the impact of the disclosure requirements.

In February 2016 the FASB issued ASU No. 2016-02, “Leases,” which is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This standard requires balance sheet recognition for both finance leases and operating leases. This guidance is effective for non-public companies for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The guidance is required to be adopted using a modified retrospective approach. An entity will, in effect, continue to account for leases that commence before the effective date in accordance with previous U.S. GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous U.S. GAAP. We are currently evaluating the impact of the adoption of this standard.

In March 2016 the FASB issued ASU No. 2016-09, “Compensation-Stock Compensation,” which simplifies several aspects of accounting for share-based payment transactions. This standard requires all excess tax benefits or deficiencies to be recognized within the income statement with the tax benefits classified as an operating activity on the statement of cash flows. This standard also requires cash paid by an employer for tax withholding purposes to be classified as a financing activity on the statement of cash flows. This guidance is effective for non-public companies for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. The guidance relating to the income tax consequences is required to be adopted using a modified retrospective approach. The guidance relating to the classification on the statement of cash flows is required to be adopted using a retrospective approach. We elected early adoption of this standard as of January 1, 2017, which had an immaterial impact on our financial results and presentation.

In January 2017 the FASB issued ASU No. 2017-04, “Intangibles-Goodwill and Other,” which simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. This standard requires that an entity perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment. This guidance is effective for public business entities that are not an SEC filer for annual or interim goodwill impairment tests in fiscal years beginning December 15, 2020. We elected early adoption of this standard as of our October 1, 2017, our annual testing date, which did not have an impact on our financial results.

3. Discontinued Operations

Sale of UK Business

On June 15, 2016, we completed the stock sale of our United Kingdom and Ireland businesses, along with the portion of our Mauritius operations that supported these businesses (the “UK Business”). We received $93.2 in connection with this transaction. Concurrent with this transaction, we entered into a strategic partnership with the acquirer, SD Worx, a leading European provider of payroll and HCM services, to deliver cloud human capital management (“HCM”) services across Europe.

This transaction represented a strategic shift in our overall business and had a significant impact on our financial statement results. Therefore, the UK Business has been presented as discontinued operations within the HCM segment in the consolidated financial statements and accompanying notes for all periods presented. The sale of the UK Business, which made up the International reporting unit, was considered a sale of a business, and as such, the entire goodwill balance assigned to the International reporting unit of $23.8 was included in the carrying amount used in determining the gain on sale of the UK Business. During the year ended December 31, 2017, there was a settlement payment made to SD Worx.

The amounts in the table below reflect the operating results of the UK Business reported as discontinued operations, as well as supplemental disclosures of the discontinued operations:

	Year Ended December 31,
	2017	2016	2015
Net revenues	$—	$37.0	$79.2
Income from operations before income taxes	—	0.5	2.3
(Loss) gain on sale of business	(1.0)	5.9	—
Income tax benefit (expense)	—	0.2	(1.4)
(Loss) income from discontinued operations, net of income taxes	$(1.0)	$6.6	$0.9
Depreciation and amortization	$—	$1.3	$3.3
Capital expenditures	$—	$0.7	$2.4

Sale of Divested Benefits Continuation Businesses

In the third quarter of 2013, we entered into an agreement for the sale of certain of our customer contracts for consumer-directed benefit services, including flexible spending accounts, health reimbursement accounts, health savings accounts, commuter (parking or transit) premium-only plans, and tuition reimbursement plans (collectively, the “Consumer-Directed Benefit Services”). During the third quarter of 2015, we completed two separate transactions that resulted in the sale of our benefits administration and post-employment health insurance portability compliance businesses (the “Divested Benefits Continuation Businesses”).

These three transactions represented a strategic shift in our overall business and have had a significant impact on the financial statement results. Accordingly, the Divested Benefits Continuation Businesses, as well as the Consumer-Directed Benefit Services, have been presented as discontinued operations within the HCM segment in the consolidated financial statements and accompanying notes for all periods presented. The amounts in the table below reflect the operating results and gain on sale of the Divested Benefits Continuation Businesses reported as discontinued operations, as well as supplemental disclosures of the discontinued operations:

	Year Ended December 31,
	2017	2016	2015
Net revenues	$—	$4.8	$40.0
(Loss) income from operations before income taxes	—	(0.8)	12.2
Gain (loss) on sale of businesses	0.5	21.0	(28.9)
Income tax expense	(0.2)	(10.3)	—
Income (loss) from discontinued operations, net of income taxes	$0.3	$9.9	$(16.7)
Depreciation and amortization	$—	$—	$0.4
Capital expenditures	$—	$—	$0.5

The purchase price of the Consumer-Directed Benefit Services was subject to adjustment, dependent upon which customers transitioned to the acquirer. The proceeds of $15.0 for the Consumer-Directed Benefit Services were received on the sale date in the third quarter of 2013. Since a portion of the customer contracts were assigned to the acquirer on the sale date, that portion of the purchase price was recognized upon the sale date. For the remaining contracts that required transition, the purchase price was deferred and recognized as each contract transferred. The final calculation of the purchase price was determined during the second quarter of 2015, which resulted in the recognition of an additional gain of $1.5.

For both sales of the Divested Benefits Continuation Businesses, consideration received was contingent upon the number and dollar value of successful customer transitions and is recorded when earned. Proceeds of $21.0, and $0.4 were received and earned based on the customers transitioned during the years ended December 31, 2016, and 2015, respectively. The proceeds received during the year ended December 31, 2017, were for a final purchase price true-up related to one of the transactions.

Both sales of the Divested Benefits Continuation Businesses were considered a sale of a business, and as such, a portion of goodwill was assigned to each disposed business based on its relative fair value. This resulted in a combined goodwill assignment of $22.5, which is included in the loss on sale within discontinued operations. Additionally, a write-off of the long-lived assets associated with the disposal group of $8.1 is included in the loss on sale within discontinued operations. These long-lived assets consisted primarily of customer lists and relationships intangible assets, equipment, and software.

The amounts in the table below reflect the assets and liabilities reported as discontinued operations for the Divested Benefits Continuation Businesses. These amounts are included within other current assets and other accrued expenses, respectively, in our consolidated balance sheets:

	December 31,
	2017	2016
Assets:
Other assets	$—	$0.1

Assets of discontinued operations	$—	$0.1

Liabilities:
Accounts payable	$—	$0.4
Other liabilities	0.3	0.5

Liabilities of discontinued operations	$0.3	$0.9

4. Business Combinations and Noncontrolling Interest

On March 1, 2016, we entered into a strategic joint venture with WorkAngel Technology Limited (“WorkAngel”) in which we contributed our existing LifeWorks business to a newly formed English limited company (WorkAngel Organisation Limited or the “Joint Venture Company”). The stockholders of WorkAngel contributed all of the issued and outstanding shares of WorkAngel to the Joint Venture Company. In exchange for consideration contributed, we received 10,063,749 Class A shares and WorkAngel stockholders received 10,063,749 Class B shares. On January 20, 2017, WorkAngel Organisation Limited changed its name to LifeWorks Corporation Ltd.

We have a controlling interest in the Joint Venture Company, including certain preferential distribution rights; therefore, the Joint Venture Company is consolidated within our financial statements, and the other joint venture ownership interest component is presented as a noncontrolling interest. As a result of holding a controlling interest in the Joint Venture Company, this transaction has been accounted for as a business combination, whereby the Joint Venture Company acquired all of the issued and outstanding shares of WorkAngel in exchange for 10,063,749 Class B shares in the Joint Venture Company, valued at $39.2 as of March 1, 2016. Concurrently, we recorded the initial noncontrolling interest of $39.2 on our consolidated balance sheet. At the acquisition date, the net assets of WorkAngel were approximately $2.1, which were comprised of $1.2 of cash and $0.9 of net working capital. As a result, we have recorded $37.1 of goodwill related to the acquisition of WorkAngel. The goodwill recorded principally relates to the assembled workforce of WorkAngel.

Stockholder distributions will occur upon a liquidation event, as defined by the joint venture agreement. Holders of the Class A shares will have rights to 75 percent of the distributions up to $250.0, 25 percent of the distributions between $250.0 and $500.0, and 50 percent thereafter. Holders of Class B shares have rights to the remaining distributions. Income attributable to noncontrolling interest has been calculated by applying the Class B distribution percentages to the joint venture earnings as reported on a stand-alone basis. During the year ended December 31, 2017, the loss attributable to the noncontrolling interest was $1.3. During the year ended December 31, 2016, the income attributable to the noncontrolling interest was $0.1.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). U.S. GAAP outlines a valuation framework and creates a fair value hierarchy intended to increase the consistency and comparability of fair value measurements and the related disclosures. Certain assets and liabilities must be measured at fair value, and disclosures are required for items measured at fair value.

We measure our financial instruments using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•	Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (that is, interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

•	Level 3 inputs include unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including internal data.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2017, our financial assets and liabilities measured at fair value on a recurring basis were categorized as follows:

	Total	Level 1	Level 2		Level 3
Assets
Available for sale customer trust funds assets	$1,782.1	$—	$1,782.1	(a)	$—

Total assets measured at fair value	$1,782.1	$—	$1,782.1		$—

As of December 31, 2016, our financial assets and liabilities measured at fair value on a recurring basis were categorized as follows:

	Total	Level 1	Level 2		Level 3
Assets
Available for sale customer trust funds assets	$1,755.4	$—	$1,755.4	(a)	$—

Total assets measured at fair value	$1,755.4	$—	$1,755.4		$—

(a)	Fair value is based on inputs that are observable for the asset or liability, other than quoted prices.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During the year ended December 31, 2017, we did not re-measure any financial assets or liabilities at fair value on a nonrecurring basis. During the year ended December 31, 2016, we re-measured our trade name intangible asset to fair value on a nonrecurring basis. Please refer to Note 13, “Supplementary Data to Statement of Operations,” for further discussion. Fair value was based on the relief from royalty method, which is categorized in Level 3 of the fair value hierarchy.

6. Customer Trust Funds

Overview

In connection with our U.S. and Canadian payroll and tax filing services, we collect funds for payment of payroll and taxes; temporarily hold such funds in trust until payment is due; remit the funds to the clients’ employees and appropriate taxing authority; file federal, state and local tax returns; and handle related regulatory correspondence and amendments. The assets held in trust are intended for the specific purpose of satisfying client fund obligations and therefore are not freely available for our general business use.

Our customer trust funds are held and invested with the primary objectives being to ensure adequate liquidity to meet cash flow requirements and to protect the principal balance. Accordingly, we maintain on average approximately 45% of customer trust funds in liquidity portfolios with maturities ranging from one to 120 days, consisting of high-quality bank deposits, money market mutual funds, commercial paper, or collateralized short-term investments; and we maintain on average approximately 55% of customer trust funds in fixed income portfolios with maturities ranging from 120 days to 10 years, consisting of U.S. Treasury and agency securities, Canada government and provincial securities, as well as highly rated asset-backed, mortgage-backed, municipal, corporate and bank securities. To maintain sufficient liquidity in the trust to meet payment obligations, we also have financing arrangements and may pledge fixed income securities for short-term financing.

Financial Statement Presentation

Investment income from invested customer trust funds constitutes a component of our compensation for providing services under agreements with our customers. Investment income from invested customer trust funds included in revenue amounted to $46.5, $39.1, and $36.9 for the years ended December 31, 2017, 2016, and 2015, respectively. Investment income includes interest income, realized gains and losses from sales of customer trust funds’ investments, and unrealized credit losses determined to be other-than-temporary.

The amortized cost of customer trust funds as of December 31, 2017 and 2016, is comprised of the original cost of assets acquired. The amortized cost and fair values of investments of customer trust funds available for sale at December 31, 2017 and 2016, were as follows:

Investments of Customer Trust Funds at December 31, 2017

	Amortized Cost	Gross Unrealized		Fair Value
		Gain	Loss
Money market securities, investments carried at cost and other cash equivalents	$2,309.3	$—	$—	$2,309.3
Available for sale investments:
U.S. government and agency securities	584.6	0.1	(7.1)	577.6
Canadian and provincial government securities	418.2	6.6	(1.5)	423.3

	Amortized Cost	Gross Unrealized		Fair Value
		Gain	Loss
Corporate debt securities	$472.3	$0.8	$(2.5)	$470.6
Asset-backed securities	280.8	—	(1.8)	279.0
Mortgage-backed securities	15.0	—	(0.2)	14.8
Other securities	17.0	—	(0.2)	16.8

Total available for sale investments	1,787.9	7.5	(13.3)	1,782.1

Invested customer trust funds	4,097.2	$7.5	$(13.3)	4,091.4

Trust receivables	8.3			8.3

Total customer trust funds	$4,105.5			$4,099.7

Investments of Customer Trust Funds at December 31, 2016

	Amortized Cost	Gross Unrealized		Fair Value
		Gain	Loss
Money market securities, investments carried at cost and other cash equivalents	$1,941.9	$—	$—	$1,941.9
Available for sale investments:
U.S. government and agency securities	607.7	0.9	(4.7)	603.9
Canadian and provincial government securities	380.0	12.9	(0.1)	392.8
Corporate debt securities	511.7	3.1	(1.2)	513.6
Asset-backed securities	192.2	0.4	(0.3)	192.3
Mortgage-backed securities	28.7	—	(0.2)	28.5
Other securities	24.6	—	(0.3)	24.3

Total available for sale investments	1,744.9	17.3	(6.8)	1,755.4

Invested customer trust funds	3,686.8	$17.3	$(6.8)	3,697.3

Trust receivables	5.5			5.5

Total customer trust funds	$3,692.3			$3,702.8

The following represents the gross unrealized losses and the related fair value of the investments of customer trust funds available for sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2017.

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government and agency securities	$(3.6)	$436.7	$(3.5)	$113.5	$(7.1)	$550.2
Canadian and provincial government securities	(1.5)	133.4	—	—	(1.5)	133.4
Corporate debt securities	(2.0)	264.2	(0.5)	41.4	(2.5)	305.6
Asset-backed securities	(1.7)	239.6	(0.1)	17.0	(1.8)	256.6
Mortgage-backed securities	(0.1)	4.1	(0.2)	10.4	(0.3)	14.5
Other securities	(a)	2.4	(0.1)	12.6	(0.1)	15.0

Total available for sale investments	$(8.9)	$1,080.4	$(4.4)	$194.9	$(13.3)	$1,275.3

(a)	These investments have been in an unrealized loss position; however, the amount of unrealized loss is less than $0.05.

Management does not believe that any individual unrealized loss as of December 31, 2017, represents an other-than-temporary impairment. The unrealized losses are primarily attributable to changes in interest rates and not to credit deterioration. We currently do not intend to sell or expect to be required to sell the securities before the time required to recover the amortized cost.

The amortized cost and fair value of investment securities available for sale at December 31, 2017, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.

	December 31, 2017
	Cost	Fair Value
Due in one year or less	$2,761.6	$2,762.0
Due in one to three years	518.3	648.8
Due in three to five years	528.8	473.9
Due after five years	288.5	206.7

Invested customer trust funds	$4,097.2	$4,091.4

7. Trade and Other Receivables, Net

The balance in trade and other receivables, net, is comprised of the following:

	December 31,
	2017	2016
Trade receivables from customers	$81.9	$78.1
Interest receivable from invested customer trust funds	1.7	0.5
Other	3.8	6.0

Total gross receivables	87.4	84.6

Less: reserve for sales adjustments	(4.8)	(4.2)
Less: allowance for doubtful accounts	(2.7)	(2.3)

Trade and other receivables, net	$79.9	$78.1

The activity related to the allowance for doubtful accounts is as follows for each of the periods:

	Year Ended December 31,
	2017	2016	2015
Balance at beginning of year	$2.3	$1.4	$1.8
Provision for doubtful accounts	1.1	1.3	0.7
Charge-offs, net of recoveries	(0.7)	(0.4)	(1.1)

Balance at end of year	$2.7	$2.3	$1.4

8. Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31,
	2017	2016
Land	$7.5	$7.5
Software	207.2	171.7
Machinery and equipment	122.1	103.9
Buildings and improvements	36.6	36.2

Total property, plant and equipment	373.4	319.3
Accumulated depreciation	(269.6)	(232.4)

Property, plant and equipment, net	$103.8	$86.9

Depreciation expense of property, plant, and equipment totaled $36.3, $35.8, and $34.1 for the years ended December 31, 2017, 2016, and 2015, respectively.

9. Goodwill and Intangible Assets

Goodwill

Goodwill and changes therein were as follows for the years ended December 31, 2017 and 2016:

	HCM	LifeWorks	Total
Balance at December 31, 2015	$2,008.5	$—	$2,008.5
Formation of Joint Venture Company (See Note 4)	(87.7)	87.7	—
Acquisition of WorkAngel (See Note 4)	—	37.1	37.1
Translation	12.3	0.1	12.4

Balance at December 31, 2016	1,933.1	124.9	2,058.0
Translation	27.9	1.4	29.3

Balance at December 31, 2017	$1,961.0	$126.3	$2,087.3

Tax-deductible goodwill at December 31, 2017	$12.2	$—	$12.2

We perform an impairment assessment of our goodwill balances as of October 1 of each year. Goodwill impairment testing is performed at the level below the business segments (referred to as a reporting unit). Our reporting units are HCM and LifeWorks.

As of January 1, 2017, we elected early adoption of ASU No. 2017-04, “Intangibles-Goodwill and Other,” which simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. We performed the annual impairment quantitative test for both our HCM and LifeWorks reporting units as of October 1, 2017, and concluded that the fair values exceeded its respective carrying amounts. Based on these quantitative assessments, we determined that no goodwill impairment existed for either our HCM or LifeWorks reporting units as of October 1, 2017; however, our quantitative test for LifeWorks resulted in the fair value exceeding its carrying amount, but the excess was less than 10 percent. Because a majority of the LifeWorks goodwill was recently recorded in connection with the creation of the Joint Venture Company and acquisition of WorkAngel, representing fair value as of March 1, 2016, there is not a significant excess of fair value over carrying amount as of October 1, 2017. We have a risk of future impairment to the extent that individual reporting unit performance does not meet our projections. Additionally, if our current assumptions and estimates, including projected revenues and income growth rates, terminal growth rates, competitive and consumer trends, market-based discount rates, and other market factors, are not met, or if valuation factors outside of our control change unfavorably, the estimated fair value of our goodwill could be adversely affected, leading to a potential impairment in the future. No events occurred during the period ended December 31, 2017, that indicated it was more likely than not that our goodwill was impaired.

Intangible Assets

Other intangible assets consist of the following as of December 31, 2017:

	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Life Range (Years)
Customer lists and relationships	$248.4	$(209.3)	$39.1	5-15
Tradename	174.0	(2.1)	171.9	—
Technology	155.6	(154.2)	1.4	2-7

Total other intangible assets	$578.0	$(365.6)	$212.4

We perform an impairment assessment of our trade name intangible assets as of October 1 of each year. We performed the relief from royalty method impairment test as of October 1, 2017, and concluded that the fair value of our trade name intangible assets exceeded its respective carrying amount.

Other intangible assets consist of the following as of December 31, 2016:

	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Life Range (Years)
Customer lists and relationships	$244.5	$(185.7)	$58.8	5-15
Tradename	173.6	(1.9)	171.7	—
Technology	152.5	(150.1)	2.4	2-7

Total other intangible assets	$570.6	$(337.7)	$232.9

The gross carrying amount of the trade name intangibles asset as of December 31, 2016, reflects an impairment of $10.2 recorded during the year ended December 31, 2016. The sale of the UK Business was considered a triggering event to test the trade name intangible asset for impairment. Please refer to Note 13, “Supplementary Data to Statement of Operations,” for further discussion.

Amortization expense related to definite-lived intangible assets was $21.6, $21.5, and $21.9 for the years ended December 31, 2017, 2016, and 2015, respectively. We estimate the future amortization of other intangible assets held at December 31, 2017, will be:

Years Ending December 31,	Amount
2018	$21.8
2019	18.2
2020	0.1
2021	0.1
2022	—

10. Debt

Overview

Set forth below is a description of certain debt facilities for which Ceridian was obligated during the periods covered by these consolidated financial statements. Generally, Ceridian’s debt obligations can be described as follows: (i) through the period which ended with the Separation Transaction on October 1, 2013, Ceridian (together with Comdata) was jointly and severally liable for the Parent’s various debt facilities; (ii) in connection with the Separation Transaction, each of Ceridian and Comdata assumed a portion of such Parent debt facilities; and (iii) thereafter, in connection with the merger of Comdata on November 14, 2014, Ceridian became the sole obligor of its own debt and was released from any liability relating to the Parent indebtedness and from any liability relating to the Comdata indebtedness.

•	The Parent entered into a Credit Agreement, originally dated November 9, 2007, as amended on multiple occasions, pursuant to which a revolving credit facility (“Parent Revolving Credit Facility”) and term debt (“Parent Term Debt”) (together referred to as the “Parent Senior Secured Credit Facility”) were made available. Such Parent Senior Secured Credit Facility was secured by all assets of the Parent and was senior to certain other debt of the Parent. During the third quarter of 2012, Parent (i) amended the terms of the original 2007 credit agreement to reduce the principal amount of the Parent Senior Secured Credit Facility and (ii) issued its Senior Secured Notes due 2019 (the “Parent Senior Secured Notes”) (together, the “Amend and Extend Transaction”). The Parent Senior Secured Credit Facility and the Parent Senior Secured Notes were both secured by the same collateral and shared the same priority among the Parent’s various debt obligations.

•	As part of the Separation Transaction on October 1, 2013, (i) Comdata assumed responsibility for the Parent Senior Secured Notes and (ii) Ceridian and Comdata each assumed repayment responsibility for a portion of the Parent Senior Secured Credit Facility. On August 6, 2014, the Parent Senior Secured Credit Facility was then refinanced and provided for three facilities:

1.	$673.0 Term Loan B-1 Facility: this tranche named Comdata and Parent as co-borrowers, with Ceridian and other entities as co-guarantors;

2.	$702.0 Term Loan B-2 Facility (the “Ceridian Term Loan B-2 Debt”): this tranche named Ceridian and Parent as co-borrowers, with Comdata and other entities as co-guarantors and provided that, upon satisfaction of certain credit conditions, Ceridian could become the sole borrower and the Parent, Comdata and the other Comdata affiliates would be released from their obligations; and

3.	$130.0 Revolving Credit Facility: this facility provided Parent and Ceridian a revolving credit facility and provided that, upon satisfaction of certain credit conditions, Ceridian could become sole borrower.

The credit conditions allowing for transition to a stand-alone Ceridian credit facility were measured, in part, upon EBITDA, with certain adjustments as set forth in the credit documents (“Credit Facility EBITDA”).    Ceridian was required to meet (i) a secured debt to Credit Facility EBITDA ratio less than or equal to 4.0 to 1.0 and (ii) a total leverage to Credit Facility EBITDA ratio less than or equal to 6.25 to 1.0.

•	The Parent issued its Senior Notes due 2015 (the “Parent Senior Notes”) pursuant to an Indenture dated November 9, 2007 as amended on multiple occasions. During the first quarter of 2013, Parent issued its Senior Exchangeable Notes due 2021 (the “Parent Senior Exchangeable Notes”) which were senior unsecured obligations of the Parent, exchangeable at any time at the option of Parent for notes to be issued by Ceridian, although the Parent and Comdata remained obligated as guarantors. The proceeds from the issuance of the Parent Senior Exchangeable Notes were used to prepay a portion of the Parent Senior Notes. As part of the Separation Transaction on October 1, 2013, (i) Ceridian issued its Senior Notes due 2021 (the “Ceridian Senior Notes”) in exchange for the Parent Senior Exchangeable Notes, with the same credit support as was applicable to the Parent Senior Exchangeable Notes (including guarantees from the Parent and Comdata) and (ii) the portion of the Parent Senior Notes that then remained outstanding were assumed by Comdata. The Ceridian Senior Notes provided that, upon satisfaction of certain credit conditions, Ceridian could become the sole obligor and the Parent, Comdata and the other Comdata affiliates would be released from their obligations. These credit conditions were essentially the same as were applicable to the release described above relating to the Ceridian Term Loan B-2 Debt.

In connection with the merger of Comdata, the Parent’s payment systems business, on November 14, 2014, Ceridian met the credit conditions noted above, with the result that (i) Parent and Comdata were released of all guarantees and obligations relating to Ceridian’s debt and (ii) Parent and Ceridian were released of all guarantees and obligations related to the Parent’s indebtedness. The debt for which Ceridian became solely obligated on November 14, 2014, and for which it remains obligated through December 31, 2017, consists of the following:

1.	Ceridian entered into a new Credit Agreement dated as of November 14, 2014 pursuant to the terms of which Ceridian became sole borrower of (i) a term loan debt facility (the “Ceridian Term Debt”) to replace the debt previously known as the Ceridian Term Loan B-2 Debt and (ii) a revolving credit facility (the “Ceridian Revolving Credit Facility”) (the Ceridian Term Debt and the Ceridian Revolving Credit Facility are together referred to as the “Ceridian Senior Secured Credit Facility”), which Ceridian Senior Secured Credit Facility is secured by all assets of Ceridian and is senior to Ceridian’s other debt.

2.	Ceridian became sole obligor of the Ceridian Senior Notes.

Our debt obligations consist of the following:

	December 31,
	2017	2016
Ceridian Term Debt, interest rate of 5.1% and 4.5% as of December 31, 2017 and 2016, respectively	$657.3	$683.2
Ceridian Senior Notes, interest rate of 11.0% as of December 31, 2017 and 2016	475.0	475.0
Ceridian Revolving Credit Facility ($130.0 available capacity less amounts reserved for letters of credit, which were $8.4 and $7.7 as of December 31, 2017, and 2016, respectively)	—	—

Total debt	1,132.3	1,158.2
Less unamortized discount on Ceridian Term Debt	0.9	1.1
Less unamortized debt issuance costs on Ceridian Senior Notes and Ceridian Term Debt	11.6	15.0
Less current portion of long-term debt	—	2.3

Long-term debt, less current portion	$1,119.8	$1,139.8

Ceridian Senior Secured Credit Facility

Principal Amounts and Maturity Dates

On November 14, 2014, the Ceridian Senior Secured Credit Facility was put into place, consisting of the Ceridian Term Debt in the principal amount of $702.0 and the Ceridian Revolving Credit Facility providing up to $130.0. As of December 31, 2017, the Ceridian Term Debt has a maturity date of September 2020, and the Ceridian Revolving Credit Facility has a maturity date of September 2019. The Ceridian Term Debt requires quarterly principal payments of 0.25% of the original principal amount. Ceridian made mandatory pre-payments towards the principal balance of the Ceridian Term Debt with the proceeds received from the sale of the UK Business during the three months ended June 30, 2016, and September 30, 2017, of $10.0 and $25.9, respectively. These pre-payments were applied against the scheduled quarterly principal payments; and therefore, there are no further scheduled principal payments with respect to the Ceridian Term Debt.

Interest

The effective interest rate on the Ceridian Term Debt at December 31, 2017 and 2016, was 5.1% and 4.5%, respectively. The Ceridian Term Debt bears an interest rate of LIBOR plus 3.5%, subject to a 1.0% LIBOR floor.

Financing Costs and Issuance Discounts

The Ceridian Term Debt had associated unamortized deferred financing costs of $5.4 and $7.3 at December 31, 2017 and 2016, respectively, and are being amortized at the effective interest rate of 4.8%.

Collateral and Guarantees

The Ceridian Senior Secured Credit Facility names Ceridian as the sole borrower and is unconditionally guaranteed by Ceridian’s domestic, wholly-owned financially material restricted subsidiaries, subject to certain customary exceptions. The Ceridian Senior Secured Credit Facility is secured by a perfected first priority security interest, subject to certain exceptions (including customer trust funds), in substantially all of Ceridian’s and the subsidiary guarantors’ tangible and intangible assets. The security interest includes a pledge of the capital stock of certain of Ceridian’s direct and indirect material restricted subsidiaries.

Representations, Warranties and Covenants

The documents governing the Ceridian Senior Secured Credit Facility contain certain customary representations and warranties. In addition, those documents contain customary covenants restricting Ceridian’s ability and certain of its subsidiaries’ ability to, among other things: incur additional indebtedness, issue disqualified stock and preferred stock; create liens; declare dividends; redeem capital stock; make investments; engage in a materially different line of business; engage in certain mergers, consolidations, acquisitions, asset sales or other fundamental changes; engage in certain transactions with affiliates; enter into certain restrictive agreements; make prepayments on any subordinated indebtedness; modify junior financing documentation; and make changes to our fiscal year.

The Ceridian Senior Secured Credit Facility documents contain a requirement that Ceridian maintain a ratio of adjusted first lien debt to Credit Facility EBITDA below specified levels on a quarterly basis; however, such requirement is applicable only if more than 35% of the Ceridian Revolving Credit Facility is drawn. As of December 31, 2017, no portion of the Ceridian Revolving Credit Facility was drawn.

Events of Default

Events of default under the Senior Secured Credit Facility documents include, but are not limited to: failure to pay interest, principal and fees or other amounts when due; material breach of any representation or warranty; covenant defaults; cross defaults to other material indebtedness; events of bankruptcy, invalidity of security interests; a change of control, material judgments for payment of money; involuntary acceleration of any debt; and other customary events of default. There were no events of default as of December 31, 2017.

Ceridian Senior Notes

General Description

On October 1, 2013, Ceridian issued the Ceridian Senior Notes due 2021 in the principal amount of $475.0, in exchange for the Parent Senior Exchangeable Notes.

As described above, in connection with the merger of Comdata on November 14, 2014, Ceridian met the credit conditions to allow the Ceridian Senior Notes to transition to stand-alone obligations of Ceridian. The Ceridian Senior Notes are unsecured.

The Ceridian Senior Notes may be redeemed, in whole or in part, at redemption prices decreasing from 108.25% of the principal amount thereof to par on March 15, 2019 (and thereafter), plus accrued and unpaid interest.

Interest

The interest rate on the Ceridian Senior Notes was fixed at 11.0% as of December 31, 2017 and 2016.

Financing Costs and Issuance Discounts

As a result of the issuance of the Parent Senior Exchangeable Notes in the first half of 2013 which partially redeemed the Parent Senior Notes, Ceridian recorded a one-time charge to interest expense which represented the call premium, related unamortized discount and deferred financing fees of the partially redeemed Parent Senior Notes. The Parent Senior Exchangeable Notes had unamortized deferred financing costs of $6.2 and $7.7 at December 31, 2017 and 2016, respectively. Deferred financing costs are being amortized at the effective interest rate of 11.45% and will be amortized over the term of the Ceridian Senior Notes since the transaction was deemed to be an exchange of debt.

Other Information Relating to Indebtedness

Future Payments and Maturities of Debt

The future principal payments and maturities of our indebtedness are as follows:

Years Ending December 31,	Amount
2018	$—
2019	—
2020	657.3
2021	475.0
2022	—
Thereafter	—

$1,132.3

Ceridian may be required to make additional payments on the Ceridian Term Debt from various sources, including proceeds of certain indebtedness which may be incurred from time to time, certain asset sales and a certain percentage of cash flow. No mandatory redemption of the Ceridian Senior Notes is required prior to maturity, except in the event of a change in control. There is an excess cash flow calculation associated with the Ceridian Term Debt, and based on this calculation, we are not required to make a prepayment on the Ceridian Term Debt in the first quarter of 2018.

Fair Value of Debt

Our debt does not trade in active markets. Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities and the limited trades of our debt, the fair value of our indebtedness was estimated to be $1,154.1 and $1,166.9 as of December 31, 2017 and 2016, respectively.

Priority of Debt

In the event of liquidation, the Ceridian Senior Secured Credit Facility has priority over the Ceridian Senior Notes with respect to the proceeds of collateral.

Other Debt Financing

Ceridian Canada had available at December 31, 2017 and 2016, a committed bank credit facility that provided up to CDN $7.0 and $7.0, respectively, for issuance of letters of credit, and it is a discretionary line at the option of the bank. The amounts of letters of credit outstanding under this facility were CDN $7.0 (USD $5.6) and CDN $7.0 (USD $5.2) at December 31, 2017 and 2016, respectively.

11. Employee Benefit Plans

Ceridian maintains numerous benefit plans for current and former employees. As of December 31, 2017, our current active benefit plans include defined contributions plans for substantially all employees. All other defined benefit plans have been frozen.

Defined Contribution Plans

Ceridian maintains defined contribution plans that provide retirement benefits to substantially all of our employees. Contributions are based upon the contractual obligations of each respective plan. We recognized expense of $8.1, $7.4, and $7.6 for the years ended December 31, 2017, 2016, and 2015, respectively, with regard to employer contributions to these plans.

Defined Benefit Plans

Ceridian maintains defined benefit pension plans covering certain of our current and former U.S. employees (the U.S. defined benefit plan and nonqualified defined benefit plan, collectively referred to as our “defined benefit plans”), as well as other postretirement benefit plans for certain U.S. retired employees that include heath care and life insurance benefits.

Pension Benefits

The largest defined benefit pension plan (the “U.S. defined benefit plan”) is a defined benefit plan for certain current and former U.S. employees that closed to new participants on January 2, 1995. In 2007, the U.S. defined benefit plan was amended (1) to exclude from further participation any participant or former participant who was not employed by the Parent or another participating employer on January 1, 2008, (2) to discontinue participant contributions, and (3) to freeze the accrual of additional benefits as of December 31, 2007. The measurement date for pension benefit plans is December 31.

Assets of the U.S. defined benefit plan are held in an irrevocable trust and do not include any Ceridian securities. Benefits under this plan are generally calculated on final or career average earnings and years of participation in the plan. Most participating employees were required to permit salary reduction contributions to the plan on their behalf by the employer as a condition of active participation. Retirees and other former employees are inactive participants in this plan and constitute approximately 98% of the plan participants. This plan is funded in accordance with funding requirements under the Employee Retirement Income Security Act of 1974, based on determinations of a third-party consulting actuary. Investment of the U.S. defined benefit plan assets in Ceridian securities is prohibited by the investment policy. We made a contribution amounting to $21.1 in 2017 to the U.S. defined benefit plan. We expect to make contributions to the U.S. benefit plan amounting to $18.5 during 2018. As a result of the Comdata merger on November 14, 2014, Comdata and its subsidiaries are no longer included in the group of companies that are obligated under the U.S. defined benefit plan.

Ceridian also sponsors a nonqualified supplemental defined benefit plan (the “nonqualified defined benefit plan”), which is unfunded and provides benefits to selected U.S. employees in addition to the U.S. defined benefit plan. We made contributions to the nonqualified defined benefit plan amounting to $1.9 in 2017 and expect to make contributions of $1.8 during 2018.

We account for our defined benefit plans using actuarial models. These models use an attribution approach that generally spreads the effect of individual events over the estimated life expectancy of the employees in such plans. These events include plan amendments and changes in actuarial assumptions such as the expected long-term rate of return on plan assets, discount rate related to the benefit obligation, rate of active participants’ compensation increases and mortality rates.

One of the principal components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns that contribute to the settlement of the liability. Differences between actual and expected returns are recognized in the net periodic pension calculation over three years. We use long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop our expected return on plan assets.

The discount rate assumption is used to determine the benefit obligation and the interest portion of the net periodic pension cost (credit) for the following year. We utilize a full yield curve approach for our discount rate assumption by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. As of December 31, 2017, a 25 basis point decrease in the discount rate would result in a $0.2 decrease to expense for all pension plans.

At December 31, 2016, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2016, which resulted in a $12.0 decrease in the projected benefit obligation. At December 31, 2017, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2017, which resulted in a $6.0 reduction in the projected benefit obligation.

The funded status of defined benefit plans represents the difference between the projected benefit obligation and the plan assets at fair value. The projected benefit obligation of defined benefit plans exceeded the fair value of plan assets by $154.4 and $189.5 at December 31, 2017 and 2016, respectively. We are required to record the unfunded status as a liability in our consolidated balance sheets and recognize the change in the funded status in comprehensive income, net of deferred income taxes.

The projected future payments to participants from defined benefit plans are included in the table below.

Years Ending December 31,	Amount
2018	$46.8
2019	46.3
2020	45.4
2021	44.4
2022	43.1
Next five years	$193.5

The accompanying tables reflect the combined funded status and net periodic pension cost and combined supporting assumptions for the defined benefit elements of our defined benefit plans.

	Year Ended December 31,
	2017	2016
Funded Status of Defined Benefit Retirement Plans at Measurement Date
Change in Projected Benefit Obligation During the Year:
Projected benefit obligation at beginning of year	$605.9	$636.0
Service cost	—	—
Interest cost	17.2	18.2
Actuarial loss	20.3	4.3
Benefits paid and plan expenses	(50.4)	(52.6)

Projected benefit obligation at end of year	$593.0	$605.9

Change in Fair Value of Plan Assets During the Year:
Plan assets at fair value at beginning of year	416.4	410.1
Actual return on plan assets	49.6	20.5
Employer contributions	23.0	38.4
Benefits paid and plan expenses	(50.4)	(52.6)

Plan assets at fair value at end of year	438.6	416.4

Funded status of plans	$(154.4)	$(189.5)

	December 31,
	2017	2016
Amounts recognized in Consolidated Balance Sheets
Current liability	$20.3	$27.1
Noncurrent liability	134.1	162.4

Amounts recognized in Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss, net of tax of $91.5 and $91.5, respectively	$151.4	$167.2

The other comprehensive (income) loss related to pension benefit plans is as follows:

	Year Ended December 31,
	2017	2016	2015
Net actuarial (gain) loss	$(3.0)	$9.5	$2.2
Amortization of net actuarial loss	(12.8)	(12.5)	(13.3)
Tax expense	—	0.1	—

Other comprehensive income, net of tax	$(15.8)	$(2.9)	$(11.1)

	Year Ended December 31,
	2017	2016	2015
Assumption Used in Calculations
Discount rate used to determine net benefit cost	3.63%	3.76%	3.50%
Expected return on plan assets	6.30%	6.30%	6.50%
Discount rate used to determine benefit obligations	3.25%	3.63%	3.76%

	Year Ended December 31,
	2017	2016	2015
Net Periodic Pension Cost
Interest cost	$17.2	$18.2	$23.3
Expected return on plan assets	(26.3)	(25.7)	(26.6)
Actuarial loss amortization	12.8	12.5	13.3

Net periodic pension cost	$3.7	$5.0	$10.0

The accumulated benefit obligation of defined benefit plans was $593.0 and $605.9 as of December 31, 2017 and 2016, respectively.

The amount in accumulated other comprehensive loss that is expected to be recognized as a component of net periodic pension cost during 2018 is a net actuarial loss of $14.2.

Our overall investment strategy for the U.S. defined benefit plan is to achieve a mix of approximately 75% of investments for long term growth, 23% for liability hedging purposes and 2% for near-term benefit payments. Target asset allocations are based upon actuarial and capital market studies performed by experienced outside consultants. The target allocations for the growth assets are 38% fixed income, 27% domestic equities, 25% international equities and 10% hedge funds. Specifically, the target allocation is managed through investments in fixed income securities, equity funds, collective investment funds, partnerships and other investment types. The underlying domestic equity securities include exposure to large/mid-cap companies and small-cap companies. Fixed income securities include corporate debt, mortgage-backed securities, U.S. Treasury and U.S. agency debt, emerging market debt and high yield debt securities. The alternative investment strategy is allocated to investments in hedge funds. The liability hedging portfolio fair value is intended to move in a direction that partially offsets the increase or decrease in the liabilities resulting from changes in interest rates. To achieve this objective, the portfolio will invest in U.S. Treasury strips and various interest rate derivatives contracts. We hire outside managers to manage all assets of the U.S. defined benefit plan.

In determining the fair values of the defined benefit plan’s assets, we have elected to evaluate the fair value of certain investments using net asset value per share. These investments do not have any significant unfunded commitments, conditions or restrictions on redemption, or any other significant restriction on their sale. The fair values of the defined benefit plan’s assets at December 31, 2017, by asset category are as follows:

	Total	Level 1	Level 2	Level 3
Investments, at fair value:
Short-term investments	$36.8	$36.8	$—	$—
Derivatives (a)	14.8	—	14.8
Government securities	88.1	—	88.1	—
Corporate debt securities	18.3	—	18.3	—
Collective investment funds:
Domestic equity (b)	144.4	—	144.4	—
Foreign equity (b)	57.5	—	57.5	—
Foreign bond (c)	41.8	—	41.8	—
Partnerships (d)	35.3	—	35.3	—
Hedge fund of funds (e)	1.6	—	1.6	—

Total investments, at fair value	$438.6	$36.8	$401.8	$—

The fair values of our defined benefit plan’s assets at December 31, 2016, by asset category are as follows:

	Total	Level 1	Level 2	Level 3
Investments, at fair value:
Short-term investments	$34.0	$34.0	$—	$—
Derivatives (a)	19.0		19.0
Government securities	88.9	—	88.9	—
Corporate debt securities	25.5	—	25.5	—
Collective investment funds:
Domestic equity (b)	66.7	—	66.7	—
Foreign equity (b)	86.0	—	86.0	—
Foreign bond (c)	33.3	—	33.3	—
Partnerships (d)	32.7	—	32.7	—
Hedge fund of funds (e)	30.3	—	30.3	—

Total investments, at fair value	$416.4	$34.0	$382.4	$—

(a)	Funds in this category invest in interest rate swaps to reduce exposure to long-term interest rate risk and to achieve overall investment portfolio objectives.
(b)	Funds in this category invest in a diversified portfolio of domestic and/or foreign stocks to achieve a long-term rate of return.
(c)	Funds in this category invest in various types of domestic and/or foreign debt securities to achieve a long-term rate of return while preserving capital.
(d)	Funds within this category invest in a bond fund partnership which holds various types of domestic debt securities to achieve a long-term rate of return while preserving capital.
(e)	Funds within this category invest in various underlying hedge funds and are designed to provide superior risk adjusted returns as well as portfolio diversification relative to traditional asset classes.

Postretirement Benefits

Ceridian provides health care and life insurance benefits for eligible retired employees, including individuals who retired from operations we subsequently sold or discontinued. Ceridian sponsors several health care plans in the United States for both pre- and post-age 65 retirees. The contributions to these plans differ for various groups of retirees and future retirees. Most retirees outside of the United States are covered by governmental health care programs, and our cost is not significant. The measurement date for postretirement benefit plans is December 31.

The discount rate assumption is used to determine the benefit obligation and the interest portion of the net periodic postretirement cost (credit) for the following year. Historically, we employed a process that analyzed three independently prepared yield curves, taking into consideration the timing of the estimated postretirement payments in arriving at a discount rate. During 2015, we changed our method for determining the postretirement plan accounting discount rate assumption. We utilize a full yield curve approach for our discount rate assumption by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. As of December 31, 2017, a 25 basis point decrease in the discount rate would result in an immaterial impact on expense for the postretirement plan.

The accompanying tables present the amounts and changes in the aggregate benefit obligation and the components of net periodic postretirement benefit cost for U.S. plans. We fund these costs as they become due.

	Year Ended December 31,
	2017	2016
Funded Status of Postretirement Health Care and Life Insurance Plans
Change in Benefit Obligation:
At beginning of year	$21.0	$23.2
Interest cost	0.5	0.6
Participant contributions	1.1	1.2
Actuarial gain	(0.7)	(1.4)
Benefits paid	(2.3)	(2.6)

At end of year	$19.6	$21.0

Change in Plan Assets:
At beginning of year	$—	$—
Company contributions	1.2	1.5
Participant contributions	1.1	1.1
Benefits paid	(2.3)	(2.6)

At end of year	—	—

Funded Status	$(19.6)	$(21.0)

	December 31,
	2017	2016
Amounts recognized in Consolidated Balance Sheets
Current liability	$2.4	$2.6
Noncurrent liability	17.2	18.4
Amounts recognized in Accumulated Other Comprehensive Loss
Accumulated other comprehensive income, net of tax of $(9.9) and $(9.9), respectively	$(8.9)	$(10.9)

The other comprehensive (income) loss related to postretirement benefits is as follows:

	Year Ended December 31,
	2017	2016	2015
Net actuarial gain	$(0.7)	$(1.4)	$(4.5)
Amortization of net actuarial gain	2.7	2.6	2.0
Tax expense	—	—	—

Other comprehensive loss (income), net of tax	$2.0	$1.2	$(2.5)

	Year Ended December 31,
	2017	2016	2015
Net Periodic Postretirement Benefit
Service cost	$—	$—	$—
Interest cost	0.5	0.6	0.9
Actuarial gain amortization	(2.4)	(2.3)	(1.7)
Prior service credit amortization	(0.3)	(0.3)	(0.3)

Net periodic postretirement benefit gain	$(2.2)	$(2.0)	$(1.1)

The amount in accumulated other comprehensive loss that is expected to be recognized as a component of net periodic postretirement benefit cost during 2018 is a $2.5 gain, comprised of $2.2 of actuarial gain and $0.3 of prior service credit.

The assumed health care cost trend rate represents the rate at which health care costs are assumed to increase. The assumed health care cost trend rate used in measuring the benefit obligation in 2017 is 6.75% for pre-age 65 retirees and 7.25% for post-age 65 retirees. These rates are assumed to decrease gradually to the ultimate health care cost trend rate of 4.5% in 2028 for both groups. A one percent increase in this rate would increase the benefit obligation at December 31, 2017, by $0.9 million and would have an immaterial impact on the interest cost for 2017. A one percent decrease in this rate would decrease the benefit obligation at December 31, 2017, by $0.8 million and would have an immaterial impact on the interest cost for 2017.

	Year Ended December 31,
	2017	2016	2015
Assumption Used in Calculations
Weighted average discount rate used to determine net periodic postretirement cost (credit)	3.26%	3.38%	3.25%
Weighted average discount rate used to determine benefit obligation at measurement date	3.01%	3.26%	3.38%

The projected future postretirement benefit payments and future receipts from the federal subsidy for each of the next five years and the five-year period following are included in the table below.

Years Ending December 31,	Payments	Receipts
2018	$2.5	$0.1
2019	2.2	0.1
2020	2.1	0.1
2021	2.0	0.1
2022	1.9	0.1
Next five years	$7.3	$0.3

12. Share-Based Compensation

HCM Share-Based Compensation Plans

Prior to November 1, 2013, Ceridian employees participated in a share-based compensation plan of the ultimate parent of Ceridian. The 2007 Stock Incentive Plan (“2007 SIP”) authorized the issuance of up to 10,540,540 shares of common stock of Parent to eligible participants through stock options and stock awards. Eligible participants in the 2007 SIP included the Parent’s directors, employees and consultants.

Effective November 1, 2013, most participants who held stock options under the 2007 SIP converted their options to a newly created option plan, the 2013 Ceridian HCM Holding Inc. Stock Incentive Plan (“2013 HCM SIP”). A small number of participants maintained their stock options in the 2007 SIP. As of December 31, 2017, there were 10,000 stock options outstanding under the 2007 SIP.

The 2013 HCM SIP authorized the issuance of up to 25,000,000 shares of common stock of Ceridian to eligible participants through stock options and other stock awards. On March 20, 2017, the Board of Directors approved an increase to the number of authorized shares under the 2013 HCM SIP to 30,000,000. Eligible participants in the 2013 HCM SIP include Ceridian’s directors, employees, and consultants.

As part of the 2013 HCM SIP, the Board of Directors approved a stock appreciation rights program that authorized the issuance of up to 1,200,000 stock appreciation rights. As of December 31, 2017, there were 532,700 outstanding stock appreciation rights.

As of December 31, 2017, there were 3,878,569 shares available for future grants of stock options and stock awards under the 2013 HCM SIP.

Stock options awarded under the 2013 HCM SIP vest either annually on a pro rata basis over a four- or five-year period or on a specific date if certain performance criteria are satisfied and certain equity values are attained. In addition, upon termination of employment, all vested options become eligible to be exercised generally within 90 days after termination. The stock option awards have a 10-year contractual term and have an exercise price that is not less than the fair market value of the underlying stock on the date of grant.

Share-based compensation expense for the HCM plans was $16.1, $12.5, and $12.8 for years ended December 31, 2017, 2016, and 2015, respectively.

Performance-Based Stock Options

Performance-based option activity for the period from December 31, 2014 to December 31, 2017, represents stock options granted under the 2013 HCM SIP.

	Shares		Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2014	2,686,302		$6.73	6.3	$—
Granted	—		—
Exercised	—		—
Forfeited or expired	(124,465)		(6.73)

Options outstanding at December 31, 2015	2,561,837		$6.73	5.2	$—
Granted	—		—
Exercised	—		—
Forfeited or expired	(105,885)		(6.73)

Options outstanding at December 31, 2016	2,455,952		$6.73	4.2	$—
Granted	—		—
Exercised	(334,404	)(a)	(6.73)
Forfeited or expired	(50,155)		(6.73)

Options outstanding at December 31, 2017	2,071,393		$6.73	3.5	$—

(a)	During the year ended December 31, 2017, certain performance-based options were modified and exercised.

The performance-based options vest on the earlier to occur of a change in control or an initial public offering (“IPO”) in which the value of Ceridian stock is at least $13.46 per share or higher. If the value of the common stock has not reached $13.46 or higher per share at the time an IPO or change in control event occurs, the options expire unvested, or through the expiration date. Options issued under the 2013 HCM SIP, other than the Replacement Options, do not include performance based-options.

As of December 31, 2017, there was $5.3 of share-based compensation expense related to unvested performance-based stock options not yet recognized.

Term-Based Stock Options

Term-based option activity for the period from December 31, 2014 to December 31, 2017, represents stock options granted under the 2013 HCM SIP. As of December 31, 2017, there were 13,639,537 vested options.

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2014	15,176,294	$7.99	8.2	$13.3
Granted	374,280	8.78
Exercised	—	—
Forfeited or expired	(336,121)	(8.20)

Options outstanding at December 31, 2015	15,214,453	$8.01	7.3	$14.1
Granted	4,678,477	8.40
Exercised	—	—
Forfeited or expired	(353,253)	(8.27)

Options outstanding at December 31, 2016	19,539,677	$8.10	7.1	$9.9
Granted	4,571,962	8.73
Exercised	(1,190,929)	(7.57)
Forfeited or expired	(937,212)	(8.05)

Options outstanding at December 31, 2017	21,983,498	$8.26	6.9	$48.8
Options exercisable at December 31, 2017	13,639,537	$8.07	5.5	$32.9

Other information pertaining to term-based options is as follows:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value per share	$2.94	$2.87	$2.84

The fair value of the term-based stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2017	2016	2015
Expected volatility	30.0%	30.0%	33.0%
Expected dividend rate	—	—	—
Risk-free interest rate	2.3%	1.9%	2.1%

For stock options granted under the 2007 SIP, we used the simplified method to estimate the expected term of the stock options. For stock options granted under the 2013 HCM SIP, we estimated an expected term of 7.0 years, based on the vesting period and contractual life. As of December 31, 2017, there was $21.7 of share-based compensation expense related to unvested term based awards not yet recognized, which is expected to be recognized over a weighted average period of 1.3 years. As of December 31, 2017, there were 13,639,537 vested term-based stock options.

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance-based options and the expected term of the term-based option. The estimated volatility of Ceridian common stock is based on the historical volatility of comparable public companies over a period approximately equal to the expected term.

Restricted Stock Units

Restricted stock units (“RSUs”) activity for the period from December 31, 2014 to December 31, 2017, represents restricted stock units granted under the 2013 HCM SIP.

Shares
RSUs outstanding at December 31, 2014	—
Granted	457,144
Shares issued upon vesting of RSUs	—
Forfeited or canceled	—

RSUs outstanding at December 31, 2015	457,144
Granted	59,600
Shares issued upon vesting of RSUs	(152,382)
Forfeited or canceled	—

RSUs outstanding at December 31, 2016	364,362
Granted	1,000,000
Shares issued upon vesting of RSUs	(152,382)
Forfeited or canceled	—

RSUs outstanding at December 31, 2017	1,211,980

Other information pertaining to restricted stock units is as follows:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value per share	$8.63	$8.70	$8.75

During the year ended December 31, 2017, 152,382 restricted stock units vested, and shares of Ceridian common stock were issued. As of December 31, 2017, there were 1,211,980 unvested restricted stock units outstanding. Restricted stock units generally vest annually over a three- or four-year period. As of December 31, 2017, there was $7.1 of share-based compensation expense related to unvested restricted stock units not yet recognized, which is expected to be recognized over a weighted average period of 2.2 years.

Joint Venture Company Share-Based Compensation Plan

In connection with the formation of the Joint Venture Company, a share-based compensation scheme under English law (the “JV SIP”) was created. The JV SIP has authorized the issuance of 3,551,911 options to purchase Class C or Class D shares of the Joint Venture Company. Class C shares are ordinary shares in the Joint Venture Company with rights and liquidation preferences comparable to Class B shares. Class D shares are ordinary shares in the Joint Venture Company with rights and liquidation preferences comparable to Class A shares. Eligible participants in the JV SIP include the Joint Venture Company directors and employees.

Stock options awarded under the JV SIP vest annually on a pro rata basis over a four-year period. The stock option awards have a seven-year contractual term. During 2017, stock options were awarded as a bonus to employees that were fully vested upon grant. Stock options awarded under the JV SIP also include rollover options granted to previous WorkAngel employees that have continued to follow the original vesting period and contractual term granted to the employees prior to the formation of the Joint Venture Company. These stock options have a vesting period that range from one to three years and a 10-year contractual term.

Share-based compensation expense for the JV SIP was $1.1 and $2.8 for the years ended December 31, 2017 and 2016, respectively.

Class C Stock Options

Joint venture option activity in the table below for the period from formation on March 1, 2016, to December 31, 2017, represents Class C stock options activity under the JV SIP.

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2015	—	$—	—	$—
Granted	1,166,402	2.12
Exercised	(45,834)	(0.51)
Forfeited or expired	(29,805)	(3.26)

Options outstanding at December 31, 2016	1,090,763	$2.15	7.9	$3.3
Granted	212,651	3.90
Exercised	(46,690)	(0.57)
Forfeited or expired	(152,250)	(3.02)

Options outstanding at December 31, 2017	1,104,474	$2.44	6.9	$3.0
Options exercisable at December 31, 2017	570,932	$1.53	6.8	$2.1

Class D Stock Options

Joint venture option activity in the table below for the period from formation on March 1, 2016 to December 31, 2017, represents Class D stock option activity under the JV SIP.

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2015	—	$—	—	$—
Granted	873,142	8.84
Exercised	—	—
Forfeited or expired	(25,000)	(8.84)

Options outstanding at December 31, 2016	848,142	$8.84	6.4	$0.7
Granted	253,797	7.91
Exercised	—	—
Forfeited or expired	(115,414)	(8.84)

Options outstanding at December 31, 2017	986,525	$8.60	5.8	$1.0
Options exercisable at December 31, 2017	241,436	$8.62	5.7	$0.2

Other information pertaining to JV SIP options is as follows:

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Class C	Class D	Class C	Class D
Weighted average grant date fair value per share	$2.41	$3.32	$2.57	$3.30

The fair value of the term-based stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for both Class C and D options:

	Year Ended December 31,
	2017	2016
Expected volatility	45.0%	45.0%
Expected dividend rate	—	—
Risk-free interest rate	2.0%	1.2%

For stock options granted under the JV SIP, excluding the WorkAngel rollover options, we estimated an expected term of 5.0 years, based on the vesting period and contractual life. For WorkAngel rollover options granted under the JV SIP, we estimated an expected term of 3 or 4 years, based on the vesting period and contractual life. As of December 31, 2017, there was $2.5 of share-based compensation related to unvested awards not yet recognized, which is expected to be recognized over a weighted average period of 2.0 years. As of December 31, 2017, there were 570,932 vested Class C options and 241,436 vested Class D options.

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance based options and the expected term of the term based option. The estimated volatility of the Joint Venture Company common stock is based on the historical volatility of comparable public companies.

13. Supplementary Data to Statements of Operations

	Year Ended December 31,
	2017	2016	2015
Other Expense, Net
Asset impairment	$—	$10.4	$23.0
Environmental reserve	—	5.9	—
Foreign currency translation expense (income)	7.4	(3.1)	4.8

Total other expense, net	$7.4	$13.2	$27.8

Asset Impairment

The sale of the UK Business in 2016 was considered a triggering event to test the trade name intangible asset for impairment. Given the reduction in future revenues of the UK Business previously included in the relief from royalty models used to support the trade name value, we recorded an impairment charge during the year ended December 31, 2016, of $10.2 to the trade name intangible asset. The remaining impairment amount is related to immaterial asset write-offs.

The sales of the Divested Benefits Continuation Businesses in 2015 were considered triggering events to test the trade name intangible asset for impairment. Given the reduction in future revenues from both businesses previously included in the relief from royalty models used to support the trade name value, we recorded an impairment charge during the year ended December 31, 2015, of $22.6 to the trade name intangible asset. The remaining impairment amount is related to immaterial asset write-offs.

Environmental Reserve

In September 1989, Parent’s predecessor entered into an Environmental Matters Agreement (“EMA”) with Seagate Technology plc (“Seagate”) related to groundwater contamination on a parcel of real estate sold by Parent’s predecessor to Seagate. Ceridian is now responsible for the EMA. The EMA requires expense sharing between Ceridian and Seagate for the remediation of groundwater contamination up to a certain limit. Based on additional information obtained with respect to more stringent remediation requirements, we have updated our estimate of the potential liability related to the EMA, resulting in an increase to the environmental reserve of $5.9 for the year ended December 31, 2016, which now represents the limit under the EMA. Please refer to Note 16, “Commitments and Contingencies,” for further discussion of our environmental liabilities.

Foreign Currency Translation Expense (Income)

We incurred foreign currency translation expense of $7.4 for the year ended December 31, 2017. The foreign currency translation expense for the year ended December 31, 2017, is primarily related to foreign currency remeasurement losses resulting from an intercompany payable of a U.S. operating subsidiary which is repaid in Canadian dollars.

We had foreign currency translation income of $3.1 for the year ended December 31, 2016. The foreign currency translation income for the year ended December 31, 2016, is primarily related to foreign currency remeasurement gains on intercompany receivables and payables between international subsidiaries that were settled in early 2017.

We incurred a foreign currency translation expense of $4.8 for the year ended December 31, 2015. The foreign currency translation expense for the year ended December 31, 2015, is primarily due to foreign currency remeasurement losses related to an intercompany receivable of a U.S. operating subsidiary which is repaid in Canadian dollars.

14. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were as follows:

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) from Invested Customer Trust Funds	Pension Liability Adjustment	Total
Balance as of December 31, 2015	$(224.8)	$12.9	$(167.3)	$(379.2)
Other comprehensive income (loss) before income taxes and reclassifications	8.0	(10.2)	(7.8)	(10.0)
Income tax benefit (expense)	—	2.0	(0.1)	1.9
Sale of UK Business, net of tax	16.9	—	9.0	25.9
Reclassifications to earnings	—	—	9.9	9.9

Other comprehensive income (loss) attributable to Ceridian	24.9	(8.2)	11.0	27.7

Balance as of December 31, 2016	(199.9)	4.7	(156.3)	(351.5)
Other comprehensive income (loss) before income taxes and reclassifications	39.3	(17.3)	3.7	25.7
Income tax benefit	—	3.6	—	3.6
Reclassifications to earnings	—	—	10.1	10.1

Other comprehensive income (loss) attributable to Ceridian	39.3	(13.7)	13.8	39.4

Balance as of December 31, 2017	$(160.6)	$(9.0)	$(142.5)	$(312.1)

During the year ended December 31, 2017, other comprehensive income attributable to noncontrolling interest was $0.4, entirely related to foreign currency translation. During the year ended December 31, 2016, other comprehensive loss attributable to noncontrolling interest was $0.6, entirely related to foreign currency translation.

15. Income Taxes

	Year Ended December 31,
	2017	2016	2015
Components of Earnings and Taxes from Operations
(Loss) Income Before Income Taxes:
U.S.	$(84.8)	$(159.1)	$(130.7)
International	30.3	67.6	50.4

Total	$(54.5)	$(91.5)	$(80.3)

Income Tax Expense (Benefit):
Current:
U.S.	$5.5	$(6.1)	$(0.2)
State and local	1.7	0.9	0.1
International	13.4	16.0	16.6

Total current income tax expense	20.6	10.8	16.5
Deferred:
U.S.	(63.3)	(0.7)	(7.9)
State and local	0.8	(0.1)	(1.8)
International	(2.8)	7.8	1.8

Total deferred income tax (benefit) expense	(65.3)	7.0	(7.9)

Total income tax (benefit) expense	$(44.7)	$17.8	$8.6

	Year Ended December 31,
	2017	2016	2015
Effective Rate Reconciliation
U.S. statutory rate	(35.0)%	(35.0)%	(35.0)%
Change in valuation allowance	(114.4)	(0.1)	14.0
State income taxes, net of federal benefit	(5.3)	(0.8)	0.4
Share-based compensation	8.4	2.8	3.4
International tax rate differential	(6.8)	(7.1)	(7.9)
Foreign dividend income	47.7	1.1	16.1
Unremitted foreign earnings	(35.2)	23.7	—
Foreign capital gain income	—	—	4.6
Reserve for tax contingencies	9.9	3.2	0.1
Expiration of un-utilized tax credits	1.5	—	13.5
Unrealized gain on investments	—	33.1	—
Change in tax rate	51.4	—	—
Other	(4.0)	(1.5)	1.6

Income tax provision	(81.8)%	19.4%	10.8%

On December 22, 2017, the Tax Cut and Jobs Act legislation (the “Act”) was enacted. The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for businesses. ASC 740, “Accounting for Income Taxes,” requires a company to record the effects of a tax law change in the period of enactment; however, shortly after the enactment of the Act, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 118, which allows a company to record a provisional amount when it does not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the change in the tax law. The measurement period ends when the company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year. We continue to gather information related to estimates surrounding the re-measurement of deferred tax assets and to unrepatriated earnings from foreign subsidiaries to more precisely compute the re-measurement of deferred taxes and the impact of the transition tax. We have made a reasonable estimate of the impact of the Act on the consolidated financial statements for the period ended December 31, 2017, and have recorded a tax benefit of $59.4.

The Act provides for a reduction in the U.S. corporate tax rate from 35% to 21%. We have re-valued our deferred tax assets and liabilities to reflect the tax rate reduction resulting in a decrease of the net deferred tax asset and the recognition of a tax expense of $28.0. We also re-valued the valuation allowance required to be carried against the net deferred tax asset resulting in the recognition of a tax benefit of $54.4.

The Act provides for a transition of the U.S. tax system from a worldwide system to a territorial system. A current year transition tax is imposed on a taxpayer’s untaxed foreign earnings. We have includible untaxed foreign earnings of $74.3 resulting in a tax expense of $26.0. We have used our current year net operating loss to offset the includible foreign earnings resulting in a tax benefit of $26.0. Furthermore, we had previously recorded a deferred tax liability on a portion of our untaxed foreign earnings. Since all previously untaxed foreign earnings have now been included in U.S. taxable income, the deferred tax liability has been released resulting in a tax benefit of $20.9. We have also re-evaluated the need for a valuation allowance after considering the change in the deferred tax liability resulting in an increase of the valuation allowance and a tax expense of $20.9.

The Act changes the current 20-year carryover period for a net operating loss (“NOL”) to an indefinite carryover period for NOL’s incurred after December 31, 2017. This change impacts our evaluation of the requirement for a valuation allowance resulting in a decrease in the required valuation allowance and a tax benefit of $33.0.

	December 31,
	2017	2016
Tax Effect of Items That Comprise a Significant Portion of the Net Deferred Tax Asset and Deferred Tax Liability
Deferred Tax Asset:
Employment related accruals	$51.3	$89.8
Foreign tax credit carryover and other credit carryovers	0.3	1.1
Net operating loss carryforwards	101.1	133.1

Total gross deferred tax asset	152.7	224.0
Valuation allowance	(91.7)	(159.9)

Total deferred tax asset	$61.0	$64.1

Deferred Tax Liability:
Intangibles	$(67.4)	$(105.3)
Unremitted foreign earnings	—	(20.9)
Unrealized gain on investment	(22.2)	(33.5)
Other	(3.9)	(5.3)

Total deferred tax liability	(93.5)	(165.0)

Net deferred tax liability	$(32.5)	$(100.9)

	December 31,
	2017	2016
Net Deferred Tax by Geography
U.S.	$(18.6)	$(81.1)
International	(13.9)	(19.8)

Total	$(32.5)	$(100.9)

As of December 31, 2017, we had federal, state and foreign net operating loss carryovers which will reduce future taxable income when utilized. Approximately $70.5 in net federal tax benefit is available from the loss carryovers and an additional $0.3 is available in federal tax credit carryovers. The state loss carryovers will result in state tax benefit of approximately $29.7. A small portion of the federal net operating loss tax benefit, $1.0, will expire in 2021 and the remaining amount will begin to expire in 2029 and state net operating loss carryovers will begin to expire in 2018. The federal credit carryovers are composed of foreign tax credits which will begin to expire in 2018, research credits which will begin to expire in 2027, and alternative minimum tax credits which have no expiration date.

As of December 31, 2017, including consideration of the impact of the Act, we carried a full valuation allowance against our domestic net deferred tax asset (“DTA”) position after excluding a portion of the deferred tax liability for long-lived, non-amortizable taxable temporary differences. We periodically re-assess the likelihood that DTA reported in the accompanying consolidated financial statements will be recovered from future taxable income.

Because we continue to be in a net DTA position, after excluding a portion of the deferred tax liability for long-lived, non-amortizable taxable temporary differences, as of December 31, 2017, our position that it is still more likely than not that the tax benefit associated with a portion of the DTA will not be realized has not changed. We assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing net DTAs not already identified as requiring a valuation allowance. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. As of December 31, 2017, we had a total valuation allowance of $91.7. The amount of the DTA considered realizable could be adjusted in the future if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With a few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2013.

The following table summarizes the activity for unrecognized tax benefits:

	Year Ended December 31,
	2017	2016
Federal, State and Foreign Tax
Beginning unrecognized tax balance	$4.7	$1.7
Increase prior period positions	0.4	0.1
Increase current period positions	5.6	3.5
Decrease prior period positions	—	(0.3)
Decrease current period positions	—	(0.1)
Statutes expiring	(0.2)	(0.2)

Ending unrecognized tax benefits	$10.5	$4.7

The total amount of unrecognized tax benefits as of December 31, 2017, was $10.5 including $2.2 of accrued interest and penalty. Of the total amount of unrecognized tax benefits, $10.0 represents the amount that, if recognized, would impact our effective income tax rate as of December 31, 2017. It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, we cannot reasonably estimate the amount of the change. We do not expect the change to have a significant impact on our results of operations or financial condition.

We consider a portion of the unremitted earnings from international subsidiaries to be indefinitely reinvested; the transition tax imposed by the Act has not changed our position on such earnings. While we were able to make a reasonable estimate of the impact of the Act on the U.S. taxation of such earnings, our estimate may be affected by additional guidance released in the future. In addition, the repatriation of our overseas earnings could result in non-U.S. income taxes, such as withholding taxes. We consider $234.5 of our overseas earnings to be indefinitely reinvested as of December 31, 2017. Because of the multiple avenues in which the foreign earnings could be repatriated to minimize the tax cost, and because a large portion of these earnings are not liquid, it is not practical to determine the tax liability that would be payable if such earnings were not indefinitely reinvested. A portion of our unremitted earnings from international subsidiaries is not considered indefinitely reinvested, and we have provided a deferred tax liability of $5.1 as of December 31, 2017 for the expected tax cost of repatriating such earnings.

16. Commitments and Contingencies

Leasing

We conduct substantially all of our operations in leased facilities. Most of our leases contain renewal options and require payments for taxes, insurance and maintenance. We recognize rent holidays, including the time period during which we have access to the property for construction of improvements, construction allowances and escalating rent provisions on a straight-line basis over the term of the lease.

Substantially all of our leasing arrangements for equipment and facilities are operating leases and the rental payments under these leases are charged to operations as incurred. The amounts in the accompanying tables do not include capital lease obligations recorded as liabilities.

Our rental expense and sublease income were as follows:

	Year Ended December 31,
	2017	2016	2015
Rental Expense, Net
Rental expense	$17.5	$16.8	$18.6
Sublease rental income	(4.2)	(3.5)	(2.3)

Net rental expense	$13.3	$13.3	$16.3

Our future minimum noncancellable lease payments, net, on existing operating leases at December 31, 2017, which have an initial term of more than one year, are as follows:

Years Ending December 31,	Amount
2018	$11.6
2019	11.5
2020	9.4
2021	6.4
2022	5.4
Thereafter	4.3

Total	$48.6

Environmental Matters

We accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

In February 1988, Parent’s predecessor entered into an arrangement with Northern Engraving Corporation (“NEC”) and the Minnesota Pollution Control Agency (“MPCA”) in relation to groundwater contamination on a parcel of real estate sold by Parent’s predecessor to NEC. Ceridian is now responsible for the arrangement with NEC and the MPCA. The arrangement requires expense sharing between Ceridian and NEC for the remediation of groundwater contamination.

In September 1989, Parent’s predecessor entered into an EMA with Seagate related to groundwater contamination on a parcel of real estate sold by Parent’s predecessor to Seagate. Ceridian is now responsible for the EMA. The EMA requires expense sharing between Ceridian and Seagate for the remediation of groundwater contamination up to a certain limit. Based on additional information obtained with respect to more stringent remediation requirements, we have updated our estimate of the potential liability related to the EMA, resulting in an increase to the environmental reserve of $5.9 for the year ended December 31, 2016, which now represents the limit under the EMA.

We have recognized an undiscounted liability of approximately $5.4 and $6.2 as of December 31, 2017 and 2016, respectively, in our consolidated balance sheets to comply with the NEC arrangement and EMA described above. The ultimate cost, however, will depend on the extent of continued monitoring activities as these projects progress. Please refer to Note 13, “Supplementary Data to Statements of Operations,” for further discussion of changes in the liability during the year ended December 31, 2016.

Legal Matters

We are subject to claims and a number of judicial and administrative proceedings considered normal in the course of our current and past operations, including employment-related disputes, contract disputes, disputes with our competitors, intellectual property disputes, government audits and proceedings, customer disputes, and tort claims. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on our part.

Our general terms and conditions in customer contracts frequently include a provision indicating we will indemnify and hold our customers harmless from and against any and all claims alleging that the services and materials furnished by us violate any third party’s patent, trade secret, copyright or other intellectual property right. We are not aware of any material pending litigation concerning these indemnifications.

Some of these matters raise difficult and complex factual and legal issues and are subject to many uncertainties, including the facts and circumstances of each particular action, and the jurisdiction, forum, and law under which each action is proceeding. Because of these complexities, final disposition of some of these proceedings may not occur for several years. As such, we are not always able to estimate the amount of our possible future liabilities, if any.

There can be no certainty that we may not ultimately incur charges in excess of presently established or future financial accruals or insurance coverage. Although occasional adverse decisions or settlements may occur, it is management’s opinion that the final disposition of these proceedings will not, considering the merits of the claims and available resources or reserves and insurance, and based upon the facts and circumstances currently known, have a material adverse effect on our financial position or results of operations.

17. Related Party Transactions

Management Agreements

Ceridian is party to management agreements with affiliates of our Sponsors, Fidelity National Financial, Inc. (“FNF”) and THLM. FNF assigned its management agreement to Cannae in November 2017. Pursuant to these management agreements, Cannae and THLM each, respectively, agree to provide the Company with financial advisory, strategic, and general oversight services. These management agreements provide that we will pay annual management fees to each of Cannae and THLM in an amount equal to the greater of (a) $0.9, or (b) 0.5 percent of Adjusted EBITDA. Adjusted EBITDA, for purposes of the management agreements, is EBITDA as defined in the Ceridian Senior Secured Credit Facility, further adjusted to exclude the payments made pursuant to the management agreements and certain stock options or other equity compensation.

We recorded a management fee expense in selling, general, and administrative expense of $1.9, $5.0, and $1.9 for the years ended December 31, 2017, 2016, and 2015, respectively, related to these management agreements. The expense for the year ended December 31, 2016, includes transaction advisory fees of $3.0 related to the issuance of the senior convertible participating preferred stock. Please refer to Note 19, “Capital Stock,” for further discussion of this transaction.

Indebtedness

Affiliates of Cannae owned $30.8, $30.3, and $23.1 of the Ceridian Senior Notes as of December 31, 2017, 2016, and 2015, respectively. Based on this ownership, $3.2, $3.2, and $3.2 in interest payments were made to affiliates of Cannae during the years ended December 31, 2017, 2016, and 2015, respectively. The affiliates of Cannae conducted the debt transactions through third parties in the ordinary course of their business and not directly with us.

Service and Vendor Related Agreements

Ceridian is a party to a service agreement with CompuCom Systems, Inc. (“CompuCom”), an investment portfolio company of THL Partners. Pursuant to the service agreement, CompuCom agrees to provide us with service desk and desk side support services. Pursuant to this arrangement, we made payments to CompuCom totaling $3.1, $5.0, and $2.8 during the years ended December 31, 2017, 2016, and 2015, respectively.

Other Transactions

We provide Dayforce and related services to The Stronach Group, for which we recorded revenue of $0.2 for the year ended December 31, 2016. Alon Ossip, the brother of David Ossip, is the chief executive officer of The Stronach Group.

We provide Dayforce and related services to FNF for which we recorded revenue of $0.4, $0.3, and $0.5 for the years ended December 31, 2015, 2016, and 2017, respectively.

18. Financial Data by Segment and Geographic Area

Segments

Ceridian has two operating and reportable segments, HCM and LifeWorks, based on the separate management teams, solutions, and objectives of the businesses. Our operating and reportable segments align with how management monitors operating performance, allocates resources, and deploys capital. There are currently two chief operating decision makers (“CODM”), the Chief Executive Officer (“CEO”) of HCM and the CEO of LifeWorks. Both report directly to their separate Boards of Directors.

Segment performance is based on revenues and operating income or income (loss) before interest expense and income taxes. Interest expense and income taxes are not indicative of operating performance, and, as a result are not included in the measures that are reviewed by the CODMs. The amounts in the following tables are obtained from reports used by our senior management team. There are no significant non-cash items reported in segment profit or loss other than depreciation and amortization and share-based compensation. Total assets by segment were $6,573.7 for HCM and $156.2 for LifeWorks as of December 31, 2017, and $6,169.4 for HCM and $156.6 for LifeWorks as of December 31, 2016. Please refer to Note 9, “Goodwill and Intangible Assets,” for goodwill balances by segment.

	Year Ended December 31, 2017
	HCM	LifeWorks	Total
Cloud revenue	$404.3	$—	$404.3
Bureau revenue	266.5	—	266.5
LifeWorks revenue	—	79.9	79.9

Total revenue	670.8	79.9	750.7
Operating profit (loss)	33.0	(0.4)	32.6
Depreciation and amortization	53.8	4.1	57.9
Capital expenditures	$50.6	$0.2	$50.8

	Year Ended December 31, 2016
	HCM	LifeWorks	Total
Cloud revenue	$297.8	$—	$297.8
Bureau revenue	325.8	—	325.8
LifeWorks revenue	—	80.6	80.6

Total revenue	623.6	80.6	704.2
Operating (loss) profit	(8.6)	4.5	(4.1)
Depreciation and amortization	53.2	4.1	57.3
Capital expenditures	$32.9	$0.3	$33.2

	Year Ended December 31, 2015
	HCM	LifeWorks	Total
Cloud revenue	$225.2	$—	$225.2
Bureau revenue	386.9	—	386.9
LifeWorks revenue	—	81.8	81.8

Total revenue	612.1	81.8	693.9
Operating (loss) profit	(1.1)	8.6	7.5
Depreciation and amortization	52.3	3.7	56.0
Capital expenditures	$34.1	$0.4	$34.5

Our Solutions

We categorize our solutions into three categories: Cloud HCM (“Cloud”), Bureau HCM (“Bureau”), and LifeWorks offerings.

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Cloud revenue is generated from HCM solutions that are delivered via two cloud offerings: Dayforce and Powerpay. The Dayforce offering is differentiated from our market competition as being a single application that offers a comprehensive range of functionality, including global HR, payroll, benefits, workforce management, and talent management on web and native iOS and Android platforms. Dayforce revenue is primarily generated from monthly recurring fees charged on a PEPM basis, generally one-month in advance of service. Also included within Dayforce revenue is implementation, staging, and other professional services revenue; revenues from the sale, rental, and maintenance of time clocks; and billable travel expenses. The Powerpay offering is our solution designed primarily for small market Canadian customers. The typical Powerpay customer has fewer than 20 employees, and the majority of the revenue is generated from recurring fees charged on a per-employee, per-process basis. Typical processes include the customer’s payroll runs, year-end tax packages, and delivery of customers’ remittance advices or checks. In addition to the direct revenue earned from the Dayforce and Powerpay offerings, Cloud revenue also includes investment income generated from holding Cloud customer funds in trust before funds are remitted to taxing authorities, Cloud customer employees, or other third parties; and revenue from the sale of third party services.

•	Bureau revenue is generated primarily from HCM solutions delivered via a service-bureau model. These solutions are delivered via three primary service lines: payroll, payroll-related tax filing services, and outsourced human resource solutions. Revenue from payroll services is generated from recurring fees charged on a per-process basis. Typical processes include the customer’s payroll runs, year-end tax packages, and delivery of customers’ remittance advices or checks. In addition to customers who use our payroll services, certain customers use our tax filing services on a stand-alone basis. Our outsourced human resource solutions are tailored to meet the needs of individual customers, and entail our contracting to perform many of the duties of a customer’s human resources department, including payroll processing, time and labor management, performance management, and recruiting. We also perform HCM-related individual services for customers, such as check printing, wage attachment and disbursement, and ACA management. Additional items included in Bureau revenue are custom professional services revenue; investment income generated from holding Bureau customer funds in trust before funds are remitted to taxing authorities, Bureau customer employees, or other third parties; consulting services related to Bureau offerings; and revenue from the sale of third party services.

•	LifeWorks joint venture revenue is primarily generated from employee assistance, wellness, recognition, and incentive programs offered directly by LifeWorks in the United States, Canada, the United Kingdom and various other countries through LifeWorks’ network of contractors. LifeWorks offers employee engagement services, such as employee assistance programs, social recognition, discounts from participating vendors, a private social network, employee and corporate wellness, and employee engagement analytics.

Revenue by solution is as follows:

	Year Ended December 31,
	2017	2016	2015
Cloud	$404.3	$297.8	$225.2
Bureau	266.5	325.8	386.9
LifeWorks	79.9	80.6	81.8

Total revenue	$750.7	$704.2	$693.9

Geographic and Customer Information

No single customer accounts for 2% or more of our consolidated revenue for any of the periods presented.

Revenue by country is as follows:

	Year Ended December 31,
	2017	2016	2015
United States	$514.5	$484.2	$473.1
Canada	227.6	212.5	215.0
Other	8.6	7.5	5.8

Total revenue	$750.7	$704.2	$693.9

Long-lived assets by country is as follows:

	December 31,
	2017	2016
United States	$1,859.8	$1,865.8
Canada	503.0	472.0
Other	40.7	40.0

Total long-lived assets	$2,403.5	$2,377.8

19. Capital Stock

As of the date of the Separation Transaction, Ceridian was authorized to issue 200,000,000 shares of common stock with a par value of $0.01 per share and 70,000,000 shares of junior convertible participating preferred stock (“Junior Preferred Stock”) with a par value of $0.01 per share. On March 30, 2016, the Board of Directors increased the number of authorized shares of common stock to 300,000,000 and authorized 70,000,000 shares of senior convertible participating preferred stock (“Senior Preferred Stock”) with a par value of $0.01 per share. As of December 31, 2017, there were 130,571,925 shares of common stock issued and outstanding, 16,802,144 shares of Senior Preferred Stock issued and outstanding, and 58,244,308 shares of Junior Preferred Stock issued and outstanding. As of December 31, 2016, there were 130,002,072 shares of common stock issued and outstanding, 16,802,144 shares of Senior Preferred Stock issued and outstanding, and 58,244,308 shares of Junior Preferred Stock issued and outstanding.

The common stock provides holders with one vote on all matters submitted to a vote of stockholders. Common stock is eligible to receive dividends declared by the board of directors so long as the preferred stockholders are also receiving dividends on an “if converted” basis. Holders of common stock receive a pro-rata share of liquidation proceeds after holders of convertible participating preferred stock are paid their required amounts in liquidation.

The Junior Preferred Stock provides holders with the equivalent number of votes on an “as converted” basis. The Board of Directors may provide shares of preferred stock with other rights, preferences or provisions without approval of the holders of common stock. The Junior Preferred Stock may be converted to common stock at the option of the holder for a number of shares based on the conversion price. The initial conversion price is equal to the original issuance price adjusted for certain events of dilution other than shares issued to employees and directors pursuant to the 2013 HCM SIP and certain other instances of issuances of shares of common stock. In the event of an initial public offering, the Junior Preferred Stock is automatically converted to common stock. Junior Preferred Stock receives dividends on an “if converted” basis in the event that common stock dividends are declared. As discussed in Note 10, “Debt,” dividend declarations are restricted by certain debt covenants. Shares of Junior Preferred Stock are also adjusted for events such as common stock dividends, stock splits, mergers and reorganizations. In the event of liquidation, Junior Preferred Stock receives the greater of up to $6.75 per share of preferred stock (adjusted for dividend, stock split, combination or other similar recapitalization with respect to the convertible participating preferred stock) or a pro rate price per share of all common stock if converted in a liquidation event, subject to the total amount of net assets available in liquidation.

On March 30, 2016, we entered into an equity financing transaction with Ceridian Holding II. Ceridian Holding II raised $150.2 from our Sponsors, certain of their co-investors, and certain other existing stockholders of Ceridian Holding. Of such amount, $75.0 was contributed by Ceridian Holding II to Ceridian on March 30, 2016. The remaining $75.2 was committed to be funded to Ceridian HCM Holding Inc. within the following three years, and was recorded within equity as a receivable from stockholder. During the second quarter of 2017, the board of directors of Ceridian Holding II approved the funding of the remaining $75.2, which was transferred to Ceridian HCM Holding Inc. on June 28, 2017.

In connection therewith, Ceridian issued $150.2 of the Senior Preferred Stock to Ceridian Holding II. The Senior Preferred Stock is senior in priority to all outstanding equity securities of Ceridian and may be converted to common stock at the option of the stockholder for a number of shares based on the conversion price. The initial conversion price is equal to the original issuance price and is subject to adjustment for certain events of dilution, including common stock dividends, stock splits, mergers and reorganizations, and the initial public offering price upon such event. In the event of an initial public offering, the Senior Preferred Stock is automatically converted to common stock. The Senior Preferred Stock receives a 12.5% annual dividend (not cash paying). In the event of liquidation, the Senior Preferred Stock has a liquidation preference equal to 1.5 times the initial face amount plus any accrued but unpaid dividends. The Senior Preferred Stock is not considered disqualified stock under our debt covenants, and is thereby not prohibited by our debt covenants, because it does not mature and is not mandatorily redeemable at the option of the stockholder prior to 91 days after the maturity of the Ceridian Senior Secured Credit Facility.

20. Net Loss per Share

We compute net loss per share of common stock using the treasury stock method.

Basic net loss per share is computed by dividing net loss attributable to Ceridian available to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

For the calculation of diluted net loss per share, net loss per share is adjusted by the effect of dilutive securities, including awards under our share-based compensation plans. Diluted net loss per share is computed by dividing the resulting net loss attributable to Ceridian available to common stockholders by the weighted-average number of fully diluted common shares outstanding. In the years ended December 31, 2017, 2016, and 2015, our potential dilutive shares, such as stock options, RSUs, and shares of senior and junior convertible preferred stock were not included in the computation of diluted net loss per share as the effect of including these shares in the calculation would have been anti-dilutive.

The numerators and denominators of the basic and diluted net loss per share computations are calculated as follows:

	Year Ended December 31,
	2017	2016	2015
Numerator:
Net loss attributable to Ceridian	$(9.2)	$(92.9)	$(104.7)
Less: Income (loss) from discontinued operations	(0.7)	16.5	(15.8)

Net loss from continuing operations attributable to Ceridian	(8.5)	(109.4)	(88.9)
Less: Senior Preferred Stock dividends declared	20.5	14.1	—

Net loss from continuing operations attributable to Ceridian available to common stockholders	$(29.0)	$(123.5)	$(88.9)

Denominator:
Weighted-average shares outstanding—basic	130,409,920	129,976,675	129,849,690
Weighted-average shares outstanding—diluted	130,409,920	129,976,675	129,849,690

Net loss per share from continuing operations attributable to Ceridian—basic and diluted	$(0.22)	$(0.95)	$(0.68)

Net (loss) income per share from discontinued operations—basic and diluted	$(0.01)	$0.13	$(0.12)

Net loss per share attributable to Ceridian—basic and diluted	$(0.23)	$(0.82)	$(0.81)

The following potentially dilutive shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive:

	Year Ended December 31,
	2017	2016	2015
Senior convertible preferred stock	16,802,144	12,601,608	—
Junior convertible preferred stock	58,244,308	58,244,308	58,244,308
Stock options	20,402,209	16,846,248	14,936,161
Unvested RSUs	902,380	311,384	380,953

21. Subsequent Events

Subsequent events have been evaluated through March 14, 2018, the issuance date of this report.

On January 17, 2018, we announced the confidential submission of a draft registration statement on Form S-1 to the SEC relating to the proposed initial public offering of our common stock. The number of shares of common stock to be sold and the price range for the proposed offering have not yet been determined.

            Shares

Common Stock

Prospectus

Goldman Sachs & Co. LLC

J.P. Morgan

Credit Suisse

Deutsche Bank Securities

Barclays

Citigroup

Jefferies

CIBC Capital Markets

Wells Fargo Securities

Baird

Canaccord Genuity

Piper Jaffray

William Blair

MUFG

                 , 2018

Until                  , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering and the concurrent private placement, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fees for the NYSE and TSX.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
TSX listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years:

•	From January 1, 2015 to March 2, 2018, the Registrant granted options to 418 employees to purchase an aggregate of 9,987,719 shares of its common stock under the 2013 Plan with exercise prices ranging from $8.29 to $10.48 per share.

•	From January 1, 2015 to March 9, 2018, the Registrant granted an aggregate of 1,516,744 restricted stock units to four employees under the 2013 Plan at prices ranging from $8.29 to $8.75 per share.

•	From January 1, 2015 to March 9, 2018, the Registrant issued 61,970 shares of its common stock to a total of 39 employees or former employees upon the exercise of options previously granted under the 2013 Plan at strike prices ranging from $6.73 to $8.95 per share.

•	From January 1, 2015 to March 9, 2018, the Registrant issued 457,144 shares of its common stock to two employees upon the vesting of restricted stock units granted under the 2013 Plan with a fair market value of $8.60 to $10.48 per share.

•	In March, 2016, the Registrant sold 16,802,143.963 shares of its senior preferred stock, par value $0.01 per share, to Ceridian Holding II LLC at a price of $8.94 per share for an aggregate purchase price of $150,211,167. In connection therewith, Ceridian Holding II LLC sold 16,802,143.963 shares of its common stock to its Sponsors, certain of their co-investors, and certain other existing stockholders of Ceridian Holding LLC. Further, for each two shares of common stock of Ceridian Holding II LLC purchased by members of management, such individual received an option to acquire one share of common stock, par value $0.01 per share, under the 2013 Plan.

•	In April, 2017, the Registrant sold 366,850 shares of common stock to 40 members of management at a price of $8.60 per share for an aggregate purchase price of $3,155,080. In connection therewith, for each share of common stock purchased, such individual also received an option to acquire two shares of common stock under the 2013 Plan.

The shares of common stock in all of the transactions listed above were issued or will be issued in reliance upon Section 4(a)(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as the sale of such securities did not or will not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Third Amended and Restated Certificate of Incorporation of Ceridian HCM Holding Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2*	Form of Amended and Restated Bylaws of Ceridian HCM Holding Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

4.1	Form of Certificate of Common Stock.

4.2**	Indenture, dated October 1, 2013, among Ceridian HCM Holding Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

4.3**	First Supplemental Indenture, dated August 8, 2014, between Ceridian HCM Holding Inc. and Wells Fargo Bank, National Association, as trustee.

4.4*	Form of Registration Rights Agreement by and among Ceridian HCM Holding Inc. and the other parties thereto to be in effect upon consummation of the offering made under this Registration Statement.

5.1	Opinion of Weil, Gotshal & Manges, LLP.

10.1**	Senior Secured Credit Agreement, dated November 14, 2014, between Ceridian HCM Holding Inc., as borrowers, the lenders party thereto, Deutsche Bank AG New York Branch (as administrative agent and collateral agent) and Deutsche Bank AG Canadian branch (as Canadian subagent).

10.2**	Employment Agreement, dated April 2, 2012, by and between Ceridian Dayforce Corporation and David D. Ossip.

10.3**

Amended and Restated Restrictive Covenant Agreement, effective as of March 20, 2017, by and among Ceridian Holding LLC, Ceridian LLC, Ceridian Canada Ltd., Ceridian Dayforce Corporation and David D. Ossip.

10.4**	Employment Agreement, dated April 20, 2016, by and between Ceridian Canada Ltd. and Paul D. Elliott.

10.5**	Employment Agreement, dated September 14, 2016, by and between Ceridian Canada Ltd. and Arthur Gitajn.

10.6**	Employment Agreement, dated December 7, 2017, by and between Ceridian Canada Ltd. and Scott A. Kitching.

Exhibit No.	Description

10.7**	Employment Agreement, dated January 26, 2018, by and between Ceridian HCM, Inc. and Ted P. Malley.

10.8**	Employment Agreement, dated January 4, 2018, by and between Ceridian HCM, Inc. and Lisa Sterling.

10.9**	Employment Agreement, dated April 3, 2012, by and between Ceridian Dayforce Corporation and Ozzie J. Goldschmied.

10.10**	2013 Ceridian HCM Holding Inc. Stock Incentive Plan, dated October 1, 2013, and as amended on March 30, 2016, August 11, 2016, December 30, 2016, and March 20, 2017.

10.11*	Form of Indemnification Agreement for Ceridian HCM Holding Inc.

10.12	Form of Ceridian HCM Holding Inc. 2018 Equity Incentive Plan.

10.13*	Form of Director Restricted Stock Unit Award Agreement (United States).

10.14*	Form of Director Restricted Stock Unit Award Agreement (Canada).

10.15*	Form of Employee Restricted Stock Unit Award Agreement (United States).

10.16*	Form of Employee Restricted Stock Unit Award Agreement (Canada).

10.17*	Form of Employee Stock Option Award Agreement (United States).

10.18*	Form of Employee Stock Option Award Agreement (Canada).

10.19*	Form of Employee Stock Option Award Agreement (United Kingdom).

10.20*	Form of Employee Stock Option Award Agreement (Australia).

10.21*	Form of Employee Stock Option Award Agreement (Mauritius).

10.22*	Form of Voting Agreement by and among Ceridian HCM Holding Inc. and the other parties thereto to be in effect upon consummation of the offering made under this Registration Statement.

21.1**	List of subsidiaries of Ceridian HCM Holding Inc.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

99.1	Consent to be Named as a Director Nominee for Gerald C. Throop.

*	To be filed by amendment.
**	Previously filed.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Third Amended and Restated Certificate of Incorporation of Ceridian HCM Holding Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2*	Form of Amended and Restated Bylaws of Ceridian HCM Holding Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

4.1	Form of Certificate of Common Stock.

4.2**	Indenture, dated October 1, 2013, among Ceridian HCM Holding Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

4.3**	First Supplemental Indenture, dated August 8, 2014, between Ceridian HCM Holding Inc. and Wells Fargo Bank, National Association, as trustee.

4.4*	Form of Registration Rights Agreement by and among Ceridian HCM Holding Inc. and the other parties thereto to be in effect upon consummation of the offering made under this Registration Statement.

5.1	Opinion of Weil, Gotshal & Manges, LLP.

10.1**	Senior Secured Credit Agreement, dated November 14, 2014, between Ceridian HCM Holding Inc., as borrowers, the lenders party thereto, Deutsche Bank AG New York Branch (as administrative agent and collateral agent) and Deutsche Bank AG Canadian branch (as Canadian subagent).

10.2**	Employment Agreement, dated April 2, 2012, by and between Ceridian Dayforce Corporation and David D. Ossip.

10.3**

Amended and Restated Restrictive Covenant Agreement, effective as of March 20, 2017, by and among Ceridian Holding LLC, Ceridian LLC, Ceridian Canada Ltd., Ceridian Dayforce Corporation and David D. Ossip.

10.4**	Employment Agreement, dated April 20, 2016, by and between Ceridian Canada Ltd. and Paul D. Elliott.

10.5**	Employment Agreement, dated September 14, 2016, by and between Ceridian Canada Ltd. and Arthur Gitajn.

10.6**	Employment Agreement, dated December 7, 2017, by and between Ceridian Canada Ltd. and Scott A. Kitching.

10.7**	Employment Agreement, dated January 26, 2018, by and between Ceridian HCM, Inc. and Ted P. Malley.

10.8**	Employment Agreement, dated January 4, 2018, by and between Ceridian HCM, Inc. and Lisa Sterling.

10.9**	Employment Agreement, dated April 3, 2012, by and between Ceridian Dayforce Corporation and Ozzie J. Goldschmied.

10.10**	2013 Ceridian HCM Holding Inc. Stock Incentive Plan, dated October 1, 2013, and as amended on March 30, 2016, August 11, 2016, December 30, 2016, and March 20, 2017.

10.11*	Form of Indemnification Agreement for Ceridian HCM Holding Inc.

10.12	Form of Ceridian HCM Holding Inc. 2018 Equity Incentive Plan.

Exhibit No.	Description

10.13*	Form of Director Restricted Stock Unit Award Agreement (United States).

10.14*	Form of Director Restricted Stock Unit Award Agreement (Canada).

10.15*	Form of Employee Restricted Stock Unit Award Agreement (United States).

10.16*	Form of Employee Restricted Stock Unit Award Agreement (Canada).

10.17*	Form of Employee Stock Option Award Agreement (United States).

10.18*	Form of Employee Stock Option Award Agreement (Canada).

10.19*	Form of Employee Stock Option Award Agreement (United Kingdom).

10.20*	Form of Employee Stock Option Award Agreement (Australia).

10.21*	Form of Employee Stock Option Award Agreement (Mauritius).

10.22*	Form of Voting Agreement by and among Ceridian HCM Holding Inc. and the other parties thereto to be in effect upon consummation of the offering made under this Registration Statement.

21.1**	List of subsidiaries of Ceridian HCM Holding Inc.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

99.1	Consent to be Named as a Director Nominee for Gerald C. Throop.

*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on March 29, 2018.

CERIDIAN HCM HOLDING INC.

By:	/s/ David D. Ossip
	Name:	David D. Ossip
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 29, 2018.

Signature	Title

/s/ David D. Ossip David D. Ossip	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ Arthur Gitajn Arthur Gitajn	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Brent B. Bickett	Director

* William P. Foley, II	Director

* Thomas M. Hagerty	Director

* Soren L. Oberg	Director

* Ganesh B. Rao	Director

*By:	/s/ Scott A. Kitching
Attorney-in-fact